Confidential Draft Submission #3 as submitted to the Securities and Exchange Commission on August 15, 2013. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CRITEO S.A.

(Exact name of registrant as specified in its charter)

France	7311	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Jean-Baptiste Rudelle

Chairman and Chief Executive Officer

Criteo S.A.

32 rue Blanche

75009 Paris, France

Tel: +33 1 40 40 22 90

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

National Registered Agents, Inc.

160 Greentree Dr., Suite 101

Dover, DE 19904

Tel: (302) 674-4089

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth L. Guernsey Nicole Brookshire Stephane Levy Cooley LLP 1114 Avenue of the Americas New York, New York 10036-7798 (212) 479-6000	Renaud Bonnet Jones Day 2 rue Saint-Florentin 75001 Paris France +33 1 5659-3939	Marc D. Jaffe Rachel W. Sheridan Latham & Watkins LLP 885 3rd Ave #1000 New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary Shares, €0.01 nominal value per share (3)

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes ordinary shares represented by American Depositary Shares, or ADSs, which the underwriters have the option to purchase to cover over-allotments, if any.

(3)	Each ADS represents one ordinary share. ADSs issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate Registration Statement on Form F-6.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated August 15, 2013

Prospectus

American Depositary Shares

Representing              Ordinary Shares

Criteo S.A.

This is the initial public offering of American Depositary Shares, or ADSs, representing ordinary shares of Criteo S.A., a French company. Each ADS will represent one ordinary share, nominal value €0.01 per share.

Criteo S.A. is offering              ADSs.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering per ADS will be between $             and $            . We intend to list the ADSs on Nasdaq under the symbol “CRTO.”

We are an “emerging growth company” under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for future filings.

Investing in the ADSs involves a high degree of risk. See “Risk Factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Criteo S.A. before expenses	$	$

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional                      ADSs from us at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2013.

J.P. Morgan	Deutsche Bank Securities	Jefferies

Stifel

Pacific Crest Securities	SOCIETE GENERALE	William Blair

                    , 2013

criteo

LEVERAGING BIG DATA TO MAKE DISPLAY PERFORM FOR E COMMERCE AND BRANDS.

Criteo TO MAKE DISPLAY PERFORM THE RIGHT PRODUCT, TO THE RIGHT USER, AT THE RIGHT TIME. FOR E-COMMERCE LEVERAGING BIG DATA AND BRANDS.

DATA
INSIGHTS
SEARCH
PRODUCTS
E-COMMERCE
IMPRESSIONS
ADS
PRICE
3RD PARTY
NAVIGATION
criteo engine
PREDICTION ENGINE
HIGH PERFORMANCE COMPUTING
STORAGE
REAL-TIME INFRASTRUCTURE
RECOMMENDATION ENGINE
BIDDING ENGINE
DYNAMIC CREATIVE OPTIMIZATION
HEADPHONES
COMPUTER
GO
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LONDON TO IBIZA
FROM 80 EUROS.

PREDICTION • CREATION • REAL-TIME

Products E - COMMERCE 3 RD PARTY Pre IMP RESSION Search NAVIGATION INSIGHT ADS engine SEARCH ADS E 3RD PARTY Price Navigation PREDICTION ENGINE RECOMMENDATION ENGINE DYNAMIC CREATIVE OPTIMIZATION BIDDING ENGINE HIGH PERFORMANCE COMPUTING STORAGE REAL-TIME INFRASTRUCTURE PREDICTION CREATION REAL-TIME

POWERFUL
AND SCALABLE TECHNOLOGY

DEEP DATA-DRIVEN
INSIGHTS

HIGH QUALITY
CLIENT BASE

DEEP AND HIGHLY
LIQUID MARKETPLACE

EXTENSIVE
GLOBAL PRESENCE

DATA-DRIVEN
VIRTUOUS CIRCLE

POWERFUL AND SCALABLE TECHNOLOGY DATA-DRIVEN VIRTUOUS CIRCLE DEEP AND HIGHLY LIQUID MARKETPLACE DEEP DATA-DRIVEN INSIGHTS HIGH QUALITY CLIENT BASE EXTENSIVE GLOBAL PRESENCE

We and the underwriters have not authorized anyone to provide you with any information other than contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Up to and including                     , 2013 (25 days after the commencement of this offering), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.

We are incorporated in France, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended. Nevertheless, following this offering, we intend to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K. You will be able to read and copy these reports at the addresses set forth in the section of this prospectus titled “Where You Can Find Additional Information.”

Our consolidated financial statements are presented in euros. All references in this prospectus to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in the ADSs. You should read the entire prospectus carefully, including “Risk Factors,” on page 15, and including our financial statements and the related notes on page F-1. You should carefully consider, among other things, the matters discussed in the sections of this prospectus titled “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before making an investment decision. Unless otherwise indicated, “Criteo,” “the Company,” “our Company,” “we,” “us” and “our” refer to Criteo S.A. and its consolidated subsidiaries.

CRITEO S.A.

Business Overview

We are a global technology company that enables e-commerce companies and brands to leverage large volumes of granular data to efficiently and effectively attract, engage and convert their customers. We use our proprietary predictive software algorithms coupled with deep insights into expressed consumer intent and purchasing habits to price and deliver highly relevant and personalized internet and mobile display advertisements in real time. We partner with our clients to track activity on their websites and optimize our advertising placement decisions based on that activity and other data. Demonstrating the depth and scale of our data, we observed over $200 billion in sales transactions on our clients’ websites in the twelve months ended June 30, 2013 whether or not a consumer saw or clicked on a Criteo advertisement. Based on this data and our other data assets, we delivered targeted advertisements that generated approximately 1.5 billion clicks over the same period. Based on these clicks, our clients generated over $6.5 billion in post-click sales. A post-click sale is defined as a purchase made by a user from one of our client’s websites during the 30 day period following a click by that user on an advertisement we delivered for that client. We believe post-click sales is a key performance indicator that our clients use to measure the effectiveness of our solution in driving sales and the return on their advertising spend with us. As of June 30, 2013, we had more than 4,000 clients and in each of the last three years our client retention rate was approximately 90%.

Our solution is comprised of the Criteo Engine, our data assets, access to display advertising inventory, and our advertiser and publisher platforms. The Criteo Engine has been developed over the past eight years and consists of multiple machine learning algorithms—in particular, prediction and recommendation algorithms—and the proprietary global hardware and software infrastructure that enables our solution to operate in real time and at significant scale. The accuracy of the prediction and recommendation algorithms improves with every advertisement we deliver, as they incorporate new data, while continuing to learn from previous data.

Every day we are presented with billions of opportunities to connect individuals that are browsing the internet, whom we refer to as consumers or users, with relevant messaging from our clients. For each of these opportunities, our algorithms will have analyzed massive volumes of data to observe and predict user intent and deliver specific messaging and products that are likely to engage that particular user and result in a sale for our client. To deliver an advertisement with the right product to the right user, the Criteo Engine dynamically creates a customized advertisement for that user and ultimately determines the right price to pay for the internet impression where an advertisement can be served, which we refer to as an advertising impression. The Criteo Engine then buys the advertising impression and seamlessly delivers the advertisement. This entire process can be executed in under 150 milliseconds and can result in the delivery of up to 25,000 advertisements a second, which represents the scale and capacity of our solution.

Access to high quality data assets fuels the accuracy of our algorithms. These data assets include our clients’ sensitive and proprietary data, such as transaction activity on their websites; publisher-specific data, such as the performance of advertisements we previously delivered on a particular publisher’s website; third-party data, such as customer demographic and behavioral data derived from third-party cookies; as well as internally developed data that includes vast and proprietary knowledge we have extracted from having delivered and measured responses to over 500 billion advertising impressions. We obtain large volumes of expressed consumer purchase intent, browsing behavior and transaction data through integration with substantially all of our clients, which enables us to track users’ interactions with our clients’ websites at an individual product level. This deep access to highly granular information from our clients demonstrates the trust that our clients place in us. For example, for most of our clients, we typically have real-time access to the products or services a customer has viewed, researched or bought from them and we continuously receive updated information on approximately 700 million individual products or services, including pricing, images and descriptions. Our proprietary knowledge in extracting value from this data is the result of over eight years of extensive algorithmic-driven analysis, the ongoing refinement of this analysis and delivery of targeted advertisements. The combination of these data sets gives us powerful and actionable insights into consumer purchasing habits that we use to create the most relevant advertisements to drive engagement and ultimately sales for our clients.

We benefit from broad access to display advertising inventory through our direct relationships with over 6,000 publisher partners as well as a leading presence on real-time-bidding display advertising exchanges. Many of our direct publisher partners have granted us preferred access to portions of their inventory as a result of our ability to effectively monetize that inventory. Across both our direct publisher relationships and inventory purchasing done on advertising exchanges, we leverage the Criteo Engine’s ability to accurately value available advertising inventory on an impression by impression basis as it becomes available to us, and utilize that information to bid for inventory on a programmatic, automated basis. Our ability to efficiently access and value inventory results in a highly liquid marketplace for internet display advertising inventory, which in turn allows us to quickly find potential customers for our clients, before a potential customer’s purchase intent has diminished, and to deliver effective advertisements to these users at the right price. We encourage publishers to provide us with access to their display advertising inventory by offering a technology platform through which they can tap into advertising budgets and manage their inventory.

We also offer e-commerce companies and brands an integrated technology platform that enables comprehensive internet display advertising campaign management and includes a unified and easy-to-use dashboard and a suite of software and services that automates most campaign processes. As a result, we reduce unnecessary complexity and cost associated with manual processes and multiple vendors, delivering efficiencies even as campaigns grow in size and complexity.

The accuracy and efficiency of the Criteo Engine enable us to charge our clients only when users engage with an advertisement we deliver, usually by clicking on it. In contrast, traditional display solutions typically charge clients when an advertisement is served, whether or not the advertisement is seen or clicked on by a user. We believe our pay-for-performance pricing model provides a clear link between the cost of an advertising campaign and its effectiveness in driving sales.

As clients have embraced our solution, we have achieved significant growth since our inception and established a global footprint, including significant presence in Europe, the United States, and Asia, where we have a strategic relationship with Yahoo! Japan Corporation, which gives us privileged access to its advertising inventory for delivering personalized display advertisements. Our clients include 3 Suisses, BonPrix, CDiscount, Expedia, Gmarket, Gumtree.com, Hankyu Kotsusha, Hokende, Hotels.com, La Redoute, Lenovo, Lotte, Macy’s, NetShoes, Nissen, Orange, Rakuten, Recruit, Sarenza, Staples, Tiger Direct and Zalando.

Our financial results include:

•

revenue increased from €65.6 million in 2010 to €143.6 million in 2011 and €271.9 million in 2012 and from €113.1 million for the six months ended June 30, 2012 to €194.3 million for the six months ended June 30, 2013;

•

revenue excluding traffic acquisition costs, which we refer to as revenue ex-TAC, which is a non-IFRS financial measure, increased from €29.8 million in 2010 to €64.5 million in 2011 and €114.1 million in 2012 and from €49.5 million for the six months ended June 30, 2012 to €77.3 million for the six months ended June 30, 2013;

•

net income (loss) was €4.7 million in 2010, €6.1 million in 2011 and €0.8 million in 2012 and was €4.0 million for the six months ended June 30, 2012 and €(4.9) million for the six months ended June 30, 2013; and

•

Adjusted EBITDA, which is a non-IFRS financial measure, increased from €9.0 million in 2010 to €13.9 million in 2011 and €17.4 million in 2012 and was €8.6 million for the six months ended June 30, 2012 and €5.2 million for the six months ended June 30, 2013.

Please see footnotes 4 and 6 to the table contained in the section of this prospectus titled “Selected Consolidated Financial and Other Data” for a reconciliation of revenue ex-TAC to revenue and Adjusted EBITDA to net income (loss), the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards, or IFRS. Please see the section of this prospectus titled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Highlights and Trends—Client Retention” for a definition of retention rate.

Recent Acquisition

As part of our strategy to build upon our market and technology leadership, on July 11, 2013, we acquired all of the shares of Ad-X Limited, or Ad-X, a mobile analytics and attribution technology company. Ad-X provides a solution for businesses to track and optimize mobile display advertising campaigns delivered to smartphones and tablets through mobile advertising networks and other marketing solutions. We believe the acquisition of Ad-X will enable us to leverage Ad-X’s complementary technology, personnel and client relationships to accelerate our mobile strategy. As of June 30, 2013, Ad-X had over 120 clients including Expedia and Priceline.com. We believe the addition of Ad-X technologies will enhance our solution offerings by expanding our mobile capabilities.

Industry Background

The ability to market to and acquire customers is a critical driver of success for businesses, often representing a very significant portion of their cost base. Business to consumer e-commerce was approximately a $1.0 trillion industry globally in 2012, growing at 16.7% per year from 2012 to 2017, according to International Data Corporation, or IDC. Penetration of smartphones and tablets has also driven rapid growth of mobile commerce, which represented $64.5 billion globally in 2012, and is expected to grow at 35.5% CAGR between 2012 and 2017 according to IDC. The internet and mobile devices are becoming increasingly important mediums for businesses to generate customer engagement and leads that ultimately result in sales, both online and offline. However, these mediums are also complex and fragmented, making it difficult and costly to engage and convert customers. Illustrating the difficulty of converting customers, 88% of online shoppers surveyed in February 2013 by comScore indicated they had from time to time placed items in a shopping cart and left a site without making a purchase. It is therefore important for businesses to develop and execute online and mobile marketing campaigns efficiently and effectively harnessing consumer intent, big data, technology, measurability, and the ability to target, at scale. According to ZenithOptimedia, marketers spent $88.6 billion on internet advertising in 2012, with this spend expected to grow at a compound annual growth rate of over 14.3% through 2015.

There are two primary channels for customer engagement and conversion online – search and display. Search advertising has been effective at capturing consumer intent and quickly delivering highly targeted advertisements based on that intent, enabling businesses to efficiently engage with potential customers and convert them into buyers. In contrast, display advertising has traditionally been well suited to broad business objectives, including generating awareness and favorability for brands as opposed to the intent-driven performance objectives of search. Currently, internet display advertising faces a number of important challenges as an efficient and effective intent-driven medium for customer engagement and conversion, including:

•

Difficult to Deliver Targeted, Relevant Ads.    Traditional internet display advertising solutions have incorporated very limited audience targeting capabilities and even more limited personalization. In addition, these solutions have generally not been effective in utilizing consumer intent as a signal for the delivery of advertisements. As a result, these traditional campaigns often lack relevance and result in poor engagement.

•

Difficult to Deliver Performance at Scale.    Traditional internet display advertising solutions are often unable to replicate results achieved in small campaigns when conducting larger, more complex campaigns.

•

Inefficient Campaign Execution.    Traditional internet display advertising solutions are often a combination of many point solutions, requiring a business to manually connect and manage multiple intermediaries and complex elements of the advertising campaign execution process.

•

Pricing Disconnected from Performance.    Internet display advertising inventory has historically been sold on a cost per impression, or CPM, basis, meaning that a business is charged each time an advertisement is displayed, whether or not a user interacted with, viewed, or made a purchase based on, the advertisement.

We believe internet display advertising is now at a critical inflection point where the potential for it to be both a branding medium and a more effective engagement and conversion medium is finally being realized. This market transformation is being driven by powerful technology trends including:

•

Big Data.    New computational approaches and the ever-falling costs of computing power now enable technology companies to process and draw insights from large and diverse data sets. These insights can be used to optimize display advertising campaigns in ways that were not previously possible.

•

Real-Time, Automated Buying.    Technologies for more automated and efficient buying and selling of display advertising are gaining traction with both advertisers and publishers. Real-time, automated buying platforms and bidding exchanges help advertisers to efficiently access the appropriate inventory and help publishers to maximize the value of their inventory.

Benefits of Our Solution

We believe our solution is transforming the way that our clients use internet display advertising to drive sales, by making display advertising a more efficient and effective medium for engaging and converting potential customers for e-commerce companies and brands. Key benefits of our solution include:

•

Highly Relevant, Targeted Ads.    We are able to deliver an advertisement with the right product, to the right user, at the right price and at the right time. Based on observed or predicted user intent, we use the Criteo Engine to create and deliver a targeted and personalized internet display advertisement that addresses a user’s expressed intent while that intent likely remains strong. We also use the Criteo Engine to predict a user’s other likely interests and deliver a targeted and personalized internet display advertisement that matches those potential interests.

•

Compelling Performance at Scale.    As a result of the Criteo Engine and our broad access to inventory through our direct relationships with over 6,000 publisher partners and integration with the leading advertising exchanges and networks, we are able to deliver compelling and consistent performance for our clients even as the size and complexity of their advertising campaigns grow. Therefore, we believe that we have an industry-leading capability to deliver advertisements within a given client’s campaign parameters and in doing so can more effectively help our clients reach their customers and drive sales.

•

Performance Driven Business Model.    We get paid only when a user engages with our advertisements, usually by clicking on them, providing a clear link between the cost of an advertising campaign and its effectiveness in driving sales for clients. This has led most of our clients to set their budgets with us whereby their total spend with us is effectively constrained only by our ability to find enough relevant opportunities for them that achieve their specific return objectives.

•

Commitment to Privacy.    We are committed to and are proactive about consumer privacy by giving consumers notice in the advertisements they see with information about personalized advertisements, the data practices associated with advertisements they receive and how to opt-out of targeted advertisements if they choose. We also actively encourage our advertising clients and publishers to provide greater transparency and information to consumers about our collection and use of data relating to the advertisements we deliver and track.

•

Highly Efficient Campaigns at Scale.    Our solution makes advertising campaigns more efficient by reducing unnecessary complexity and cost associated with manual processes and multiple providers involved in display advertising. We are able to continue to deliver these efficiencies even as advertising campaigns scale up and become more complex.

Our Competitive Strengths

We believe we have established a strong leadership position in the global internet display advertising market, built upon a number of differentiating strengths:

•	Powerful and Scalable Technology. Our solution is the result of over eight years of focused research and development and investment, and is supported by a flexible and scalable infrastructure.

•

Deep Data-Driven Understanding of Consumer Intent and Behavior.    We have access to two types of differentiating data: (1) valuable consumer purchase behavior data, including products that a consumer has recently looked at or purchased; and (2) our own operating data and insights, which we have accumulated through our experience in delivering over 500 billion internet display advertisements. We only use the data from each of our clients for the benefit of that specific client’s advertising campaigns and do not sell or otherwise share this data with other clients or third parties.

•

Deep Liquidity of Demand and Supply.    Over the course of multiple years, we have built an extensive network of relationships with our clients and publishers, creating a deep and highly liquid marketplace for internet display advertising inventory. This deep and liquid marketplace has enabled us to increase our reach and access to a quality supply of advertising inventory, driving our ability to quickly match an advertisement to a user before purchase intent has diminished, wherever that user may be online.

•

High Quality Client Base.    Our clients include some of the largest and most sophisticated e-commerce companies and brands in the world, including 3 Suisses, BonPrix, CDiscount, Expedia, Gmarket, Gumtree.com, Hankyu Kotsusha, Hokende, Hotels.com, La Redoute, Lenovo, Lotte, Macy’s, NetShoes, Nissen, Orange, Rakuten, Recruit, Sarenza, Staples, Tiger Direct and Zalando.

•

Extensive Global Presence.    We operate globally in 37 countries. We have achieved global presence by successfully replicating and scaling our business model in multiple different geographic markets. Large businesses are increasingly seeking comprehensive internet advertising solutions that are effective across geographic markets, and we believe we are well positioned to serve them in nearly every market in which they seek to drive sales.

•

Data Driven Virtuous Circle.    Our solution provides significant benefits to advertisers, publishers and users, which we believe creates a virtuous circle. We expect this virtuous circle will continue to fuel our growth.

Our Growth Opportunities

Our goal is to be the leading platform through which e-commerce companies and brands across industries and geographies use online display advertising to drive customer engagement and conversion. The core elements of our growth strategy include:

•

Growing Our Mobile Business.    We see mobile advertising as an opportunity to significantly expand our inventory and reach as well as address the growing user audience and content consumption on mobile devices. In the first quarter of 2013, we launched a mobile solution in Japan, and we intend to continue to enhance this solution and expand it globally. We also recently acquired Ad-X, a complementary mobile analytics and attribution technology company, that allows businesses to track and optimize mobile display advertising campaigns delivered to smartphones and tablets through mobile advertising networks and other marketing solutions.

•

Continuing to Innovate and Invest in Technology and Data.    We intend to continue to make substantial investments in research and development to further increase the efficiency and effectiveness of our solution.

•

Expanding Our Presence in Core Markets and Penetrating New Markets.    We believe significant opportunities remain for us to grow our business in geographic markets where we already operate, such as Europe, the United States and Japan. We also plan to enter and expand operations in new geographic markets, such as the Asia-Pacific region and Eastern Europe.

•

Capturing Broader Advertising Budgets.    To date, a majority of our revenue has been derived from delivering advertisements to users who have expressed an intent in one of our clients’ products or services, with the objective of driving a sale based on that intent. We are beginning to leverage the Criteo Engine, data assets and proprietary knowledge to help businesses achieve longer term business objectives, such as customer retention, brand awareness and preference shift, in order to drive sustained sales growth over time.

•

Expanding Selectively into Other Verticals.    Historically, we have pursued a growth strategy focused mainly on three verticals: retail, travel and classifieds. We believe our solution is also appropriate for a wide variety of potential new clients, including companies in the automotive, telecommunications, consumer goods and finance industries.

Risk Factors

Our business is subject to a number of risks that you should understand before deciding to invest in the ADSs, including the following:

•	We are an early stage company with a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

•	We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth.

•	The failure by the Criteo Engine to accurately predict engagement by a user could result in significant costs to us, in lost revenue and diminished internet display advertising inventory.

•	Our ability to generate revenue depends on our collection of significant amounts of data from various sources.

•	Regulatory, legislative or self-regulatory developments regarding internet privacy matters could adversely affect our ability to conduct our business.

•	If we fail to access a consistent supply of internet display advertising inventory and expand our access to such inventory, our business and results of operations could be harmed.

•	Large and established internet and technology companies may be able to significantly impair our ability to operate.

•	The market in which we participate is intensely competitive and fragmented, and we may not be able to compete successfully with our current or future competitors.

These and other risks are discussed more fully in the section of this prospectus titled “Risk Factors” beginning on page 15.

Corporate Information

We were incorporated as a société par actions simplifiée, or S.A.S., under the laws of the French Republic on November 3, 2005, for a period of 99 years and subsequently converted to a société anonyome, or S.A. We are registered at the Paris Commerce and Companies Register under the number 484 786 249. Our principal executive offices are located at 32 Rue Blanche 75009 Paris, France, and our telephone number is +33 1 40 40 22 90. Our agent for service of process in the United States is National Registered Agents, Inc. We also maintain a web site at www.criteo.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our web site is not a part of this prospectus.

“Criteo,” the Criteo logo and other trademarks or service marks of Criteo S.A. appearing in this prospectus are the property of Criteo S.A. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

The Offering

Public offering price	We currently estimate that the initial public offering price per ADS will be between $ and $

ADSs offered by us	ADSs representing ordinary shares

Option to purchase additional ADSs	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional ADSs from us to cover over-allotments, if any.

American Depositary Shares	Each ADS will represent one ordinary share, nominal value €0.01 per share. You will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	The Bank of New York Mellon

ADSs to be outstanding after this offering	ADSs representing ordinary shares, assuming the deposit of all outstanding shares into the ADS deposit facility.

Use of proceeds	We estimate that we will receive net proceeds of approximately $ , assuming an initial public offering price of $ per ADS, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, sales and marketing activities, research and development, product development, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business. See the section of this prospectus titled “Use of Proceeds.”

Risk factors	See the section of this prospectus titled “Risk Factors” beginning on page 15 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Proposed trading symbol	“CRTO.”

The number of ADSs that will be outstanding after this offering is based on the number of ordinary shares outstanding as of June 30, 2013 and excludes:

•

19,221,071 ordinary shares issuable upon the exercise of outstanding share options and warrants issued pursuant to our share option plans and other delegations of authority from our shareholders at a weighted average exercise price of €1.66 ($2.16) per share; and

•	16,568,092 ordinary shares reserved for future issuance under our share option plans and other delegations of authority from our shareholders.

Except as otherwise noted, the information in this prospectus assumes the following:

•	a -for- share split of our outstanding ordinary shares prior to the completion of this offering;

•	the conversion of all of our outstanding preferred shares into an aggregate of ordinary shares, which will occur automatically immediately prior to the completion of this offering;

•	the effectiveness of our amended and restated by-laws upon the completion of this offering; and

•	no exercise by the underwriters of their option to purchase additional ADSs.

Except as otherwise noted, the information in this prospectus gives effect to the following:

•	a 44-for-one share split of our ordinary shares and preferred shares that occurred in September 2009; and

•	a three-for-one share split of our ordinary shares and preferred shares that occurred in June 2011.

On August 2, 2013, our shareholders approved a 2-for-5 split of our outstanding shares. Under French law, the reverse stock split will not become effective until at least 15 days after notice of the split is published in the French Bulletin des Annonces Légales Obligatoires, or BALO. It is anticipated that the share split will be effective on or about August 20, 2013 and, when effective, will be reflected in this prospectus.

Summary Consolidated Financial and Other Data

The following tables summarize our historical consolidated financial and other data. We derived the summary consolidated statement of income data for the three years ended December 31, 2010, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statement of income data for the six months ended June 30, 2012 and 2013 and the consolidated statement of financial position data as of June 30, 2013 from our unaudited financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read these data together with our consolidated financial statements and related notes beginning on page F-1, as well the sections of this prospectus titled “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Currency Exchange Rates” and the other financial information included elsewhere in this prospectus.

	Year Ended December 31,						Six Months Ended June 30,
	2010	2011	2012				2012	2013
	Euro	Euro	Euro		US$(10)		Euro	Euro		US$(10)
	(euros and dollars in thousands, except share and per share data)

Consolidated Statement of Income Data:
Revenue	€65,626	€143,562		€271,855		$353,683	€113,143		€194,260		$252,732

Cost of revenue:(1)
Traffic acquisition costs	(35,796)	(79,060)		(157,707)		(205,177)	(63,641)		(116,922)		(152,116)
Other cost of revenue	(2,517)	(5,690)		(12,662)		(16,473)	(4,665)		(10,880)		(14,155)

Gross profit	27,313	58,812		101,486		132,033	44,837		66,458		86,462

Operating expenses:
Research and development(1)	(2,433)	(8,786)		(14,285)		(18,585)	(6,381)		(13,194)		(17,165)
Sales and operations(1)	(11,723)	(30,830)		(58,047)		(75,519)	(26,040)		(40,083)		(52,148)
General and administrative(1)	(5,741)	(9,309)		(20,208)		(26,291)	(7,032)		(15,195)		(19,769)

Total operating expenses	(19,897)	(48,925)		(92,540)		(120,395)	(39,453)		(68,472)		(89,082)

Income (loss) from operations	7,416	9,887		8,946		11,639	5,384		(2,014)		(2,620)

Financial income (expense)	(34)	628		(1,559)		(2,028)	319		(2,545)		(3,311)
Income (loss) before taxes	7,382	10,515		7,387		9,610	5,703		(4,559)		(5,931)
Provision for income taxes	(2,668)	(4,391)		(6,556)		(8,529)	(1,735)		(354)		(461)

Net income (loss)	4,714	6,124		831		1,081	3,967		(4,913)		(6,392)

Net income (loss) available to shareholders of Criteo S.A.(2)	€4,714	€6,124		€981		$1,276	€3,967		€(4,799)		$(6,243)

Net income (loss) allocated to shareholders per share:
Basic	€0.133	€0.056		€0.009		$0.012	€0.036		€(0.042)		$(0.055)
Diluted	€0.131	€0.052		€0.008		$0.010	€0.033		€(0.038)		$(0.049)

Weighted average shares outstanding used in computing per share amounts:
Basic	35,318,183	109,484,762		112,857,972		112,857,972	110,688,025		117,855,407		117,855,407
Diluted	35,872,688	118,801,049		121,460,793		121,460,793	118,957,219		129,185,607		129,185,607

Pro forma net income (loss) allocated to shareholders per share(3):
Basic			€		$			€		$
Diluted			€		$			€		$

Pro forma weighted average shares outstanding used in computing per share amounts:(3)
Basic
Diluted

Other Financial and Operating Data:
Number of clients	832	1,638		3,297		NA	€2,237		4,199		NA
Revenue ex-TAC(4)	€29,830	€64,502		€114,148		$148,507	€49,502		€77,338		$100,617
Adjusted Net Income(5)	€5,581	€7,519		€4,387		$5,707	€5,278		€(2,198)		$(2,860)
Adjusted EBITDA(6)	€9,009	€13,884		€17,380		$22,611	€8,564		€5,241		$6,819

	As of June 30, 2013
	Actual		Pro forma as Adjusted(7)
	Euro	US$	Euro	US$
	(in thousands)

Consolidated Statement of Financial Position:
Cash and cash equivalents	€47,893	$62,309	€	$
Working capital(8)	(8,877)	(11,549)
Total assets	167,386	217,769
Trade receivables, net of allowances	66,097	85,992
Total financial liabilities	13,603	17,698
Total liabilities	108,233	140,811
Total equity	59,153	76,958

(1)	Cost of revenue and operating expenses include share-based compensation expense, service costs (pension) and depreciation and amortization expenses as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)

Share-Based Compensation Expense:
Research and development	€(29)	€(180)	€(429)	€(135)	€(559)
Sales and operations	(495)	(899)	(1,800)	(702)	(826)
General and administrative	(343)	(316)	(1,327)	(474)	(1,330)

Total share-based compensation expense	€(867)	€(1,395)	€(3,556)	€(1,311)	€(2,715)

Pension Costs:
Service costs – pension(9)	€(43)	€(75)	€(110)	€(90)	€(171)

Depreciation and Amortization Expense:
Cost of revenue	€(609)	€(2,010)	€(3,648)	€(1,331)	€(3,143)
Research and development	(8)	(51)	(166)	(81)	(229)
Sales and operations	(59)	(227)	(847)	(314)	(753)
General and administrative	(7)	(239)	(107)	(53)	(244)

Total depreciation and amortization expense	€(683)	€(2,527)	€(4,768)	€(1,779)	€(4,369)

(2)	For the year ended December 31, 2012 and the six months ended June 30, 2013, this includes €150,000 and €114,000, respectively, of loss attributable to non-controlling interests in our Japanese subsidiary held by Yahoo! Japan Corporation. See note 1 to our consolidated financial statements beginning on page F-1 for a description of this non-controlling interest.

(3)	Pro forma basic and diluted net income (loss) per ordinary share represents net income (loss) divided by the pro forma weighted average ordinary shares outstanding. Pro forma weighted average shares outstanding reflects the conversion of preferred shares (using the if-converted method) into ordinary shares as if the conversion had occurred on the first day of the relevant period.

(4)	We define Revenue ex-TAC as our revenue excluding traffic acquisition costs, or TAC, generated over the applicable measurement period. Revenue ex-TAC is not a measure calculated in accordance with IFRS. We have included Revenue ex-TAC in this prospectus because it is a key measure used by our management and board of directors. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Revenue ex-TAC provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Our use of Revenue ex-TAC has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which have similar business arrangements, may address the impact of TAC differently; and (b) other companies may report Revenue ex-TAC or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Revenue ex-TAC alongside our other IFRS-based financial performance measures, such as revenue and our other IFRS financial results. The following table presents a reconciliation of Revenue ex-TAC to revenue, the most directly comparable IFRS measure, for each of the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Revenue	€65,626	€143,562	€271,855	€113,143	€194,260

Adjustment:
Traffic acquisition costs	35,796	79,060	157,707	63,641	116,922

Revenue ex-TAC	€29,830	€64,502	€114,148	€49,502	€77,338

(5)	We define Adjusted Net Income as our net income (loss) adjusted to eliminate the impact of share-based compensation expense. Adjusted Net Income is not a measure calculated in accordance with IFRS. We have included Adjusted Net Income in this prospectus because it is a key measure used by our management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of share-based compensation expense in calculating Adjusted Net Income can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Net Income provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Our use of Adjusted Net Income has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: Adjusted Net Income does not reflect the potentially dilutive impact of equity-based compensation and other companies, including companies in our industry, may calculate Adjusted Net Income or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted Net Income alongside our other IFRS-based financial performance measures, such as net profit and our other IFRS financial results. The following table presents a reconciliation of Adjusted Net Income to net income (loss), the most directly comparable IFRS measure, for each of the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Net income (loss)	€4,714	€6,124	€831	€3,967	€(4,913)

Adjustment:
Share-based compensation expense(9)	867	1,395	3,556	1,311	2,715

Adjusted Net Income	€5,581	€7,519	€4,387	€5,278	€(2,198)

(6)

We define Adjusted EBITDA as our consolidated earnings before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense and pension costs. Adjusted EBITDA is not a measure calculated in accordance with IFRS. We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of share-based compensation expense and pension costs in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and (e) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-

based financial performance measures, such as net profit and our other IFRS financial results. The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable IFRS measure, for each of the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Net income (loss)	€4,714	€6,124	€831	€3,967	€(4,913)

Adjustments:
Financial income (expense)	34	(628)	1,559	(319)	2,545
Provision for income taxes	2,668	4,391	6,556	1,735	354
Share-based compensation expense	867	1,395	3,556	1,311	2,715
Service costs—(pension)(9)	43	75	110	90	171
Depreciation and amortization expense	683	2,527	4,768	1,779	4,369

Total net adjustments	4,295	7,760	16,549	4,597	10,154

Adjusted EBITDA	€9,009	€13,884	€17,380	€8,564	€5,241

(7)	Reflects on a pro forma basis the conversion described in footnote (3) above and, on an as-adjusted basis, our sale of ADSs in this offering at an assumed initial public offering price of $ per ADS, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as-adjusted information presented in the summary balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 (€0.77) increase or decrease in the assumed initial public offering price of $ (€ ) per ADS, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, working capital, total assets and total shareholders’ equity (deficit) on a pro forma as-adjusted basis by approximately $ (€ ), assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of ADSs we are offering. Each increase or decrease of 1,000,000 ADSs in the number of ADSs offered by us would increase or decrease each of cash and cash equivalents, working capital, total assets and total equity by approximately $ (€ ) million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(8)	Working capital is calculated as accounts receivable and other current assets less trade payables and other current liabilities.

(9)	Effective January 1, 2012, actuarial gains and losses are recognized in other comprehensive income. Prior periods have not been modified as the effect of the change in accounting policy is immaterial.

(10)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.3010 at June 28, 2013.

RISK FACTORS

Investing in the ADSs involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before making an investment decision regarding our securities. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. If any of these risks materialize, our business, financial condition or results of operations could suffer, the price of the ADSs could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We are an early-stage company with a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

We began our operations in November 2005. Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, market acceptance of our existing and future solutions, managing client implementations and developing new solutions. Our current operating model may require changes in order for us to scale our operations efficiently. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company.

We have incurred net losses in the six month period ended June 30, 2013 as we invested in our business, and we expect our operating expenses to increase significantly in the foreseeable future. Accordingly, we may never return to or sustain profitability.

We have incurred losses in the six month period ended June 30, 2013 and we may incur losses in the future. While we were profitable in 2012, we incurred net losses of €4.9 million in the six months ended June 30, 2013. We do not know if we will be able to return to profitability or maintain profitability on a continued basis. Although our revenue has increased substantially in recent periods, we may not be able to maintain this rate of revenue growth. We anticipate that our operating expenses will continue to increase as we scale our business and expand our operations. In particular, we plan to continue to focus on maximizing our revenue after traffic acquisition costs on an absolute basis, or the revenue we derive after deducting the costs we incur to purchase advertising inventory, which we call revenue ex-TAC, as we believe this focus fortifies a number of our competitive strengths, including access to advertising inventory, breadth and depth of data and continuous improvement of the Criteo Engine’s performance. As part of this focus, we are continuing to invest in building relationships with direct publishers, increasing access to leading advertising exchanges and enhancing the liquidity of our advertising inventory supply, which includes purchasing advertising inventory that may result in lower margin on an individual impression basis and may be less effective in generating clicks. We also expect our general and administrative expenses to increase in absolute dollars as a result of our preparation to become and operate as a public company. Our ability to return to or sustain profitability is based on numerous factors, many of which are beyond our control. We may never be able to generate sufficient revenue to return to or sustain profitability.

We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth.

Our revenue has increased substantially since our inception, but we may not be able to sustain revenue growth consistent with our recent history, or at all. You should not consider our revenue growth in recent periods as indicative of our future performance. In future periods, our revenue could decline or grow more slowly than we expect. We believe growth of our revenue depends on a number of factors, including our ability to:

•	attract new clients, including from new industry verticals such as automotive, telecommunications, consumer goods and finance, and retain existing clients without compromising our profitability;

•

maintain the breadth of our publisher network and attract new publishers, including publishers of web content, mobile applications, video and social games, in order to grow the volume and breadth of advertising inventory available to us;

•	adapt our solution to meet evolving needs of businesses, including to address market trends such as the migration of consumers from web to mobile devices;

•	maintain and increase our access to data necessary for the performance of the Criteo Engine;

•	maintain the proper functioning of the Criteo Engine as we continue to collect increasing amounts of data from our growing base of clients;

•	continuously improve on the algorithms underlying the Criteo Engine;

•	adapt to a changing regulatory landscape governing privacy matters;

•	attract advertising dollars committed to a broader set of marketing objectives, such as building brand awareness;

•	introduce our solution to new geographic markets;

•	increase awareness of our brand on a global basis; and

•	attract and retain employees.

We cannot assure you that we will be able to successfully accomplish any of these objectives.

In addition, we also may incur significant losses in the future for a number of reasons, including other risks described in this prospectus, and we may encounter unforeseen expense, difficulties, complications, delays and other unknown factors. While we have been profitable in each of the last three years, we had a loss for the six months ended June 30, 2013. If we fail to achieve sufficient revenue growth to offset increased costs, we may be unable to sustain our recent growth in revenue or return to profitability in the future.

The failure by the Criteo Engine to accurately predict engagement by a user could result in significant costs to us, in lost revenue and in diminished internet display advertising inventory.

Our solution depends on the ability of the Criteo Engine to accurately predict the likelihood that a consumer will engage with any given internet display advertisement in order for our clients to achieve desirable returns on their advertising spend. We primarily charge our clients based on a cost per click, or CPC, pricing model, and our clients only pay us when a user engages with (i.e., clicks on) the advertisement. However, we purchase advertising inventory from publishers on a cost per thousand impressions, or CPM, basis. Our results of operations therefore are dependent on the Criteo Engine’s ability to predict user engagement with respect to a particular advertisement.

Our agreements with clients are open ended and often do not include a spending minimum. Similarly, our contracts with publishers generally also do not include long-term obligations requiring them to make their inventory available to us. Therefore, we need to continuously deliver satisfactory results for our advertiser clients and publishers in order to maintain and increase revenue, which in turn depends in part on the optimal functioning of the Criteo Engine.

In addition, as we have increased the number of advertiser clients and publishers that use our solution on a global basis, we have experienced significant growth in the amount of data processed by the Criteo Engine and the amount of advertising impressions we deliver. As the amount of data and variables processed by the Criteo Engine increases, the calculations algorithms must compute become increasingly complex and the likelihood of any defects or errors increases.

As a result, if we were to experience significant errors or defects in the Criteo Engine, our solution could be impaired, which could have various negative consequences, including:

•	a loss of advertiser clients and publishers;

•	lower click-through rates;

•	lower profitability per impression;

•	faulty advertisement purchase decisions for which we may need to bear the cost;

•	lower return on advertising spend for our clients;

•	lower price for advertising inventory which we may be able to offer to publishers; and

•	delivery of advertisements that are less relevant or irrelevant to users.

Furthermore, our success depends in part on our ability to continuously innovate and improve on the algorithms underlying the Criteo Engine in order to deliver positive results for our advertiser clients and publishers. The failure to do so could result in delivering poor performance for our advertiser clients and a reduced ability to secure advertising inventory from publishers.

If failures in the Criteo Engine or our inability to innovate and improve on the algorithms underlying the Criteo Engine results in our advertiser clients and publishers ceasing to use our solution, we cannot assure you that we will be able to replace, in a timely or effective manner, departing clients with new clients that generate comparable revenue or departing publishers with new publishers that offer similar internet display advertising inventory. As a result, the failure by the Criteo Engine to accurately predict engagement by a user and continue to do so over time could result in significant costs to us, in lost revenue and in diminished internet display advertising inventory.

Our ability to generate revenue depends on our collection of significant amounts of data from various sources.

Our ability to optimize the delivery of internet display advertisements for our clients depends on our ability to successfully leverage data, including data that we collect from our clients as well as data provided by our publisher partners and from third parties as well as our own operating history. Using cookies and similar tracking technologies, we collect information about the interaction of users with our advertisers’ and publishers’ websites (including, for example, information about the placement of advertisements and users’ shopping or other interactions with our clients’ websites or advertisements). Our ability to successfully leverage such data is dependent upon our continued ability to access and utilize such data. Our ability to access and use such data could be restricted by a number of factors, including consumer choice, restrictions imposed by advertisers and publishers, changes in technology, and new developments in laws, regulations, and industry standards.

If consumer resistance to the collection and sharing of the data used to deliver targeted advertising, increased visibility of consent / Do Not Track mechanisms as a result of industry regulatory and/or legal developments, and/or the development and deployment of new technologies result in a material impact on our ability to collect data, this will materially impair the results of our operations.

Changes to web browsers and a number of other factors could impair our ability to collect the significant amounts of data we use to optimize display advertisements for our clients.

We collect information about the interaction of users with our advertisers’ and publishers’ websites (including, for example, information about the placement of advertisements and users’ shopping or other interactions with our clients’ websites or advertisements) using cookies and similar tracking technologies. Our ability to access and use such data could be restricted by a number of factors, including consumer choice, restrictions imposed by advertisers and publishers, changes in technology, and new developments in laws, regulations and industry standards. Further, certain web browsers, such as Safari, currently block or are planning to block some or all third-party cookies by default. In the event third-party cookies are blocked by default by web browsers, we will need to adapt our solution to enable us to continue to access data and deliver internet display advertising. A potential adaptation to our solution involves additional technical integration with our advertiser clients so that we are considered a first party for purposes of web browser defaults. To date, we have not integrated this adaptation with any client and do not know if it will be successful. In addition, our advertiser clients may not agree to enable this additional integration. If the adaptation to our solution is not successful or if our clients do not enable us to utilize this adaptation on their websites, we could be blocked from serving advertisements to users that utilize web browsers that block third-party cookies. If we are blocked from serving advertisements to a significant portion of internet users, our business could suffer and our results of operations harmed.

In addition, our ability to collect and use data may be restricted or prevented by a number of other factors, including:

•	the failure of our network or software systems, or the network or software systems of our clients;

•	variability in user traffic on advertiser websites;

•

decisions by some of our advertiser clients or publishers to restrict our ability to collect data from them, third parties and users or to refuse to implement mechanisms we request to ensure compliance with our legal obligations;

•

decisions by consumers to opt out of tracking or to use technology, such as browser settings, that limits our ability to collect data about users and reduce our ability to deliver relevant advertisements;

•

our inability to grow our advertiser and publisher base in new industry verticals and geographic markets in order to obtain the critical mass of data necessary for the Criteo Engine to perform optimally in such new industry vertical or geography;

•	interruptions, failures or defects in our data collection, mining, analysis and storage systems;

•	changes in regulation impacting the collection and use of data;

•

changes in browser or device functionality and settings, and other new technologies, which make it easier for users to prevent the placement of cookies or other tracking technology and impact our publishers’ or our advertisers’ ability to collect and use data; and

•

changes in international laws, rules, regulations, and industry standards or increased enforcement of international laws, rules, regulations, and industry standards (e.g. laws in the U.S., EU, and Asia Pacific region).

Any of the above described limitations on our ability to successfully collect, utilize and leverage data could also materially impair the optimal performance of the Criteo Engine and severely limit our ability to target users for our advertisements, which would harm our business and adversely impact our future results of operations.

Regulatory, legislative or self-regulatory developments regarding internet privacy matters could adversely affect our ability to conduct our business.

Self-regulation and privacy regulation

The regulatory environment for the collection and use of consumer data by advertising networks, advertisers, and publishers is very unsettled in Europe, the United States and internationally.

The United States and foreign governments have enacted, considered or are considering legislation or regulations that could significantly restrict industry participants’ ability to collect, augment, analyze, use and share anonymous data, such as by regulating the level of consumer notice and consent required before a company can place cookies or other tracking technologies. A number of existing bills are pending in the U.S. Congress that contain provisions that would regulate how companies can use cookies and other tracking technologies to collect and utilize user information.

Directive 2009/136/EC of the European Parliament and of the Council of November 25, 2009 amended Directive 2002/581-EC of the European Parliament and of the Council, or the E-Privacy Directive, to introduce a requirement for countries in the European Economic Area to enact specific legislation requiring companies like ours together with advertisers and publishers to present users with an information notice and obtain their consent prior to placing cookies or other tracking technologies. The amendment to the E-Privacy Directive and country-specific laws which follow or have already followed the E-Privacy Directive may reduce the amount of data we can collect or process. As a result of these regulatory changes in Europe and related public attention, some leading browser providers have developed or are further developing browsers which reject third-party cookies as the default setting or at least make it easier for consumers to reject cookies or other similar tracking technologies. The changes in Europe following the amendment to the E-Privacy Directive have also resulted in a significant increase in publicity surrounding use of data for targeted advertising, which has heightened consumer awareness and influenced consumer sentiment.

The amended E-Privacy Directive which requires advertisers or companies like ours to obtain informed consent from users for the placement of cookies or other tracking technologies and the delivery of targeted advertisements, should have been implemented in all thirty countries in the European Economic Area. The requirement to obtain users’ consent has been implemented differently across the European Economic Union member states. Some countries, like the UK, permit companies to imply consent from the user’s proceeding onto the website and continuing his/her navigation after s/he has been clearly informed about how cookies are used without disabling them. Other countries currently require through law and/or guidance that the user’s explicit consent must be obtained prior to the placement of cookies for targeted advertising purposes.

The position regarding explicit versus implied consent is still unsettled within the European Economic Area, or the EU, however, and changes are under consideration in France and in other countries. For example, in guidance issued in April 2012, the Commission Nationale de l’Informatique et des Libertés, or CNIL, the French data protection regulator, interpreted French law to require the data controller of any processing that sets cookies, or a third-party designated by the data controller, to inform the user of the purpose of the cookie (e.g., targeted advertising) and to ask if the user accepts the storage of the cookie on his/her computer prior to any processing of user data for targeted advertising purposes, among other requirements. In some countries where legislation and/or regulators’ guidance had previously taken a strict explicit consent position, regulators and some legislators recently have shown more flexibility and willingness to accept an implied consent approach. By way of illustration, on May 20, 2013, the Dutch government released a legislative proposal amending the prior explicit consent requirement which, if adopted, could lead to the adoption of implied consent rules in The Netherlands. Whether this proposal will be confirmed by the adoption of laws and/or official guidance is not certain. If the trend in the EU toward an implied consent mechanism as an acceptable solution does not continue, and requirements for explicit consent mechanisms are maintained, decisions by users not to provide explicit consent could materially affect our business. In addition to explicit versus implied consent uncertainties, changes to the timing of when users receive disclosure about placement of our cookies for purposes of targeting advertising (i.e., providing pop-up or other clear notice prior to placement of the cookie) could materially affect our business. We need the assistance of the advertisers and publishers with which we work to ensure our mutual compliance with these rules, including to provide appropriate information and obtain the user’s consent, including explicit consent where required. As a consequence, we are at risk of non-compliance with applicable European laws.

A new regulation is being considered by European legislative bodies to replace the 1995 European Union Data Protection Directive, which may include more stringent operational requirements for business processing data and may introduce significant penalties for non-compliance. The final provisions may impose requirements that materially impact our business.

Similarly, considering our global presence, we may also be subject to local data protection laws in Canada, the Asia-Pacific region, South America and other regions. There is no legal harmonized approach in many of these regions and little regulatory guidance. Consequently, we could be at risk of non-compliance with applicable local privacy protection laws.

In addition to compliance with government regulations, we voluntarily participate in several trade associations and industry self-regulatory groups that promulgate best practices or codes of conduct relating to targeted advertising. For example, the Internet Advertising Bureau EU & US, the Network Advertising Initiative and the Digital Advertising Alliance, have developed and implemented guidance for companies to provide notice and choice to users regarding targeted advertising. There is ongoing debate about whether the current guidance and approaches by such associations and industry groups complies with EU law. For example, on December 28, 2011, the Article 29 Working Group published an opinion stating that the self-regulatory code was not adequate to comply with Article 5.3 of the amended E-Privacy Directive addressing placement and reading of cookies for targeted advertising. We could be adversely affected by changes to these guidelines and codes in ways that are inconsistent with our practices or the practices of our publishers and advertisers or in conflict with the laws and regulations of the EU, United States or other international regulatory authorities.

These existing and proposed laws, regulations and industry standards can be costly to comply with and can delay or impede the development of new products, result in negative publicity and reputational harm, increase our operating costs, require significant management time and attention, increase our risk of non-compliance and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Privacy risks relating to our clients’ actions or inactions

On behalf of certain of our clients using some of our services, we collect and store information derived from the activities of website visitors and their devices. This enables us to provide such clients with reports on information from and about the visitors to their websites in the manner specifically directed by each such individual client and to conduct targeted advertising. Federal, state and foreign governments and agencies have adopted or are considering adopting laws regarding the passive collection, use, sharing and storage of data collected from or about users’ or their devices. Any perception of our practices or products as an invasion of privacy, whether or not such practices or products are consistent with current or future regulations and industry practices, may subject us to public criticism, private class actions, reputational harm or claims by regulators, which could disrupt our business and expose us to increased liability.

Our compliance with privacy laws and regulations and our reputation among the public body of website visitors depend in part on our clients’ adherence to privacy laws and regulations and their use of our services in ways consistent with visitors’ expectations. We contractually require our clients to notify visitors to their websites about our services (i.e., that we place cookies and collect and share certain non-identifying data for purposes of targeting advertisements), and further require that they link to pages where visitors can opt-out of the collection or targeting. We rely on representations made to us by clients that they will comply with all applicable laws including all relevant privacy and data protection regulations. We make reasonable efforts to enforce contractual notice requirements but do not fully audit our clients’ compliance with our recommended disclosures or their adherence to privacy laws and regulations, nor do we contractually require them to seek explicit consent to the placement of cookies which may be required in certain countries. If our clients fail to adhere to our contracts in this regard, or a court or governmental agency determines that we have not adequately, accurately or completely described our own products, services and data collection, use and sharing practices in our own disclosures to consumers, or if explicit consent was required, then we, and our clients, may be subject to potentially adverse publicity, damages and related possible investigation or other regulatory activity in connection with our privacy practices or those of our clients.

Compliance

In May 2012, the CNIL commenced an inquiry into our compliance with the French Data Protection laws. The inquiry is ongoing. The CNIL has visited our site, and requested and received various documents and information about our services and platform, most recently in February 2013. The CNIL’s decision has not yet been issued and we currently do not know when it will be made available. The inquiry has focused on how we operate technically, how we use data, how long data is stored, and the placement and reading of cookies for advertising purposes (including whether informed consent is collected in a manner which complies with French data protection law). The CNIL may determine that we are not in compliance and may impose a fine and/or require us to take additional steps or amend our current processes and procedures to ensure compliance, or may have other concerns they wish to raise with us. An adverse decision from the CNIL or other regulators may adversely affect Criteo, as noted in the preceding section.

If we fail to access a consistent supply of internet display advertising inventory and expand our access to such inventory, our business and results of operations could be harmed.

All of our revenue is derived from placing internet display advertisements on publisher websites that we do not own. As a result, we do not own or control the advertising inventory upon which our business depends. We currently access advertising inventory through various channels, including through direct relationships with publishers, advertising exchange platforms (such as DoubleClick Ad Exchange, Yahoo!’s Right Media, Facebook’s Exchange and Microsoft‘s Ad Exchange) and other platforms that aggregate the supply of advertising inventory, such as Appnexus Inc., Admeld Inc., The Rubicon Project, Inc. and PubMatic, Inc. For example, in both 2012 and the first half of 2013, Google Inc.’s and Appnexus Inc.’s advertising inventory represented over 30% of our cost of revenue. Since our contracts with publishers with whom we have direct relationships generally do not include long-term obligations requiring them to make their inventory available to us, our ability to continue to purchase inventory from these publishers depends in part on our ability to consistently pay sufficiently competitive CPMs for their internet display advertising inventory as well as our ability to offer advertisements from high quality companies. Similarly, as more companies compete for advertising impressions on advertising exchange platforms and other platforms that aggregate supply of advertising inventory, advertising inventory becomes more expensive, which may adversely affect our ability to acquire advertising inventory and resell it on a profitable basis. Any interference with our ability to maintain access to such inventory could materially reduce the amount of advertising inventory that our solution relies on in order to deliver advertisements for our clients. In addition, since we rely on a limited number of companies for access to significant portions of advertising inventory that our business depends on, the loss of access to advertising inventory from one of those companies would negatively impact our ability to deliver internet display advertisements for our advertiser clients. Any of these consequences could therefore adversely affect our results of operations and financial condition.

In addition, we rely on a limited number of companies that operate advertising exchange platforms and other platforms that aggregate supply of advertising inventory for access to a significant amount of advertising inventory that our business depends on. Many widely used aggregators of advertising inventory are owned by companies that may compete with us for clients. Competitive pressure may incentivize these companies to limit our access to advertising inventory available through their platforms. If this were to occur, our ability to place advertisements would be significantly impaired and our results of operations would be adversely affected.

In order to grow our publisher base, we will need to expand the breadth and quality of businesses that utilize our solution. In addition, in order to grow our advertiser base, we must expand our access to new sources of internet display advertising inventory and maintain a consistent supply of this inventory. While we have historically relied both on accessing advertising inventory through direct relationships with publishers and through advertising exchange platforms and other platforms that aggregate supply of advertising inventory, we may increasingly rely on direct relationships with publishers in order to maintain the necessary access to, and establish a greater amount of preferred access to, advertising inventory. In order to enter into or maintain such direct relationships, we may need to agree to terms that are unfavorable to us, including, for example, contractual minimums for advertising inventory and/or long term commitment. In addition, as we attempt to improve our solution to enable businesses to place advertisements with publishers other than on the web, including mobile applications, video and social games, we will need to develop and improve our access to publishers in those environments. Our ability to attract new publishers on the web, mobile applications, video and social games will depend on various factors, some of which are beyond our control. Therefore, we cannot assure you that we will successfully grow our direct relationships with new publishers or maintain and expand our access to advertising inventory through other channels. In addition, even if we do grow our direct relationships, we cannot assure you that those direct relationships with publishers will be on favorable terms to us.

Therefore, if we are unable to acquire sufficient advertising inventory through direct publisher relationships or intermediaries, our business and results of operations could be harmed.

Our focus on maximizing our revenue after traffic acquisition costs may result in a further decrease in our gross margin.

We are focused on maximizing our revenue after traffic acquisition costs on an absolute basis, or the revenue we derive after deducting the costs we incur to purchase advertising inventory, which we call revenue ex-TAC, as we believe this focus fortifies a number of our competitive strengths, including access to advertising inventory, breadth and depth of data and continuous improvement of the Criteo Engine’s performance. As part of this focus, we are continuing to invest in building relationships with direct publishers, increasing access to leading advertising exchanges and enhancing the liquidity of our advertising inventory supply, which includes purchasing advertising inventory that may have lower margin on an individual impression basis and may be less effective in generating clicks. In addition, we are experiencing, and expect to continue to experience, increased competition for advertising inventory purchased on a programmatic basis. Our traffic acquisition costs as a percentage of revenue have increased primarily as a result of the purchasing of lower margin advertising inventory on an individual impression basis and, to a lesser extent, increased competition. Overall, this adversely impacts our revenue ex-TAC as a percentage of revenue and our gross margin. We expect our traffic acquisition costs to continue to increase as a percentage of revenue for the foreseeable future as we continue our focus on liquidity and long-term value sustainability over our gross margins. Even with this focus, we cannot be certain that such investments will be successful and result in increased liquidity or long-term value for our shareholders.

Large and established internet and technology companies may be able to significantly impair our ability to operate.

Large and established internet and technology companies such as Adobe Systems Incorporated, Amazon.com, Inc., AOL, Inc., Apple Inc., eBay Inc., Facebook, Inc., Google Inc. and Yahoo! Inc. may have the power to significantly change the very nature of the internet display advertising marketplace, and these changes could materially disadvantage us. For example, Amazon, Apple, Facebook, Google and Microsoft have substantial resources and have a significant share of widely adopted industry platforms such as web browsers, mobile operating systems and advertising exchanges and networks. Therefore, these companies could leverage their position to make changes to their web browsers, mobile operating systems, platforms, exchanges, networks or other products or services that could be significantly harmful to our business and results of operations. For example, Apple first warned iOS developers in August 2011 that it would limit their access to unique device identifiers, or UDIDs, and in May 2012, its App Store stopped accepting iOS apps and updates attempting to mine UDID data. We rely on UDIDs to serve personalized advertisements in iOS applications. If Apple were to strictly enforce this policy, we would not be able to serve personalized advertisements in Apple applications with this limitation. Our business may not grow in this application market if such limitations are strictly enforced.

The market in which we participate is intensely competitive and fragmented, and we may not be able to compete successfully with our current or future competitors.

The market for internet display advertising solutions is highly competitive and rapidly changing. With the introduction of new technologies and the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales and maintain our profitability.

We compete primarily in the market for internet display advertising. This market is rapidly evolving, highly competitive, complex and fragmented. We face significant competition in this market which we expect will intensify in the future. We currently compete for advertising spend with large, well-established companies, such as Amazon.com, Inc., eBay Inc., Google Inc. ValueClick, Inc. and Yahoo! as well as smaller, privately-held companies. We believe the principal competitive factors in our industry include:

•	ability to deliver return on advertising spend at scale;

•	global reach;

•	client trust;

•	breadth and depth of publisher relationships;

•	comprehensiveness of products and solutions; and

•	ease of use.

In addition to competing with various companies for advertising spend, we also compete with some of them for internet display advertising inventory and some of these companies also operate their own advertising networks or exchanges. Further, some of these companies that we compete with either for advertising spend and/or advertising inventory may also be our clients or affiliated with our clients. Competitive pressure may incentivize such companies to cease to be our clients or cease to provide us with access to their advertising inventory. If this were to occur, our ability to place advertisements would be significantly impaired and our results of operations would be adversely affected.

New technologies and methods of buying advertising present a dynamic competitive challenge, as market participants offer multiple new products and services, such as analytics, automated media buying and exchanges, aimed at capturing advertising spend. In addition to existing competitors and intermediaries, we may also face competition from new companies entering the market, which may include large established companies, such as Amazon, Inc., Apple Inc. and Adobe Systems Incorporated, which recently acquired Omniture, Inc. and Efficient Frontier, Inc., AOL Inc., which acquired Platform-A, Inc. (advertising.com), and eBay Inc., which recently acquired Fetchback, Inc. and GSI Commerce Inc., all of which currently offer, or may in the future offer, solutions that result in additional competition for advertising spend or advertising inventory.

We may also face competition from companies we do not yet know about. If existing or new companies develop, market or resell competitive high-value marketing products or services, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our results of operations could be harmed.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, be able to devote greater resources to the development, promotion, sale and support of their products and services, have more extensive advertiser bases and broader publisher relationships than we have, and may have longer operating histories and greater name recognition than we have. As a result, these competitors may be better able to respond quickly to new technologies, develop deeper advertiser relationships or offer services at lower prices. Any of these developments would make it more difficult for us to sell our solution and could result in increased pricing pressure, reduced gross margins, increased sales and marketing expense and/or the loss of market share.

If we fail to innovate, adapt and respond effectively to rapidly changing technology, our solution may become less competitive or obsolete.

Our future success will depend on our ability to continuously enhance and improve our solution to meet advertiser needs, add functionality to our advertiser and publisher platforms and address technological advancements. If we are unable to enhance our solution to meet market demand in a timely manner, we may not be able to maintain our existing clients or attract new clients. For example, as e-commerce and consumption of content continues to migrate from the web to mobile and tablet devices and advertisements more frequently include video or incorporate animation, sound and/or interactivity, which we refer to as rich media content, businesses are increasingly demanding that internet display advertising solutions extend to all three screens and support video and rich media content. In addition, as consumers spend more time watching video and playing social network games online, as opposed to browsing static webpages, businesses may increasingly shift their advertising budgets to video and game publishers or, if consumers fail to engage with advertisements displayed on smaller screens, reduce their internet display advertising budgets. In order to maintain and continue to grow our revenue, we will need to continue to adapt and improve our solution to offer video and rich media content advertisements and to enable advertisers to place advertisements with publishers other than through a desktop, including on smart phones and tablets and on applications created for these devices, and develop ways to encourage engagement on these devices. In the first quarter of 2013, we launched a mobile solution in Japan but we may not be successful in expanding our mobile solution globally or at all. We also recently acquired Ad-X, a complementary mobile analytics and attribution technology company, that allows businesses to track and optimize mobile display advertising campaigns delivered to smartphones and tablets through mobile advertising networks and other marketing solutions, but we may not be successful in utilizing this technology to grow our mobile business. If we are unable to successfully develop or acquire new solutions to continuously meet advertiser needs or are unable to adapt our organization to market these new solutions, our solution may become less competitive or obsolete.

If we are unsuccessful at marketing our solution to businesses for use across a broader spectrum of advertising objectives, we may not be able to achieve our growth and business objectives.

We have designed our solution to address important changes in the display advertising industry, including, for example, a focus on automation, real-time bidding and enabling businesses to only pay for advertising that has performed, most often measured as a click on an internet display advertisement. To date, we have principally focused our efforts on marketing our solution to businesses delivering advertisements to users that may already be engaged with them. However, an important component of our growth strategy involves marketing our solution to businesses for use across a broader spectrum of advertising objectives, such as in capturing the attention of new users to drive engagement with businesses, or preference shift, and building brand awareness. However, our ability to adapt our solution to meet these advertiser objectives is dependent upon our ability to access new data and identify appropriate measurable objectives (other than a click or a sale) that can be used to focus our prediction algorithms. As such, we would need to make significant investments in product development to meet these broader advertiser objectives.

Further, we may need to make significant additional investments in sales and marketing to educate the market on the benefits of our solution. However, we have limited experience marketing our solution to businesses as an answer to broader advertising purposes. Therefore, if we are unable to successfully market our solution for broader advertisement campaign objectives and businesses do not adopt our solution to pursue such objectives, we may not be able to achieve our growth and business objectives.

Future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our results of operations and financial condition.

We recently acquired Ad-X and may seek to acquire additional businesses, products or technologies. However, we have limited experience in acquiring and integrating businesses, products and technologies. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms and/or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues.

Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions, including our recent acquisition of Ad-X, involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, services and personnel of acquired businesses, especially if those businesses operate outside of our core competency;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	ineffectiveness or incompatibility of acquired technologies or services;

•	potential loss of key employees of acquired businesses;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	diversion of management’s attention from other business concerns;

•	litigation for activities of the acquired company, including claims from terminated employees, clients, former shareholders or other third parties;

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failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company, technology, or solution, including issues related to intellectual property, solution quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues;

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in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	costs necessary to establish and maintain effective internal controls for acquired businesses;

•	failure to successfully further develop the acquired technology in order to recoup our investment; and

•	increased fixed costs.

If we are unable to successfully integrate Ad-X, or any future business, product or technology we acquire, our business and results of operations may suffer.

As we expand the market for our solution, we may become more dependent on advertising agencies as intermediaries and this may adversely affect our ability to attract and retain business.

As we market our solution for broader advertising purposes, we may increasingly need to depend on advertising agencies to work with us in assisting businesses in planning and purchasing for broader advertising objectives, such as preference shift and brand awareness. However, we have limited experience in working with advertising agencies as intermediaries, as we have traditionally had direct relationships with our advertiser clients. Historically, direct relationships with our clients accounted for 86.5% and 87.4% of our revenue in 2010 and 2011, respectively, and 80.5% of our revenue in the first 11 months of 2012. If we have an unsuccessful engagement with an advertising agency on a particular advertising campaign, we risk losing the ability to do work not only for the advertiser for whom the campaign was run, but also for other brands represented by that agency. Further, if our business evolves so that we are increasingly working through advertising agency intermediaries, we would have less of a direct relationship with our clients than if our clients dealt with us directly. This may drive our clients to attribute the value we provide to the advertising agency rather than to us, further limiting our ability to develop long term relationships directly with our clients. Our clients may move from one advertising agency to another, and, accordingly, even if we have a positive relationship with an advertising agency, we may lose the underlying business when an advertiser switches to a new agency. The presence of advertising agencies as intermediaries between us and our clients thus creates a challenge to building our own brand awareness and affinity with our clients who are the ultimate sources of our revenue. Further, we may become more dependent on advertising agencies as intermediaries and this may adversely affect our ability to attract and retain business.

Our future success will depend in part on our ability to expand into new industry verticals.

As we market our solution to a wider group of potential clients outside of our three key industry verticals of retail, travel and classifieds, including businesses in the automotive, telecommunications, consumer goods and finance industries, we will need to adapt our solution and effectively market our solution to businesses in those industry verticals. We have limited experience in selling to businesses outside of the retail, travel and classified industries. Our success in expanding our solution to businesses in new industry verticals will depend on various factors, including our ability to:

•	design products and solutions that are attractive to businesses in such industries;

•	hire personnel with relevant industry vertical experience to lead sales and product teams; and

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accumulate sufficient data sets relevant for those industry verticals to ensure that the Criteo Engine has sufficient quantity and quality of information to deliver efficient and effective internet display advertising within the relevant industry.

If we are unable to successfully adapt our solution to appeal to businesses in industries other than retail, travel and classifieds, and then effectively market such solutions to businesses in such industries, we may not be able to achieve our growth or business objectives. Further, as we expand our client base and solution into new industry verticals, we may be unable to maintain our current client retention rates.

If we are unable to protect our proprietary information or other intellectual property, our business could be adversely affected.

We rely largely on trade secret law to protect our proprietary information and technology. We generally seek to protect our proprietary information by confidentiality, non-disclosure and assignment of invention agreements with our employees, contractors and parties with which we do business. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our intellectual property. Those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. Breaches of the security of our website, databases or other resources could expose us to a risk of loss of proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology or information. Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors and in these situations we may have no or limited rights to stop their use of our information. To the extent that our employees, contractors, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights to such intellectual property. If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would harm our ability to protect our rights and may have an adverse effect on our business.

Although we also rely on copyright laws to protect the works of authorships, including software, created by us, we do not register the copyrights in any of our copyrightable works. United States copyrights must be registered before the copyright owner may bring an infringement suit in the United States. Furthermore, if a U.S. copyright is not registered within three months of publication of the underlying work, the copyright owner is precluded from seeking statutory damages or attorneys fees in any United States enforcement action, and is limited to seeking actual damages and lost profits. Accordingly, if one of our unregistered U.S. copyrights is infringed by a third-party, we will need to register the copyright before we can file an infringement suit in the United States, and our remedies in any such infringement suit may be limited.

We hold one patent issued by the U.S. Patent and Trademark Office and one patent issued by the French Patent Office. We are also pursuing the registration of our domain names, trademarks and service marks in the United States and in certain locations outside the United States. Effective trademark, domain name and patent protection are expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. Any of our patents, trademarks or other intellectual property rights may not provide sufficient protection for our business as currently conducted or may be challenged by others or invalidated through administrative process or litigation. In addition, in the event that our trademarks are successfully challenged, we could be forced to rebrand our solution, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing our new brand. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks. While we have two patents, our existing patents and any patents issued in the future may not provide us with competitive advantages, may be successfully challenged, invalidated or circumvented by third parties, may give rise to ownership claims or to claims for the payment of additional remuneration of fair price by the persons having participated in the creation of the inventions and may not be of sufficient scope or strength to provide us with any meaningful protection. Further, as we continue to expand our business geographically, it may become desirable for us to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our intellectual property through additional patent filings that could be expensive and time-consuming. Once we file a patent application in one country, we have a limited period of time to file it in all other countries in which we want to have patent protection over a certain invention. If we fail to file in those countries we will be precluded from having patent protection for that invention in those other countries. Without patent protection, others will be free to practice that invention in those other countries. Even if we obtain patent protection, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

Additionally, in the United States, the central provisions of the Leahy-Smith America Invents Act, or AIA, became effective recently. Among other things, this law switched U.S. patent rights from the former “first-to-invent” system to a “first inventor-to-file” system. This may result in inventors and companies having to file patent applications more frequently to preserve rights in their inventions. This may favor larger competitors that have the resources to file more patent applications.

Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third-party copying, infringement or use, which could adversely affect our competitive position.

To protect or enforce our intellectual property rights, we may initiate litigation against third parties. Litigation may be necessary to protect our intellectual property, or determine the enforceability, scope and validity of the proprietary rights of others. Any lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Additionally, we may provoke third parties to assert claims against us. These claims could invalidate or narrow the scope of our own intellectual property. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. The occurrence of any of these events may adversely affect our business, financial condition and results of operations.

Our business may suffer if it is alleged or determined that our technology or another aspect of our business infringes the intellectual property rights of others.

The online and mobile advertising industries are characterized by the existence of large numbers of patents, copyrights, trademarks, trade secrets and other intellectual property and proprietary rights. Companies in these industries are often required to defend against litigation claims that are based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims or rights against their use.

Our success depends, in part, upon non-infringement of intellectual property rights owned by others and being able to resolve claims of intellectual property infringement or misappropriation without major financial expenditures or adverse consequences. From time to time, we may be the subject of claims that our solution and underlying technology infringe or violate the intellectual property rights of others, particularly as we expand the complexity and scope of our business. Furthermore, as a result of disclosure of information in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties.

Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and the outcome of any litigation is inherently uncertain. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. Claims that we are infringing patents or other intellectual property rights could:

•	subject us to significant liabilities for monetary damages, which may be tripled in certain instances;

•	prohibit us from developing, commercializing or continuing to provide some or all of our solution unless we obtain licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all;

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subject us to indemnification obligations or obligations to refund fees to, and adversely affect our relationships with, our current or future clients, advertising agencies, media networks and exchanges or publishers;

•	cause delays or stoppages in providing our solution;

•	cause clients, potential clients, advertising agencies, media networks and exchanges or publishers to avoid working with us;

•	divert the attention and resources of management and technical personnel;

•	harm our reputation; and

•	require technology or branding changes to our solution that would cause us to incur substantial cost and that we may be unable to execute effectively or at all.

In addition, we may be exposed to claims that the content contained in advertising campaigns violates the intellectual property or other rights of third parties. Such claims could be made directly against us or against the advertising agencies, media networks and exchanges and publishers from whom we purchase advertising inventory. Generally, under our agreements with advertising agencies, media networks and exchanges and publishers, we are required to indemnify the advertising agencies, media networks and exchanges and publishers against any such claim with respect to an advertisement we served. We generally require our clients to indemnify us for any damages from any such claims. There can be no assurance, however, that our clients will have the ability to satisfy their indemnification obligations to us, and pursuing any claims for indemnification may be costly or unsuccessful. As a result, we may be required to satisfy our indemnification obligations to advertising agencies, media networks and exchanges and publishers or claims against us with our assets. This result could harm our reputation, business, financial condition and results of operations.

Our business involves the use, transmission and storage of confidential information, and the failure to properly safeguard such information could result in significant reputational harm and monetary damages.

Our business involves the storage and transmission of confidential consumer information, including certain purchaser data, and security breaches could expose us to a risk of loss or unauthorized disclosure of this information, litigation and possible liability, as well as damage our relationships with our clients. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to our data or the data of our clients or publishers, our reputation could be damaged, our business may suffer and we could incur significant liability.

Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose sales and clients. Any significant violations of data privacy or other security breaches could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation and adversely impact our results of operations and financial condition. Moreover, if a high profile security breach occurs with respect to another provider of performance display advertising solutions, our clients and potential clients may lose trust in the security of providers of performance display advertising solutions generally, which could adversely impact our ability to retain existing clients or attract new ones.

Additionally, third parties may attempt to fraudulently induce employees or consumers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data, our advertiser clients’ or publishers’ data, which could result in significant legal and financial exposure and a loss of confidence in the security of our solution and ultimately harm our future business prospects. A party who is able to compromise the security of our facilities could misappropriate our proprietary information or the proprietary information of our advertiser clients and/or our publishers, or cause interruptions or malfunctions in our operations. We may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in security. Finally, in addition, computer viruses may harm our systems causing us to lose data, and the transmission of computer viruses could expose us to litigation.

Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover any claim against us for loss of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management’s attention.

Our business depends on our ability to maintain the quality of content of our advertiser clients and publishers.

We must be able to ensure that our clients’ advertisements are not placed in publisher content that is unlawful or inappropriate. If we fail to ensure that our clients’ advertisements are not placed in unlawful or inappropriate content, our reputation and business may suffer. In addition, if we place advertisements in content that is not permitted under the terms of the applicable agreements with a client, we may be unable to charge the client for clicks generated on those sites, the client may terminate their campaign or the client may require us to indemnify them for any resulting third party claims. Further, our publishers rely upon us not to place advertisements on their websites that are unlawful or inappropriate. If we are unable to ensure that the quality of our advertiser and publisher content does not decline as the number of advertiser clients and publishers we work with continues to grow, then our reputation and business may suffer and we may not be able to secure additional or retain our direct publisher relationships.

Our sales efforts with both potential advertiser clients and publishers require significant time and expense and our success will depend on effectively expanding our sales and marketing operations and activities to grow our base of advertiser clients and publishers.

Attempting to increase our base of advertiser clients and publishers and achieving broader market acceptance of our solution is a key component of our growth strategy. Attracting advertiser clients and publishers, however, requires substantial time and expense, and we may not be successful in establishing these new relationships or in maintaining or advancing our existing relationships. For example, it may be difficult to identify, engage and market to potential clients that are unfamiliar with our solution, especially as they relate to their general advertising campaigns, or currently delegate advertising decisions to advertising agencies. Furthermore, many of our existing and potential clients require input from multiple internal constituencies. As a result, we must identify those involved in the purchasing decision and devote a sufficient amount of time to presenting our solution to those individuals, including providing demonstrations and comparisons against other available solutions, which can be a costly and time-consuming process.

Our ability to grow our advertiser and publisher base will depend to a significant extent on our ability to expand our sales and marketing and publisher support operations and activities. We expect to be increasingly dependent on our direct sales force and publisher support teams to attract new advertiser clients and publishers and we intend to continue to expand these teams internationally. In addition, as we target new industry verticals, we will need to attract sophisticated sales and publisher support personnel that are familiar with the relevant industry and geographic market. We believe that there is significant competition for direct sales personnel with the sales skills and technical knowledge that we require. Therefore, our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales and publisher support personnel with relevant industry knowledge. New hires require significant training before they achieve full productivity. Newly hired advertiser sales and publisher development personnel may not become productive as quickly as we would like, or at all, thus representing increased operating costs and lost opportunities which in turn would adversely affect our business, financial condition and results of operations.

Therefore, if we are not successful in recruiting and training our advertiser sales and publisher development personnel and streamlining our sales and business development processes with advertiser clients and publishers to cost-effectively grow our advertiser and publisher base, our ability to grow our business and our results of operation could be adversely affected.

If our implementation cycles are long, we may allocate resources to an advertiser without any guarantee of near-term revenue generation.

Implementing our solution with clients generally requires clients to integrate software code on their website to enable us to gather and import data regarding consumer behavior on their website into our systems and inform the algorithms underlying the Criteo Engine. This implementation process can be complex and time-consuming for an advertiser and can result in delays in the deployment and use of our solution after an advertiser has signed up to utilize it. Depending upon the time and resources that an advertiser is willing to devote to the integration of our solution with their website and the nature and complexity of an advertiser’s network and systems, the actual testing and implementation of our solution may occur some period of time after an advertiser has signed up to use our solution. As a result, the possibly lengthy implementation cycle may result in difficulty in predicting our future results of operations.

Failures in our systems and infrastructure supporting our solution could significantly disrupt our operations and cause us to lose clients.

In addition to the optimal performance of the Criteo Engine, our business relies on the continued and uninterrupted performance of our software and hardware infrastructures. We currently place over one billion advertisements per day and each of those advertisements can be placed in under 150 milliseconds. Sustained or repeated system failures of our software and hardware infrastructures, which interrupt our ability to deliver advertisements quickly and accurately, our ability to serve and track advertisements and our ability to process consumers’ responses to those advertisements, could significantly reduce the attractiveness of our solution to advertiser clients and publishers, reduce our revenue and impair our reputation.

In addition, while we seek to maintain excess capacity to facilitate the rapid provision of new client deployments and the expansion of existing client deployments, we may need to increase bandwidth, storage, power or other elements of our system architecture and our infrastructure as our client base continues to grow, and our existing systems may not be able to scale up in a manner satisfactory to our existing or prospective clients. Our failure to continuously upgrade our infrastructure to meet the demands of a growing base of global advertiser clients and publishers could adversely affect the functioning and performance of our solution and could in turn affect our results of operations.

Finally, our systems are vulnerable to damage from a variety of sources, some of which are outside of our control, including telecommunications failures, power outages, malicious human acts and natural disasters. Any steps we take to increase the reliability and redundancy of our systems supporting our solution may be expensive and may not be successful in preventing system failures.

If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of advertiser and publisher satisfaction.

We have experienced, and may continue to experience, rapid growth and organizational change, which have created, and may continue to create, challenges to the quality of our service to our advertiser clients and publishers, and which have placed, and may continue to place, significant demands on our management and our operational and financial resources.

For example, the number of clients from which we collect revenue has increased from under 350 located in eight countries as of January 1, 2010 to approximately 3,300, located in over 37 countries, as of December 31, 2012 and more than 4,000, located in over 37 countries, as of June 30, 2013. While our client count has increased over time, this metric can also fluctuate from quarter to quarter due to the seasonal trends in advertising spend of our clients and timing and amount of revenue contribution from new clients. Therefore, there is not necessarily a direct correlation between a change in clients in a particular period and an increase or decrease in our revenue. Part of the challenge that we expect to face in the course of our continued expansion is to maintain a high level of service and advertiser and publisher satisfaction. To the extent our advertiser and publisher base grows, we will need to expand our account management and other personnel, in order to continue to provide personalized account management and services. We will therefore require significant expenses and capital expenditures and the allocation of valuable management resources to maintain the quality of our client service that has been central to our growth so far, especially as we continue to seek to attract larger advertiser clients and publishers. If we fail to manage our anticipated growth in a manner that preserves our attention to our clients, our brand and reputation may suffer which would in turn impair our ability to attract and retain advertiser clients and publishers.

We expect to continue to expand our international operations into other countries in the future. As such, our organizational structure is becoming more complex as we expand our managerial, operational, research and development, marketing and sales, administrative, financial and other functions in order to support our expanding business. Furthermore, our rapid international expansion and the expanding geographical diversity of our workforce has placed, and is expected to continue to place, a significant strain on the corporate culture of rapid innovation and teamwork that has been central to our growth so far. If we are unable to successfully manage growth in employee headcount and function and our geographical expansion, our results of operations could suffer.

If we fail to enhance our brand cost-effectively, our ability to expand our client base will be impaired and our financial condition may suffer.

We believe that developing and maintaining awareness of the Criteo brand in a cost-effective manner is critical to achieving widespread acceptance of our existing solution and future solutions, such as mobile solutions and solutions directed toward capturing broader advertising budgets, and is an important element in attracting new advertiser clients and publishers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to deliver valuable solutions for our advertiser clients and publishers. In the past, our efforts to build our brand have involved significant expenses. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new advertiser clients or publishers or retain our existing advertiser clients or publishers and our business could suffer.

We experience quarterly fluctuations in our results of operations due to a number of factors which make our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly results of operations fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our past results as indicative of our future performance. If our revenue or results of operations fall below the expectations of investors or securities analysts, or below any guidance we may provide to the market, the price of the ADSs could decline substantially.

Following this offering, we plan to continue to substantially increase our investment in research and development, product development and sales and marketing, as we seek to continue to expand into new devices (e.g. mobile applications), geographically and to new industry verticals to capitalize on what we see as a growing global opportunity for our solution. We also expect that our general and administrative expense will increase both to support our growing operations and due to the increased costs of operating as a public company. For the foregoing reasons or other reasons we may not anticipate, historical patterns should not be considered indicative of our future quarterly results of operations.

Other factors that may affect our quarterly results of operations include the following:

•	the nature of our clients’ products or services;

•	demand for our solution and the size, scope and timing of advertising campaigns;

•	the lack of long term agreements with our advertiser clients and publishers;

•	advertiser and publisher renewal rates;

•	market acceptance of our solution and future products and services in current industry verticals and in new industry verticals;

•	market acceptance of our solution and future products and services in new geographic markets;

•	the timing of large expenditures related to expansion into new geographic markets and/or new industry verticals;

•	the timing of adding support for new devices, platforms and operating systems;

•	the amount of inventory purchased through direct relationships with publishers versus internet advertising exchanges or networks;

•	our clients’ budgeting cycles;

•	our ability to timely collect amounts owed to us by our clients;

•	changes in the competitive dynamics of our industry, including consolidation among competitors;

•	the response of consumers to our clients’ advertisements and to online marketing in general;

•	our ability to control costs, including our operating expenses;

•	network outages, errors in our solution or security breaches and any associated expense and collateral effects;

•	foreign currency exchange rate fluctuations, as some of our foreign sales and costs are denominated in their local currencies;

•	failure to successfully manage any acquisitions; and

•	general economic and political conditions in our domestic and international markets.

As a result, we have a limited ability to forecast the amount of future revenue and expense, and our results of operations may from time to time fall below our estimates or the expectations of public market analysts and investors.

Seasonal fluctuations in advertising activity could adversely affect our cash flows.

Our cash flows from operations could vary from quarter to quarter due to the seasonal nature of our clients’ spending. For example, in particular in the online retail industry, many businesses devote the largest portion of their budgets to the fourth quarter of the calendar year, to coincide with increased holiday spending by consumers. Conversely, our e-commerce retail and travel clients typically conduct fewer advertising campaigns in the second quarter than they do in other quarters. To date, these seasonal effects have been masked by our rapid revenue growth. However, if and to the extent that seasonal fluctuations become more pronounced, our operating cash flows could fluctuate materially from period to period as a result.

In periods of economic uncertainty, businesses may delay or reduce their spending on advertising, which could materially harm our business.

General worldwide economic conditions have experienced significant instability in recent years, especially in the European Union where we generated 93.9%, 83.4%, 63.5% and 52.0% of our revenue in 2010, 2011, 2012 and the six months ended June 30, 2013, respectively. These conditions make it difficult for our clients and us to accurately forecast and plan future business activities, and could cause our clients to reduce or delay their advertising spend with us. Historically, economic downturns have resulted in overall reductions in advertising spending. We cannot predict the timing, strength or duration of any economic slowdown or recovery. In downturns our revenue can be adversely affected as businesses may curtail spending on advertising in general and on a solution such as ours. Any macroeconomic deterioration in the future, especially further deterioration in the European Union, could impair our revenue and results of operations. In addition, even if the overall economy improves, we cannot assure you that the market for internet display advertising solutions and the market for performance internet display advertising will experience growth or that we will experience growth. Furthermore, we generally sell through insertion orders with our clients. These insertion orders generally do not include long-term obligations and are cancelable upon short notice and without penalty. Any reduction in advertising spending could limit our ability to grow our business and negatively affect our results of operations.

We derive a significant portion of our revenue from e-commerce businesses, especially in the retail, travel and classified industries, and downturn in these industries or any changes in regulations affecting these industries could harm our business.

A significant portion of our revenue is derived from e-commerce businesses in the retail, travel and classifieds industries. For example, in 2010, 2011 and 2012 and in the six months ended June 30, 2013, 72.3%, 68.2%, 66.0% and 63.5%, respectively, of our revenue was derived from advertisements placed for retail e-commerce businesses. In addition, we expect to grow our advertiser base in additional industries, such as automotive, telecommunications, consumer goods and finance. Any downturn in any of these industries, or other industries we may target in the future, may cause our clients to reduce their spending with us, delay or cancel their advertising campaigns with us.

Furthermore, our business could be negatively impacted by the application of existing laws and regulations or the enactment of new laws by federal, state and foreign governmental or regulatory agencies which would impose taxes on goods and services provided over the internet. To the extent that such taxes discourage the use of the internet as a means of commercial marketing or reduce the amount of products and services offered through e-commerce websites, online advertising spending may decline and the use or attractiveness of our solution by our clients or potential clients may be adversely affected.

Interruptions or delays in services provided by third-party providers that we rely upon could impair the performance of our solution and harm our business.

We currently lease space from third-party data center hosting facilities for our servers located in Belgium, California, France, Japan, New York and The Netherlands. All of our data gathering and analytics are conducted on, and the advertisements we deliver are processed through, our servers located in these facilities. We also rely on bandwidth providers and internet service providers to deliver advertisements. Any damage to, or failure of, the systems or facilities of our third-party providers could adversely impact our ability to deliver our solution to clients. If, for any reason, our arrangement with one or more data centers is terminated, we could experience additional expense in arranging for new facilities and support.

The occurrence of a natural disaster, an act of terrorism, vandalism or sabotage, a decision to close any data center or the facilities of any other third-party provider without adequate notice, or other unanticipated problems at these facilities could result in lengthy interruptions in the availability of our solution. While we have disaster recovery arrangements in place, our testing in actual disasters or similar events is limited. If any such event were to occur, our business, results of operations and financial condition could be adversely affected.

Our international operations and expansion expose us to several risks.

During 2010, 2011 and 2012 and the six months ended June 30, 2013, revenue generated outside of France was 56.7%, 70.9%, 81.9% and 85.7% of our revenue, respectively, based on the location of where the respective advertising campaign was delivered. Our primary research and development operations are located in France and the United States. In addition, we currently have international offices outside of France and the United States, which focus primarily on selling and implementing our solution in those regions. In the future, we may expand to other international locations. Our current international operations and future initiatives will involve a variety of risks, including:

•	localization of our solution, including translation into foreign languages and adaptation for local practices;

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

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different labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	exposure to many onerous and potentially inconsistent data protections laws;

•	more stringent regulations relating to data security and the unauthorized use of, or access to, commercial and personal information, particularly in the European Union;

•	changes in a specific country’s or region’s political or economic conditions;

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challenges inherent to efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

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risks resulting from changes in currency exchange rates and the implementation of exchange controls, including restrictions promulgated by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and other similar trade protection regulations and measures in the United States or in other jurisdictions;

•	reduced ability to timely collect amounts owed to us by our clients in countries where our recourse may be more limited;

•	limitations on our ability to reinvest earnings from operations derived from one country to fund the capital needs of our operations in other countries;

•	limited or unfavorable intellectual property protection;

•	exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions; and

•	restrictions on repatriation of earnings.

We have limited experience in marketing, selling and supporting our solution outside of France, Germany, the United Kingdom, the United States and Japan. Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenue or profitability.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions as a result of new taxes and new laws, including sales taxes, which may negatively affect our business.

As a multinational organization, operating in multiple jurisdictions such as France, the United States, the United Kingdom, Germany and Japan, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations.

In addition, as internet commerce and globalization continue to evolve, increasing regulation by federal, state or foreign governments becomes more likely. Our business could be negatively impacted by the application of existing laws and regulations or the enactment of new laws applicable to digital advertising. The cost to comply with such laws or regulations could be significant, and we may be unable to pass along those costs to our clients in the form of increased fees, which may negatively affect our business.

Finally, the authorities in these jurisdictions could review our tax returns and impose additional taxes, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

We are exposed to foreign currency exchange rate fluctuations.

We incur portions of our expenses and derive revenues in currencies other than the euro. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, for example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

Our revenue would decline if we fail to gather sufficient data in a particular geographical market and effectively coordinate the demand for and supply of advertising inventory.

The performance of the Criteo Engine in a particular geographical market depends on having sufficient advertiser clients and publishers in that market utilizing our solution and our ability to coordinate the demand for and supply of advertising inventory in that market. Since we cannot consistently predict the demand for advertising inventory by our clients and the advertising inventory being made available to us, including on a priority basis, the demand for and supply of advertising inventory in that market may not be sufficient or sufficiently coordinated for the Criteo Engine to function optimally. As such, as we target new geographic markets, we will need to adequately coordinate the timing for local advertiser clients and publishers to use our solution. A failure to effectively manage demand for and the supply of advertising inventory processed through the Criteo Engine could impair its ability to accurately predict user engagement in that market, which could result in:

•	a reduction in the amount of inventory our publishers make available to us in the future;

•	a loss of existing advertiser clients or publishers;

•	an adverse effect on our ability to attract new publishers willing to give us preferred access;

•	harm to our reputation;

•	increased cost; and

•	lost revenue.

If we do not retain our senior management team and key employees, or attract additional sales and technology talent, we may not be able to sustain our growth or achieve our business objectives.

Our future success is substantially dependent on the continued service of our senior management team. Our management team is currently spread across multiple physical locations and geographies, which can strain the organization and make coordinated management more challenging. Our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with technical skills that enable us to deliver effective advertising solutions, and sales and advertiser and publisher support representatives with experience in digital advertising. Competition for these employees in our industry is intense. As a result, we may be unable to attract or retain these management, technical, sales and advertiser and publisher support personnel who are critical to our success, resulting in harm to our key advertiser and publisher relationships, loss of key information, expertise or proprietary knowledge and unanticipated recruitment and training costs. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and pursue our business goals.

Our inability to use software licensed from third parties, or our use of open source software under license terms that interfere with our proprietary rights, could disrupt our business.

Our technology platform incorporates software licensed from third parties, including some software, known as open source software, which we use without charge. Although we monitor our use of open source software, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our solution to our clients. In the future, we could be required to seek licenses from third parties in order to continue offering our solution, which licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our solution or discontinue use of portions of the functionality provided by our solution. In addition, the terms of open source software licenses may require us to provide software that we develop using such software to others on unfavorable license terms such as by precluding us from charging license fees or by requiring us to disclose our source code. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or enhancements of our existing platform, which could impair our business.

Our failure to maintain certain tax benefits applicable to French technology companies may adversely affect our results of operations.

As a French technology company, we have benefited from certain tax advantages, including, for example, the French research tax credit (crédit d’impôt recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and represented €0.9 million, €1.5 million, €2.4 million and €1.0 million in 2010, 2011 and 2012 and the six months ended June 30, 2013, respectively. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit. If the French tax authority determines that our research and development programs do not meet the requirements for the CIR benefit, we could be liable for additional corporate tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows.

For example, in 2011, we underwent a tax inspection by the French tax authorities covering fiscal years 2008 and 2009, which resulted in a reassessment of €0.5 million. Further, we have an ongoing inspection related to fiscal years 2010 and 2011 with the French tax authorities, which resulted in a preliminary reassessment of €0.5 million for 2010. The French tax authorities may challenge our eligibility to, or our calculation of certain tax reductions and/or deductions in respect of our research and development activities and, should the French tax authorities be successful, we may be liable to additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

Transfer pricing rules may adversely affect our corporate income tax expense.

Many of the jurisdictions in which we conduct business have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles. Contemporaneous documentation must exist to support this pricing. The tax authorities in these jurisdictions could challenge the arm’s lengthiness of our related party transfer pricing policies and as a consequence the tax treatment of corresponding expenses and income. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these tax authorities were successful in challenging our transfer pricing policies, we may be liable for additional corporate income tax, and penalties and interest related thereto, which may have a significant impact on our results of operations and future cash flows.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to: (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; (2) only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations; and (3) to the extent that we no longer qualify as a foreign private issuer, (a) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (b) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (3) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these reduced reporting burdens. As a result, the information that we provide our security holders may be different than you might get from other public companies in which you hold equity interests. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of the ADSs may, therefore, be adversely impacted.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our annual report for the year ending December 31, 2014, we will be required to submit a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation. This process is time-consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an “emerging growth company,” which may be up to five fiscal years following the date of this offering. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the

ADSs may be adversely impacted, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a U.S. public company, we will incur legal, accounting, and other expenses that we did not previously incur. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the exchange on which the ADSs are listed and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. The Exchange Act would require that, as a public company, we file annual, quarterly and current reports with respect to our business, financial condition and result of operations. However, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, as a foreign private issuer, we are not required to file quarterly and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to establish and maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our cost and expense.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

We also expect that being a public company, these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and results of operations.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

Financial accounting standards may change or their interpretation may change. A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change becomes effective. Changes to existing rules or the re-examining of current practices may adversely affect our reported financial results.

In addition, as a “foreign private issuer” our financial statements are prepared and presented in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. If we lose our status as a “foreign private issuer,” we will need to begin reporting as a U.S. domestic issuer, which entails preparing and presenting our financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. This migration from IFRS to U.S. GAAP would require us to present our financial information in U.S. dollars instead of euros as well, which would involve a significant change in the way our financial information is prepared and presented. Additionally, this migration from IFRS to U.S. GAAP may involve revisions to our accounting for and presentation of historical transactions which may adversely affect our reported financial results or the way we conduct our business.

Risks Related to this Offering and Ownership of Our Shares and the ADSs

There has been no prior market for our ordinary shares or the ADSs, the market price for the ADSs may be volatile or may decline regardless of our operating performance, an active public trading market may not develop or be sustained following this offering, and you may not be able to resell the ADSs at or above the initial public offering price.

There has been no public market for our ordinary shares or the ADSs prior to this offering. The initial public offering price for the ADSs will be determined through negotiations between the underwriters and us and may vary from the market price of the ADSs following this offering. If you purchase ADSs in this offering, you may not be able to resell those ADSs at or above the initial public offering price. An active or liquid market in the ADSs may not develop upon the closing of this offering or, if it does develop, it may not be sustainable. The trading prices of the securities of technology companies have been highly volatile. The market price of the ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us and our securities, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of online marketing or other technology companies, or those in our industry in particular;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

Although we will apply to list the ADSs on Nasdaq, we cannot assure you that a trading market for the ADSs will develop, or, if a trading market does develop, that it will be maintained.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

After the offering, share ownership will remain concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise a direct or indirect controlling influence on us.

We anticipate that our executive officers, directors, current five percent or greater shareholders and affiliated entities will together beneficially own approximately     % of our ordinary shares outstanding after this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders, including those who purchase ADSs in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds that we receive from this offering, including applications for working capital, possible acquisitions and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for the ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades the ADSs or publishes incorrect or unfavorable research about our business, the price of the ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades the ADSs, demand for the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline.

We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs. In addition, French law may limit the amount of dividends we are able to distribute.

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs. Investors seeking cash dividends should not purchase the ADSs.

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with accounting principles generally accepted in France, or French GAAP. Please see the section of this prospectus titled “Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting our Ordinary Shares—Rights, Preferences and Restrictions Attaching to Ordinary Shares” for further details on the limitations on our ability to declare and pay dividends. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

In addition, exchange rate fluctuations may affect the amount of euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

If you purchase ADSs in this offering, you will experience substantial and immediate dilution.

If you purchase ADSs in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per ADS after giving effect to this offering of $         per ADS as of June 30, 2013, based on an assumed initial public offering price of $         per ADS, the midpoint of the range set forth on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per ADS that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their ordinary shares. You will experience additional dilution upon exercise of any warrant, upon exercise of options to purchase ordinary shares under our equity incentive plans, if we issue restricted shares to our employees under our equity incentive plans or if we otherwise issue additional ADSs. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

While we anticipate that our existing cash and cash equivalents and short-term investments will be sufficient to fund our operations for at least the next 12 months, we may need to raise additional capital to fund operations in the future or to finance acquisitions. If adequate funds are not available on acceptable terms, we may be unable to fund the expansion of our marketing and sales and research and development efforts, increase working capital, take advantage of acquisition or other opportunities, or adequately respond to competitive pressures which could seriously harm our business and results of operations. If we incur debt, the debt holders would have rights senior to shareholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our ordinary shares. In addition, pursuant to the terms of our credit facilities, we may be restricted in the use of such facilities to capital expenditures and information technology-related expenses. If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including potential additional acquisitions or development of new technologies.

Furthermore, if we issue additional equity securities, shareholders will experience dilution, and the new equity securities could have rights senior to those of our ordinary shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, our shareholders bear the risk of our future securities offerings reducing the market price of the ADSs and diluting their interest.

Future sales of shares of the ADSs by existing shareholders could depress the market price of the ADSs.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of the ADSs in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of the ADSs could decline significantly and could decline below the initial public offering price. Upon completion of this offering, we will have outstanding approximately                      ordinary shares, approximately                      of which are subject to the 180-day contractual lock-up referred to above. We, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. may permit our officers, directors, employees and current shareholders to sell shares prior to the expiration of the lock-up agreements. See the section of this prospectus titled “Underwriting.”

After the lock-up agreements pertaining to this offering expire, and based on the number of ordinary shares outstanding upon completion of this offering, an additional                      ADSs (equivalent to an equal number of ordinary shares) will be eligible for sale in the public market, of which                      are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, the ordinary shares subject to outstanding options under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans and ordinary shares subject to outstanding warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.

Following this offering, we intend to file one or more registration statements with the SEC covering                      ADSs (equivalent to an equal number of ordinary shares) available for future issuance under our equity incentive plans. Upon effectiveness of such registration statements, any shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of the ADSs.

See the section of this prospectus titled “Shares and ADSs Eligible for Future Sale” for a more detailed description of sales that may occur in the future. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline substantially.

Our by-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our by-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•	our ordinary shares are in registered form only and we must be notified of any transfer of our shares in order for such transfer to be validly registered;

•

under French law, a non-resident of France may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see the section of this prospectus titled “Limitations Affecting Shareholders of a French Company”;

•

the provisions of French law allowing the owner of 95% of the share capital or voting rights of a public company to force out the minority shareholders following a tender offer made to all shareholders are only applicable to companies listed on a stock exchange of the European Union and will therefore not be applicable to us;

•

a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•

our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•

our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•

our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•

our board of directors can only be convened by our chairman or our managing director, if any, or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

•

our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•

approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•

advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice; and

•

pursuant to French law, the sections of the by-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by 66 2/3% of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a proxy to a person designated by us to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Your right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to your holdings.

According to French Law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.

Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See the section of this prospectus titled “Description of American Depositary Shares—Your Right to Receive the Ordinary Shares Underlying Your ADSs.”

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company; our ordinary shares are not listed, and we do not intend to list our shares, on any market in France, our home country. This may limit the information available to holders of the ordinary shares.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our ordinary shares are not listed and we do not currently intend to list our ordinary shares on any market in France, our home country. As a result, we are not subject to the reporting and other requirements of listed companies in France. For instance, we are not required to publish quarterly or semi annual financial statements. Accordingly, there will be less publicly available information concerning our company than there would be if we were a U.S. public company.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer listed on the Nasdaq Global Market, we will be subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in France, which is our home country, may differ significantly from corporate governance listing standards. For example, neither the corporate laws of France nor our by-laws require a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nomination and corporate governance committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under French law. However, if we choose to change such practice to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2014.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of our executive officers or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status. Immediately following the closing of this offering, approximately     % of our outstanding ordinary shares will likely be held by U.S. residents (assuming that all purchasers in this offering are residents of the United States).

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

U.S. holders of ADSs may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of our PFIC status is made annually after the close of each taxable year. Because we hold and expect to continue to hold following this offering a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of the ADSs and ordinary shares, which may fluctuate considerably after this offering, it is difficult to predict whether we will be a PFIC in any taxable year. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. See the section of this prospectus titled “Material Income Tax Consequences.”

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management and the experts named in this prospectus.

Four of our directors and certain members of senior management, those of certain of our subsidiaries and the experts named in this prospectus are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. See the section of this prospectus titled “Enforcement of Civil Liabilities.”

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French company with limited liability. Our corporate affairs are governed by our by-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See the sections of this prospectus titled “Management—Corporate Governance Practices” and “Description of Share Capital.”

Participants in our directed ADS program will be required to have entered into a lock-up agreement with the underwriters and must hold their ADSs for a minimum of 180 days following the date of the final prospectus related to this offering and accordingly will be subject to market risks not imposed on other investors in the offering.

At our request, the underwriters have reserved up to                  of the ADSs offered hereby for sale to                     . Purchasers of these ADSs will be required to have entered into a lock-up agreement with the underwriters and will not, subject to exceptions, be able to offer, sell, contract to sell or otherwise dispose of or hedge any such ADSs for a period of 180 days after the date of the final prospectus relating to this offering, subject to certain specified extensions. As a result of such restriction, such purchasers may face risks not faced by other investors who have the right to sell their ADSs at any time following the offering. These risks include the market risk of holding ADSs during the period that such restrictions are in effect.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly the sections of this prospectus titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. All statements other than present and historical facts and conditions contained in this prospectus, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this prospectus, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our ability to meet the challenges of a growing company in a rapidly developing and changing industry, including our ability to forecast accurately;

•	our ability to maintain an adequate rate of revenue growth and return to profitability;

•	the ability of the Criteo Engine to accurately predict engagement by a user;

•	our ability to continue to collect and utilize data about user behavior and interaction with advertisers;

•	our ability to protect users’ information and adequately address privacy concerns;

•	our ability to acquire an adequate supply of advertising inventory from publishers on terms that are favorable to us;

•	our ability to predict and adapt to changes in widely adopted industry platforms and other new technologies;

•	the effects of increased competition in our market;

•	our ability to effectively scale our technology platform in new industry verticals and to manage our international expansion;

•	regulatory, legislative or self-regulatory developments regarding internet privacy matters;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	our ability to attract and retain qualified employees and key personnel; and

•	our ability to integrate the operations of acquired businesses.

You should refer to the section of this prospectus titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise.

CURRENCY EXCHANGE RATES

The following table sets forth, for each period indicated, the low and high exchange rates for euros expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the noon buying rate of the Federal Reserve Bank of New York for the euro. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this prospectus may vary.

	Year Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2013
High	1.6010	1.5100	1.4536	1.4875	1.3463	1.3692
Low	1.2446	1.2547	1.1959	1.2926	1.2062	1.2782
Rate at end of period	1.3919	1.4432	1.3269	1.2973	1.3187	1.3010
Average rate per period	1.4695	1.3955	1.3216	1.4002	1.2909	1.3107

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	January 2013	February 2013	March 2013	April 2013	May 2013	June 2013	July 2013
High	1.3584	1.3692	1.3098	1.3168	1.3192	1.3407	1.3282
Low	1.3047	1.3054	1.2782	1.2836	1.2818	1.3006	1.2774
Rate at end of period	1.3584	1.3079	1.2816	1.3168	1.2988	1.3010	1.3268

On August 2, 2013, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = $1.3268.

On June 28, 2013, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = $1.3010. Unless otherwise indicated, currency translations in this prospectus reflect the June 30, 2013 exchange rate.

Information presented on a constant currency basis in this prospectus is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation because they believe this better represents our underlying business trends.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the ADSs that we are offering will be $         million, based on an assumed initial public offering price of $         per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $         per ADS would increase (decrease) our net proceeds from this offering by $         million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for the ADSs. We intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, research and development, product development, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business.

Our management will retain broad discretion in the allocation and use of our net proceeds from this offering. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business. For example, if we were to expand our operations more rapidly than anticipated by our current plans, a greater portion of the proceeds would likely be used for working capital and other capital expenditures. Alternatively, if we were to engage in an acquisition that contained a significant cash component, some or all of the proceeds might be used for that purpose.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business.

Subject to the requirements of French law and our by-laws, dividends may only be distributed from our statutory retained earnings. See the section of this prospectus titled “Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting our Ordinary Shares—Rights, Preferences and Restrictions Attaching to Ordinary Shares” for further details on the limitations on our ability to declare and pay dividends. Dividend distributions, if any, will be made in euros and converted into U.S. dollars with respect to the ADSs, as provided in the deposit agreement.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2013 on:

•	an actual basis; and

•

a pro forma as adjusted basis to reflect: (1) the conversion of our outstanding preferred shares into                      ordinary shares, which will occur automatically immediately prior to the completion of this offering; (2) our issuance and sale of             ADSs in this offering at an assumed initial public offering price of $         per ADS (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses; and (3) the application of our net proceeds of this offering as described under the section of this prospectus titled “Use of Proceeds.”

You should read this table together with our consolidated financial statements and related notes beginning on page F-1, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	As of June 30, 2013
	Actual	Pro forma as Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	€47,893	€

Borrowings and finance lease obligations, including current portion	€13,603	€

Equity attributable to shareholders of Criteo S.A.:
Preferred shares, €0.01 nominal value: 85,883,880 shares issued and outstanding, actual; no shares issued and outstanding, pro forma as adjusted	859		—
Ordinary shares, €0.01 nominal value: 32,059,696 shares issued and outstanding, actual; shares issued and outstanding, pro forma as adjusted	321
Additional paid-in capital	46,694
Accumulated reserves	15,565
Accumulated other comprehensive income	(3,996)

Total equity attributable to shareholders of Criteo S.A.	59,443

Total capitalization	€73,046	€

(1)

Each $1.00 (€0.77) increase or decrease in the assumed initial public offering price of $         (€        ) per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by approximately €        , assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of ADSs we are offering. Each increase or decrease of 1,000,000 ADSs in the number of ADSs offered by us would increase or decrease each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total equity attributable to shareholders of Criteo S.A. and total capitalization by approximately €        , assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of ordinary shares that will be outstanding after this offering is based on the number of shares outstanding as of June 30, 2013 and excludes:

•

19,221,071 ordinary shares issuable upon the exercise of outstanding share options and warrants issued pursuant to our share option plans and other delegations of authority from our shareholders at a weighted average exercise price of €1.66 ($2.16) per share; and

•	16,568,092 ordinary shares reserved for future issuance under our share option plans and other delegations of authority from our shareholders.

DILUTION

If you invest in the ADSs, your ownership interest will be diluted to the extent of the difference between the initial public offering price per ADS paid by purchasers of the ADSs and the pro forma as adjusted net tangible book value per ADS after this offering. Our net tangible book value as of June 30, 2013 was €59.2 million (or $77.0 million), or €0.         per ADS. Net tangible book value per ADS is determined by dividing (1) our total assets less our total liabilities by (2) the number of ordinary shares outstanding as of June 30, 2013, or              ordinary shares, after giving effect to the conversion of all of our outstanding preferred shares into              ordinary shares upon the completion of this offering.

After giving effect to our sale of             ADSs in this offering at an assumed initial public offering price of $         (€        ) per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2013 would have been €         million, or €         per ADS. This amount represents an immediate increase in net tangible book value of €         per ADS to our existing shareholders and an immediate dilution in net tangible book value of €         per ADS to new investors.

The following table illustrates this dilution on a per ADS basis:

Assumed initial public offering price per ADS		€
Historical net tangible book value per ADS as of June 30, 2013	€
Pro forma increase per ADS attributable to conversion of preferred shares

Pro forma net tangible book value per ADS before this offering		€
Pro forma increase in pro forma as adjusted net tangible book value per ADS attributable to new investors participating in this offering	€

Pro forma as adjusted net tangible book value per ADS after this offering		€

Dilution per ADS to new investors participating in this offering		€

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 (€0.77) increase or decrease in the assumed initial public offering price of $         (€        ) per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value by approximately €         million, or approximately €         ($        ) per ADS, and the dilution per share to investors participating in this offering by approximately €         ($        ) per ADS, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of ADSs we are offering. An increase in the number of ADSs offered by us by 1,000,000 ADSs would increase the pro forma as adjusted net tangible book value by approximately €         , or €         ($        ) per ADS, and the pro forma dilution per share to investors in this offering would be €         ($        ) per ADS, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, a decrease in the number of ADSs offered by us by 1,000,000 ADSs would decrease the pro forma as adjusted net tangible book value by approximately €         , or €         ($        ) per ADS, and the pro forma dilution per ADS to investors in this offering would be €         ($        ) per ADS, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions. The pro forma information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after the offering would be €        ($        ) per ADS, the increase in the pro forma as adjusted net tangible book value per share to existing shareholders would be €        ($        ) per ADS and the dilution to new investors purchasing ADSs in this offering would be €        ($        ) per ADS.

The following table sets forth as of June 30, 2013, on a pro forma basis as described above, after giving effect to the conversion of all of our outstanding preferred shares into ordinary shares, consideration paid to us in cash for shares purchased from us by our existing shareholders and by new investors, based on an assumed initial public offering price of $        (€            ) per ADS and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary Shares/ ADSs Purchased from Us			Total Consideration to Us			Average Price per Ordinary Share/ADS

	Number	Percent		Amount	Percent
Existing shareholders			%	€		%	€
New investors

Total		100.0%		€	100.0%

Each $1.00 (€0.77) increase or decrease in the assumed initial public offering price of $         (€        ) per ADS, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $         (€        ) million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of ADSs we are offering. An increase or decrease in the number of ADSs offered by us by 1,000,000 ADSs would increase or decrease the total consideration paid by new investors by $         (€        ), assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions.

In addition, if the underwriters exercise their over-allotment option in full, the number of shares held by the existing shareholders after this offering would be reduced to     % of the total number of ordinary shares outstanding after this offering, and the number of shares held by new investors would increase to             , or     % of the total number of ordinary shares outstanding after this offering.

The tables and calculations above are based on the number of ordinary shares outstanding as of June 30, 2013, but do not include the following shares:

•

19,221,071 ordinary shares issuable upon the exercise of outstanding share options and warrants issued pursuant to our share option plans and other delegations of authority from our shareholders at a weighted average exercise price of €1.66 ($2.16) per share; and

•	16,568,092 ordinary shares reserved for future issuance under our share option plans and other delegations of authority from our shareholders.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the following selected consolidated financial and operating data in conjunction with the consolidated financial statements and related notes beginning on page F-1 and the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Currency Exchange Rates.” We derived the consolidated statements of income data for the years ended December 31, 2010, 2011 and 2012 and consolidated statements of financial position data as of December 31, 2010, 2011 and 2012 from our audited consolidated financial statements beginning on page F-1. We derived the summary consolidated statement of income data for the six months ended June 30, 2012 and 2013 and the consolidated statement of financial position data as of June 30, 2013 from our unaudited financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. Our historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,						Six Months Ended June 30,
	2010	2011	2012				2012	2013
	Euro	Euro	Euro		US$(9)		Euro	Euro		US$
	(euros and dollars in thousands, except share and per share data)

Consolidated Statement of Income Data:
Revenue	€65,626	€143,562		€271,855		$353,683	€113,143		€194,260		$252,732

Cost of revenue:(1)
Traffic acquisition costs	(35,796)	(79,060)		(157,707)		(205,177)	(63,641)		(116,922)		(152,116)
Other cost of revenue	(2,517)	(5,690)		(12,662)		(16,473)	(4,665)		(10,880)		(14,155)

Gross profit	27,313	58,812		101,486		132,033	44,837		66,458		86,462

Operating expenses:
Research and development(1)	(2,433)	(8,786)		(14,285)		(18,585)	(6,381)		(13,194)		(17,165)
Sales and operations(1)	(11,723)	(30,830)		(58,047)		(75,519)	(26,040)		(40,083)		(52,148)
General and administrative(1)	(5,741)	(9,309)		(20,208)		(26,291)	(7,032)		(15,195)		(19,769)

Total operating expenses	(19,897)	(48,925)		(92,540)		(120,395)	(39,453)		(68,472)		(89,082)

Income (loss) from operations	7,416	9,887		8,946		11,639	(5,384)		(2,014)		(2,620)

Financial income (expense)	(34)	628		(1,559)		(2,028)	319		(2,545)		(3,311)
Income (loss) before taxes	7,382	10,515		7,387		9,610	5,703		(4,559)		(5,931)
Provision for income taxes	(2,668)	(4,391)		(6,556)		(8,529)	(1,735)		(354)		(461)

Net income (loss)	4,714	6,124		831		1,081	3,967		(4,913)		(6,392)

Net income (loss) available to shareholders of Criteo S.A.(2)	€4,714	€6,124		€981		$1,276	€3,967		€(4,799)		$(6,243)

Net income (loss) allocated to shareholders per share:
Basic	€0.133	€0.056		€0.009		$0.012	€0.036		€(0.042)		$(0.055)
Diluted	€0.131	€0.052		€0.008		$0.010	€0.033		€(0.038)		$(0.049)

Weighted average shares outstanding used in computing per share amounts:
Basic	35,318,183	109,484,762		112,857,972		112,857,972	110,688,025		117,885,407		117,885,407
Diluted	35,872,688	118,801,049		121,460,793		121,460,793	118,957,219		129,185,607		129,185,607

Pro forma net income (loss) allocated to shareholders per share(3):
Basic			€		$			€		$
Diluted			€		$			€		$

Pro forma weighted average shares outstanding used in computing per share amounts: (3)
Basic
Diluted

Other Financial and Operating Data:
Number of clients	832	1,638		3,297		NA	€2,237		4,199		NA
Revenue ex-TAC(4)	€29,830	€64,502		€114,148		$148,507	€49,502		€77,338		$100,617
Adjusted Net Income(5)	€5,581	€7,519		€4,387		$5,707	€5,278		€(2,198)		$(2,860)
Adjusted EBITDA(6)	€9,009	€13,884		€17,380		$22,611	€8,564		€5,241		$6,819

	As of December 31,				As of June 30,
	2010	2011	2012		2013
	Euro	Euro	Euro	US$(9)	Euro	US$
	(in thousands)

Consolidated Statement of Financial Position:
Cash and cash equivalents	€15,552	€16,382	€43,262	$56,284	€47,893	$62,309
Working capital(7)	1,651	6,766	2,884	3,752	(8,877)	(11,549)
Total assets	39,093	63,974	137,130	178,406	167,386	217,769
Trade receivable	15,055	33,423	60,685	78,951	66,097	85,992
Total financial liabilities	775	877	6,253	8,135	13,603	17,698
Total liabilities	21,012	38,168	76,689	199,772	108,233	140,811
Total equity	18,081	25,806	60,441	78,634	59,153	76,958

(1)	Cost of revenue and operating expenses include share-based compensation expense, service costs (pension) and depreciation and amortization expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)

Share-Based Compensation Expense:
Research and development	€(29)	€(180)	€(429)	€(135)	€(559)
Sales and operations	(495)	(899)	(1,800)	(702)	(826)
General and administrative	(343)	(316)	(1,327)	(474)	(1,330)

Total share-based compensation expense	€(867)	€(1,395)	€(3,556)	€(1,311)	€(2,715)

Pension Costs:
Service costs – Pension(8)	€(43)	€(75)	€(110)	€(90)	€(171)

Depreciation and Amortization Expense:
Cost of revenue	€(609)	€(2,010)	€(3,648)	€(1,331)	€(3,143)
Research and development	(8)	(51)	(166)	(81)	(229)
Sales and operations	(59)	(227)	(847)	(314)	(753)
General and administrative	(7)	(239)	(107)	(53)	(244)

Total depreciation and amortization expense	€(683)	€(2,527)	€(4,768)	€(1,779)	€(4,369)

(2)

For the year ended December 31, 2012 and the six months ended June 30, 2013, this includes €150,000 and €114,000, respectively, of loss attributable to non-controlling interests in our Japanese subsidiary held by Yahoo! Japan Corporation. See note 1 to our consolidated financial statements beginning on page F-1 for a description of this non-controlling interest.

(3)

Pro forma basic and diluted net income (loss) per ordinary share represents net income (loss) divided by the pro forma weighted average ordinary shares outstanding. Pro forma weighted average shares outstanding reflects the conversion of preferred shares (using the if-converted method) into              ordinary shares as if the conversion had occurred on the first day of the relevant period.

(4)

We define Revenue ex-TAC as our revenue excluding traffic acquisition costs, or TAC, generated over the applicable measurement period. Revenue ex-TAC is not a measure calculated in accordance with IFRS. We have included Revenue ex-TAC in this prospectus because it is a key measure used by our management and board of directors. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Revenue ex-TAC provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Our use of Revenue ex-TAC has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which have similar business arrangements may address the impact of TAC differently; and (b) other companies may report Revenue ex-TAC or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Revenue ex-TAC alongside our other IFRS-based financial performance measures, such as revenue and our other IFRS financial results. The following table presents a reconciliation of Revenue ex-TAC to revenue, the most directly comparable IFRS measure, for each of the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Revenue	€65,626	€143,562	€271,855	€113,143	€194,260
Adjustment:
Traffic acquisition costs	35,796	79,060	157,707	63,641	116,922

Revenue ex-TAC	€29,830	€64,502	€114,148	€49,502	€77,338

(5)

We define Adjusted Net Income as our net income (loss) adjusted to eliminate the impact of share-based compensation expense. Adjusted Net Income is not a measure calculated in accordance with IFRS. We have included Adjusted Net Income in this prospectus because it is a key measure used by our management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of share-based compensation expense in calculating Adjusted Net Income can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Net Income provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Our use of Adjusted Net Income has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: Adjusted Net Income does not reflect the potentially dilutive impact of equity-based compensation and other companies, including companies in our industry, may calculate Adjusted Net Income or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted Net Income alongside our other IFRS-based financial performance measures, such as net profit and our other IFRS financial results. The following table presents a reconciliation of Adjusted Net Income to net income (loss), the most directly comparable IFRS measure, for each of the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Net income (loss)	€4,714	€6,124	€831	€3,967	€(4,913)

Adjustment:
Share-based compensation expense	867	1,395	3,556	1,311	2,715

Adjusted Net Income	€5,581	€7,519	€4,387	€5,278	€(2,198)

(6)

We define Adjusted EBITDA as our consolidated earnings before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense and service costs (pension). Adjusted EBITDA is not a measure calculated in accordance with IFRS. We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of share-based compensation expense and service costs (pension) in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and (e) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as net profit and our other IFRS financial results.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable IFRS measure, for each of the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Net income (loss)	€4,714	€6,124	€831	€3,967	€(4,913)

Adjustments:
Financial income (expense)	34	(628)	1,559	(319)	2,545
Provision for income taxes	2,668	4,391	6,556	1,735	354
Share-based compensation expense	867	1,395	3,556	1,311	2,715
Service costs—pension(8)	43	75	110	90	171
Depreciation and amortization expense	683	2,527	4,768	1,779	4,369

Total net adjustments	4,295	7,760	16,549	€4,597	€10,154

Adjusted EBITDA	€9,009	€13,884	€17,380	€8,564	€5,241

(7)	Working capital is calculated as accounts receivable and other current assets less trade payables and other current liabilities.

(8)	Effective January 1, 2012, actuarial gains and losses are recognized in other comprehensive income. Prior periods have not been modified as the effect of the change in accounting policy is immaterial.

(9)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.3010 at June 28, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and related notes beginning on page F-1. For the methodology for calculating the constant currency rates discussed below, please see the section of this prospectus titled “Currency Exchange Rate.” In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties. You should read the sections of this prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the factors that could cause our actual results to differ materially from our expectations.

Overview

We are a global technology company that enables e-commerce companies and brands to leverage large volumes of granular data to efficiently and effectively attract, engage and convert their customers. We use our proprietary predictive software algorithms coupled with deep insights into expressed consumer intent and purchasing habits to price and deliver highly relevant and personalized internet and mobile display advertisements in real time. We partner with our clients to track activity on their websites and optimize our advertising placement decisions based on that activity and other data. Demonstrating the depth and scale of our data, we observed over $200 billion in sales transactions on our clients’ websites in the twelve months ended June 30, 2013 whether or not a consumer saw or clicked on a Criteo advertisement. Based on this data and our other data assets, we delivered targeted advertisements that generated approximately 1.5 billion clicks over the same period. Based on these clicks, our clients generated over $6.5 billion in post-click sales. A post-click sale is defined as a purchase made by a user from one of our client’s websites during the 30 day period following a click by that user on an advertisement we delivered for that client. We believe post-click sales is a key performance indicator that our clients use to measure the effectiveness of our solution in driving sales and the return on their advertising spend with us. As of June 30, 2013, we had more than 4,000 clients and in each of the last three years our client retention rate was approximately 90%.

We operate in 37 countries, through a network of 15 international offices located in Europe, the Americas and the Asia-Pacific region. We were organized in 2005 and began selling our solution in France in 2007 and expanded our business into other countries in Western Europe. In 2009, we then expanded our business into North America. As part of our geographic expansion goals, we initially entered the Asia-Pacific region in late 2010. Additionally, in August 2012, we entered into a strategic relationship with Yahoo! Japan, a leading provider of advertising inventory in Japan, which provides us with privileged access to their performance-based display inventory. As a result of our significant international operations, our revenue from outside of our home country France, accounted for 81.9% of our revenue for year ended December 31, 2012.

Our financial results include:

•

revenue increased from €65.6 million in 2010 to €143.6 million in 2011 and €271.9 million in 2012 and from €113.1 million for the six months ended June 30, 2012 to €194.3 million for the six months ended June 30, 2013;

•

revenue excluding traffic acquisition costs, which we refer to as revenue ex-TAC, which is a non-IFRS financial measure, increased from €29.8 million in 2010 to €64.5 million in 2011 and €114.1 million in 2012 and from €49.5 million for the six months ended June 30, 2012 to €77.3 million for the six months ended June 30, 2013;

•

net income (loss) was €4.7 million in 2010, €6.1 million in 2011 and €0.8 million in 2012 and was €4.0 million for the six months ended June 30, 2012 and (€4.9) million for the six months ended June 30, 2013; and

•

Adjusted EBITDA, which is a non-IFRS financial measure, increased from €9.0 million in 2010 to €13.9 million in 2011, and to €17.4 million in 2012 and was €8.6 million for the six months ended June 30, 2012 and €5.2 million for the six months ended June 30, 2013.

Please see footnotes 4 and 6 to the table contained in the section of this prospectus titled “Selected Consolidated Financial and Other Data” for a reconciliation of revenue ex-TAC to revenue and Adjusted EBITDA to net income (loss), the most directly comparable financial measures calculated and presented in accordance with IFRS.

We are focused on maximizing our revenue after traffic acquisition costs, or the revenue after deducting the costs we incur to purchase advertising inventory, which we call revenue ex-TAC. We believe this focus builds sustainable long-term value for our business and fortifies a number of our competitive strengths, including a highly liquid marketplace for display advertising. As part of this focus, we seek to maximize our percentage of overall marketing spend in the internet display advertising market over the long-term. In addition, this focus enriches liquidity for both advertisers and publishers resulting in more effective advertising for the advertiser, better monetization for the publisher and more relevant advertisements for the user. We believe our results of operations are reflective of this focus.

Recent Acquisition

As part of our strategy to build upon our market and technology leadership, on July 11, 2013, we acquired all of the shares of Ad-X Limited, or Ad-X, a mobile analytics and attribution technology company for €5.5 million (based on the exchange rate of €1.1591 for a £1.00 as of July 11, 2013) in upfront cash plus €3.7 million (based on the exchange rate of €1.1591 for a £1.00 as of July 11, 2013) payable in cash over a three-year period. Ad-X provides a solution for businesses to track and optimize mobile display advertising campaigns delivered to smartphones and tablets through mobile advertising networks and other marketing solutions. We believe the acquisition of Ad-X will enable us to leverage Ad-X’s complementary technology, personnel and client relationships to accelerate our mobile strategy. As of June 30, 2013, Ad-X had over 120 clients including Expedia and Priceline.com. We believe the addition of Ad-X technologies will enhance our solution offerings by expanding our mobile capabilities.

How Criteo Generates Revenue

We sell personalized display advertisements featuring product-level recommendations either directly to clients or to advertising agencies, which we collectively refer to as our clients, and primarily generate revenue when a user clicks on a banner advertisement. We price our advertising campaigns on a cost per click, or CPC, model based on the number of clicks by users per month on each advertising campaign. 99.0% of our revenue in each of 2010, 2011 and 2012 was derived from advertising campaigns sold on a CPC basis. We serve a wide range of clients and our revenue is not concentrated within any single client or group of clients. In 2010, 2011 and 2012, our largest client represented 6.3%, 5.4% and 5.2% of our revenue, respectively, and in 2012, our largest ten clients represented 17.4% of our revenue in the aggregate.

Key Metrics

We review three key metrics to help us monitor the performance of our business and to identify trends affecting our business. These key metrics include number of clients, revenue ex-TAC, and adjusted earnings before interest, tax, depreciation and amortization, share-based compensation and service cost (pension), or Adjusted EBITDA. We believe these metrics are useful to understanding the underlying trends in our business. The following table summarizes our key metrics for 2010, 2011 and 2012.

	Year ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(euros in thousands)
Number of clients	832	1,638	3,297	2,237	4,199
Revenue ex-TAC	€29,830	€64,502	€114,148	€49,502	€77,338
Adjusted EBITDA	€9,009	€13,884	€17,380	€8,564	€5,241

Number of Clients

We define a client to be a unique party from whom we have received an insertion order and delivered an advertisement during the previous 12 months. We believe this criteria best identifies clients who are actively using our solution. We count specific brands or divisions within the same business as distinct clients so long as those entities have separately signed insertion orders with us. On the other hand, we count a client who runs campaigns in multiple geographies as a single client, even though multiple insertion orders may be involved. When the insertion order is with an advertising agency, we generally consider the client on whose behalf the advertising campaign is conducted as the “client” for purposes of this calculation. In the event a client has its advertising spend with us managed by multiple agencies, that client is counted as a single client.

We believe that our ability to increase the number of clients using our solution is an important indicator of our ability to grow revenue over time. While our client count has increased over time, this metric can also fluctuate from quarter to quarter due to the seasonal trends in advertising spend of our clients and timing and amount of revenue contribution from new clients. Therefore, there is not necessarily a direct correlation between a change in clients in a particular period and an increase or decrease in our revenue.

Revenue ex-TAC

We consider revenue ex-TAC as a key measure of our business activity. Our traffic acquisition costs primarily consist of purchases of impressions from publishers on a cost per thousand impressions, or CPM, basis.

Our management views our revenue ex-TAC as a key measure to evaluate, plan and make decisions on our business activities and sales performance. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Revenue ex-TAC provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Revenue ex-TAC is not a measure calculated in accordance with IFRS. Please see footnote 3 to the table in the section of this prospectus titled “Selected Consolidated Financial and Other Data” for a discussion of the limitations of revenue ex-TAC and a reconciliation of revenue ex-TAC to revenue, the most comparable IFRS measure, for 2010, 2011 and 2012.

Adjusted EBITDA

Adjusted EBITDA represents our consolidated earnings before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense and service costs (pension). Adjusted EBITDA is a key measure used by management to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of share-based compensation expense and service costs (pension) in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Adjusted EBITDA is not a measure calculated in accordance with IFRS. Please see footnote 5 to the table in the section of this prospectus titled “Selected Consolidated Financial and Other Data” for a discussion of the limitations of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss), the most comparable IFRS measure, for 2010, 2011 and 2012.

Highlights and Trends

Revenue

Our revenue for 2012 was €271.9 million, an 89.4% increase over 2011. The increase in revenue over this period was due to new client penetration and the expansion of our business with existing clients in all of our geographic regions, including, the Americas, Europe, the Middle East and Africa, which we refer to as EMEA, and Asia-Pacific. Specifically, this increase in revenue was primarily due to our continued expansion in the Americas and Asia-Pacific regions where our revenue increased by 207.9% and an exponential factor respectively for 2012 over 2011.

We believe the global scale of our operations has been a significant contributor to our historical growth. Additionally, we believe significant opportunities exist for us to continue to grow our business in our existing markets and to expand our business into new markets. Specifically, we believe that the Americas and Asia-Pacific regions offer the greatest geographic opportunity for our revenue growth, including both in new and existing markets and both with new and existing clients. As a result, we expect international expansion to continue to be a strong contributing factor to our revenue growth. However, as we further increase our penetration in new markets, we may not be able to maintain our current growth rates.

Revenue ex-TAC

We are focused on maximizing our revenue ex-TAC on an absolute basis. We believe this focus builds sustainable long-term value for our business by fortifying a number of our competitive strengths, including access to advertising inventory, breadth and depth of data and continuous improvement of the Criteo Engine’s performance, allowing us to deliver more relevant advertisements at scale. As part of this focus we are continuing to invest in building relationships with direct publishers, and increasing access to leading advertising exchanges, which includes purchasing advertising inventory that may have lower margins on an individual impression basis, but generates incremental revenue ex-TAC. We believe this strategy maximizes the growth of our revenue ex-TAC on an absolute basis and strengthens our market position. We expect our traffic acquisition costs to continue to increase on an absolute basis as we continue to grow our revenue and as a percentage of revenue for the foreseeable future as we continue to invest in building liquidity and long-term value for our shareholders over optimizing near-term gross margins.

Our revenue ex-TAC for 2012 was €114.1 million, a 77.0% increase over 2011 (or 72.0% on a constant currency basis). This increase reflects strong growth momentum across all regions as we have expanded our presence in our core markets and have penetrated new markets. In particular, revenue ex-TAC increased by 234.1% in the Americas for 2012 compared to 2011 primarily driven by our rapid expansion in the U.S. market and our entry into Brazil. In the Asia-Pacific region, revenue ex-TAC increased by an exponential factor for 2012 compared to 2011 principally as a result of the expansion of our business into Japan. In addition, revenue ex-TAC increased by 29.4% in EMEA for 2012 compared to 2011, as we further penetrated our core Western European markets and entered into new geographies, including in Eastern Europe. Revenue ex-TAC is not a measure calculated in accordance with IFRS. Please see the section of this prospectus titled “—Key Metrics” above for a more complete description of Revenue ex-TAC.

Adjusted EBITDA

Our Adjusted EBITDA for 2012 was €17.4 million, a 25.2% increase over 2011. Our increase in Adjusted EBITDA for 2012 compared to 2011 was primarily the result of the 77.0% growth in revenue ex-TAC over the period. This increase in Adjusted EBITDA was achieved despite the significant increase in our investments made during 2012, especially in hosting costs, sales and operations expenses and general and administrative expenses, as we continued to expand geographically and started scaling our corporate infrastructure to support future growth and prepare ourselves for becoming and operating as a public company. In the short-term, we expect to continue to invest in our resources and, as a consequence of these increased investments, we anticipate a moderate growth in Adjusted EBITDA. Over time, we expect our Adjusted EBITDA to increase as a percentage of our revenue ex-TAC, as we benefit from a larger scale and operating leverage.

Number of Clients

Since our inception, we have significantly grown the number of clients with which we do business. Our base of clients increased to approximately 3,300 at December 31, 2012, a 101.3% increase over December 31, 2011. This growth in the number of clients using our solution has been driven by a number of factors, including our global footprint expansion, our continued development of high-end clients in the retail, travel and classifieds industry verticals, our strong commercial success with small and medium sized clients and our penetration into new industry verticals. We believe that our ability to increase the number of clients using our solution is a leading indicator of our ability to grow revenue over time. We expect to continue to focus our attention and investment on further growing our client base across all regions and various industry verticals.

Client Retention

Our technology solution is designed to enable clients to efficiently and effectively engage and convert consumers through highly targeted and personalized internet display advertisements. We measure our client satisfaction through our ability to retain our clients quarter after quarter. We define client retention rate as the percentage of live clients during the previous quarter that continued to be live clients during the current quarter. This metric is calculated on a quarterly basis, and for annual periods, we use an average of the quarterly metrics. We define a live client as a client whose advertising campaign has or had been generating revenue excluding traffic acquisition costs for us, on any day over the relevant measurement period. In each of 2010, 2011 and 2012, our client retention rate was approximately 90%. We believe our ability to retain and grow revenue from our live clients is a useful indicator of the stability of our revenue base and the long-term value of our client relationships.

Basis of Presentation

The key elements of our results of operations include:

Revenue

We sell internet display advertisements featuring product-level recommendations either directly to clients or to advertising agencies, which we collectively refer to as our clients, and generate revenue when a user clicks on a banner advertisement. We serve a wide range of clients across multiple industry verticals and company sizes, and our revenue is not concentrated within any single client or group of clients. In 2010, 2011 and 2012, our largest client represented 6.3%, 5.4% and 5.2% of our revenue, respectively, and in 2012 our largest ten clients represented 17.4% of our revenue in the aggregate.

We price our advertising campaigns on a cost per click, or CPC, model based on the number of clicks generated by users on each advertising campaign. The actual number of clicks generated by users is highly dependent on our ability to maximize click through rate, or CTR, by displaying customized individual banners to individual users and purchasing in real time the most relevant impression for that particular individual user. For any given advertising campaign, the client has the ability to adjust its CPC above a determined floor price in real time during the campaign life by product category and by user intent segment. This enables clients to adjust the estimated marketing spend attributable to the particular campaign. 99.0% of our revenue in each of 2010, 2011 and 2012 was derived from advertising campaigns sold on a CPC basis. Our remaining revenue also includes advertising revenue generated on a CPM basis or on a cost per acquisition, or CPA, basis as well as fees for packaged sales of advertising on our clients’ websites.

We sell performance-based campaigns to clients generally through insertion orders that are cancellable upon short notice and without penalty. We generally bill our clients on a monthly basis for each campaign run during the prior month. The monthly fee is based on the campaign’s various real-time CPCs for that month multiplied by the number of clicks generated by users for that month for such CPCs.

As we further expand our geographic footprint, develop new clients and grow our business with existing clients, and expand our business into new industry verticals and new devices, such as mobile and tablets, we expect our revenue to continue to increase.

Cost of Revenue

Our cost of revenue primarily includes traffic acquisition costs and other cost of revenue.

Traffic Acquisition Costs.    Traffic acquisition costs consist primarily of purchases of impressions from publishers on a CPM basis. We purchase impressions directly from publishers or third-party intermediaries, such as advertising exchanges. We recognize cost of revenue on a publisher by publisher basis as incurred. Costs owed to publishers but not yet paid are recorded in our consolidated statements of financial position as accounts payable and accrued expenses.

We purchase inventory from our direct publishers generally through insertion orders consistent with industry standard terms and conditions for the purchase of internet advertising inventory. Pursuant to such arrangements, we purchase impressions on a CPM-basis for users that Criteo recognizes on the publishers’ network. Such arrangements are cancellable upon short notice and without penalty. Under our current agreements with our publishers, we only commit to purchase a defined volume of impressions from any given publisher to the extent that a pre-determined CTR is reached. If the publisher fails to reach the targeted volume of impressions, we can either terminate the agreement or reduce our commitment to buy impressions accordingly. We intend to expand our direct relationships with publishers to secure our access to qualified inventory. We may require our publishers to deliver higher volumes of impressions, with our commitment to buy being linked to a specified CTR reached. We may also require our publishers to first call us for the advertising serving, thereby granting us privileged access to qualified internet display advertising inventory, and we may sign more exclusive deals with publishers.

In recent years, real-time automated buying platforms and bidding exchanges have gained significant traction in the internet display advertising market, resulting in a significant increase in the supply of inventory. As part of this expansion, we have integrated our solution with the leading advertising exchanges and developed our own publisher marketplace, which we refer to as PuMP. We believe the combination of our extensive direct publisher relationships and access to leading advertising exchanges enhances the breadth and depth of our accessible advertising inventory resulting in deep liquidity for us. We believe that this contributes to increasing the strength our solution with our clients.

For a discussion of the trends we expect to experience in traffic acquisition costs, see the section titled “—Highlights and Trends—Revenue ex-TAC” above.

Other Cost of Revenue.    Other cost of revenue includes expenses related to third-party hosting fees, depreciation of data center equipment and data purchased from third parties that we leverage in our solution. We intend to continue to invest additional resources in the capacity of our hosting services infrastructure, and as we enter new markets, we expect to make additional investments in the acquisition of relevant third-party data.

As we develop new products for a broader spectrum of marketing objectives that expand beyond delivering advertisements to users that may already be engaged with an advertising client, our expenses related to third-party data may increase as a percentage of our revenue and, to the extent such increases do not correspond to increases in revenue from such data, may have an impact on our gross profit.

Operating Expenses

Operating expenses consist of research and development, sales and operations, and general and administrative expenses. Salaries, bonuses, share-based compensation, pension benefits and other personnel related costs are the most significant components of each of these expense categories. We grew from 78 employees at January 1, 2010 to 629 employees at December 31, 2012, and we expect to continue to hire new employees in order to support our anticipated revenue growth. We include share-based compensation expense in connection with the grant of share options in the applicable operating expense category based on the respective equity award recipient’s function.

Research and Development Expense.    Research and development expense consists primarily of personnel costs for our employees working in the engine, platform and infrastructure teams, including salaries, bonuses, share-based compensation and other personnel related costs. Our research and development function was supplemented in January 2013 to include a dedicated product organization following the appointment of our Chief Product Officer. Also included are non-personnel costs such as subcontracting, consulting and professional fees to third-party development resources, allocated overhead and depreciation and amortization costs. These expenses are partially offset by the French research tax credit that is conditional upon the level of our investments in research and development. For additional discussion of the French research tax credit, see the section of this prospectus titled “—Provision for Income Taxes.”

Our research and development efforts are focused on enhancing the performance of our solution and improving the efficiency of the services we deliver to our clients. All development costs, principally headcount-related costs, are expensed as management determines that technological feasibility is reached shortly before the release of products or features developed and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products or features are not material and accordingly are expensed as incurred.

The number of employees in research and development functions grew from 16 at January 1, 2010 to 132 at December 31, 2012. We expect research and development expenses to continue to increase in absolute euros but decrease as a percentage of our revenue. We believe our continued focus on research and development to be critical to maintaining and improving our technology solution, our quality of service and our competitive position.

Sales and Operations Expense.    Sales and operations expense consists primarily of personnel related costs for our employees working in sales, account strategy, business intelligence, technical solutions and creative teams, including salaries, bonuses, share-based compensation, and other personnel-related costs. Additional expenses in this category include travel and entertainment, marketing and promotional events, marketing activities, provisions for doubtful accounts, subcontracting fees and allocated overhead.

The number of employees in sales and operations functions grew from 50 at January 1, 2010 to 401 at December 31, 2012. In order to continue to grow our business, geographic footprint and brand awareness, we expect to continue investing our resources in sales and operations, in particular by increasing the number of sales and account strategy teams. As a result, we expect sales and operations expenses to increase in absolute euros as we invest to acquire new clients and retain existing clients and grow revenue from existing clients and hire additional sales personnel, but will decrease as a percentage of revenue over time as we scale and increase the productivity of our sales and operations teams.

General and Administrative Expense.    General and administrative expense consists primarily of personnel costs, including salaries, bonuses, share-based compensation, pension benefits and other personnel-related costs for our administrative, legal, information technology, human resources, and finance employees. Additional expenses included in this category are non-personnel costs, such as travel related expenses, subcontracting and professional fees, audit fees, tax services and legal fees, as well as insurance and other corporate expenses, along with allocated overhead.

The number of employees in general and administrative functions grew from 12 at January 1, 2010 to 96 at December 31, 2012. We expect our general and administrative expense to increase as we continue to support our growth. We also anticipate that we will incur additional costs for personnel and professional services related to the preparation required to become and operate as a public company. Such costs include increases in our finance and legal personnel, additional external legal and audit fees and expenses and costs associated with compliance with the Sarbanes-Oxley Act of 2002 and other regulations governing public companies. We also expect to incur increased costs for directors’ and officers’ liability insurance and the creation of an investor relations function.

Financial Income (Expense)

Financial income (expense) primarily consists of exchange differences arising on the settlement or translation into local currency of monetary balance sheet items labeled in euros. Financial income and expense also includes interest received on our cash and cash equivalents and interest incurred on outstanding borrowings under our debt obligations. Our financial position and results of operations will be affected by economic conditions in countries where we plan to operate and by changing foreign currency exchange rates. We are exposed to changes in exchange rates primarily in the United States, the United Kingdom, Japan and Brazil. The U.S. dollar, the British Pound and the Japanese Yen are our most significant foreign currency exchange risks. A strengthening of the Euro against the U.S. dollar, the British Pound or the Japanese Yen may result in a decrease of consolidated revenues and expenses. We will monitor foreign currency exposures and will look to mitigate exposures through normal business operations and hedging strategies.

Provision for Income Taxes

We are subject to potential income taxes in France, the United States and numerous other jurisdictions. We recognize tax liabilities based on estimates of whether additional taxes will be due. These tax liabilities are recognized when we believe that certain positions may not be fully sustained upon review by tax authorities, notwithstanding our belief that our tax return positions are supportable.

Our effective tax rates differ from the statutory rate applicable to us primarily due to unrecognized deferred tax assets, differences between domestic and foreign jurisdiction tax rates, CIR offsets, which are non-taxable items, potential tax audit provision settlements, non-deductible share-based compensation expenses, and transfer pricing adjustments. We license access to our technology to our subsidiaries and charge a royalty to these subsidiaries for such access. We benefit from a reduced tax rate on this technology royalty income.

In 2011, we underwent a tax inspection by the French tax authorities covering fiscal years 2008 and 2009. As a result of this inspection, we received a tax assessment notice with respect to certain CIR offsets for €0.7 million for which a provision has been fully accrued in our consolidated statement of financial position as of December 31, 2012. Further, we have an ongoing inspection related to fiscal years 2010 and 2011 with the French tax authorities.

Results of Operations

We operate in one segment, internet display advertising services. The following table sets forth our selected consolidated statements of income data:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)

Consolidated Statements of Income Data:
Revenue	€65,626	€143,562	€271,855	€113,143	€194,260

Cost of revenue(1)
Traffic acquisition costs	(35,796)	(79,060)	(157,707)	(63,641)	(116,922)
Other cost of revenue	(2,517)	(5,690)	(12,662)	(4,665)	(10,880)

Gross profit	27,313	58,812	101,486	44,837	66,458

Operating expenses(1)
Research and development	(2,433)	(8,786)	(14,285)	(6,381)	(13,194)
Sales and operations	(11,723)	(30,830)	(58,047)	(26,040)	(40,083)
General and administrative	(5,741)	(9,309)	(20,208)	(7,032)	(15,195)

Total operating expenses	(19,897)	(48,925)	(92,540)	(39,453)	(68,472)

Income from operations	7,416	9,887	8,946	5,384	(2,014)

Financial income (expense)	(34)	628	(1,559)	319	(2,545)

Income before taxes	7,382	10,515	7,387	5,703	(4,559)
Provision for income taxes	(2,668)	(4,391)	(6,556)	(1,735)	(354)

Net income (loss)	€4,714	€6,124	€831	€3,967	€(4,913)

(1)	Cost of revenue and operating expenses include share-based compensation expense, service costs (pension), and depreciation and amortization expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)

Share-Based Compensation Expense:
Research and development	€(29)	€(180)	€(429)	€(135)	€(559)
Sales and operations	(495)	(899)	(1,800)	(702)	(826)
General and administrative	(343)	(316)	(1,327)	(474)	(1,330)

Total share-based compensation expense	€(867)	€(1,395)	€(3,556)	€(1,311)	€(2,715)

Pension Costs:
Service costs—pension(1)	€(43)	€(75)	€(110)	€(90)	€(171)

Depreciation and Amortization Expense:
Cost of revenue	€(609)	€(2,010)	€(3,648)	€(1,331)	€(3,143)
Research and development	(8)	(51)	(166)	(81)	(229)
Sales and operations	(59)	(227)	(847)	(314)	(753)
General and administrative	(7)	(239)	(107)	(53)	(244)

Total depreciation and amortization expense	€(683)	€(2,527)	€(4,768)	€1,779)	€(4,369)

(1)	Effective January 1, 2012, actuarial gains and losses are recognized in other comprehensive income. Prior periods have not been modified as the effect of the change in accounting policy is immaterial.

The following table sets forth our selected consolidated statements of income data expressed as a percentage of revenue:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(as a percentage of revenue)

Consolidated Statements of Income Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenue(1)
Traffic acquisition costs	(54.5)	(55.1)	(58.0)	(56.2)%	(60.2)%
Other cost of revenue	(3.8)	(4.0)	(4.7)	(4.1)%	(5.6)%

Gross profit	41.6	41.0	37.3	(39.6)%	(34.2)%

Operating expenses(1)
Research and development	(3.7)	(6.1)	(5.3)	(5.6)%	(6.8)%
Sales and operations	(17.9)	(21.5)	(21.4)	(23.0)%	(20.6)%
General and administrative	(8.7)	(6.5)	(7.4)	(6.2)%	(7.8)%

Total operating expenses	(30.3)	(34.1)	(34.0)	(34.9)%	(35.2)%

Income (loss) from operations	11.3	6.9	3.3	4.8%	(1.0)%

Financial income (expense)	(0.1)	0.4	(0.6)	0.3%	(1.3)%

Income (loss) before taxes	11.2	7.3	2.7	5.0%	(2.3)%
Provision for income taxes	(4.1)	(3.1)	(2.4)	(1.5)%	(0.2)%

Net income (loss)	7.2%	4.3%	0.3%	3.5%	(2.5)%

(1)	Cost of revenue and operating expenses include share-based compensation expense, service costs (pension) and depreciation and amortization expense expressed as a percentage of revenue as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(as a percentage of revenue)

Share-Based Compensation Expense:
Research and development	(—)%	(0.1)%	(0.2)%	(0.1)%	(0.3)%
Sales and operations	(0.8)	(0.6)	(0.7)	(0.6)	(0.4)
General and administrative	(0.5)	(0.2)	(0.5)	(0.4)	(0.7)

Total share-based compensation expense	(1.3)%	(1.0)%	(1.3)%	(1.2)%	(1.4)%

Pension Costs:
Service costs—pension(1)	(—)%	(—)%	(—)%	(0.1)%	(0.1)%

Depreciation and Amortization Expense:
Cost of revenue	(0.9)%	(1.4)%	(1.3)%	(1.2)%	(1.6)%
Research and development	(—)	(—)	(0.1)	(0.1)	(0.1)
Sales and operations	(0.1)	(0.2)	(0.3)	(0.3)	(0.4)
General and administrative	(—)	(0.2)	(—)	(—)	(0.1)

Total depreciation and amortization expense	(1.0)%	(1.8)%	(1.8)%	(1.6)%	(2.2)%

(1)	Effective January 1, 2012 actuarial gains and losses are recognized in other comprehensive income. Prior periods have not been modified as the effect of the change in accounting policy is immaterial.

Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region

The following table sets forth our revenue, traffic acquisition costs and revenue ex-TAC by geographic region, including the Americas (North and South America), Europe, Middle East and Africa, or EMEA, and Asia-Pacific:

		Year Ended December 31,			Six Months Ended June 30,
	Region	2010	2011	2012	2012	2013
		(in thousands)
Revenue:	Americas	€3,990	€22,013	€67,787	€23,247	€53,871
	EMEA	61,633	119,798	172,499	79,941	107,777
	Asia-Pacific	3	1,751	31,569	9,955	32,612

	Total	€65,626	€143,562	€271,855	€113,143	€194,260

Traffic acquisition costs:	Americas	€(2,714)	€(13,705)	€(40,043)	€(12,884)	€(33,177)
	EMEA	(33,081)	(64,320)	(100,706)	(45,692)	(64,807)
	Asia-Pacific	(1)	(1,035)	(16,958)	(5,065)	(18,938)

	Total	€(35,796)	€(79,060)	€(157,707)	€(63,641)	€(116,922)

Revenue ex-TAC: (1)	Americas	€1,276	€8,308	€27,744	€10,363	€20,694
	EMEA	28,552	55,478	71,793	34,249	42,970
	Asia-Pacific	2	716	14,611	4,890	13,674

	Total	€29,830	€64,502	€114,148	€49,502	€77,338

(1)

We define revenue ex-TAC as our revenue excluding traffic acquisition costs generated over the applicable measurement period. Please see footnote 4 to the table in the section of this prospectus titled “Selected Consolidated Financial and Other Data” for more information. The above table also provides a reconciliation of revenue ex-TAC to revenue, the most directly comparable financial measure calculated and presented in accordance with IFRS.

Six Months Ended June 30, 2013 and 2012

Revenue

	Six Months Ended June 30,		% Change
	2012	2013
	(euros in thousands)
Revenue	€113,143	€194,260	71.7%

Revenue for the six months ended June 30, 2013 increased by €81.1 million, or 71.7% (or 78.7% on a constant currency basis), compared to the six months ended June 30, 2012. This increase was primarily the result of significant increases in our revenue in all geographic regions, and in particular the Americas and Asia-Pacific regions. Our revenue in the Americas region increased by 131.7% to €53.9 million for the six months ended June 30, 2013 compared to the six months ended June 30, 2012, driven primarily by positive inroads with new large clients in the U.S and growth in revenue from our top 20 clients in the U.S. over the period as well as traction with large clients in Brazil. Our revenue in the EMEA region increased by 34.8% to €107.8 million for the six months ended June 30, 2013 compared to the six months ended June 30, 2012, primarily driven by a rapid expansion of our core retail, travel and classifieds business in Eastern European markets. Our revenue in the Asia-Pacific region increased by 227.6% to €32.6 million for the six months ended June 30, 2013 compared to the six months ended June 30, 2012, driven primarily by ramping-up our relationship with Yahoo! Japan and the expansion of our advertiser relationships. In the six months ended June 30 2013, revenue from new clients contributed 53.2% of the global year-over-year revenue growth while revenue from existing clients contributed 46.8% of the global year-over-year revenue growth.

Additionally, €7.9 million, or 4.1%, of our €194.3 million of revenue in the six months ended June 30, 2013 was mainly due to the strengthening of the yen and the Brazilian real compared to the euro.

Cost of Revenue

	Six Months Ended June 30,		% Change
	2012	2013
	(euros in thousands)
Traffic acquisition costs	€(63,641)	€(116,922)	83.7%
Other cost of revenue	(4,665)	(10,880)	133.2%

Total cost of revenue	€(68,306)	€(127,802)	87.1%

Gross profit %	39.6%	34.2%

Cost of revenue for the six months ended June 30, 2013 increased by €59.5 million, or 87.1% (or 94.8% on a constant currency basis), compared to the six months ended June 30, 2012. This increase was primarily the result of a €53.3 million, or 83.7% (or 91.9% on a constant currency basis), increase in traffic acquisition costs and a €6.2 million, or 133.2% (or 142.2% on a constant currency basis), increase in other cost of revenue.

The increase in traffic acquisition costs related primarily to the 155.1% increase in the number of our purchased impressions to support our revenue growth, in particular from real time bidding exchanges and to a lesser extent from our Criteo Publisher Marketplace, or PuMP.

The increase in other cost of revenue related primarily to the growth in hosting costs over the period, related to our continued investment in hosting capacity to support current and future growth. Depreciation expense included in other cost of revenue also increased by €1.8 million due to our growing investments in data center equipment.

Our gross profit percentage decreased to 34.2% in the six months ended June 30, 2013 compared to 39.6% for 2012. This decrease resulted primarily from a 3.9 percentage point increase in TAC as a percentage of revenue, primarily due to the 6.2 percentage point and 7.2 percentage point increase in TAC as a percentage of revenue in the Americas and Asia-Pacific regions respectively, as we expanded our share of direct publisher relationships in these regions over the period. Our traffic acquisition costs have increased as a percentage of our revenue as a consequence of the priority we have given to maximizing scale and liquidity of our solution over a gross margin based focus. We believe this focus builds sustainable long-term value for our business and fortifies a number of our competitive strengths, including access to advertising inventory, breadth and depth of data and continuous improvement of the Criteo Engine’s performance, allowing us to deliver more relevant advertisements at scale. Other cost of revenue also increased by 1.5 percentage point as a percentage of revenue.

Research and Development Expense

	Six Months Ended June 30,		% Change
	2012	2013
	(euros in thousands)
Research and development	€(6,381)	€(13,194)	106.8%
% of revenue	(5.6)%	(6.8)%

Research and development expense for the six months ended June 30, 2013 increased by €6.8 million, or 106.8%, compared to the six months ended June 30, 2012. This increase was primarily the result of a €5.5 million increase in salaries, bonuses, share-based compensation, and other personnel costs primarily related to increased headcount in this function, a €0.8 million increase in allocated rent and facilities costs, a €0.5 million increase in subcontracting and other headcount-related costs and a €0.1 million increase in allocated depreciation and amortization expense, partially offset by a €0.1 million decrease in consulting and professional fees.

Sales and Operations Expense

	Six Months Ended June 30,		% Change
	2012	2013
	(euros in thousands)
Sales and operations	€(26,040)	€(40,083)	53.9%
% of revenue	(23.0)%	(20.6)%

Sales and operations expense for the six months ended June 30, 2013 increased by €14.0 million, or 53.9%, compared to the six months ended June 30, 2012. This increase was primarily the result of a €6.1 million increase in salaries, bonuses, share-based compensation, and other personnel costs primarily due to increased headcount in this function, a €3.8 million increase in other expenses, a €1.9 million increase in subcontracting and other headcount-related costs, a €0.8 million increase in allocated rent and facilities costs, a €0.8 million increase in consulting and professional fees, a €0.4 million increase in allocated depreciation and amortization expense, and a €0.2 million increase in our allowance for doubtful accounts. The €3.8 million increase in other expenses is mainly due to a €3.7 million increase in operating taxes in Brazil in connection with the settlement of large intercompany open balances which occurred in the six months ended June 30, 2013 for €2.2 million and the increase of business activity in Brazil for €1.5 million.

General and Administrative Expense

	Six Months Ended June 30,		% Change
	2012	2013
	(euros in thousands)
General and administrative	€(7,032)	€(15,195)	116.1%
% of revenue	(6.2)%	(7.8)%

General and administrative expense for the six months ended June 30, 2013 increased by €8.2 million, or 116.1%, compared to the six months ended June 30, 2012. This increase was primarily the result of a €3.5 million increase in salaries, bonuses, share-based compensation, pension benefits and other personnel costs primarily due to increased headcount in this function, a €1.5 million increase in consulting and professional fees, a €2.2 million increase in subcontracting and other headcount-related costs, a €0.7 million increase in allocated rent and facilities costs and a €0.2 million increase in allocated depreciation and amortization expense.

Financial Income (Expense)

	Six Months Ended June 30,		% Change
	2012	2013
	(euros in thousands)
Financial income (expense)	€319	€(2,545)	(897.8)%
% of revenue	0.3%	(1.3)%

Financial income (expense) for the six months ended June 30, 2013 decreased by €2.9 million compared to the six months ended June 30, 2012. This decrease was primarily the result of a significant foreign exchange loss of €2.7 million as of June 30, 2013. This loss consists primarily of exchange differences arising on the settlement or translation into local currency of monetary balance sheet items labeled in euros. Criteo K.K. (Japan), Criteo LTD (United Kingdom) and Criteo do Brasil (Brazil) LTDA are the primary contributors to these currency exchange differences due to their payable balances in euro.

Provision for Income Taxes

	Six Months Ended June 30,		% Change
	2012	2013
	(euros in thousands)
Provision for Income taxes	€(1,735)	€(354)	(79.6)%
% of revenue	(1.5)%	(0.2)%
Effective tax rate	30.4%	7.8%

The provision for income taxes for the six months ended June 30, 2013 decreased by €1.4 million, or 79.6%, compared to the six months ended June 30, 2012. The effective tax rate for the six months ended June 30, 2013 was 7.8%, compared to effective tax rate of 30.4% for the six months ended June 30, 2012. These decreases were primarily due to the combined effect of €10.3 million decrease in our income before taxes for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 and our ability to recognize the tax losses of certain of our subsidiaries. As of June 30, 2013, we had €14.1 million of unrecognized deferred tax assets mainly arising from accumulated tax losses for Criteo Corporation of €9.4 million. We will review this position at December 31, 2013 and analyze the positive and negative elements of certain economic factors that may affect our business in the foreseeable future and past events to conclude as to the probability of utilization in the future of these net operating losses. This analysis will be carried out in each tax jurisdiction where we have significant operations, and our expectations for growth, especially in the United States, may result in the recognition of corresponding deferred tax assets and, as a consequence, may reduce our effective tax rate.

Years Ended December 31, 2010, 2011 and 2012

Revenue

	Year Ended December 31,			% Change
	2010	2011	2012	2010 vs. 2011	2011 vs. 2012
	(in thousands)
Revenue	€65,626	€143,562	€271,855	118.8%	89.4%

2012 Compared to 2011

Revenue for 2012 increased €128.3 million, or 89.4% (or 83.9% on a constant currency basis), compared to 2011. This increase was the result of our rapid growth across all geographies. Our revenue in the Americas region increased 207.9% to €67.8 million for 2012 compared to 2011, as our solution gained significant traction with large clients in the United States. Our revenue in the EMEA region increased 44.0% to €172.5 million for 2012 compared 2011, primarily driven by increased penetration in our Western European core markets, including with mid-market clients. Our revenue in the Asia-Pacific region increased by an exponential factor to €31.6 million for 2012 compared to 2011, driven primarily by our recently launched Japanese operations. In 2012, revenue from new clients contributed 53% of the global year-over-year revenue growth while revenue from existing clients contributed 47% of the global year-over-year revenue growth.

Additionally, €7.8 million, or 2.9%, of our €271.9 million of revenue in 2012 was mainly due to the strengthening of the U.S. dollar and the British pound compared to the euro.

2011 Compared to 2010

Revenue for 2011 increased €77.9 million, or 118.8% (or 120.7% on a constant currency basis), compared to 2010. This increase was primarily the result of our strong growth across all European markets, as well as our early expansion into the Americas. Our revenue in the Americas region increased 451.7% to €22.0 million for 2011 compared to 2010, as we ramped up our U.S. operations and built our client base and publisher network. Our revenue in the EMEA region increased 94.4% to €119.8 million for 2011 compared 2010, driven by increased penetration in Western European core markets. Our revenue in the Asia-Pacific region increased by an exponential factor to €1.8 million for 2011 compared to 2010 due to our expansion into Japan and Australia during 2011. In 2011, revenue from new clients contributed 49% of the global year-over-year revenue growth while revenue from existing clients contributed 51% of the global year-over-year revenue growth.

Additionally, the strengthening of the euro compared to the U.S. dollar and the British pound had a negative impact of €1.3 million or 0.9% of our €143.6 million of revenue in 2011.

Cost of Revenue

	Year Ended December 31,			% Change
	2010	2011	2012	2010 vs. 2011	2011 vs. 2012
	(euros in thousands)
Traffic acquisition costs	€(35,796)	€(79,060)	€(157,707)	120.9%	99.5%
Other cost of revenue	(2,517)	(5,690)	(12,662)	126.1	122.5
% of revenue	(58.4)%	(59.0)%	(62.7)%
Gross profit %	41.6%	41.0%	37.3%

2012 Compared to 2011

Cost of revenue for 2012 increased €85.6 million, or 101.0%, compared to 2011. This increase was primarily the result of a €78.6 million, or 99.5% (or 93.6% on a constant currency basis), increase in traffic acquisition costs and a €7.0 million, or 122.5% (or 114.3% on a constant currency basis), increase in other cost of revenue.

The increase in traffic acquisition costs related primarily to the 107.2% increase in the number of our purchased impressions to support our revenue growth, in particular from real-

time time bidding exchanges and to a lesser extent from our publisher marketplace, or PuMP. The increase in other cost of revenue related primarily to a €3.5 million increase in hosting costs, a €1.5 million increase in data acquisition costs, a €1.6 million increase in allocated depreciation and amortization expense and a €0.4 million increase in other cost of sales.

Our gross profit percentage decreased to 37.3% in 2012 compared to 41.0% for 2011. This decrease resulted primarily from a 2.9 percentage point increase in TAC as a percentage of revenue, primarily due to the increase in TAC as a percentage of revenue in EMEA partially offset by decreases in the Americas and to a lesser extent in Asia-Pacific. Our traffic acquisition costs have increased, including in EMEA, as a percentage of our revenue as a consequence of the priority we have given to maximizing scale and liquidity of our solution over a gross margin based focus. We believe this focus builds sustainable long-term value for our business and fortifies a number of our competitive strengths, including access to advertising inventory, breadth and depth of data and continuous improvement of the Criteo Engine’s performance, allowing us to deliver more relevant advertisements at scale. Other cost of revenue also increased by 0.7% as a percentage of revenue.

2011 Compared to 2010

Cost of revenue for 2011 increased €46.4 million, or 121.2%, compared to 2010. This increase was primarily the result of a €43.3 million, or 120.9% (or 123.1% on a constant currency basis), increase in traffic acquisition costs and a €3.2 million increase in other cost of revenue.

The increase in traffic acquisition costs related primarily to the 101.4% increase in the number of our purchased impressions to support our revenue growth. The increase in other cost of revenue related primarily to a €1.4 million increase in hosting costs, a €1.4 million increase in allocated depreciation and amortization expense and a €0.3 million increase in data acquisition costs.

Our gross profit percentage decreased to 41.0% in 2011 compared to 41.6% for 2010. This decrease resulted primarily from a 0.6 percentage point increase in TAC as a percentage of revenue, primarily due to a relative increase in TAC as a percentage of revenue for Asia-Pacific, partially offset by a relative decrease in TAC as a percentage of revenue in the Americas, and a 0.2 percentage point increase in other cost of revenue as a percentage of revenue.

Research and Development Expense

	Year Ended December 31,			% Change
	2010	2011	2012	2010 vs. 2011	2011 vs. 2012
	(in thousands)
Research and development	€(2,433)	€(8,786)	€(14,285)	261.1%	62.6%
% of revenue	(3.7)%	(6.1)%	(5.3)%

2012 Compared to 2011

Research and development expense for 2012 increased €5.5 million, or 62.6%, compared to 2011. This increase was primarily the result of a €2.7 million increase in salaries, bonuses, share-based compensation, and other personnel costs primarily due to increased headcount in this function, a €1.4 million increase in allocated rent and facilities costs, a €1.0 million increase in subcontracting and other headcount-related costs, a €0.3 million increase in consulting and professional fees, a €0.2 million increase in events and other costs and a €0.1 million increase in allocated depreciation and amortization expense, partially offset by a €0.3 million decrease in provisions for tax reassessments expense.

2011 Compared to 2010

Research and development expense for 2011 increased €6.4 million, or 261.1%, compared to 2010. This increase was primarily the result of a €5.1 million increase in salaries, bonuses, share-based compensation, and other personnel costs due to increased headcount in this function, a €0.4 million increase in subcontracting and other headcount-related costs, a €0.3 million increase in allocated rent and facilities costs, a €0.1 million increase in consulting and professional fees and a €0.5 million increase in provisions for tax reassessments expense.

Sales and Operations Expense

	Year Ended December 31,			% Change
	2010	2011	2012	2010 vs. 2011	2011 vs. 2012
	(euros in thousands)
Sales and operations	€(11,723)	€(30,830)	€(58,047)	163.0%	88.3%
% of revenue	(17.9)%	(21.5)%	(21.4)%

2012 Compared to 2011

Sales and operations expense for 2012 increased €27.2 million, or 88.3%, compared to 2011. This increase was primarily a result of a €16.3 million increase in salaries, bonuses, share-based compensation, and other personnel costs primarily due to increased headcount in this function, a €3.4 million increase in subcontracting and other headcount-related costs, and a €2.9 million increase in allocated rent and facilities costs, a €1.2 million increase in marketing costs, a €0.6 million increase in allocated depreciation and amortization expense, a €0.7 million increase in our allowance for doubtful accounts and a €2.1 million increase in other expenses.

2011 Compared to 2010

Sales and operations expense for 2011 increased €19.1 million, or 163.0%, compared to 2010. This increase was primarily a result of a €12.8 million increase in salaries, bonuses, share-based compensation, and other personnel costs primarily due to increased headcount in this function, a €1.9 million increase in subcontracting and other headcount related costs, and a €2.4 million increase in allocated rent and facilities costs, a €1.3 million increase in marketing costs, a €0.2 million increase in allocated depreciation and amortization expense and a €0.5 million increase in other expenses.

General and Administrative Expense

	Year Ended December 31,			% Change
	2010	2011	2012	2010 vs. 2011	2011 vs. 2012
	(euros in thousands)
General and administrative	€(5,741)	€(9,309)	€(20,208)	62.1%	117.1%
% of revenue	(8.7)%	(6.5)%	(7.4)%

2012 Compared to 2011

General and administrative expense for 2012 increased €10.9 million, or 117.1%, compared to 2011. This increase was primarily a result of a €5.1 million increase in salaries, bonuses, share-based compensation, pension benefits and other personnel costs primarily due to increased headcount in this function, including the hiring of certain executives in 2012, a €2.3 million increase in consulting and professional fees partially related to the preparation to become and operate as a public company, a €2.6 million increase in subcontracting and other headcount-related costs and a €0.9 million increase in allocated rent and facilities costs, partially offset by a €0.1 million decrease in allocated depreciation and amortization expense.

2011 Compared to 2010

General and administrative expense for 2011 increased €3.6 million, or 62.1%, compared to 2010. This increase was primarily a result of an increase of €2.1 million in salaries, bonuses, share-based compensation, pension benefits and other personnel costs primarily due to increased headcount in this function, a €0.9 million increase in consulting and professional fees, a €0.2 million increase in allocated depreciation and amortization expense, a €0.2 million increase in allocated rent and facilities costs and a €0.2 million increase for certain provisions, partially offset by a €0.2 million decrease in subcontracting and other headcount-related costs.

Financial Income (Expense)

	Year Ended December 31,			% Change
	2010	2011	2012	2010 vs. 2011		2011 vs. 2012
	(euros in thousands)
Financial income (expense)	€(34)	€628	€(1,559)	*	%	(348.2)%
% of revenue	(0.1)%	0.4%	(0.6)%

*	Not meaningful

2012 Compared to 2011

Financial expense for 2012 increased by €2.2 million, or 348.2%, compared to 2011. This increase consists primarily of exchange differences arising out of the settlement or translation into local currency of monetary balance sheet items labeled in euros. Criteo K.K. (Japan), Criteo Corp. (United States) and Criteo do Brasil LTDA (Brazil) are the primary contributors especially due to their payable balances in euros.

2011 Compared to 2010

Financial income for 2011 increased by €0.7 million, or by an exponential factor, compared to 2010. This increase consists primarily of exchange differences arising out of the settlement or translation into local currency of monetary balance sheet items labeled in euros. Criteo K.K. (Japan) and Criteo Corp. (United States) are the primary contributors especially due to their payable balances in euros.

Provision for Income Taxes

	Year Ended December 31,			% Change
	2010	2011	2012	2010 vs. 2011	2011 vs. 2012
	(euros in thousands)
Provision for income taxes	€(2,668)	€(4,391)	€(6,556)	64.6%	49.3%
% of revenue	(4.1)%	(3.1)%	(2.4)%
Effective tax rate	36.1%	41.8%	88.8%

2012 Compared to 2011

The provision for income taxes for 2012 increased €2.2 million, or 49.3%, compared to 2011. The annual effective tax rate for 2012 was 88.8%, compared to an annual effective tax rate of 41.8% for 2011. Generally, the annual effective tax rates differ from statutory rates primarily due to the impact of the domestic tax deduction applicable to technology royalty income we received from our subsidiaries, differences in tax rates in foreign jurisdictions and non-deductible losses at certain of our foreign subsidiaries and share-based compensation expense.

In 2012 our effective tax rate and provision for income taxes increased compared to 2011 primarily due to our inability to recognize the tax losses of certain of our subsidiaries (particularly in the United States and the United Kingdom) that had a year-over-year tax impact of €2.6 million in 2012 as compared to 2011. In addition, our 2012 provision for income taxes was impacted by a €0.7 million increase as compared to 2011 in taxes related to our share-based compensation expense, for which no related deferred taxes are recognized, and differences in tax regimes in foreign jurisdictions as compared to France, particularly in Brazil, where, due to an election by us to utilize the presumptive profits tax regime, taxes were €1.2 million higher in 2012 as compared to 2011. These increases were partially offset by our CIR tax credit, a non-taxable income item which was €0.3 million higher in 2012 as compared to 2011, an increase of €1.5 million in 2012 as compared to 2011 in the tax deduction resulting from technology royalty income we received from our subsidiaries as well as other factors contributing to an aggregate year-over-year €0.4 million decrease in the provision for income taxes. Please see note 10 to our consolidated financial statements for more detailed information on the provision for income taxes.

As of December 31, 2012, we had €9.2 million of unrecognized deferred tax assets arising from tax losses, €8.3 million of which are attributable to our U.S. subsidiary. We will review the determination not to recognize these deferred tax assets and the probability of utilization of these net operating losses in the future at year end 2013 in light of the positive and negative elements of certain economic factors that may affect our business in the foreseeable future and past events. This analysis will be carried out in each tax jurisdiction where we have significant operations, and our expectations for growth, especially in the United States, may result in the recognition of corresponding deferred tax assets. Should we determine that recognition of a deferred tax asset is appropriate, such recognition would likely reduce our effective tax rate. In addition, we intend to change our tax election in Brazil so that taxes are based on actual profits rather than presumptive profits, which we anticipate will also reduce our effective tax rate in future periods.

2011 Compared to 2010

Provision for income taxes for 2011 increased €1.7 million, or 64.6%, compared to 2010. This increase was primarily due to the 42.4% increase in our taxable income, as well as income tax expense associated with tax losses of certain of our subsidiaries in 2011 which we were not able to use to offset our consolidated tax expense.

The annual effective tax rate for 2011 was 41.8%, compared to an annual effective tax rate of 36.1% for 2010. The difference in our effective tax rate compared to 2010 is primarily due to our inability to recognize the tax losses of certain of our subsidiaries described above, increases in our share-based compensation expense which we are unable to deduct from our taxable income, and differences in tax rates in foreign jurisdictions as compared to France, partially offset by our CIR tax credit, which is a non-taxable item, and an increased tax deduction applicable to our technology royalty income received from our subsidiaries.

Net Income

	Year Ended December 31,			% Change
	2010	2011	2012	2010 vs. 2011	2011 vs. 2012
	(euros in thousands)
Net Income	€4,714	€6,124	€831	29.9%	(86.4)%
% of revenue	7.2%	4.3%	0.3%

2012 Compared to 2011

Net income for 2012 decreased €5.3 million, or 86.4% (or 66.1% on a constant currency basis), compared to 2011. This decrease was the result of the factors discussed above and particularly a €0.9 million decrease in income from operations as well as a €2.2 million increase in financial expense and a €2.2 million increase in provision for income taxes compared to 2011.

2011 Compared to 2010

Net income for 2011 increased €1.4 million, or 29.9% (or 20.5% on a constant currency basis), compared to 2010. This increase was the result of the factors discussed above and particularly our €2.5 million increase in income from operations as well as a €0.7 million increase in financial income.

Constant Currency Reconciliation

Information in this prospectus with respect to results presented on a constant currency basis was calculated by translating current period results at prior period average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation because they believe this better represents our underlying business trends. Below is a table which reconciles the actual results presented in this section with the results presented on a constant currency basis:

	Year ended December 31,				% Change
	2010		2011	2012	2011 vs. 2010	2012 vs. 2011
	(euros in thousands)
Revenue as reported		€ 65,626	€143,562	€271,855	118.8%	89.4%
Conversion impact euro/other currencies	—		1,290	(7,835)	1.9	(5.5)

Revenue at constant currency	—		144,852	264,020	120.7	83.9

Traffic acquisition costs as reported	35,796		79,060	157,707	120.9	99.5
Conversion impact euro/other currencies	—		800	(4,653)	2.2	5.9

Traffic acquisition costs at constant currency	—		79,860	153,054	123.1	93.6

Revenue ex-TAC as reported	29,830		64,502	114,148	116.2	77.0
Conversion impact euro/other currencies	—		490	(3,183)	1.7	(5.0)

Revenue ex-TAC at constant currency	—		64,992	110,965	117.9	72.0

Other cost of revenue as reported	2,517		5,690	12,662	126.1	122.5
Conversion impact euro/other currencies	—		84	(467)	3.3	(8.2)

Other cost of revenue at constant currency	€—		€5,774	€12,195	129.4%	114.3%

	Six Months ended June 30		% Change
	2012	2013	2013 vs 2012
Revenue as reported	113,143	194,260	71.7%
Conversion impact euro/other currencies		7,922	—

Revenue at constant currency	113,143	202,182	78.7%

Traffic acquisition costs as reported	63,641	116,922	83.7%
Conversion impact euro/other currencies		4,829	—

Traffic acquisition costs at constant currency	63,641	121,751	91.3%

Revenue ex-TAC as reported	49,502	77,338	56.2%
Conversion impact euro/other currencies		3,093	—

Revenue ex-TAC at constant currencies	49,502	80,431	62.5%

Other cost of revenue as reported	4,665	10,880	133.2%
Conversion impact euro/other currencies		420	—

Other cost of revenue at constant currency	4,665	11,300	142.2%

Quarterly Results of Operations

The following tables set forth our unaudited consolidated statement of income data for the last eight quarters, as well as the percentage of revenue for each line item shown. We derived this information from our unaudited interim consolidated financial information, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. The quarterly results of operations have been prepared by, and are the responsibility of, our management and have not been audited or reviewed by our independent registered public accounting firm. You should read these data together with our consolidated financial statements and related notes beginning on page F-1.

	Three Months Ended
	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
	(in thousands)

Consolidated Statements of Income Data:
Revenue	€34,975	€48,469	€56,493	€56,650	€72,142	€86,570	€94,860	€99,400

Cost of revenue(1)
Traffic acquisition costs	(19,484)	(26,660)	(31,847)	(31,794)	(42,826)	(51,240)	(57,553)	(59,369)
Other cost of revenue	(1,232)	(2,415)	(2,171)	(2,494)	(3,150)	(4,847)	(5,172)	(5,708)

Gross profit	14,259	19,394	22,475	22,362	26,166	30,483	32,134	34,324

Operating expenses(1)
Research and development	(2,902)	(2,227)	(2,711)	(3,670)	(3,647)	(4,258)	(6,252)	(6,942)
Sales and operations	(7,955)	(10,406)	(11,181)	(14,859)	(14,456)	(17,551)	(17,926)	(22,787)
General and administrative	(2,002)	(3,720)	(2,883)	(4,149)	(5,906)	(7,270)	(7,536)	(7,659)

Total operating expenses	(12,859)	(16,353)	(16,775)	(22,678)	(24,009)	(29,079)	(31,084)	(37,388)

Income (loss) from operations	1,400	3,040	5,700	(316)	2,156	1,405	1,050	(3,064)

Financial income (expense)	310	486	427	(108)	(231)	(1,647)	246	(2,791)

Income (loss) before taxes	1,710	3,525	6,127	(424)	1,925	(242)	1,296	(5,855)

(Provision for), benefit from income taxes	(859)	(1,669)	(1,701)	(34)	(330)	(4,491)	(590)	236

Net income (loss)	€850	€1,856	€4,427	€(460)	€1,596	€(4,733)	€706	€(5,619)

Other Financial Data:
Revenue ex-TAC(2)	€15,491	€21,809	€24,646	€24,856	€29,316	€35,330	€37,307	€40,031
Adjusted EBITDA(3)	€2,574	€4,636	€6,897	€1,667	€4,385	€4,430	€4,556	€685

(1)	Cost of revenue and operating expenses include share-based compensation expense, service costs (pension) and depreciation and amortization expense as follows:

	Three Months Ended
	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
	(in thousands)

Share-Based Compensation Expense:
Research and development	€(58)	€(82)	€(32)	€(103)	€(110)	€(184)	€(281)	€(278)
Sales and operations	(267)	(426)	(94)	(608)	(449)	(649)	(599)	(227)
General and administrative	(157)	(50)	(101)	(373)	(314)	(539)	(645)	(685)

Total share-based compensation expense	€(481)	€(558)	€(227)	€(1,084)	€(872)	€(1,372)	€(1,525)	€(1,190)

(2)

We define revenue ex-TAC as our revenue excluding traffic acquisition costs generated over the applicable measurement period. Revenue ex-TAC is not a measure calculated in accordance with IFRS. Please see footnote 4 to the table in the section of this prospectus titled “Selected Consolidated Financial and Other Data” for more information. Below is a reconciliation of revenue ex-TAC to revenue, the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Three Months Ended
	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
	(in thousands)

Reconciliation of Revenue ex-TAC to Revenue:
Revenue	€34,975	€48,469	€56,493	€56,650	€72,142	€86,570	€94,860	€99,400

Adjustment:
Traffic acquisition costs	19,484	26,660	31,847	31,794	42,826	51,240	57,553	59,369

Revenue ex-TAC	€15,491	€21,809	€26,646	€24,856	€29,316	€35,330	€37,307	€40,031

(3)

We define Adjusted EBITDA as our consolidated earnings before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense and service costs (pension). Adjusted EBITDA is not a measure calculated in accordance with IFRS. Please see footnote 6 to the table in the section of this prospectus titled “Selected Consolidated Financial and Other Data” for more information. Below is a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Three Months Ended
	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
	(in thousands)

Reconciliation of Adjusted EBITDA to Net Income:
Net income (loss)	€850	€1,856	€4,427	€(460)	€1,596	€(4,733)	€706	€(5,619)

Adjustments:
Financial Income (expense)	310	486	427	(108)	(231)	(1,647)	246	(2,791)
Provision for income taxes	(859)	(1,669)	(1,701)	(34)	(330)	(4,491)	(590)	236
Share-based compensation expense	(481)	(558)	(227)	(1,084)	(872)	(1,372)	(1,525)	(1,190)
Service costs—pension(1)	(23)	(25)	(59)	(31)	(16)	(4)	(91)	(80)
Depreciation and amortization expense	(671)	(1,014)	(909)	(870)	(1,340)	(1,649)	(1,890)	(2,479)

Total net adjustments	(1,724)	(2,780)	(2,470)	(2,127)	(2,789)	(9,163)	(3,850)	(6,304)

Adjusted EBITDA	€2,574	€4,636	€6,897	€1,667	€4,385	€4,430	€4,556	€685

(1)	Effective January 1, 2012, actuarial gains and losses are recognized in other comprehensive income. Prior periods have not been modified as the effect of the change in accounting policy is immaterial.

	Three Months Ended
	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
	(as a percentage of revenue)

Statement of Operations Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue
Traffic acquisition costs	(55.7)	(55.0)	(56.4)	(56.1)	(59.4)	(59.2)	(60.7)	(59.7)
Other cost of revenue	(3.5)	(5.0)	(3.8)	(4.4)	(4.4)	(5.6)	(5.5)	(5.7)

Gross profit	40.8	40.0	39.8	39.5	36.3	35.2	33.9	34.5

Operating expenses
Research and development	(8.3)	(4.6)	(4.8)	(6.5)	(5.1)	(4.9)	(6.6)	(7.0)
Sales and operations	(22.7)	(21.5)	(19.8)	(26.2)	(20.0)	(20.3)	(18.2)	(22.9)
General and administrative	(5.7)	(7.7)	(5.1)	(7.3)	(8.2)	(8.4)	(7.9)	(7.7)

Total operating expenses	(36.8)	(33.7)	(29.7)	(40.0)	(33.3)	(33.6)	(32.8)	(37.6)

Income from operations	4.0	6.3	10.1	(0.6)	3.0	1.6	1.1	(3.1)

Financial income (expense)	0.9	1.0	0.8	(0.2)	(0.3)	(1.9)	0.3	(2.8)

Income before taxes	4.9	7.3	10.8	(0.7)	2.7	(0.3)	1.4	(5.9)

Provision for income taxes	(2.5)	(3.4)	(3.0)	(0.1)	(0.5)	(5.2)	(0.6)	0.2

Net income (loss)	2.4%	3.8%	7.8%	0.8%	2.2%	(5.5)%	0.7%	(5.7)%

Other Financial Data:
Revenue ex-TAC(1)	44.3%	45.0%	43.6%	43.9%	40.6%	40.8%	39.3%	40.3%
Adjusted EBITDA(2)	7.4%	9.6%	12.2%	2.9%	6.1%	5.1%	4.8%	0.7%

(1)

We define revenue ex-TAC as our revenue excluding traffic acquisition costs generated over the applicable measurement period. Revenue ex-TAC is not a measure calculated in accordance with IFRS. Please see footnote 4 to the table in the section of this prospectus titled “Selected Consolidated Financial and Other Data” for more information.

(2)

We define Adjusted EBITDA as our consolidated earnings before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense and service costs (pension). Adjusted EBITDA is not a measure calculated in accordance with IFRS. Please see footnote 6 to the table in the section of this prospectus titled “Selected Consolidated Financial and Other Data” for more information.

Liquidity and Capital Resources

Working Capital

The following table summarizes our cash, cash equivalents and short-term investments, accounts receivable and working capital for the periods indicated:

	As of December 31,			As of June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Cash, cash equivalents and short-term investments	€15,552	€16,382	€43,262	€12,783	€47,893
Trade receivables, net of allowances for doubtful accounts	15,055	33,423	60,685	37,546	66,097
Working capital	1,651	6,766	2,884	3,675	(8,877)

Our cash and cash equivalents at December 31, 2012 were held for working capital purposes. We do not enter into investments for trading or speculative purposes. Our policy is to invest any cash in excess of our immediate requirements in investments designed to preserve the principal balance and provide liquidity. Accordingly, our cash and cash equivalents are invested primarily in demand deposit accounts and money market funds that are currently providing only a minimal return.

Sources of Liquidity

To date, we have funded our operations principally through private placements of our capital shares, cash flows from operations and bank borrowings. We have also benefited to a much lesser extent from the exercise of share options and warrants and expect to continue to do so in the future, as such securities are exercised by holders.

Since our inception, we have raised a total of €47.0 million, net of costs and expenses, from the sale of preferred shares through four private placements. We estimate that we will receive net proceeds of approximately $            , assuming an initial public offering price of $             per ADS, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We are party to two loan agreements with Caisse D’Epargne et de Prévoyance d’Auvergne et du Limousin, or CEPAL, providing an aggregate of €3.6 million, consisting of a €2.5 million loan to finance certain capital expenditures and a €1.1 million loan to finance our SAP licenses. The €2.5 million CEPAL loan bears interest at fixed rate of 2.65% per annum. The €1.1 million CEPAL loan bears interest at 2.50% per annum. The combined outstanding principal and interest for each CEPAL loan are payable in equal monthly installments based upon the applicable date of such loan. Each CEPAL loan matures in 2015. At December 31, 2012 and June 30, 2013, €3.4 million and €2.8 million, respectively, was outstanding on the CEPAL loans.

We are also party to two loan agreements with Le Credit Lyonnais, or LCL, one of which was entered into in June 2013, providing an aggregate of €10.5 million, consisting of a €2.5 million loan and a €8.0 million loan to finance our capital expenditures. The €2.5 million LCL loan bears interest at fixed rate of 2.4% per annum. The €8.0 million LCL loan bears interest at 2.3% per annum. The combined outstanding principal and interest for each LCL loan are payable in equal monthly installments based upon the applicable date of such loan. The €2.5 million LCL loan matures in 2015 and the €8.0 million LCL loan matures in 2016. As of December 31, 2012 and June 30, 2013, €2.5 million and €10.1 million, respectively, were outstanding on the LCL loans.

All of these loans are unsecured and contain customary events of default but do not contain any affirmative, financial or negative covenants.

We are also party to short-term credit line and overdraft facilities with HSBC plc, LCL and Credit Industriel et Commercial, or CIC. Under these facilities, we may draw up to a maximum of €10.9 million collectively. Any loans or overdraft under these short-term facilities bear interest based on the one month EURIBOR rate or three month EURIBOR rate. As these facilities are exclusively short term credit and overdrafts facilities, our banks have the ability to terminate such facilities on short notice. All of these short-term facilities are unsecured and contain customary events of default but do not contain any affirmative, financial or negative covenants.

As of December 31, 2012 and June 30, 2013, our consolidated cash, cash equivalents and short-term investments were €43.3 million and €47.9 million, respectively. This consolidated net cash position included cash, cash equivalents and short-term investments of €4.4 million at December 31, 2012 and €7.4 million at June 30, 2013 held by our Brazilian subsidiary that were not available to fund domestic operations unless funds were repatriated. Should we need to repatriate to France part or all of the funds held by our Brazilian subsidiary, we would need to accrue and pay taxes equivalent to approximately 40% of the funds repatriated. As the decision to repatriate the funds was taken in June, the corresponding operational taxes have been recognized in Brazil.

Operating and Capital Expenditure Requirements

In 2012 and in the six months ended June 30, 2013, we incurred €13.6 million and €9.1 million, respectively, of capital expenditures, primarily with respect to the acquisition of data center and servers equipment. We expect our capital expenditures to increase in absolute terms in the near term as we continue to grow our operations.

As part of our strategy to build upon our market and technology leadership, on July 11, 2013, we acquired all of the shares of Ad-X Limited, or Ad-X, a mobile analytics and attribution technology company for €5.5 million (based on the exchange rate of €1.1591 for a £1.00 as of July 11, 2013) in upfront cash plus €3.7 million (based on the exchange rate of €1.1591 for a £1.00 as of July 11, 2013) payable in cash over a three-year period. Approximately €1.1 million (based on the exchange rate of €1.1591 for a £1.00 as of July 11, 2013) of the upfront cash was placed into escrow for a period of 12 months to secure certain indemnification obligations of the selling shareholders. The upfront portion of the cash purchase price was funded using cash on hand.

We believe our existing cash balances will be sufficient to meet our anticipated cash requirements through at least the next 12 months. During this period, we expect our capital expenditure requirements to be approximately €34.6 million, which includes the amounts payable during this period in respect of the Ad-X acquisition.

Our future working capital requirements will depend on many factors, including the rate of our revenue growth, the amount and timing of our investments in personnel and capital equipment, and the timing and extent of our introduction of new products and product enhancements. If our cash and cash equivalents balances and cash flows from operating activities are insufficient to satisfy our liquidity requirements, we may need to raise additional funds through equity, equity-linked or debt financings to support our operations, and such financings may not be available to us on acceptable terms, or at all. We may also need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies, assets or products. If we are unable to raise additional funds when needed, our operations and ability to execute our business strategy could be adversely affected. If we raise additional funds through the incurrence of indebtedness, such indebtedness would have rights that are senior to holders of our equity securities and could contain covenants that restrict our operations. Any additional equity financing will be dilutive to our shareholders.

Historical Cash Flows

The following table sets forth our cash flows for 2010, 2011 and 2012 and the six months ended June 30, 2013:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Cash flows provided by operating activities	€7,014	€6,967	€11,812	€7,397	€8,719
Cash used in investing activities	2,275	6,525	19,610	10,217	9,845
Cash provided by (used in) financing activities	4,911	241	35,903	(180)	7,090

Operating Activities

Cash provided by operating activities is primarily influenced by the increase in the number of clients using our solutions and by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business. Cash provided by operating activities has typically been generated from net profit and by changes in our operating assets and liabilities, particularly in the areas of accounts receivable and accounts payable and accrued expenses, adjusted for non-cash and non-operating expense items such as depreciation, amortization and share-based compensation, deferred tax assets and income taxes.

In the six months ended June 30, 2013, net cash provided by operating activities was €8.7 million and consisted of a net loss of €4.9 million, €8.5 million in adjustments for non-cash and non-operating items and €11.6 million of cash provided by working capital, partially offset by €6.5 million of income taxes paid during the six month period. Adjustments for non-cash and non-operating items primarily consisted of depreciation and amortization expense of €5.4 million, share-based compensation expense of €2.7 million and €0.4 million of accrued income taxes. The €11.6 million increase in cash resulting from changes in working capital primarily consisted of a €19.1 million increase in accounts payable and a €9.7 million increase in accrued expenses such as payroll and payroll-related expenses and VAT payables, driven primarily by an increase in traffic acquisition costs and an increase in accrued payroll and payroll related expenses resulting from the growing number of our employees. This was partially offset by an increase in accounts receivable of €7.7 million, primarily driven by increased revenue during the first half of 2013 as we continue to expand our operations and an increase in the average days outstanding of our accounts receivable. Prepaid expenses, VAT receivables, and other current assets also increased by €9.5 million, primarily the result of an increase in our revenue and an increase in transaction costs to be recognized as a deduction from equity in the context of the contemplated initial public offering and to a lesser extent, an increase in office rental advance payments.

In 2012, net cash provided by operating activities was €11.8 million and consisted of a net profit of €0.8 million, €15.9 million in adjustments for non-cash and non-operating items and €3.4 million of cash provided by working capital, partially offset by €8.4 million of income taxes paid during 2012. Adjustments for non-cash and non-operating items primarily consisted of depreciation and amortization expense of €5.8 million, share-based compensation expense of €3.6 million, €0.2 million of changes in deferred tax assets and €6.3 million of accrued income taxes. The €3.4 million increase in cash resulting from changes in working capital primarily consisted of an increase in operating cash flow due to a €30.3 million increase in accounts payable and a €4.8 million increase in accrued expenses such as payroll and payroll related expenses and VAT payables, driven primarily by an increase in traffic acquisition costs, and an increase in accrued payroll and payroll related expenses resulting from an increase in the number of our employees. This was partially offset by an increase in accounts receivable of €29.0 million, primarily driven by increased revenue during the year as we continue to expand our operations and an increase in the average days outstanding of our accounts receivable, an increase in prepaid expenses, VAT receivables, and other current assets of €2.6 million, primarily the result of an increase in our revenue and an increase in advance payments made for rental expenses in our subsidiaries where new offices have been opened.

In 2011, net cash provided by operating activities was €7.0 million and consisted of a net profit of €6.1 million, €9.1 million in adjustments for non-cash and non-operating items, partially offset by €5.5 million of cash used in working capital and €2.8 million of income taxes paid during 2011. Adjustments for non-cash and non-operating items primarily consisted of depreciation and amortization expense of €3.4 million, share-based compensation expense of €1.4 million and €4.5 million of accrued income taxes partially offset by a €0.2 million reduction in deferred tax assets. The €5.5 million decrease in cash resulting from changes in working capital primarily consisted of increase in accounts receivable of €17.9 million, primarily driven by increased revenue during the year as we continue to expand our operations, an increase in prepaid expenses, VAT receivables and other current assets of €1.3 million, primarily the result of the increase in our revenue and an increase in advance payments made for rental expenses in our subsidiaries where new offices have been opened. This was partially offset by an increase in operating cash flow due to a €10.4 million increase in accounts payable and a €3.2 million increase in accrued expenses such as payroll and payroll related expenses and VAT payables, driven primarily by an increase in traffic acquisition costs, and an increase in accrued payroll and payroll related expenses resulting from an increase in the number of our employees.

In 2010, net cash provided by operating activities was €7.0 million and consisted of a net profit of €4.7 million, €4.3 million in adjustments for non-cash and non-operating items, partially offset by €1.7 million of cash used in working capital and €0.2 million of income taxes paid during 2010. Adjustments for non-cash and non-operating items primarily consisted of depreciation and amortization expense of €0.7 million, share-based compensation expense of €0.9 million, a €0.3 million increase in deferred tax assets and €2.4 million of accrued income taxes. The €1.7 million decrease in cash resulting from changes in working capital primarily consisted of increase in accounts receivable of €8.8 million, primarily driven by increased revenue during the year as we continue to expand our operations, the increase in prepaid expenses, VAT receivables and other current assets of €3.7 million, primarily the result of an increase in our revenue and an increase in advance payments made for rental expenses in our subsidiaries where new offices have been opened. This was partially offset by an increase in operating cash flow due to a €6.2 million increase in accounts payable and a €4.5 million increase in accrued expenses such as payroll and payroll related expenses and VAT payables, driven primarily by an increase in traffic acquisition costs, and an increase in accrued payroll and payroll related expenses resulting from an increase in the number of our employees.

Investing Activities

Our investing activities have consisted primarily of purchases of property and equipment.

In the six months ended June 30, 2013, net cash used in investing activities was €9.8 million and consisted of €9.1 million for purchases of property and equipment, a €0.5 million interest-bearing bank deposit that has been pledged in relation with a guaranty provided by the depositary bank with regards to the 2008 and 2009 tax reassessment and €0.2 million security deposit related to our new office in Beijing.

In 2012, net cash used in investing activities was €19.6 million and consisted of €13.6 million for purchases of property and equipment, a €5.6 million interest-bearing bank deposit that has been pledged for the lease for our principal executive offices and €0.4 million for other security deposits for office spaces for certain of our subsidiaries.

In 2011, net cash used in investing activities was €6.5 million and consisted of €6.4 million for purchases of property and equipment and €0.1 million for security deposits for office spaces for certain of our subsidiaries.

In 2010, net cash used in investing activities was €2.3 million and consisted of €1.7 million for purchases of property and equipment and €0.6 million for security deposits for office spaces mainly in Paris and in the United States.

Financing Activities

Our financing activities have consisted primarily of the issuance of preferred shares, proceeds from the exercise of share options and warrants, and borrowings and repayments under our credit facilities.

In the six months ended June 30, 2013, net cash provided by financing activities was €7.1 million and consisted of €8.0 million from borrowings under a new credit facility and €0.2 million from other financial liabilities, partially offset by repayments of €1.1 million under our credit facilities.

In 2012, net cash provided by financing activities was €35.9 million and consisted of €30.1 million from the issuance of our Series D preferred shares, €6.1 million from borrowings under our credit facilities and €0.2 million from other financial liabilities, partially offset by repayments of €0.4 million under our credit facilities.

In 2011, net cash provided by financing activities was €0.2 million and consisted of €0.5 million from the exercise of share options, partially offset by repayments of €0.2 million under our then existing credit facilities.

In 2010, net cash provided by financing activities was €4.9 million and consisted of €5.0 million from the issuance of our Series C preferred shares, partially offset by repayments of €0.1 million under our then existing credit facilities.

Contractual Obligations

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2012. Future events could cause actual payments to differ from these estimates.

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands)
Long-term debt	€2,113	€3,978	€—	€—	€6,091
Finance leases	77	129	—	—	206
Operating leases	7,281	11,872	10,698	3,686	33,537
Other current liabilities	—	177	—	—	177

Total	€9,471	€16,156	€10,698	€3,686	€40,011

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including interest on long-term debt, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts. We therefore believe that we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Seasonality

Our client base consists primarily of businesses in the online retail, classifieds and travel industries. For example, in particular in the online retail industry, many businesses devote the largest portion of their budgets to the fourth quarter of the calendar year, to coincide with increased holiday spending by consumers. Conversely, our e-commerce retail and travel clients typically conduct fewer advertising campaigns in the second quarter than they do in other quarters. As a result, our revenue tends to be seasonal in nature but the impact of this seasonality has been offset by our significant growth and geographic expansion. If the seasonal fluctuations become more pronounced, our operating cash flows could fluctuate materially from period to period.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with IFRS. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our most critical accounting policies are summarized below. See note 2 to our consolidated financial statements beginning on page F-1 for a description of our other significant accounting policies.

Revenue Recognition

We sell personalized display advertisements featuring product-level recommendations either directly to clients or to advertising agencies, which we collectively refer to as our clients, and generate revenue when a user clicks on the banner advertisement. We price our advertising campaigns on a CPC model based on the number of clicks generated by users on each advertising campaign.

Revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on specified CPCs and related campaign budgets. We recognize revenue when four basic criteria are met: (1) persuasive evidence exists of an arrangement with the client reflecting the terms and conditions under which the services will be provided; (2) services have been provided or delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Collectability is assessed based on a number of factors, including the creditworthiness of a client, the size and nature of a client’s website and transaction history. Amounts billed or collected in excess of revenue recognized are included as deferred revenue. An example of this deferred revenue would be arrangements where clients request or are required by us to pay in advance of delivery.

We recognize revenue from the delivery of display advertisements in the period in which the display advertisements are delivered. Specifically, we recognize revenue for display advertising delivery through our solution once the consumer clicks on the personalized banner displayed by us on the client’s website for CPC advertising campaigns. For CPC advertising campaigns, sales are valued at the fair value of the amount received. Rebates and discounts granted to clients, along with free or extended advertising campaigns, are recorded as a deduction from revenue.

We also generate revenue from the sale of personalized display advertisements on a CPM basis or on a CPA basis as well as fees for packaged sales of advertising on our clients’ websites. We recognize revenue on a CPM basis as impressions are delivered, while revenue on a CPA basis is recognized once the final user purchases an item on the advertiser’s website. Fees related to packaged sales are recognized monthly on a flat fee basis.

In the normal course of business, we act as an intermediary in executing transactions with third parties. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether we are acting as the principal or an agent in our transactions. In determining whether we act as the principal or an agent, we follow the accounting guidance for principal-agent considerations. The determination of whether we are acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of each arrangement. While none of the factors individually are considered presumptive or determinative, because we are the primary obligor and are responsible for (1) identifying and contracting with third-party clients, (2) establishing the selling prices of the display advertisements sold, (3) performing all billing and collection activities, including retaining credit risk, and (4) bearing sole responsibility for fulfillment of the advertising, we act as the principal in these arrangements and therefore report revenue earned and costs incurred related to these transactions on a gross basis.

Trade Receivables, Net of Allowances for Doubtful Accounts

We carry our accounts receivable at net realizable value. On a periodic basis, our management evaluates our accounts receivable and determines whether to provide an allowance or if any accounts should be written down and charged to expense as a bad debt. The evaluation is based on a past history of collections, current credit conditions, the length of time the trade receivable is past due and a past history of write downs. A trade receivable is considered past due if we have not received payments based on agreed-upon terms. A higher default rate than estimated or a deterioration in our major clients’ creditworthiness could have an adverse impact on our future results. Allowances for doubtful accounts on trade receivables are recorded in “Sales and Operations” in our consolidated statements of income. We generally do not require any security or collateral to support our trade receivables. The amount of allowances for doubtful accounts charged to our consolidated statements of income for the years ended December 31, 2010, 2011 and 2012 was €0.1 million, €0.1 million and €0.8 million, respectively.

Deferred Tax Assets

Deferred taxes are recorded on all temporary differences between the financial reporting and tax bases of assets and liabilities, and on tax losses, using the liability method. Differences are defined as temporary when they are expected to reverse within a foreseeable future. We may only recognize deferred tax assets if, based on the projected taxable incomes within the next three years, we determine that it is probable that future taxable profit will be available against which the unused tax losses and tax credits can be utilized. If future taxable profits are considerably different from those forecasted that support recording deferred tax assets, we will have to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our financial results. This determination requires many estimates and judgments by our management for which the ultimate tax determination may be uncertain. Amounts recognized in our consolidated financial statements are calculated at the level of each subsidiary within our consolidated financial statements. As at December 31, 2010, 2011 and 2012, the amount of deferred tax assets recognized in our consolidated statement of financial position was €1.1 million, €1.2 million and €1.0 million, respectively. Unrecognized deferred tax assets amounted to €3.5 million, €7.6 million and €11.9 million, respectively.

Intangible Assets

Acquired intangible assets are accounted for at acquisition cost less cumulative amortization and any impairment loss. Acquired intangible assets are amortized over their estimated useful lives of one to three years on a straight-line method. Intangible assets are reviewed for impairment whenever events or changes in circumstances such as, but not limited to, significant declines in revenue, earnings or cash flows or material adverse changes in the business climate indicate that the carrying amount of an asset may be impaired.

Internal-Use Software

Costs related to customized internal-use software that have reached the development stage are capitalized. These capitalized costs include costs associated with our internal SAP solution, such as our licenses related thereto and the interfaces for, and testing of, this solution. Capitalization of such costs begins when the preliminary project stage is complete and stops when the project is substantially complete and is ready for its intended purpose. In making this determination, several analyses for each phase were performed, including analysis of the feasibility, availability of resources, intention to use and future economic benefits. Amortization of these costs begins when capitalization stops and is calculated on a straight-line basis over the assets’ useful lives estimated at three to five years. Other pre- and post-implementation costs related to our internal SAP solution have been expensed as incurred.

Our research and development efforts are focused on enhancing the performance of our solution and improving the efficiency of the services we deliver to our clients. All development costs, principally headcount-related costs, are expensed as management determines that technological feasibility is reached shortly before the release of products or feature development and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products or features are not material and accordingly are expensed as incurred.

Provisions

We recognize provisions in accordance with International Accounting Standard No. 37, Provisions, Contingent Liabilities and Contingent Assets, if the following three conditions are met: we have a present obligation (legal or constructive) towards a third-party that arises from an event prior to the closing date; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and the obligation amount can be estimated reliably. With respect to litigations and claims that may result in a provision to be recognized, we exercise significant judgment in measuring and recognizing provisions or determining exposure to contingent liabilities that are related to pending litigation or other outstanding claims. These judgment and estimates are subject to change as new information becomes available.

Share-Based Compensation

We have granted share options since June 1, 2012 with the following exercise prices for the dates reflected below:

Grant Date	Number of Options and Warrants Granted	Exercise Price Per Share	Ordinary Share Fair Market Value Per Share at Grant Date	Aggregate Fair Value of Options and Warrants Granted
October 25, 2012	1,259,284	€3.31	€3.31	€1.31
February 7, 2013	790,400	€3.86	€3.86	€2.18
March 6, 2013	127,500	€3.86	€3.86	€2.18
April 18, 2013	1,445,300	€4.17	€4.17	€2.33

Based upon the assumed initial public offering price of $             per ADS, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of December 31, 2012 was €         million, of which €         million related to vested options and €         million related to unvested options.

We account for share-based compensation in accordance with the authoritative guidance on share compensation. Under the fair value recognition provisions of this guidance, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

Determining the fair value of share-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of share options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated ordinary share fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our ordinary shares, the expected term of the options, our expected share price volatility, risk-free interest rates, and expected dividends, which are estimated as follows:

•	Fair value of our ordinary shares. Because our shares are not publicly traded, we must estimate the fair value of ordinary shares, as discussed in “—Ordinary Share Valuations” below.

•	Expected term. The expected term represents the period that our share-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the ordinary share option awards granted, we have based our expected term on the simplified method, which represents the average period from vesting to the expiration of the award.

•

Expected volatility.    As we do not have a trading history for our ordinary shares, the expected share price volatility for our ordinary shares was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the ordinary share option grants. We did not rely on implied volatilities of traded options in our industry peers’ shares because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own ordinary share price becomes available.

•	Risk-free rate. The risk-free interest rate is based on the yields of France Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,		As of June 30, 2013
	2011	2012
Volatility	52.9%–57.8%	50.2%–52.5%	49.64%–50.1%
Risk-free interest rate	2.62%–3.76%	2.20%–3.16%	1.80%–2.27%
Expected life (in years)	8 years	8 years	8 years
Dividend yield	—%	—%	—%

Ordinary Share Valuations

The fair value of the ordinary shares underlying our share options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our ordinary shares underlying those options on the date of grant. The valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model were based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our ordinary shares as of the date of each option grant, including the following factors:

•	Contemporaneous third-party valuations performed at periodic intervals by a valuation firm conducted as of September 12, 2012, December 31, 2012 and April 15, 2013;

•	the prices, rights, preferences and privileges of our preferred shares relative to the ordinary shares;

•	the purchases of preferred shares by venture capital firms;

•	our operating and financial performance and forecast;

•	current business conditions;

•	significant new client wins;

•	our stage of development;

•	the likelihood of achieving a liquidity event for the ordinary shares underlying these share options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our ordinary shares;

•	the market performance of comparable publicly-traded technology companies; and

•	U.S. and global capital market conditions.

In order to determine the fair value of our ordinary shares underlying option grants, we considered contemporaneous valuations of our shares from a third-party valuation firm that provided us with their estimate of our business enterprise value.

September 2012 Valuation.    With respect to our September 2012 valuation, our board of directors determined the best approach to determine the fair value of our share options was to use a market approach to determine our business enterprise value and the probability-weighted expected return model, or PWERM, to allocate the business enterprise value to each element of our capital structure (preferred shares, ordinary shares, warrants and options). The market-based approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of technology companies. Future and present values for the ordinary shares were calculated taking into consideration the preferred share liquidation and conversion rights. PWERM models potential future liquidity events and applies probabilities to each scenario. These future liquidity events are then discounted to present value and, after applying the relevant probability for each potential event, result in a probability-weighted equity value of the company.

A database of publicly-traded companies was screened to determine a broad industry sector and potential peer-group companies. This initial screen selected companies that primarily operated in the information technology software industry and that (1) traded on one of the major U.S. stock exchanges and (2) with one exception, traded at a common per share value of greater than one dollar. From this industry sector list, comparable companies were selected based on several factors, including business description, business model, primary industry and revenue growth. More specifically, the comparable company selection focused on companies that provide advertising, marketing and media-based software solutions. Furthermore, companies with historical and projected revenue growth generally comparable to ours were selected. Additionally, a selection of technology companies that undertook IPOs between April 2009 and June 2012 was partially relied upon in determining appropriate multiples in the initial public offering, or IPO, scenario of the PWERM described more fully below. Where relevant, the comparable company group was held constant in determining per share value for all equity classes.

Our board of directors considered several significant factors in determining the fair market value of our ordinary shares at October 25, 2012 grant date. The U.S. economy and financial markets showed some weakness during the third quarter of 2012; however, we continued to see strength in our business. Total revenue increased from €35.0 million for the three months ended September 30, 2011 to €72.1 million for the three months ended September 30, 2012. We performed the PWERM allocation methodology to value our ordinary shares as of September 15, 2012. Management’s estimates of the probability of each scenario were (1) 30% for an IPO at the high end of the price range, (2) 30% for an IPO at the mid point of the price range, (3) 30% for a strategic merger or sale at a high end of the price range, (4) 5% for a strategic merger or sale at the mid point of the price range, and (5) 5% for a strategic merger or sale at a low end of the price range. We determined the enterprise value under the market approach using the financial information of companies in our peer group with a discount for lack of marketability of 20%. The discount rate was based on several company-specific and general economic factors. Based on these factors, the PWERM analysis resulted in an estimated fair market value of our ordinary shares of €2.57 per share. Based on this valuation and other factors described above, our board of directors on October 25, 2012 granted options and warrants to purchase an aggregate of 1,259,284 shares of ordinary shares with an exercise price of €3.31 per share.

December 2012 valuation.    With respect to our December 2012 valuation, our board of directors determined the best approach to determine the fair value of our share options was to consider both income and market approaches to determine our business enterprise value and then an option-based valuation model to allocate the business enterprise value to each element of our capital structure.

Income Approach

In application of the income approach, a discounted cash flow method was utilized to estimate the enterprise value based on the estimated present value of future net cash flows we are expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period. The present value was estimated using a discount rate, which accounts for the time value of money and the appropriate degree of risks inherent in the business. For this valuation, we prepared financial projections to be used in the income approach. The financial projections took into account our historical financial results of operations, our business experiences and our future expectations. We factored the risk associated with achieving our forecast into selecting the appropriate exit multiple and discount rate. There is inherent uncertainty in these estimates, as the assumptions we used were highly subjective and subject to change as a result of new operating data and economic and other conditions that impact our business.

Market Approach

We also considered a market approach in determining our business enterprise value, but ultimately determined to place full weight on the income approach. The market-based approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of technology companies. Future and present values for the ordinary shares were calculated taking into consideration the preferred share liquidation and conversion rights. A database of publicly-traded companies was screened to determine a broad industry sector and potential peer-group companies. This initial screen selected companies that primarily operated in the information technology software industry and that (1) traded on one of the major U.S. stock exchanges and (2) traded at a common per share value of greater than one dollar. From this industry sector list, comparable companies were selected based on several factors, including business description, business model, primary industry and revenue growth. More specifically, the comparable company selection focused on companies that provide advertising, marketing and media-based software solutions. Furthermore, companies with historical and projected revenue growth comparable to ours were selected.

Option Pricing Method

Our indicated business enterprise value at December 31, 2012 was allocated to the preferred shares, ordinary shares, warrants and options, using a binomial option pricing method. Estimates of the volatility of our ordinary shares were based on available information on the volatility of ordinary shares (i.e. common stock) of comparable, publicly traded companies.

The option-based valuation model treats ordinary and preferred shares as call options on the business enterprise value, with exercise prices based on the liquidation preferences of the preferred shares. Under this method, our ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference of our preferred shares at the time of the liquidity event. The characteristics of each class of shares, including the conversion ratio and any liquidation preference of the convertible preferred shares, determine the class of shares’ claim on the business enterprise value. Essentially, the rights of the ordinary shareholder are equivalent to a call option on any value above the preferred shareholders’ liquidation preferences. Thus, the ordinary shares can be valued by estimating the value of their portion of each of these call option rights.

Our board of directors considered several significant factors in determining the fair market value of our ordinary shares at February 7, 2012 and March 6, 2013 grant dates. The U.S. financial markets continued to show some weakness as well as volatility in late 2012 over concerns regarding global financial uncertainties and the U.S. elections and global geopolitical and economic uncertainty remained high; however, we continued to see strength in our business. Total revenue increased from €48.5 million for the three months ended December 31, 2011 to €86.6 million for the three months ended December 31, 2012. We considered both the income and market approaches to determine our business enterprise value and then a binomial option-based valuation model allocate the business enterprise value to each element of our capital structure to value our ordinary shares as of December 31, 2012. We determined the business enterprise value under the income approach using a discount rate of 14% and considered the market approach using the financial information of companies in our peer group and ultimately chose to place full weight under the income approach. We then used a binomial option pricing model that utilized a volatility of 50% based on comparable companies, a time to liquidity of 0.75 years, a risk free rate of 0.15 % based on the U.S. Treasury rate as of the valuation date, a probability of 80% for an IPO and a probability of 20% for a sale or merger, and a discount rate of 20%. We then arrived at a fair market value of €3.86 per share. Based on this valuation and other factors described herein, on February 7, 2013 and March 6, 2013, our board of directors granted options and warrants to purchase an aggregate of 917,900 ordinary shares with an exercise price of €3.86 per share.

March 2013 Valuation.    With respect to our March 2013 valuation, our board of directors determined the best approach to determine the fair value of our share options was to consider both income and market approaches to determine our business enterprise value and then an option-based valuation model to allocate the business enterprise value to each element of our capital structure.

Income Approach

In application of the income approach, a discounted cash flow method was utilized to estimate the enterprise value based on the estimated present value of future net cash flows we are expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period. The present value was estimated using a discount rate, which accounts for the time value of money and the appropriate degree of risks inherent in the business. For this valuation, we prepared financial projections to be used in the income approach. The financial projections took into account our historical financial results of operations, our business experiences and our future expectations. We factored the risk associated with achieving our forecast into selecting the appropriate exit multiple and discount rate. There is inherent uncertainty in these estimates, as the assumptions we used were highly subjective and subject to change as a result of new operating data and economic and other conditions that impact our business.

Market Approach

We also considered a market approach in determining our business enterprise value. The market-based approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of technology companies. Future and present values for the ordinary shares were calculated taking into consideration the preferred share liquidation and conversion rights. A database of publicly-traded companies was screened to determine a broad industry sector and potential peer-group companies. This initial screen selected companies that primarily operated in the information technology software industry and that (1) traded on one of the major U.S. stock exchanges and (2) traded at a common per share value of greater than one dollar. From this industry sector list, comparable companies were selected based on several factors, including business description, business model, primary industry and revenue growth. More specifically, the comparable company selection focused on companies that provide advertising, marketing and media-based software solutions. Furthermore, companies with historical and projected revenue growth comparable to ours were selected.

Option Pricing Method

Our indicated business enterprise value at March 31, 2013 was allocated to the preferred shares, ordinary shares, warrants and options, using an option pricing method. Estimates of the volatility of our ordinary shares were based on available information on the volatility of ordinary shares (i.e., common stock) of comparable, publicly traded companies.

The option-based valuation model treats ordinary and preferred shares as call options on the business enterprise value, with exercise prices based on the liquidation preferences of the preferred shares. Under this method, our ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference of our preferred shares at the time of the liquidity event. The characteristics of each class of shares, including the conversion ratio and any liquidation preference of the convertible preferred shares, determine the class of shares’ claim on the business enterprise value. Essentially, the rights of the ordinary shareholder are equivalent to a call option on any value above the preferred shareholders’ liquidation preferences. Thus, the ordinary shares can be valued by estimating the value of their portion of each of these call option rights.

April 2013 Valuation. Our board of directors considered several significant factors in determining the fair market value of our ordinary shares at the April 18, 2013 grant date. The

U.S. financial markets continued to show some weakness as well as volatility in late 2012 over concerns regarding global financial uncertainties and the U.S. elections and global geopolitical and economic uncertainty remained high; however, we continued to see strength in our business. Total revenue increased from €48.5 million for the three months ended December 31, 2011 to €86.6 million for the three months ended December 31, 2012. We considered both the income and market approaches to determine our business enterprise value and then an option-based valuation model allocate the business enterprise value to each element of our capital structure to value our ordinary shares as of March 31, 2013. We determined the business enterprise value under the income approach using a discount rate of 14% and considered the market approach using the financial information of companies in our peer group and ultimately chose to rely 50% on the income approach and 50% on the market approach. We then used a binomial option pricing model that utilized a volatility of 50% based on comparable companies, a time to liquidity ranging from 0.50 years to 1.75 years, risk free rates ranging from 0.09% to 0.22% based on the U.S. Treasury rate as of the valuation date, a probability of 80% for an IPO and a probability of 20% for a sale or merger, and discount rates ranging from 15% to 25%. We then arrived at a fair market value of €4.17 per share. Based on this valuation and other factors described herein, on April 18, 2013, our board of directors granted options and warrants to purchase 1,445,300 ordinary shares with an exercise price of €4.17 per share.

Qualitative and Quantitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation. Please see note 4 to our consolidated financial statements for further information on a historical basis with respect to certain of these risks.

Foreign Currency Exchange Risk

We have foreign currency risks related to our revenues and operating expenses denominated in currencies other than our functional currency, the euro, principally the U.S. dollar, the Japanese Yen, the British Pound and the Brazilian Real. Movements in foreign currencies in which we transact business will significantly affect future net earnings. For example, if the average value of the U.S. dollar had been 10% higher relative to the euro during 2012, our net income would have decreased by €1.5 million and if the average value of the British Pound had been 10% higher relative to the euro during 2012, our net income would have decreased by €0.3 million.

Interest Rate Risk

We maintain a short-term investment portfolio consisting mainly of highly liquid, short-term money market funds, which we consider to be cash equivalents. These investments earn interest at variable rates and, as a result, decreases in market interest rates would generally result in decreased interest income. A 1.0% decline in interest rates occurring January 1, 2013 and sustained through the year ended December 31, 2013, would not be material. We do not enter into investments for trading or speculative purposes.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements applicable to us, see note 2 to our consolidated financial statements beginning on page F-1.

BUSINESS

Overview

We are a global technology company that enables e-commerce companies and brands to leverage large volumes of granular data to efficiently and effectively attract, engage and convert their customers. We use our proprietary predictive software algorithms coupled with deep insights into expressed consumer intent and purchasing habits to price and deliver highly relevant and personalized internet and mobile display advertisements in real time. We partner with our clients to track activity on their websites and optimize our advertising placement decisions based on that activity and other data. Demonstrating the depth and scale of our data, in 2012 we observed over $200 billion in sales transactions on our clients’ websites in the twelve months ended June 30, 2013 whether or not a consumer saw or clicked on a Criteo advertisement. Based on this data and our other data assets, we delivered targeted advertisements that generated approximately 1.5 billion clicks over the same period. Based on these clicks, our clients generated over $6.5 billion in post-click sales. A post-click sale is defined as a purchase made by a user from one of our client’s websites during the 30 day period following a click by that user on an advertisement we delivered for that client. We believe post-click sales is a key performance indicator that our clients use to measure the effectiveness of our solution in driving sales and the return on their advertising spend with us. As of June 30, 2013, we had over 4,000 clients and in each of the last three years our client retention rate was approximately 90%.

Our solution is comprised of the Criteo Engine, our data assets, access to display advertising inventory, and our advertiser and publisher platforms. The Criteo Engine has been developed over the past eight years and consists of multiple machine learning algorithms—in particular, prediction and recommendation algorithms—and the proprietary global hardware and software infrastructure that enables our solution to operate in real time and at significant scale. The accuracy of the prediction and recommendation algorithms improves with every advertisement we deliver, as they incorporate new data, while continuing to learn from previous data.

Every day we are presented with billions of opportunities to connect individuals that are browsing the internet, whom we refer to as consumers or users, with relevant messaging from our clients. For each of these opportunities, our algorithms will have analyzed massive volumes of data to observe and predict user intent and deliver specific messaging and products that are likely to engage that particular user and result in a sale for our client. To deliver an advertisement with the right product to the right user, the Criteo Engine dynamically creates a customized advertisement for that user and ultimately determines the right price to pay for the internet impression where an advertisement can be served, which we refer to as an advertising impression. The Criteo Engine then buys the advertising impression and seamlessly delivers the advertisement. This entire process can be executed in under 150 milliseconds and can result in the delivery of up to 25,000 advertisements a second, which represents the scale and capacity of our solution.

Access to high quality data assets fuels the accuracy of our algorithms. These data assets include our clients’ sensitive and proprietary data, such as transaction activity on their websites; publisher-specific data, such as the performance of advertisements we previously delivered on a particular publisher’s website; third-party data, such as customer demographic and behavioral data derived from third-party cookies; as well as internally developed data that includes vast and proprietary knowledge we have extracted from having delivered and measured responses to over 500 billion advertising impressions. We obtain large volumes of expressed consumer purchase intent, browsing behavior and transaction data through integration with substantially all of our clients, which enables us to track users’ interactions with our clients’ websites at an individual product level. This deep access to highly granular information from our clients demonstrates the trust that our clients place in us. For example, for most of our clients, we typically have real-time access to the products or services a customer has viewed, researched or bought from them and we continuously receive updated information on approximately 700 million individual products or services, including pricing, images and descriptions. Our proprietary knowledge in extracting value from this data is the result of over eight years of extensive algorithmic-driven analysis, the ongoing refinement of this analysis and delivery of targeted advertisements. The combination of these data sets gives us powerful and actionable insights into consumer purchasing habits that we use to create the most relevant advertisements to drive engagement and ultimately sales for our clients.

We benefit from broad access to display advertising inventory through our direct relationships with over 6,000 publisher partners, as well as a leading presence on real-time-bidding display advertising exchanges. Many of our direct publisher partners have granted us preferred access to portions of their inventory as a result of our ability to effectively monetize that inventory. This preferred access means we are able to select and buy inventory on an impression by impression basis in real time that a publisher might otherwise only sell subject to minimum volume commitments. In addition, this preferred access means that we are able to buy inventory in some instances before a publisher makes that inventory available to others. Across both our direct publisher relationships and inventory purchasing done on advertising exchanges, we leverage the Criteo Engine’s ability to quickly and accurately value available advertising inventory as it becomes available to us, and utilize that information to bid for inventory on a programmatic, automated basis. Our ability to efficiently access and value inventory has enabled us to build a highly liquid marketplace for internet display advertising inventory, which in turn allows us to quickly find potential customers for our clients, before a potential customer’s purchase intent has diminished and to deliver effective advertisements to these users at the right price. We encourage publishers to provide us with access to their display advertising inventory by offering a technology platform through which they can tap into advertising budgets and manage their inventory.

We also offer e-commerce companies and brands an integrated technology platform that enables comprehensive internet display advertising campaign management and includes a unified and easy-to-use dashboard and a suite of software and services that automates most campaign processes. As a result, we reduce unnecessary complexity and cost associated with manual processes and multiple vendors, delivering efficiencies even as campaigns grow in size and complexity.

The accuracy and efficiency of the Criteo Engine enables us to charge our clients only when users engage with an advertisement we deliver, usually by clicking on it. In contrast, traditional display solutions typically charge clients when an advertisement is displayed, whether or not the advertisement is seen or clicked on by a user. We believe our pay-for-performance pricing model provides a clear link between the cost of an advertising campaign and its effectiveness in driving sales. As clients have embraced our solution, we have achieved significant growth since our inception and established a global footprint, including a significant presence in Europe, the United States, and Asia, where we have a strategic relationship with Yahoo! Japan, which gives us privileged access to its advertising inventory for delivering personalized display advertisements. Our clients include 3 Suisses, BonPrix, CDiscount, Expedia, Gmarket, Gumtree.com, Hankyu Kotsusha, Hokende, Hotels.com, La Redoute, Lenovo, Lotte, Macy’s, NetShoes, Nissen, Orange, Rakuten, Recruit, Sarenza, Staples, Tiger Direct and Zalando.

Our financial results include:

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revenue increased from €65.6 million in 2010 to €143.6 million in 2011 and €271.9 million in 2012 and from €113.1 million for the six months ended June 30, 2012 to €194.3 million for the six months ended June 30, 2013;

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revenue excluding traffic acquisition costs, which we refer to as revenue ex-TAC, which is a non-IFRS financial measure, increased from €29.8 million in 2010 to €64.5 million in 2011 and €114.1 million in 2012 and from €49.5 million for the six months ended June 30, 2012 to €77.3 million for the six months ended June 30, 2013;

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net income (loss) was €4.7 million in 2010, €6.1 million in 2011 and €0.8 million in 2012 and was €4.0 million for the six months ended June 30, 2012 and €(4.9) million for the six months ended June 30, 2013; and

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Adjusted EBITDA, which is a non-IFRS financial measure, was €9.0 million in 2010, €13.9 million in 2011 and €17.4 million in 2012 and was €8.6 million for the six months ended June 30, 2012 and €5.2 million for the six months ended June 30, 2013.

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Please see footnotes 4 and 6 to the table of the section of this prospectus titled “Selected Consolidated Financial and Other Data” for a reconciliation of revenue ex-TAC to revenue and Adjusted EBITDA to net income (loss), the most directly comparable financial measures calculated and presented in accordance with IFRS.

Please see the section of this prospectus titled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Highlights and Trends—Client Retention” for a definition of retention rate.

Recent Acquisition

As part of our strategy to build upon our market and technology leadership, on July 11, 2013, we acquired all of the shares of Ad-X Limited, or Ad-X, a mobile analytics and attribution technology company. Ad-X provides a solution for businesses to track and optimize mobile display advertising campaigns delivered to smartphones and tablets through mobile advertising networks and other marketing solutions. We believe the acquisition of Ad-X will enable us to leverage Ad-X’s complementary technology, personnel and client relationships to accelerate our mobile strategy. As of June 30, 2013, Ad-X had over 120 clients including Expedia and Priceline.com. We believe the addition of Ad-X technologies will enhance our solution offerings by expanding our mobile capabilities.

Industry Background

The ability to market to and acquire customers is a critical driver of success for businesses, often representing a very significant portion of their cost base. Business to consumer e-commerce was approximately a $1.0 trillion industry globally in 2012, growing at 16.7% per year from 2012 to 2017, according to International Data Corporation, or IDC. Penetration of smartphones and tablets has also driven rapid growth of mobile commerce, which represented $64.5 billion globally in 2012, and is expected to grow at 35.5% CAGR between 2012 and 2017 according to IDC. The internet and mobile devices are becoming increasingly important mediums for businesses to generate customer engagement and leads that ultimately result in sales, both online and offline. However, these mediums are also complex and fragmented, making it difficult and costly to engage and convert customers. Illustrating the difficulty of converting customers, 88% of online shoppers surveyed in February 2013 by comScore indicated they had from time to time placed items in a shopping cart and left a site without making a purchase. It is therefore important for businesses to develop and execute online and mobile marketing campaigns efficiently and effectively harnessing consumer intent, big data, technology, measurability, and the ability to target, at scale. According to ZenithOptimedia, marketers spent $88.6 billion on internet advertising in 2012, with this spend expected to grow at a compound annual growth rate of 14.3% through 2015.

There are two primary channels for customer engagement and conversion online – search and display. Search advertising, which places text-based advertisements alongside user query results, represents 48.8% of internet advertising spend and is expected to grow at a 12.2% compound annual growth rate from 2012 to 2015, according to ZenithOptimedia. Historically, search has been effective at capturing consumer intent and quickly delivering highly targeted advertisements based on query keywords, showing clearly measurable results through simple, pay-for-results pricing, and creating an automated and efficient marketplace for advertising inventory. These factors have made search an ideal “performance” medium enabling businesses to efficiently engage with potential customers and convert them into buyers. The consolidated nature of the search advertising marketplace has played a key role in enabling these benefits. In most geographies globally, there exists a single leading search advertising provider, who has advantages in creating a single, efficient marketplace for advertising inventory, and in aggregating data on user intent that can improve performance of advertising campaigns.

Internet display advertising involves placing images, video or advertisements that incorporate animation, sound and/or interactivity, which we refer to as rich media content, alongside website and application content. It accounts for 37.5% of the total internet advertising market. According to ZenithOptimedia, the global display advertising market totaled approximately $33.2 billion in 2012 and is projected to grow at 19.8% per year from 2012 to 2015. The display market is highly fragmented as compared to search and is growing at a rate faster than search, due in part to the rapid rise of social and mobile internet usage, as well as the continued proliferation of content across the internet. Through internet display advertising, businesses can deliver impactful advertisements integrating imagery, sound, motion and interactivity with the user. These attributes have led display advertising to be well suited to broad marketing objectives, including generating awareness and favorability for brands as opposed to the intent-driven performance objectives of search. Currently, internet display advertising faces a number of important challenges an efficient and effective intent-driven medium for customer engagement and conversion, including:

Difficult to Deliver Targeted, Relevant Ads.    Businesses strive for targeted, relevant advertisements to minimize wasted spend and maximize their chances of generating engagement, and ultimately a sale. Relevant advertisements are ones that target a specific audience with a message that matches that audience’s purchase intent or interest and that are delivered at the right moment. Achieving relevance, however, is particularly difficult because users are scattered across a multitude of online destinations and devices, and consumer purchase intent and interest can be hard to determine or change rapidly. Against this backdrop, traditional internet display advertising solutions have incorporated very limited audience targeting capabilities, and even more limited personalization. In addition, these solutions have generally not been effective in utilizing consumer intent as a signal for the delivery of advertisements. As a result, targeting and messaging have mainly been done at the contextual level, enabling the placement of generic advertisements alongside certain types of content (e.g., non-personalized automotive advertisements on sites related to cars), without incorporating purchase intent or interests. These traditional campaigns often lack relevance, and result in poor engagement.

Difficult to Deliver Performance at Scale.    While internet display advertising solutions may be able to meet or exceed engagement and conversion objectives for small budgets and limited pilots, many such solutions are unable to sustain that performance for larger campaigns or longer trials. This limited ability to scale performance is due in part to the highly fragmented nature of the internet display landscape, proliferation of data, and lack of robust technology. Therefore, the challenges described above are amplified for larger and more complex campaigns.

Inefficient Campaign Execution.    Deployment of internet display advertising campaigns can be inefficient and costly. Traditional solutions are often a combination of many point solutions, requiring businesses to connect and manage multiple intermediaries and complex elements of the advertising campaign execution process, including media planning, data analysis, targeting, creative assembly, media buying, optimization, advertisement serving and reporting. In addition, meaningful portions of campaign planning, execution and management remain a highly manual exercise.

Pricing Disconnected from Performance.    Internet display advertising inventory has historically been sold on a cost per impression, or CPM, basis, meaning that a business is charged each time an advertisement is displayed, whether or not a user interacted with, viewed, or made a purchase based on, the advertisement. This makes it difficult for businesses to determine the true cost of an advertising campaign and evaluate the relationship of that cost to the effectiveness of the campaign in driving engagement and sales. There are a few different pricing models generally available in the internet advertising market, including the traditional CPM priced model, as well as cost-per-click priced model, or CPC, where an advertiser is charged when a user clicks on the advertisement, cost-per-action priced model, where an advertiser is charged when a user takes a specific action which may be completing a form or making a purchase, and hybrid pricing models, which reflects a combination of one or more of these models. While the search segment of the internet advertising market is generally priced on a CPC model, we believe the internet display advertisement segment of the internet advertising market is generally priced on a CPM basis.

We believe internet display advertising is now at a critical inflection point where the potential for it to be both a brand building medium and a more effective engagement and conversion medium is finally being realized. This market transformation is being driven by powerful technology trends including:

Big Data.    According to IDC, from 2005 to 2020, the digital universe is estimated to grow by a factor of 300, from 130 exabytes to 40,000 exabytes, or 40 trillion gigabytes. From now until 2020, the digital universe is expected to double every two years. The large and diverse data sets that make up this digital information are often referred to as big data and are generally categorized into business application data, human-generated content and machine data. New computational approaches and the ever-falling costs of computing power now enable technology companies to process and draw insights from this data using machine learning approaches. These insights can be used to optimize display advertising campaigns in ways that were not previously possible.

Real Time, Automated Buying.    Technologies for more automated and efficient buying and selling of display advertising are gaining traction with both advertisers and publishers. Real-time,

automated buying platforms and bidding exchanges provide advertisers with dynamic, targeted and efficient ways to access the right inventory, and help publishers to maximize the value of their advertising inventory. These technologies have been gaining significant traction and growth is accelerating. For example, real-time bidding-based advertising spend in the United States is expected to grow from $2.2 billion in 2012 to $8.9 billion in 2016 according to IDC, representing a compound annual growth rate of 42%.

Benefits of Our Solution

We believe our solution is transforming the way that our clients use internet display advertising to drive sales, by making display advertising a more efficient and effective medium for engaging and converting potential customers for e-commerce companies and brands. Key benefits of our solution include:

Highly Relevant, Targeted Ads.    We are able to deliver an advertisement with the right product, to the right user, at the right price and at the right time. Based on observed or predicted user intent, we use the Criteo Engine to create a targeted and personalized internet display advertisement that addresses a user’s expressed intent while that intent likely remains strong. We also use the Criteo Engine to predict a user’s other likely interests and deliver a targeted and personalized internet display advertisement that matches those potential interests. This relevance is facilitated by data and access to inventory. We have direct relationships with our advertiser clients and publishers, through which we have extensive and valuable data assets. In addition, we have access to the leading real-time bidding, or RTB, exchanges and advertisement networks, as well as direct relationships with over 6,000 publishers, many of whom have granted us preferred access to portions of their inventory. This breadth and preferred access enable us to quickly find the right users on behalf of our clients before a user’s interest or purchase intent has changed, and to deliver our personalized advertisements. By dynamically matching what we believe to be a user’s intent or interest with a personalized advertisement, we are able to deliver more relevant and engaging advertisements to users, which are therefore more likely to lead to sales.

Compelling Performance at Scale.    As a result of the Criteo Engine and our broad access to inventory through our direct relationships with over 6,000 publisher partners and integration with the leading advertising exchanges and networks, we are able to deliver compelling and consistent performance for our clients even as the size and complexity of their advertising campaigns grow. Therefore, we believe that we have an industry-leading capability to deliver internet display advertisements within a given client’s campaign parameters and in doing so can more effectively help our clients reach their customers and drive sales.

Performance Driven Business Model.    We get paid only when a user engages with our advertisements, usually by clicking on them. This model is well proven in search advertising, and our clients value pay-for-performance pricing for providing a clear link between the cost of an advertising campaign and its effectiveness in driving sales for clients. In addition, as our algorithms, data, and technologies become ever more sophisticated over time, we increasingly are optimizing our solution not just to maximize clicks at a target cost per click, but to maximize post-click purchases at a target cost of sales. This has led most of our clients to set their budgets with us whereby their total spend with us is effectively constrained only by our ability to find enough relevant opportunities for them that achieve their specific return objectives.

Commitment to Privacy.    We are committed to and are proactive about consumer privacy. In 2009, we became one of the first companies to broadly include a link in the advertisements we deliver, which gives access to clear, detailed, and user-friendly information about personalized advertisements and the data practices associated with advertisements they receive. In addition, we provide consumers with an easy-to-use and easy-to-access mechanism to opt-out of receiving targeted advertisements we deliver or being tracked by us either for all campaigns or for a specific client. We believe that this consumer-centric approach to privacy empowers consumers to make better-informed decisions about our use of their data. We also actively encourage our advertiser clients and publishers to provide information to consumers about our collection and use of data relating to advertisements we deliver and track.

Highly Efficient Campaigns at Scale.    Our solution provides clients and their advertising agencies with a unified dashboard for media planning, campaign management and reporting. In addition, our platform automates most of the processes associated with executing a media campaign, such as creative assembly, real-time buying of inventory and campaign optimization, and billing. Using our platform, our clients are able to buy display advertising inventory in large volumes with real-time control over the prices they pay and the users they target. As a result, we reduce unnecessary complexity and cost associated with manual processes and multiple providers involved in display advertising campaign management. Further, we are able to continue to deliver these efficiencies even as advertising campaigns scale and become more complex.

Our Competitive Strengths

We believe we have established a strong leadership position in the global internet display advertising market, built upon a number of differentiating strengths that enable our clients to engage and convert customers in a cost-effective way regardless of campaign budget or complexity. We believe that the following competitive strengths will enable us to capture increasingly greater internet display advertising budgets.

Powerful and Scalable Technology.    Our solution is the result of over eight years of focused research and development and investment. It is supported by a flexible and scalable infrastructure, built in-house with seven data centers on three continents. Our team of over 256 product and engineering professionals is dedicated to developing and enhancing our platform. This platform operates at significant scale and is powered by machine learning algorithms whose accuracy and performance improve with each new piece of information about a user and the billions of advertising impressions we analyze daily.

Deep Data-Driven Understanding of Consumer Intent and Behavior.    For our machine-learning algorithms to function optimally, breadth and quality of data are critical. We have access to two types of differentiating high quality data: (1) valuable consumer purchase behavior data, including products that a consumer has recently looked at or purchased; and (2) our own operating data and insights, which we have accumulated through our experience in delivering over 500 billion internet display advertisements. Substantially all our clients grant us access to detailed consumer purchase behavior data through integration with their websites. We only use the data from each of our clients for the benefit of that specific client’s advertising campaigns and do not sell or otherwise share this data with other clients or third parties. The power of our solution compels our clients to share this valuable data with us, which they would otherwise not typically share. Our own operating data includes insights from user responses to each individual advertisement that we serve, which we use to continually improve our performance. The scale and breadth of our data is constantly growing as users interact with our clients and as we deliver more advertising impressions. For example, in 2012, we analyzed approximately 2.2 trillion ad impressions and delivered approximately 220 billion advertisements.

Deep Liquidity of Demand and Supply.    Over the course of multiple years, we have built an extensive network of relationships with our advertiser clients and publishers creating a highly liquid marketplace for internet display advertising inventory. We channel demand for advertising inventory from approximately 3,300 clients on our advertiser platform, representing a broad range of businesses. On the supply side, we have direct relationships with over 6,000 publisher partners and are also integrated with the leading advertising exchanges and networks. A dedicated team of 85 professionals is focused on building and maintaining our direct relationships with publishers, many of whom have granted us preferred access to portions of their internet display advertising inventory. This deep and liquid marketplace has enabled us to increase our reach and access to a quality supply of advertising inventory, driving our ability to quickly match an advertisement to a user before purchase intent has diminished, wherever that user may be online.

High-Quality Client Base.    As of June 30, 2013, we had more than 4,000 clients that used our solution in order to acquire, convert and retain their customers. These include some of the largest and most sophisticated e-commerce companies and brands in the world, including 3 Suisses, BonPrix, CDiscount, Expedia, Gmarket, Gumtree.com, Hankyu Kotsusha, Hokende, Hotels.com, La Redoute, Lenovo, Lotte, Macy’s, NetShoes, Nissen, Orange, Rakuten, Recruit, Sarenza, Staples, Tiger Direct and Zalando. These well-established relationships enable us to secure desirable publishers by delivering high-quality advertising content.

Extensive Global Presence.    We operate globally in 37 countries. In 2012, 46.3% of our revenue was derived from clients who conducted advertising campaigns with us in more than one national market. We have achieved this global presence by successfully replicating and scaling our business model in multiple different geographic markets. We efficiently conduct campaigns across multiple geographies by leveraging our global network of relationships. Large businesses are increasingly seeking comprehensive internet advertising solutions that are effective across geographic markets and we believe we are well positioned to serve them in nearly every market in which they seek to drive sales.

Data-Driven Virtuous Circle.    Our solution provides significant benefits to advertisers, publishers and users, which we believe creates a virtuous circle. As we attract more advertising budgets and publisher inventory and deliver advertisements, our data assets grow, enabling us to deliver even more precisely targeted and personalized advertisements and generate more sales for our clients. As our ability to generate sales improves, we believe more businesses will use our solution and increase their advertising spend with us. This, in turn, will enable us to increase advertising revenue for our publishers, further building our publisher network and enhancing our access to their advertising inventory. We expect this virtuous circle will continue to fuel our growth.

Our Growth Opportunities

Our goal is to be the leading platform through which e-commerce companies and brands across industries and geographies use online display advertising to drive customer engagement and conversion. The core elements of our growth strategy include:

Growing Our Mobile Business.    With the dramatic increase in smartphone and tablet usage, we see mobile advertising as an opportunity to significantly expand our inventory and reach as well as address the growing user audience and content consumption on mobile devices. We intend to leverage our existing technology and are also investing significant research and development resources to develop and expand our mobile solution. In the first quarter of 2013, we launched a mobile solution in Japan and we intend to continue to enhance this solution and expand it globally. This mobile solution involves delivery of display advertising to the web browsers of mobile devices. We also recently acquired Ad-X, a complementary mobile technology, that allows businesses to track, monitor and report on mobile display advertising campaign performance on mobile devices.

Continuing to Innovate and Invest in Technology and Data.    We intend to continue to make substantial investments in research and development to further increase the efficiency and effectiveness of our solution. In addition to improving our algorithms and underlying technology platform, we also intend to continue to develop ways of extracting greater value from the data we collect for the benefit of our clients. We believe these investments will enhance our value proposition for both existing and prospective clients and publisher partners.

Expanding Our Presence in Core Markets and Penetrating New Markets.    We operate globally in 37 countries. We believe significant opportunities remain for us to grow our business in geographic markets where we already operate, such as Europe, the United States and Japan. We also plan to leverage and grow our existing sales teams as we enter and expand operations in new geographic markets, such as the Asia-Pacific region and Eastern Europe. We have a strong track record of entering new markets successfully and rapidly achieving commercial traction.

Capturing Broader Advertising Budgets.    To date, a majority of our revenue has been derived from delivering advertisements to users who have expressed intent in one of our clients’ products or services, with the objective of driving a sale based on that intent. We are beginning to leverage the Criteo Engine, data assets and proprietary knowledge to help businesses achieve longer term business objectives, such as customer retention, brand awareness and preference shift, in order to drive sustained sales growth over time. We intend to continue to market our solution to businesses for use across this spectrum of business objectives and access a larger portion of the $33.2 billion global internet display advertising market.

Expanding Selectively into Other Verticals.    Historically, we have pursued a growth strategy focused mainly on three verticals: retail, travel and classifieds. We believe our solution is also appropriate for a broad spectrum of businesses in other industries, including automotive, telecommunications, consumer goods and finance. We intend to pursue each new vertical with the same focused approach that has yielded success for existing verticals, including by deploying sales professionals with relevant industry experience to pursue opportunities in those industries.

Our Solution

Our technology solution enables e-commerce companies and brands to efficiently and effectively engage and convert customers. Our solution is comprised of the Criteo Engine, data assets, our advertiser and publisher platforms and access to display advertising inventory.

How It Works

When we sign a new client, we require the client to place software code on their website to enable us to gather and import data regarding consumer behavior on that website, such as which products or services each visitor to the website has viewed. Using our prediction algorithms and the data collected, we build models to help us predict the potential likelihood a user will engage with the advertisements we display, typically by clicking. Using our recommendation algorithms, we also build models to identify other products or services of our clients that our algorithms indicate the user could be interested in.

Each day, we are presented with billions of opportunities to deliver an advertisement to users when advertising impressions become available to us. For each impression that becomes available to us, we have real-time software and hardware systems that apply our models to recommend specific products or services most likely to result in a purchase by the user and to predict the likelihood of that user engaging with an advertisement containing these products or services. This calculation is done for each of our clients whose website the user has previously visited, taking into account specific products or services viewed. Based on the recommendations and predicted likelihood of engagement, the Criteo Engine is designed to determine the most appropriate advertisement to show to the user, dynamically creates a custom advertisement and determines what price to pay for the advertising impression. If we are able to acquire the advertising impression for less than this price, we display the advertisement. This entire process can be executed in under 150 milliseconds and can result in the delivery of up to 25,000 advertisements a second, which represents the scale and capacity of our solution. However, the rate of the process and the number of advertisements delivered can vary on a second-by-second and day-to-day basis based on a number of potential factors, such as client demand, time of day and season. The results of the campaign, such as whether the user clicked on the advertisement or made a purchase, are fed back into the Criteo Engine each time we display an advertisement in order to improve the accuracy of its predictions and recommendations.

Criteo Engine

The Criteo Engine leverages the vast and high-quality data assets developed through our extensive relationships with thousands of e-commerce companies, brands and publishers, as well as our significant operational history to deliver the right advertisement to the right user at the right time.

The core of our solution involves solving highly complex problems in a dynamic environment. This involves:

•	determining a user’s engagement with display advertisements, which is a relatively rare event that requires a large sample size of relevant data to accurately predict;

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obtaining a large sample size of relevant data, which is difficult, in particular where the most relevant data points are also the most sparse—for example, very recent data on specific product interest; and

•	building powerful, scalable and flexible systems that operate both accurately and quickly, between the time a user navigates to a page and an advertisement is delivered.

We solve this complex problem on a very large scale through:

•	analyzing 230 terabytes of data daily (representing 2 petabytes of raw uncompressed data);

•	serving over 1.0 billion impressions per day;

•	running hundreds of A/B tests and ad-hoc data mining requests each year;

•	refreshing the data pushed to the Criteo Engine on an hourly basis; and

•	refreshing the prediction models used by the Criteo Engine on a daily basis.

The Criteo Engine consists of:

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Prediction algorithms.    These algorithms predict the probability and nature of a user’s engagement with a given advertisement, for example in the form of clicks, conversions, basket-value, or even specific product categories purchased. This predicted engagement incorporates data from our advertiser clients, publishers and third-party sources, including user intent, who the client is, the products offered by the client, as well as data on the creative content of the advertisement, context in which the advertisement is viewed, demographic, behavioral and other data. We also incorporate an increasing number of variables resulting in millions of parameters used in these algorithms. Together with our recommendation algorithms, the prediction algorithms allow us to determine the most appropriate price to pay for an advertising impression based on predicted engagement, and what a client is willing to pay for that engagement.

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Recommendation algorithms.    These algorithms dynamically create and tailor advertisements to specific user interest by modifying the advertisement’s creative content and presentation (including, for example, style of the advertisement, colors displayed, text used and formatting) and determining the specific products and services to include in the advertisement. These products and services may be ones that a user has already been exposed to, or that the algorithms predict the user could be interested in. For example, in July 2013, 27% of the products sold to consumers to whom we displayed our advertisements were products that such consumers saw on our advertisements and had not otherwise viewed on the applicable client’s website in the 30 days prior to purchase.

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Software systems and processes.    Our algorithms are supported by robust software infrastructure that allows them and our solution to operate seamlessly at scale. The architecture and processing capabilities of this technology have been designed to match the massive computational demands and complexity of the algorithms. This technology enables data synchronization, storage and analysis across a large-scale distributed computing infrastructure in multiple geographies, as well as fast data collection and retrieval using multi-layered caching infrastructure.

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Bidding engine.    Our bidding engine executes campaigns based on certain objectives set by the clients (for example, cost per click limits and number of sales). After a bid is placed and won, the Criteo Engine assembles and delivers individualized advertisements and provides campaign reporting, all in real time.

•	Dynamic creative optimization. Based on the results of our algorithms, the Criteo Engine automatically assembles customized advertising content on an impression-by-impression basis in real time.

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Experimentation platform.    This offline platform is used to improve the prediction abilities of our models, by measuring the correlation of specific parameters with user engagement, usually clicks. A dedicated team is constantly testing new types and sources of data to determine whether they help to diminish the gap between predicted engagement and actual observed engagement over the course of live campaigns.

Data Assets

The accuracy of our algorithms improves with both the increasing quantity and quality of data we obtain from our clients and publishers, as well as insights gained through our extensive operational history. Using cookies and similar tracking technologies, we collect information about the interaction of users with our advertisers’ and publishers’ websites (including, for example, information about the placement of advertisements and users’ shopping or other interactions with our clients’ websites or advertisements). The information we collect does not enable us to identify the particular user. We have access to large volumes of granular data from our clients, which carry consumer intent and are directly relevant to those clients’ campaigns. Our clients grant us access to this valuable data through direct integration with us, which requires our clients to place Criteo software code throughout their websites. This integration gives us privileged insight into users’ behavioral history at the product level for each client, representing a very high-quality data asset. We use a specific client’s data only for the benefit of that client.

In addition to client data, we seek to use as much information as possible about the context or intent of a given user to further refine our prediction accuracy. We collect this data either directly from our clients or through third-party data providers.

Advertiser and Publisher Platforms

We offer our clients an integrated technology platform that enables comprehensive campaign management and execution and includes a unified and easy-to-use dashboard and a suite of software and services that automates key campaign processes. As a result, we reduce unnecessary complexity and cost associated with manual processes and multiple vendors, delivering efficiencies even as campaigns grow in size and complexity.

Our comprehensive suite of services and software tools includes:

•	Unified dashboard to manage campaigns. This dashboard automates a number of campaign execution and management tasks. Key attributes of the dashboard include:

•	easy-to-use interface;

•	24/7 availability;

•	granular control, with the ability to specify product categories, and bid at the category level; and

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transparent and detailed report of key campaign metrics, such as CPCs, impressions served, eCPM (or effective cost per thousand impressions), post-click sales, which represent sales of all products or services from our client’s websites from users that made a purchase during the 30 day period following a click by that user on an advertisement we delivered for that client, and post-view sales which represent sales of all products or services from our client’s websites from users that made a purchase during the 30 day period following us delivering an advertisement to that user.

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Business intelligence.    We provide consultative services to our larger clients through a team of advisors that aid them in setting goals for, extracting insights from, and evaluating trends and performance of internet display advertising campaigns.

We also offer small- and medium-sized publishers direct access to advertisers by providing a comprehensive inventory management platform which we call our Publisher Marketplace, or PuMP, which allows us to access the inventory of these publishers, without directly managing that inventory. Through this platform, our small- and medium-sized publisher partners have access to:

•	an easy-to-use interface;

•	24/7 availability;

•	control to specify minimum prices for each publisher’s inventory; and

•	reporting that allows each publisher to monitor the amount of money they have made selling their inventory to us.

Access to Inventory

Through our relationships with the leading RTB internet display exchanges, and more than 6,000 publisher partners, including through PuMP, we provide extensive access to advertising inventory. In some cases, we have negotiated direct and privileged access with publishers, giving us the opportunity to purchase on an impression by impression basis and in real time: (1) inventory that a publisher might otherwise only sell subject to minimum volume commitments; and/or (2) particular advertising impressions before such impressions are made available to other potential buyers. For example, in Japan, we have entered into a strategic relationship with Yahoo! Japan, giving us privileged access to its advertising inventory for delivering personalized display advertisements. This marks the first time that Yahoo! Japan, one of Japan’s largest publishers, has allowed a third-party technology to monetize their inventory. Across both our direct publisher relationships and inventory purchasing done on advertising exchanges, we leverage the Criteo Engine’s ability to quickly and accurately value available advertising inventory, and utilize that information to bid for inventory on a programmatic, automated basis. Our ability to efficiently access and value inventory results in deep liquidity, allowing us to deliver effective advertisements at the right price for our clients and continue to do so as size and complexity of campaigns increases.

We purchase inventory from our direct publishers generally through insertion orders consistent with industry standard terms and conditions for the purchase of internet advertising inventory. Pursuant to such arrangements, we purchase impressions on a CPM-basis for users that Criteo recognizes on the publishers’ network. Such arrangements are cancellable upon short notice and without penalty.

Through the direct relationships we have with publishers, we take steps to determine that the publisher’s inventory meets the content requirements of our clients and us to ensure that their display advertisements are not shown in inappropriate content categories, such as adult or political content. With respect to our inventory purchased through RTB exchanges, we utilize third-party software to verify that the inventory where the advertisement placement is shown conforms to our advertising guidelines and the content expectations of our advertisers.

Infrastructure

Our ability to deliver our solution depends on our highly sophisticated global technology software and hardware infrastructure. Our global infrastructure includes over 3,000 servers and 160-node Hadoop clusters, providing a storage capacity exceeding six petabytes. Our global infrastructure is divided into three independent geographical zones in the Americas, in Europe, Middle East and Africa (or EMEA) and in Asia. In each of the zones, our services are delivered through data centers that support these zones. We generally rely on more than one data center in any given zone that are strategically placed within large zones to be close to our advertiser clients, publishers and users. This has the benefit of minimizing the impact of network latency within a particular zone, especially for time-constrained services such as RTB. In addition, we replicate data across multiple data centers to maximize availability and performance. We also generally seek to distribute workload across multiple locations in order to avoid overloads in our systems and increase reliability through redundancy.

Within each data center, computing power is provided by horizontal build-outs of commodity servers arranged in multiple, highly redundant pools. Some of these pools are dedicated to handling incoming traffic and delivering advertisements, including web servers, caches, and real-time database applications. Other pools are devoted to the data analytics involved in creating these advertisements. In particular, we use clusters using software specifically designed for processing large data sets, Hadoop, to run the offline data analysis which results are then fed back to refresh and improve our prediction and recommendation algorithms.

We use multiple layered security controls to protect the Criteo Engine and data assets, including hardware and software based access controls for our source code and production systems, segregated networks for different components of our production systems and centralized production systems management.

Our Clients

Our client base consists primarily of companies in the online retail, classifieds and travel segments. These companies range from large, diversified e-commerce companies to many smaller regional companies. As of June 30, 2013, we had more than 4,000 advertiser clients, representing clients who had an advertising campaign that was live on any given day over a 12 trailing-month period. Over the first 11 months of 2012, over 76.2% of these relationships were held directly with the client. For a breakdown of our revenue by geographic region, please see note 5 to our Consolidated Financial Statements.

The following sets forth a list of representative clients:

3 Suisses

BonPrix

CDiscount

Expedia

Gmarket

Gumtree.com

Hankyu Kotsusha

Hokende

Hotels.com

La Redoute

Lenovo

Lotte

Macy’s

NetShoes

Nissen

Orange

Rakuten

Recruit

Sarenza

Staples

Tiger Direct

Zalando

The foregoing list is not intended to represent a comprehensive list of our client base. Our largest clients could change from period to period. We believe our business is not substantially dependent on any particular client. In 2010, 2011 and 2012, our largest client represented 6.3%, 5.4% and 5.2% of our revenue, respectively, and in 2012 our largest ten clients represented 17.4% of our revenue in the aggregate.

We define a client to be a unique party from whom we have received an insertion order and delivered an advertisement during the previous 12 months. We count specific brands or divisions within the same business as distinct clients so long as those entities have separately signed insertion orders with us. On the other hand, we count a client who runs campaigns in multiple geographies as a single client, even though multiple insertion orders may be involved. When the insertion order is with an advertising agency, we generally consider the client on whose behalf the advertising campaign is conducted as the “client” for purposes of this calculation. In the event a client has its advertising spend with us managed by multiple agencies, that client is counted as a single client.

We generally charge our clients on a CPC-basis, that is, only when a user clicks on an advertisement. We typically sell display advertisements to clients through insertion orders that are cancellable upon short notice and without penalty. For any given advertising campaign, the client has the ability to adjust its CPC above a determined floor price in real time during the campaign life by product category and user intent segment in the event the client wants to increase its spending on the given advertising campaign due to the success of the campaign.

Case Studies

Career Builder

Opportunity: CareerBuilder operates the largest online job site in the United States with over 24 million people visiting monthly to find new job opportunities and seek career advice. CareerBuilder’s marketing team has historically worked with a variety of advertising solutions, with a goal of achieving clearly defined return objectives – specifically, a target cost per job application submitted through the CareerBuilder websites.

Results: CareerBuilder ran a test campaign for three weeks with Criteo in March and April, 2012. In this test campaign, Criteo exceeded CareerBuilder’s return targets significantly, with a cost per application that was four times lower than requested. Following this successful test, CareerBuilder launched Criteo’s solution on eight additional CareerBuilder sites. Criteo has been able to continue to meet or exceed CareerBuilder’s cost per application goals even at significantly higher scale. According to CareerBuilder, Criteo’s solution has consistently delivered cost per application results competitive with those achieved using search advertising.

HSN

Opportunity: HSN, Inc. is a United States based interactive multi-channel retailer reaching consumers on TV, online and via mobile with a market capitalization of over $3 billion. HSN.com features many of the leading global brands across the health and beauty, jewelry, home and lifestyle, fashion and electronics categories. HSN seeks to use display advertising primarily for efficient customer acquisition, and looks for solutions that can maintain performance at scale.

Results: HSN began working with Criteo in November 2012. Criteo was able to drive sales in line with HSN’s return on advertising spend goals, while seamlessly scaling Criteo’s solution with HSN’s increasing marketing budget. According to HSN, Criteo is one of their most efficient display platforms for acquiring new customers.

Yahoo! JAPAN

Opportunity: Established as a joint venture between Softbank and Yahoo Inc., Yahoo! Japan is a leading internet destination website in Japan. In 2012, Yahoo! Japan announced a new strategy called “Only 1,” which focused on selecting best-in-class partners for Yahoo! Japan’s advertising activities and services. Based on this strategy, Yahoo! Japan selected Criteo as its exclusive performance display advertising partner.

Results: Criteo delivered over 2 billion advertisements in June 2013 on Yahoo! Japan, up from 500 million at launch in September 2012. Criteo’s display ads have performed significantly better than standard display ads shown on the Yahoo! Japan sites, with a click-through-rate that is thirty times higher than the average for other banners shown on Yahoo! Japan’s sites.

Zalando

Opportunity: Zalando GmbH, or Zalando, is a Berlin, Germany based online retailer offering a wide range of products, including shoes, clothes, accessories, sport items and home products. Zalando operates in 14 markets across Europe and seeks to drive efficient customer acquisition at a target cost-per-sale.

Results: Zalando began working with Criteo in 2010, initially only in Germany. Over time, Criteo has consistently delivered click through rates on Zalando campaigns that are four times to six times higher than those achieved by traditional internet display advertising solutions. As a result of this performance, Zalando expanded its relationship with Criteo to include all 14 European countries in which Zalando operates. In addition, Zalando has integrated a part of its customer relationship management system with Criteo’s advertising platform to provide valuable data such as real time site behavior, average basket value, customer lifetime value and return rates. Zalando has increased marketing spending with us by more than five times between 2010 and 2012.

Competition

We compete primarily in the market for internet display advertising. Our market is rapidly evolving, highly competitive, complex and fragmented. We face significant competition in this market, which we expect to intensify in the future. We currently compete with large, well-established companies, such as Amazon.com, Inc., eBay Inc., Google Inc., ValueClick, Inc. and Yahoo! Inc. as well as smaller, privately held companies. We believe the principal competitive factors in our industry include:

•	ability to deliver return on advertising spend at scale;

•	global reach;

•	client trust;

•	breadth and depth of publisher relationships;

•	comprehensiveness of products and solutions;

•	client service; and

•	ease of use.

We believe that we are well positioned with respect to all of these factors and expect to continue to grow and capture an increasing share of internet display advertising budgets globally.

Sales and Publisher Development

Client Sales and Support

We sell our solution directly to clients and their advertising agencies through a global sales team which is organized by geography, size of account and industry vertical. A number of our sales professionals are devoted to clients in specific industries, helping to ensure that our teams possess relevant industry knowledge and expertise. Supporting our sales team is our account strategist team, which helps maintain and grow the accounts of our existing clients. As of June 30, 2013, our sales and account strategists teams included 173 employees. We expect to continue to expand our sales and account strategist teams as we expand into new industry verticals and geographical markets.

Publisher Development

As of June 30, 2013, we had a team of over 90 dedicated professionals focused on establishing new relationships with publishers and managing our existing publisher relationships. Our premium publisher team focuses its efforts on establishing direct relationships with the largest publishers to obtain preferred access to high-quality advertising inventory. In addition, we have developed our own publisher marketplace, which we refer to as PuMP, in order to efficiently access and manage advertising inventory from small- to medium-sized publishers. We have a team of dedicated professionals in local markets in which we operate to expand the number of publishers that utilize PuMP. Finally, our global RTB team focuses on our developing and enhancing relationships with leading advertising exchanges.

Research and Development

We invest substantial resources in research and development to enhance our solution and technology infrastructure, develop new features, conduct and quality assurance testing and improve our core technology. Our engineering group is primarily located in research and development centers in Paris, France and Palo Alto, California. We expect to continue to expand capabilities of our technology in the future and to invest significantly in continued research and development efforts. We had 187 employees primarily engaged in research and development at June 30, 2013. Research and development expense totaled €2.4 million, €8.8 million and €14.3 million for 2010, 2011 and 2012, respectively, and €6.4 million and €13.2 million for the six months ended June 30, 2012 and 2013, respectively.

Intellectual Property

Our intellectual property rights are a key component of our success. We rely on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish, maintain and protect our proprietary rights. We generally require employees, consultants, clients, publishers, suppliers and partners to execute confidentiality agreements with us that restrict the disclosure of our intellectual property. We also generally require our employees and consultants to execute invention assignment agreements with us that protect our intellectual property rights.

Intellectual property laws, together with our efforts to protect our proprietary rights, provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. The laws of certain countries do not protect proprietary rights to the same extent as the laws of France and the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology. Further, agreements with our employees and consultants may be breached, and we may not have adequate remedies to redress any breach. Further, to the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Finally, our trade secrets may otherwise become known or be independently discovered by competitors and unauthorized parties may attempt to copy aspects of our solution or obtain and use information that we regard as proprietary.

As of June 30, 2013, we held one issued French patent, which expires in 2026, and one issued U.S. patent, which expires in 2028. We also own and use registered and unregistered trademarks on or in connection with our products and services in numerous jurisdictions. In addition, we have also registered numerous internet domain names.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the technology industry have extensive patent portfolios. From time to time, third parties, including certain of these leading companies, have asserted and may assert patent, copyright, trademark and other intellectual property rights against us, our advertiser clients or our publishers. Litigation and associated expenses may be necessary to enforce our proprietary rights.

Privacy, Data Protection and Content Control

Privacy and Data Protection

Privacy and data protection laws play a significant role in our business. In the United States, at both the state and federal level, there are laws that govern activities such as the collection and use of data by companies like us. Online advertising activities in the United States have primarily been subject to regulation by the Federal Trade Commission, or the FTC, which has regularly relied upon Section 5 of the Federal Trade Commission Act, or Section 5, to enforce against unfair and deceptive trade practices. Section 5 has been the primary regulatory tool used to enforce against alleged violations of consumer privacy interests. In addition, our solution reaches users throughout the world, including in Europe, Australia, Canada, South America and Asia. As a result, some of our activities may also be subject to the laws of foreign jurisdictions. In particular, European data protection laws can be more restrictive regarding the collection and use of data than those in U.S. jurisdictions. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

Additionally, U.S. and foreign governments have enacted, considered or are considering legislation or regulations that could significantly restrict industry participants’ ability to collect, augment, analyze, use and share anonymous data, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tools to track people online. The European Union, or EU, and some EU member states have already implemented legislation and regulations requiring websites to obtain specific types of notice and consent from individuals before using cookies or other technologies to track individuals and their online behavior and deliver targeted advertisements. It remains a possibility that additional legislation and regulations may be passed or otherwise issued in the future.

We also participate in industry self-regulatory programs, mainly initiated by Internet Advertising Bureau EU & US, Network Advertising Initiative and Digital Advertising Alliance, and under which, in addition to other compliance obligations, we provide consumers with notice about our use of cookies and our collection and use of data in connection with the delivery of targeted advertising and allow them to opt out from the use of data we collect for the delivery of targeted advertising. In an effort to harmonize the industry’s approach to internet-based advertising, these programs also facilitate a user’s ability to disable services of integrated providers but also educate users on the potential benefits of online advertising, including access to free content and display of more relevant advertisements to users. The rules and policies of the self-regulatory programs that we participate in are updated from time to time and may impose additional restrictions upon us in the future.

In 2009, we became one of the first companies to broadly include a link in the advertisements we deliver, which gives access to clear, detailed and user-friendly information describing why a user is seeing an advertisement, as well as prominently describing our service and data management practices. In addition, we provide users with an easy-to-use and easy-to-access mechanism to opt out of receiving advertisements we deliver or being tracked by us either for all campaigns or for a specific client or time period. We believe that this user-centric approach in addressing privacy matters empowers users to make informed decisions on the use of their data. We also actively encourage our clients to provide greater transparency and information about the collection and use of data.

Content Control

To protect against unlawful content (advertiser and publisher), we include restrictions on content in our terms and conditions. We also manually review the websites of new publisher partners and use third party software to screen impressions we acquire through advertising exchanges.

Government Regulation

We are subject to numerous domestic and foreign laws and regulations covering a wide variety of subject matters. New laws and regulations (or new interpretations of existing laws and regulations) may also impact our business. The costs of compliance with these laws and regulations are high and are likely to increase in the future and any failure on our part to comply with these laws may subject us to significant liabilities and other penalties.

In May 2012, the Commission Nationale de l’Informatique et des Libertés, or CNIL, the French data protection regulator, commenced an inquiry into our compliance with the French Data Protection laws. The inquiry is ongoing. The CNIL has visited our site, and requested and received various documents and information about our services and platform, most recently in February 2013. The CNIL’s decision has not been issued yet (and we currently do not know when it will be made available). The inquiry has focused on how we operate technically, how we use data, how long data is stored, and the placement and reading of cookies for advertising purposes (including whether informed consent is collected in a manner which complies with French data protection law). The CNIL may determine that we are not in compliance and may impose a fine and/or require us to take additional steps or amend our current processes and procedures to ensure compliance, or may have other concerns they wish to raise with us. An adverse decision from the CNIL or other regulators may adversely affect us.

Employees

As of June 30, 2013, we had 746 employees. Our employees employed by French entities are represented by labor unions or covered by collective bargaining agreements. Management considers labor relations to be good. At each date shown, we had the following employees, broken out by department and geography:

	At December 31,			At June 30,
	2010	2011	2012	2013

Function:
Research and development	44	80	132	187
Sales and operations	126	269	401	437
General and administration	27	60	96	122

Total	197	409	629	746

Geography:
Europe, Middle East, Africa	160	309	468	555
Asia	3	19	47	59
Americas	34	81	114	132

Total	197	409	629	746

Facilities

Our headquarters are located in Paris, France, in an approximately 11,000-square-meters facility, under a lease agreement expiring on June 15, 2021 and our principal executive office in the United States is located in New York City, New York in a 16,814 square-foot facility, under a lease agreement expiring in December 30, 2016. We have regional offices in London, Munich, Stockholm, Amsterdam, Milan, Sao Paolo, Palo Alto, New York, Boston, Chicago, Tokyo, Seoul, Sydney and Beijing. We believe that our current facilities are suitable and adequate to meet our current needs and for the foreseeable future.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Corporate History and Structure

We were organized in 2005 and began selling our solution in France in 2007 and expanded our business into other countries in Western Europe. In 2009, we then expanded our business into North America. As part of our geographic expansion goals, we initially entered the Asia-Pacific region in late 2010. As a result of our significant international operations, our revenue from outside of our home country France, accounted for 81.9% of our revenue for year ended December 31, 2012 and 85.7% for the six months ended June 30, 2013.

In August 2012, we entered into a strategic relationship with Yahoo! Japan, a leading provider of advertising inventory in Japan, which provides us with privileged access to their performance-based display inventory. In connection with this strategic relationship, Yahoo! Japan invested in our subsidiary, Criteo K.K. After that investment, we retain 66% ownership and Yahoo! Japan holds 34% ownership. The term of this strategic relationship is two years and renews automatically for one-year terms if neither party provides advance written notice of termination within a specified period of time. The strategic relationship may be terminated by either party for material breach and other customary events. Yahoo! Japan also has the right to require us to buy back its interest, and we have the right to require them to sell their interest, in Criteo K.K. under specified circumstances, such as a termination of the commercial relationship.

The following diagram illustrates our corporate structure:

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages, as of June 30, 2013:

Name	Age	Position(s)
Executive Officers:
Jean-Baptiste Rudelle	44	Chairman of the Board, Chief Executive Officer and Co-Founder
Benoit Fouilland	48	Chief Financial Officer
Greg Coleman	58	President of Criteo Corp.
Eric Eichmann	46	Chief Revenue Officer
Franck Le Ouay	35	Chief Scientist Officer and Co-Founder
Romain Niccoli	35	Chief Technology Officer and Co-Founder
Jonathan Wolf	38	Chief Product Officer
Antoine Mingalon	47	Chief Culture Officer
Non-Employee Directors:
Byron Deeter(3)(4)	39	Director
Marie Ekeland(2)(3)	37	Director
Dana Evan(1)(3)	53	Director
Benoist Grossmann(2)	53	Director
Hubert de Pesquidoux(1)	47	Director
Dominique Vidal(2)(3)(4)	48	Director
James Warner(1)(2)(4)	60	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nomination and corporate governance committee.
(4)	Member of the strategy committee.

Jean-Baptiste Rudelle, one of our founders, has served as our Chief Executive Officer and as a member of our board of directors since the creation of the company. From 1999 to 2004, he founded and was the Chief Executive Officer of K-Mobile, a mobile content provider, which was acquired by AG Interactive, Inc., the online division of American Greetings Corporation, in June 2004. Mr. Rudelle received a degree in Engineering from Ecole Supérieure d’Électricité (Supélec). The board of directors believes that Mr. Rudelle’s knowledge of us as one of our founders and his prior industry experience with technology companies allow him to make valuable contributions to the board of directors.

Benoit Fouilland has served as our Chief Financial Officer since March 2012. From September 2009 to March 2012, he served as Senior Vice President and Chief Financial Officer for the Europe, Middle East and Africa (EMEA) region of SAP AG, a multinational software corporation. From April 2008 to September 2009, Mr. Fouilland was the Chief Financial Officer of Business Objects S.A., an enterprise software company which was acquired by SAP AG in 2007. From January 2006 to April 2008, Mr. Fouilland was Group Vice President, Finance at Business Objects S.A. Mr. Fouilland received a Masters in Business Administration degree from INSEAD, a Diplôme d’Études Supérieures Spécialisées degree in Financial Audit from Université Paris Dauphine and a Business degree from the ESLSCA Graduate School of Business in Paris.

Greg Coleman has served as President of Criteo Corp., our wholly owned U.S. subsidiary, since April 2011. From September 2009 to March 2011, he served as President and Chief Revenue

Officer at TheHuffingtonPost.Com, Inc., a U.S. news website and content aggregator. From April 2001 to March 2008, Mr. Coleman served as Executive Vice President of Global Sales at Yahoo! Inc., a multinational internet corporation. Mr. Coleman received a Bachelor of Science in Business Administration degree from Georgetown University and attended the Masters of Business Administration program at New York University.

Eric Eichmann has served as our Chief Revenue Officer since March 2013. From September 2010 to December 2012, Mr. Eichmann was the Chief Operating Office of LivingSocial, Inc. and President of International at LivingSocial Limited. From September 2006 to August 2010, Mr. Eichmann served as Chief Operating Officer at Rosetta Stone Ltd. Mr. Eichmann received a Masters in Management degree from the Kellogg Graduate School of Management, Northwestern University and a Masters in Computer Engineering degree from the Swiss Federal Institute of Technology.

Franck Le Ouay, one of our founders, has served as our Chief Scientist Officer since March 2006. From January 2001 to October 2004, he served as a software engineer at Microsoft Corporation, a multinational software corporation. Mr. Le Ouay received a Masters in Mathematics degree from Mines Paris Tech, France.

Romain Niccoli, one of our founders, has served as our Chief Technology Officer since March 2006. From October 2000 to May 2005, he served as Lead Software Design Engineer at Microsoft Corporation. Mr. Niccoli received a Masters in Computer Science degree from Mines Paris Tech, France.

Jonathan Wolf has served as our Chief Product Officer since October 2012 and as our Chief Buying Officer from May 2009 to October 2012. From May 2005 to December 2008, Mr. Wolf served as Director and then Senior Director Corporate Development at Yahoo! Inc. Mr. Wolf received a Masters in Physics degree from Oxford University.

Antoine Mingalon has served as our Chief Culture Officer since May 2012. From September 2008 to May 2012, Mr. Mingalon was Senior Human Resources Vice President of the Renewable Energies Business Group at Areva SA, a multinational industrial conglomerate. From August 2005 to September 2008, Mr. Mingalon served as the Human Resources Director—Middle East and Africa at Bristol Myers Squibb Company, a global pharmaceutical company. Mr. Mingalon received a Masters in Human Resources Management degree from Institut de Gestion Sociale.

Byron Deeter has served as a member of our board of directors since April 2010. Mr. Deeter is a partner at Bessemer Venture Partners, a venture capital firm he joined in 2005. Prior to joining Bessemer Venture Partners, Mr. Deeter served as a director at International Business Machines Corporation from April 2004 to April 2005. Before that, Mr. Deeter held various positions in Trigo Technologies, Inc., including President and Chief Executive Officer, from January 2000 to November 2000, and Vice President, Business Development, from November 2000 to April 2004. Mr. Deeter is currently on the board of directors of Cornerstone OnDemand, Inc. and on the boards of directors of several private companies. Mr. Deeter received a Bachelor of Arts degree with honors in Political Economies of Industrial Societies from the University of California, Berkeley. The board of directors believes that Mr. Deeter’s experience in the venture capital industry and his years of business and leadership experience allow him to make valuable contributions to the board of directors.

Marie Ekeland has served as a member of our board of directors since July 2013. From March 2006 to July 2013 Ms. Ekeland served as the representative of Elaia Partners on our board of directors. Since September 2005, Ms. Ekeland has served as a Partner at Elaia Partners, a private equity firm. Ms. Ekeland received an Engineer’s degree in Mathematics and Computer Science from the University of Paris Dauphine and received a Masters in Economics degree from Paris School of Economics. The board of directors believes that Ms. Ekeland’s experience in working with entrepreneurial companies, and her particular familiarity with technology companies, allow her to make valuable contributions to the board of directors.

Dana Evan has served as a member of our board of directors since March 2013. Since July 2007, Ms. Evan has invested in and served on the boards of directors of companies in the internet, technology and media sectors. She currently serves on the board of directors of Fusion-io, Inc., a datacenter solutions company, and Proofpoint, Inc., a public security-as-a-service provider, as well as for several private companies in the technology sector. From 1996 until July 2007, Ms. Evan served as Chief Financial Officer of VeriSign, Inc., a provider of intelligent infrastructure services for the internet and telecommunications networks. Previously, Ms. Evan worked as a financial consultant in the capacity of Chief Financial Officer, Vice President of Finance or Corporate Controller over an eight-year period for various public and private companies and partnerships, including VeriSign, Inc., Delphi Bioventures, a venture capital firm, and Identix Incorporated, a multi-biometric technology company. Prior to serving as a financial consultant, Ms. Evan worked in a variety of positions at KPMG LLP. Ms. Evan is a certified public accountant (inactive) and received a Bachelor of Science degree in Commerce with a concentration in Accounting and Finance from Santa Clara University. The board of directors believes that Ms. Evan’s broad expertise in operations, strategy, accounting, financial management and investor relations at both publicly and privately held technology and internet companies allow her to make valuable contributions to the board of directors.

Benoist Grossmann has served as a member of our board of directors since July 2013. From March 2006 to July 2013, Mr. Grossmann served as the representative of Idinvest Partners on our board of directors. Since December 2002, Mr. Grossmann has been a Managing Partner at Idinvest Partners, a private equity firm. Prior to that, Mr. Grossmann worked 10 years as a laser specialist both at NASA Langley Research Center in Virginia and at Thales Optronic in Paris. Mr. Grossmann currently serves on the boards of directors of several private companies in the technology sector. Mr. Grossmann received a Ph.D. in Physics from the Université Paris VI and a Masters in Business Administration from the Institut d’Études Politiques de Paris. The board of directors believes that Mr. Grossmann’s investment and financial experience in technology companies allow him to make valuable contributions to the board of directors.

Hubert de Pesquidoux has served as a member of our board of directors since October 2012. Since October 2012, he has also served as an Executive Partner at Siris Capital, a private equity firm in the United States. Mr. de Pesquidoux currently serves as a member of the board of directors of Sequans Communications S.A., a semiconductor technology company, and Radisys Corporation, a wireless infrastructure company. From May 2011 to January 2012, Mr. de Pesquidoux served as the chairman of the board of Tekelec. From 1991 until December 2008, Mr. de Pesquidoux held various positions at the telecommunications company Alcatel-Lucent SA (and its predecessor, Alcatel S.A. and its affiliates), where he most recently served as Chief Financial Officer from November 2007 until December 2008 and President of the Enterprise Business Group from November 2006 until December 2008. Prior to those roles, he was a member of the Alcatel Executive Committee and President and Chief Executive Officer of Alcatel North America. Mr. de Pesquidoux received a Masters in Law from University of Nancy II, is a Graduate of Institut d’Études Politiques de Paris (Economics and Finance) and has a DESS in International Affairs from University of Paris Dauphine. The board of directors believes that

Mr. de Pesquidoux’s experience and knowledge in the high-tech Industry, as well as his broad financial expertise, allow him to make valuable contributions to the board of directors.

Dominique Vidal has served as a member of our board of directors since July 2013. From December 2007 to July 2013, Mr. Vidal served as the representative of Index Venture Associates IV Limited on our board of directors. Since September 2007, Mr. Vidal has served as a Partner of Index Venture Management LLP, a venture capital firm, and serves on the board of directors of several companies in the technology sector. Prior to joining Index Venture Management LLP, Mr. Vidal was the Managing Director of Yahoo! Europe from 2004 to 2007. Mr. Vidal received an Engineering degree from École Supérieure d’Electricité (Supélec). The board of directors believes that Mr. Vidal’s investment and operations experience, including in the internet display and advertising industries, allow him to make valuable contributions to the board of directors.

James Warner has served as a member of our board of directors since February 2013. Since January 2009, he has been a Principal of Third Floor Enterprises, an advisory firm specializing in digital marketing and media. From January 2000 until December 2008, Mr. Warner served in various leadership roles at aQuantive Inc., including as Executive Vice President at Razorfish Inc. (formerly Avenue A), which was acquired by Microsoft Corporation in August 2007. Mr. Warner received a Bachelors of Arts degree in American Studies from Yale University and a Masters in Business Administration from Harvard Business School. The board of directors believes that Mr. Warner’s experience in the consumer and digital marketing and media industries allows him to make valuable contributions to the board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

We currently have eight directors, all of whom were elected as directors under the board composition provisions of the shareholders agreement entered into by and among certain of our shareholders. This agreement will terminate upon the closing of this offering. Upon the termination of this agreement, there will be no further contractual obligations regarding the election of our directors.

Under French law and our amended and restated by-laws, or our By-laws, which will become effective upon completion of this offering, our board of directors must be composed of between three and 18 members. Within this limit, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our By-laws, our directors are elected for three year terms. In accordance with French law, our By-laws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board of directors resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the board of directors for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board of directors would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

The following table sets forth the names of our directors, the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Jean-Baptiste Rudelle	Chairman	2006	2016
Byron Deeter	Director	2010	2016
Marie Ekeland(1)	Director	2006	2016
Dana Evan	Director	2013	2015
Benoist Grossmann(2)	Director	2006	2016
Hubert de Pesquidoux	Director	2012	2015
Dominique Vidal(3)	Director	2007	2014
James Warner	Director	2013	2016

(1)	Served on the board of directors as representative of Elaia Partners until July 2013.
(2)	Served on the board of directors as representative of Idinvest Partners until July 2013.
(3)	Served on the board of directors as representative of Index Venture Associates IV Limited until July 2013.

In addition, French law requires that companies having at least 50 employees for a period of 12 months over the last three years set up a Comité d’Entreprise, or Works’ Council, composed of representatives elected from among the employees. Our Works’ Council was formed in May 2011. Two of these representatives, currently Laura Malnar and Sebastien Roblin, are entitled to attend all meetings of the board of directors and the shareholders, in an observer capacity. In addition, Matthew Krna is a board observer that is representative of SoftBank Princeville Investments.

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Messrs. Deeter, Grossmann, de Pesquidoux, Vidal and Warner and Mmes. Ekeland and Evan representing seven of our eight directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

Role of the Board in Risk Oversight

Our board of directors is primarily responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our board in this task. The audit committee also monitors our system of disclosure controls and procedures and internal control over financial reporting and reviews contingent financial liabilities. The audit committee, among other things, reviews and discusses with management reports regarding our enterprise risk management activities, including management’s assessment of our major risk exposures and the steps taken to monitor and manage those exposures.

While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

Corporate Governance Practices

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on Nasdaq, we will be subject to the Nasdaq corporate governance listing standards. However, the Nasdaq’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with certain exceptions. As a foreign private issuer, we are required to comply with Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting. In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of common stock be at least 33 1/3% of the outstanding shares of the Company’s common voting stock. Consistent with French Law, Criteo’s By-laws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months. See the section of this prospectus titled “Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares.”

Board Committees

The board of directors has established an audit committee, a compensation committee, a nomination and corporate governance committee and a strategy committee, each of which operates pursuant to a separate charter adopted by our board of directors. The composition and functioning of all of our committees will comply with all applicable requirements of the French commercial code, the Exchange Act, the exchange on which the ADSs are listed, and SEC rules and regulations.

In accordance with French law, committees of our board of directors will only have an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account non-binding recommendations of the relevant board committee.

Audit Committee.    Our audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Messrs. de Pesquidoux and Warner and Ms. Evan currently serve on our audit committee. Mr. de Pesquidoux is the chairman of our audit committee. Our board has determined that each member of our audit committee is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Mr. de Pesquidoux is an “audit committee financial expert” as defined by SEC rules and regulations and that Ms. Evan and Mr. Warner qualify as financially sophisticated under the applicable exchange listing rules. The principal duties and responsibilities of our audit committee include:

•

making recommendations on the appointment and retention of our independent registered public accounting firm to serve as independent auditor to audit our consolidated financial statements, overseeing the independent auditor’s work and advising on the determination of the independent auditor’s compensation;

•	reviewing in advance all audit services and non-audit services to be provided to us by our independent auditors;

•

recommending procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and discussing with management and our independent auditors the results of the annual audit;

•

conferring with management and our independent auditors about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices; and

•	overseeing regulatory compliance and related matters.

Compensation Committee.    Our compensation committee assists our board of directors in reviewing and making recommendations to our board of directors with respect to the compensation of our executive officers and directors. Messrs. Warner, Grossmann and Vidal and Ms. Ekeland currently serve on the compensation committee. Mr. Warner is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent within the meaning of the applicable exchange listing rules. The principal duties and responsibilities of our compensation committee include:

•	making recommendations to the board of directors (either as a committee or together with the other independent directors) regarding performance goals and objectives relevant to the compensation of our chief executive officer, assisting the board of directors in evaluating the performance of our chief executive officer in light of those goals and objectives, and recommending to the full board of directors for approval the chief executive officer’s compensation, including incentive-based and equity-based compensation, based on that evaluation;

•	making recommendations regarding the compensation of our senior management, as appropriate, including our executive officers;

•	making recommendations regarding compensation-related policies;

•	reviewing and discussing with management the compensation discussion and analysis and other compensation information that we may be required to include in SEC filings; and

•	preparing any reports of the compensation committee on executive compensation as may be required by the SEC to be included in reports we file with the SEC.

Nomination and Corporate Governance Committee.    Our nomination and corporate governance committee mainly assists our board of directors in overseeing all aspects of the company’s corporate governance functions and making recommendations to the board regarding corporate governance issues. Messrs. Deeter and Vidal and Mmes. Evan and Ekeland, currently serve on the nomination and corporate governance committee. Ms. Evan is the chairman of our nomination and corporate governance committee. The principal duties and responsibilities of our nomination and corporate governance committee include:

•	assessing the need for new directors and identifying individuals qualified to become directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	assessing individual director performance, participation and qualifications;

•	developing and recommending to the board of directors corporate governance principles;

•	making recommendations regarding director compensation; and

•	overseeing an annual evaluation of the board of directors’ performance.

Strategy Committee. Our strategy committee assists our board of directors in reviewing and assessing all matters relating to our financing plans and capital structure, annual capital expenditure budget, and the long-range financial and strategic business development plans. Messrs. Deeter, Vidal and Warner currently serve on the strategy committee. Mr. Vidal is the chairman of our strategy committee.

Code of Business Conduct and Ethics

We have a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. Following the completion of this offering, the Code of Conduct will be available on our website at www.criteo.com. The nomination and corporate governance committee of our board of directors will be responsible for overseeing the

Code of Conduct and will be required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation of Executive Officers and Directors

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2012, was €9.2 million. For the year ended December 31, 2012, €4,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers. For additional information regarding compensation paid to our named executive officers, which include our principal executive officer and the next two most highly compensated executive officers for 2012 who continue to serve as our executive officers, see the section of this prospectus titled “—2012 Summary Compensation Table.”

Director Compensation

Our independent directors who are not affiliated with one of our significant shareholders (i.e., Messrs. de Pesquidoux and Warner and Ms. Evan) are currently entitled to the following annual compensation for serving on the board of directors and each committee of the board of directors:

•	Attendance fees: €25,000 for six board meetings; and

•	Attendance fees for board committee chairperson: €15,000 for six committee meetings.

Additionally, upon joining the board of directors, the independent directors are currently offered the opportunity to purchase equity warrants entitling them to subscribe for 76,500 of our ordinary shares at their fair value as of the date of grant. These warrants vest according to the following schedule: one-third of the warrants vest upon the grant date and an additional one third vest on each of the first and second anniversary of the appointment date of the relevant director, subject to the directors’ continued service through the vesting date and no shares acquired upon exercise may be sold before the third anniversary of grant, except in case of a change of control.

Our other directors receive no compensation for their service as directors but are reimbursed for reasonable expenses incurred in connection with attending board and committee meetings.

Except as described in the section of this prospectus titled “Related-Party Transactions—Transactions with our Principal Shareholders—Shareholders’ Agreement” with respect to Mr. Rudelle, there are no arrangements or understandings between us and any of our directors providing for benefits upon termination of their service as our directors.

2012 Director Compensation Table

The following table sets forth information regarding the compensation earned by our directors who are not executive officers for service on our board of directors during the year ended December 31, 2012. Two of our current directors, Ms. Evan and Mr. Warner, joined our board of directors after December 31, 2012. Mr. Rudelle, our Chief Executive Officer and Chairman of the board of directors, is a director but does not receive any additional compensation for his services as a director. Mr. Fouilland, our Chief Financial Officer, was a director during the year ended December 31, 2012 but did not receive any additional compensation for his services as a director. See the section of this prospectus titled “—2012 Summary Compensation Table” for information regarding Mr. Rudelle’s and Mr. Fouilland’s compensation as executive officers.

Name	Fees Earned or Paid in Cash (€)	Warrants (€) (1)(2)	Total (€ )
Byron Deeter	—	—	—
Marie Ekeland	—	—	—
Benoist Grossmann	—	—	—
Hubert de Pesquidoux	12,500	131,070	143,570
Dominique Vidal	—	—	—

(1)

This column reflects the full grant date fair value for warrants granted during the year as measured pursuant to IFRS 2—Share-Based Payment as share-based compensation in our consolidated financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the director will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in note 8 to our consolidated financial statements included in this prospectus.

(2)	The table below shows the aggregate number of warrants outstanding for each of our non-employee directors as of December 31, 2012:

Name	Aggregate warrants outstanding (#)
Hubert de Pesquidoux	51,000	(a)

(a)

Warrants to purchase 17,000 ordinary shares are fully vested and currently exercisable; warrants to purchase 17,000 ordinary shares will become exercisable on October 25, 2013; and warrants to purchase the remaining 17,000 ordinary shares will become exercisable on October 25, 2014.

2012 Summary Compensation Table

The following table sets forth information regarding compensation earned during the year ended December 31, 2012 by our principal executive officer and the next two most highly compensated executive officers for 2012 who continue to serve as our executive officers. These individuals are referred to herein as our named executive officers.

Name and Principal Position	Salary (€ )		Bonus (€)	Option/ Warrant Awards (€)(1)	Non-Equity Incentive Plan Compensation (€)(2)		All Other Compensation (€)(3)		Total (€ )
Jean-Baptiste Rudelle	226,123	(4)	—	1,247,861	350,353	(5)	98,648	(6)	1,922,985
Chief Executive Officer and Co-Founder

Benoit Fouilland(7)	225,000		—	2,472,808	67,178		3,791		2,768,777
Chief Financial Officer

Jonathan Wolf	181,192	(8)	—	1,457,235	72,107	(8)	12,648	(8)	1,723,182
Chief Product Officer

(1)

This column reflects the full grant date fair value for options/warrants granted during the year as measured pursuant to IFRS 2—Share-Based Payment as share-based compensation in our consolidated financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the named executive officer will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in note 8 to our consolidated financial statements included in this prospectus.

(2)

Reflects bonus payments pursuant to our 2012 bonus plan, pursuant to which our executive officers are eligible to earn annual performance bonuses based on corporate and individual performance objectives in 2012. The target awards were calculated as an amount or a percentage of an executive officer’s base salary and varied by executive officer. The corporate component was gross margin and Adjusted EBITDA and the individual component was measured by individual performance objectives, each set by our compensation committee. The relative weightings between these objectives varied by executive officer. There was also an ability to receive cash for performance in excess of these objectives capped at 200% of the target award.

(3)	Includes private insurance for loss of employment, death and disability coverage, annual leave allowance in France and the United Kingdom and housing and expatriate allowances.

(4)	This amount includes £27,191 earned in British Pounds that is reported above in euros based on the exchange rate for £ to € as of December 31, 2012, which was 1.2326.

(5)	This amount includes £173,357 earned in British Pounds which is reported above in euros based on the exchange rate for £ to € as of December 31, 2012, which was 1.2326.

(6)	This amount includes $104,594 earned in U.S. Dollars but is reported above in euros based on the exchange rate for U.S. $ to € as of December 31, 2012.

(7)	Mr. Fouilland joined the Company in March 2012 and his cash compensation reflects a partial year of service.

(8)	This amount was earned in British Pounds but is reported above in euros based on the exchange rate for £ to € as of December 31, 2012, which was 1.2326.

Outstanding Equity Awards as of December 31, 2012

The following table provides information about outstanding share options/warrants held by each of our named executive officers at December 31, 2012. Our named executive officers did not hold any restricted (free) shares or other share awards as of December 31, 2012.

Name	Number of Securities Underlying Unexercised Options/ Warrants (#) Exercisable		Number of Securities Underlying Unexercised Options/ Warrants (#) Unexercisable		Option/ Warrant Exercise Price (€)	Option/ Warrant Expiration Date
Jean-Baptiste Rudelle	—		334,996	(1)	3.31	10/25/2022
	—		194,433	(2)	2.38	4/30/2022
	465,000	(3)	—		0.84	4/23/2020

Benoit Fouilland	—		1,242,617	(4)	2.38	3/20/2022

Jonathan Wolf	—		732,279	(5)	2.38	4/30/2022
	632,499	(6)	—		0.08	9/9/2019

(1)

This employee warrant was granted on October 25, 2012 and is exercisable for ordinary shares. 100% of the shares vest if a change in control occurs prior to or on March 31, 2014 or if an initial public offering of our ordinary shares is consummated prior to or on October 31, 2013. 60% of the shares vest if an initial public offering of our ordinary shares is consummated between November 1, 2013 and March 31, 2014 included.

(2)

This employee warrant was granted on April 30, 2012 and is exercisable for ordinary shares. 25% of the shares vested on April 30, 2013 with the remaining ordinary shares vesting in twelve equal quarterly installments thereafter, subject to the recipient’s continued employment with us.

(3)	This employee warrant was granted on April 23, 2010 and is exercisable for Series C preferred shares. 100% of the shares vested on April 23, 2010.

(4)

This employee warrant was granted on March 20, 2012 and is exercisable for ordinary shares. 25% of the shares vested on March 20, 2013 with the remaining ordinary shares vesting in twelve equal quarterly installments thereafter, subject to the recipient’s continued employment with us.

(5)

This share option was granted on April 30, 2012 and is exercisable for ordinary shares. 25% of the shares vested on April 30, 2013 with the remaining ordinary shares vesting in twelve equal quarterly installments thereafter, subject to the recipient’s continued employment with us.

(6)

This share option was granted on September 9, 2009 and is exercisable for ordinary shares. 1/3 of the shares vested on September 9, 2010 with the remaining ordinary shares vesting in eight equal quarterly installments thereafter, subject to the recipient’s continued employment with us.

Executive Compensation Arrangements

For a discussion of our employment agreements with our executive officers, see the section of this prospectus titled “Related-Party Transactions—Agreements with Our Directors and Executive Officers.” Except with respect to our Chief Financial Officer and the arrangements described in the section of this prospectus titled “Related-Party Transactions—Agreements with Our Directors and Executive Officers” with respect to Messrs. Rudelle, Le Ouay and Niccoli, there are no arrangements or understanding between us and any of our other executive officers providing for benefits upon termination of their employment, other than as required by applicable law.

Limitations on Liability and Indemnification Matters

Under French law, provisions of by-laws that limit the liability of directors are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the Company. Criminal liability cannot be indemnified under French law, whether directly by the Company or through liability insurance. However, in case one of our directors or officers is sued by a third-party and ultimately prevails in the litigation on all counts, but is nevertheless required to bear attorneys’ fees and costs that are not otherwise covered by insurance, we may reimburse those fees and costs pursuant to an indemnification arrangement with the director.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act of 1933, as amended, and we intend to enter into agreements with our directors and executive officers to provide contractual indemnification to bear attorneys’ fees and costs that are not otherwise covered by insurance for directors prevailing in a third-party action.

We believe that this insurance and these agreements are necessary to attract qualified directors and executive officers.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements. We believe that these insurance agreements are necessary to attract and retain talented and experienced directors and executive officers.

Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured against certain liabilities in their capacity as members of our board of directors.

Equity Incentives

We believe that our ability to grant incentive awards is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. Due to French corporate law and tax considerations, historically, we have granted several different equity incentive instruments to our directors, executive officers, employees and other service providers. These are:

•	employee share options (otherwise known as options de souscription d’actions, or OSA), granted to employees of subsidiaries of Criteo S.A.;

•	employee warrants (otherwise known as bons de souscription de parts de créateurs d’entreprise, or BSPCE), granted only to employees of Criteo S.A.;

•

non-employee warrants (otherwise known as bons de souscription d’actions, or BSA), historically typically granted only to non-employee directors and other service providers not eligible for either employee warrants or employee share options, but which may be issued to employees of Criteo S.A. or its subsidiaries; and

•	restricted (free) shares (otherwise known as actions gratuites).

Our board of directors’ authority to grant these equity incentive instruments and the aggregate amount authorized to be granted must be approved by a two-thirds majority of the votes held by our shareholders present, represented or voting by mail at the relevant extraordinary shareholders’ meeting. Once approved by our shareholders, our board of directors can continue to grant such awards for 18 months for employee warrants and non-employee warrants authorized by the shareholders and 38 months for employee share options and restricted (free) shares authorized by the shareholders, in each case from the date of the applicable shareholders’ approval, but the authority of our board of directors to grant equity incentives may not be extended or increased until the next shareholders’ meeting. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meeting. In addition, notwithstanding any shareholder authorization, under applicable law we will no longer be eligible to issue employee warrants following the completion of this offering.

Employee warrants, employee share options and non-employee warrants are usually granted under similar terms. They expire ten years after the date of grant if not exercised earlier according to their vesting schedule (see below). In general, employee warrants, employee share options and non-employee warrants no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants or share options.

As of June 30, 2013, employee warrants, employee share options and non-employee warrants allowing for the purchase of an aggregate of 19,221,071 ordinary shares and an aggregate of 902,796 Series C preferred shares, at a weighted average exercise price of €1.66 ($2.16) and €0.84 ($1.09) per share, respectively, were outstanding, of which employee warrants, employee share options and non-employee warrants to purchase an aggregate of 7,414,034 ordinary shares and 902,796 Series C preferred shares were held by our directors and executive officers. As of June 30, 2013, no rights to acquire restricted (free) shares were outstanding and all previously issued restricted (free) shares had fully vested.

We have not granted any equity incentive awards since June 30, 2013.

On August 2, 2013 our shareholders authorized our board of directors to issue awards covering up to 16,568,092 ordinary shares under our various equity incentive plans.

Share Options (OSA)

We grant share options to employees of subsidiaries of Criteo S.A. pursuant to our Stock Option Plans. Our current plan, the 2013 Stock Option Plan, or 2013 Plan, was adopted by our board of directors in July 2013 and approved by our shareholders at a meeting held on August 2, 2013. Our board of directors and shareholders have also previously adopted the 2012 Stock Option Plan, 2011 Stock Option Plan, the 2010 Stock Option Plan and the 2009 Stock Option Plan (collectively, the prior plans, and together with the 2013 Plan, the Stock Option Plans). The terms of the Stock Option Plans are substantially the same and, following this offering, new share option grants will only be made pursuant to the 2013 Plan.

Share options may be granted to any individual employed by the Company or by any affiliated company under the terms and conditions of an employment contract. Employee share options may also be granted to our chairman and general manager and to our deputy general managers.

The maximum number of our ordinary shares that may be issued pursuant to share options granted under the 2013 Plan is 16,568,092. In addition, under French law, the maximum number of shares issuable upon exercise of outstanding employee share options may not exceed one-third of the outstanding share capital on a non-diluted basis as at the date of grant. Share options may be granted under the 2013 Plan until October 2, 2016.

Pursuant to authorizations granted at our shareholders’ meetings, as of June 30, 2013, our board of directors had granted share options exercisable for an aggregate of 13,268,770 ordinary shares to our employees pursuant to our Stock Option Plans since 2009. As of June 30, 2013, 1,709,126 ordinary shares were purchased pursuant to the exercise of share options issued under our Stock Option Plans and options exercisable for an aggregate of 9,392,649 ordinary shares, at a weighted average exercise price of €1.61 ($2.09) per share, were outstanding, of which options exercisable for 4,654,419 ordinary shares are held by our executive officers.

Administration.    Our board of directors has the authority to administer the Stock Option Plans. Subject to the terms of the 2013 Plan, our board of directors determines recipients, dates of grant, exercise price of share options, the number of share options to be granted and the terms and conditions of the share options, including the period of their exercisability and their vesting schedule.

The board of directors has the authority to modify awards outstanding under our Stock Option Plans subject to the consent of the optionee if such modification is detrimental to him/her, including in particular the authority to extend the post-termination exercise period after the termination of the employment.

Share Options.    The 2013 Plan provides for the grant of incentive share options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and nonstatutory share options. These share options are granted pursuant to share option agreements adopted by the board of directors. The board of directors determines the exercise price for a share option, within the terms and conditions of the 2013 Plan, provided that the exercise price of a share option generally cannot be less than the fair market value of our ordinary shares on the date of grant. Options granted under the 2013 Plan vest at the rate specified by the board of directors.

Share options granted prior to November 2010 were generally granted subject to a three-year vesting schedule under which one-third (1/3) of the employee share options vest upon the first anniversary of grant and 1/12th at the expiration of each quarter thereafter, subject to continued service. Share options granted since November 2010 were generally granted subject to a four-year vesting schedule under which one-fourth (1/4) of the employee share options vest upon the first anniversary of grant and 1/16th at the expiration of each quarter thereafter subject to continued service.

The term of each share option is ten years from the date of grant or, in the case of death or disability of the optionee during such ten-year period, six months from the death or disability of the optionee in accordance with French law. Unless a longer period is specified in the notice of grant or otherwise resolved by the board of directors, a share option shall remain exercisable for one month following an optionee’s termination of continuous status with the Company. In the case of an incentive share option, such period cannot exceed three months following the optionee’s termination of continuous status with the Company. In the event that an optionee’s continuous status terminates as a result of the optionee’s disability, unless otherwise resolved by the board of directors, the optionee may exercise vested options at any time within six months from the date of such termination. In the event of the death of an optionee during the term of the options, unless otherwise resolved by the board of directors, the vested options may be exercised at any time within six months following the date of death, by the optionee’s estate or by a person who acquired the right to exercise the option by bequest or inheritance.

Share options are not transferable and may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by laws of descent or distribution and may be exercised, during the lifetime of the optionee, only by the optionee. In addition, shares issued upon exercise of options granted prior to September 28, 2012 to employees who are French tax residents may be subject, for tax purposes, to an additional holding period under the terms of the applicable stock option plan.

U.S. Tax Limitations on Incentive Share Options.    The aggregate fair market value, determined at the time of grant, of our ordinary shares issuable under incentive share options that are exercisable for the first time by an optionee during any calendar year under all of our Stock Option Plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as nonqualified share options. No incentive share option may be granted to any person who, at the time of the grant, owns or is deemed to own shares possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the shares subject to the option on the date of grant, and (2) the term of the incentive share option does not exceed five years from the date of grant.

Change in Control.    In the event of a change in control occurring after the first anniversary of the date of grant, each outstanding share option granted under the 2009 Plan will automatically accelerate in full. Further, in the event of a change in control at any time (whether prior to or after the first anniversary of grant), each outstanding share option granted under the 2010, 2011, 2012 and 2013 Plans will be assumed or an equivalent option or right substituted by the successor corporation. In the event that the successor corporation does not agree to assume or substitute for the outstanding share options, each share option that is not assumed or substituted for, will accelerate and become fully vested and exercisable prior to the consummation of the change in control at such time and on such conditions as the board of directors shall determine. In addition, if a share option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a change in control, the board of directors will notify the relevant optionee that his or her option will be fully vested and exercisable for a period of time and the share option will terminate upon the expiration of such period.

Under the Stock Option Plans, a change in control means (1) a merger of the Company with or into another corporation, other than another corporation, entity or person in which the holders of at least a majority of the voting rights and share capital of the Company outstanding immediately prior to such transaction continue to hold a majority of the total voting rights and share capital of the Company outstanding immediately after such transaction, (2) the sale or other form of transfer by one or several shareholders of the Company to any person or group of persons of a number of shares such that the transferees shall own a majority of the voting rights and share capital of the Company, or (3) the sale, lease or disposition, in a single transaction or in a series of related transactions, of all or substantially all of the assets of the Company other than to a subsidiary or entity controlled by the Company’s shareholders.

Amendment and Termination.    Our board of directors has the authority to amend, alter, suspend, or terminate our Stock Option Plans, provided that such action does not impair the rights of any optionee without such optionee’s consent. The Company shall obtain shareholder approval of any amendment to the extent necessary and desirable to comply with applicable laws.

Employee Warrants (BSPCE)

Employee warrants are granted only to employees of Criteo S.A. who are French tax residents as they carry favorable tax and social security treatment for French tax residents. Employee warrants may also be granted to our chairman and general manager and to our deputy general managers. Similar to share options, they entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. Employee warrants may only be issued by growth companies meeting certain criteria, which we will not meet following the completion of the offering. There is no legal limitation to the size of the employee warrant pool under French law.

Pursuant to delegations granted at our annual shareholders’ meeting, as of June 30, 2013, our board of directors has granted employee warrants exercisable, subject to vesting, for an aggregate of 10,827,510 ordinary shares and 902,796 Series C preferred shares since 2008. As of June 30, 2013, 890,462 ordinary shares were purchased upon exercise of employee warrants and employee warrants exercisable for an aggregate of 8,473,052 ordinary shares at a weighted average exercise price of €1.76 ($2.29) per share and for an aggregate of 902,796 Series C preferred shares, at a weighted average exercise price of €0.84 ($1.09) per share, were outstanding, of which employee warrants to purchase 2,420,915 ordinary shares and 902,796 Series C preferred shares are held by our eligible directors and executive officers.

Administration.    Pursuant to delegations granted at our annual shareholders’ meeting our board of directors determines the recipients, dates of grant and exercise price of employee warrants, the number of employee warrants to be granted and the terms and conditions of the employee warrants, including the period of their exercisability and their vesting schedule. The board of directors has the authority to extend the post-termination exercise period of employee warrants after the termination of the employment agreement.

Employee Warrants.    Our employee warrants granted prior to November 2010 were generally granted subject to a three-year vesting schedule under which one-third (1/3) of the employee warrants vest upon the first anniversary of grant and 1/12th at the expiration of each quarter thereafter, subject to continued service. Our employee warrants granted since November 2010 were generally granted subject to a four-year vesting schedule under which one-fourth (1/4) of the employee warrants vest upon the first anniversary of grant and 1/16th at the expiration of each quarter thereafter, subject to continued service. In each case, any warrant which is not exercised before the tenth anniversary of the date of grant will automatically lapse.

The term of each employee warrant is ten years from the date of grant or, in the case of death or disability of the beneficiary during such ten-year period, six months from the death or disability of the beneficiary in accordance with French law. Unless a longer period is specified in the notice of grant or otherwise resolved by the board of directors, an employee warrant shall remain exercisable for one month following a beneficiary’s termination of continuous status with the Company.

Employee warrants are not transferable and may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by laws of descent or distribution and may be exercised, during the lifetime of the beneficiary, only by the beneficiary.

Change in Control.    Employee warrants granted prior to March 2011 provide that in the event of a change in control, as defined in the relevant grant documents, occurring after the first anniversary of the date of grant, unvested warrants will automatically vest in full. Employee warrants granted since March 2011, other than the employee warrants vesting upon completion of this offering as described below, provide that unvested warrants will only accelerate in case of a change in control at any time (whether prior to or after the first anniversary of grant) if the acquirer or the successor corporation does not agree to assume or substitute equivalent rights for the outstanding employee warrants.

Initial Public Offering.    The employee warrants granted to the three founders of the Company in October 2012 for an aggregate of 644,224 ordinary shares will vest in full upon completion of this offering provided that the offering shall be completed on or before October 31, 2013.

Non-Employee Warrants (BSA)

Historically, non-employee warrants were typically granted by our board of directors to non-employee directors and other service providers not eligible for either employee warrants or employee share options. Following the completion of the offering these warrants may also be granted to employees of Criteo S.A. In addition to any exercise price payable by a holder upon the exercise of any non-employee warrant, non-employee warrants need to be subscribed for at a price at least equal to five percent (5%) of the exercise price of the underlying ordinary shares, which subscription price is meant to reflect at least the fair market value of the applicable warrants on the date of grant. There is no legal limitation to the size of the non-employee warrant pool.

Pursuant to delegations granted at our annual shareholders’ meeting, as of June 30, 2013, our board of directors has granted non-employee warrants exercisable for a total of 2,066,940 ordinary shares since 2008. As of June 30, 2013, 676,560 ordinary shares had been purchased upon exercise of such non-employee warrants and non-employee warrants exercisable for an aggregate of 1,355,370 ordinary shares, at a weighted average exercise price of €1.42 ($1.85) per share, were outstanding, of which 338,700 non-employee warrants are held by our executive officers and directors.

Administration.    Pursuant to delegations granted at our annual shareholders’ meeting our board of directors determines the recipients, dates of grant and exercise price of non-employee warrants, the number of non-employee warrants to be granted and the terms and conditions of the non-employee warrants, including the period of their exercisability and their vesting schedule. The board of directors has the authority to extend the post-termination exercise period of non-employee warrants after the end of the term of office.

Non-Employee Warrants.    Our non-employee warrants are generally granted subject to a vesting schedule providing for either: (1) 1/24th at the expiration of each month following the date of grant, subject to continued service, if granted to the advisory board members, or (2) 1/3 to be vested on the date of grant and 1/3 to vest each year following the date of appointment of the relevant director, if granted to the independent directors, in both cases subject to continued service. The term of non-employee warrants is ten years from the date of grant or, in the case of death or disability of the beneficiary during such ten-year period, six months from the death or disability of the beneficiary. Unless a longer period is specified in the notice of grant or otherwise resolved by the board of directors, a non-employee warrant shall remain exercisable for one month following a beneficiary’s termination of continuous status with the Company.

Non-employee warrants may be transferred to any person and may be exercised by their holder at any time subject to vesting.

Change in Control.    Most of our non-employee warrants provide that in the event of a change in control, as defined in the relevant grant documents, unvested warrants will automatically vest in full.

Initial Public Offering.    As of June 30, 2013, non-employee warrants exercisable for an aggregate of 635,250 ordinary shares will become immediately exercisable upon completion of this offering.

Restricted (free) shares

Under our 2013 Free Share Plan, we may grant restricted (free) shares to the employees of Criteo S.A. and its subsidiaries. Our current plan, the 2013 Free Share Plan, was adopted by our board of directors in July 2013 and approved by our shareholders at a meeting held on August 2, 2013.

Restricted (free) shares may be granted to any individual employed by us or by any affiliated company under the terms and conditions of an employment contract. Restricted free shares may also be granted to our Chairman, our general manager and to our deputy general managers. However no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant.

Share Reserve.    The maximum number of our ordinary shares that may be issued under the 2013 Free Share Plan is 16,568,092. In addition, under French law, the number of restricted (free) shares may not exceed 10% of the outstanding share capital on a non-diluted basis as at the date of grant. Restricted (free) shares may be granted under the 2013 Free Share Plan until October 1st, 2016.

As of June 30, 2013, no rights to acquire restricted (free) shares were outstanding and all previously issued restricted (free) shares had fully vested.

Administration.    Our board of directors has the authority to administer the 2013 Free Share Plan. Subject to the terms of the 2013 Free Share Plan, our board of directors determines recipients, dates of grant, the number of restricted (free) shares to be granted and the terms and conditions of the restricted (free) shares, including the length of their acquisition period (period starting on the date of grant during which the beneficiary holds a right to acquire shares for free but not any shares yet) and holding period (period starting at the end of the acquisition period when the shares are issued and definitively acquired and issued but may not be transferred) within the limit determined by the shareholders (in particular the acquisition period is at least two years from the date of grant and the holding period two years from the end of the acquisition period, it being specified that no holding period will be applicable to the beneficiaries for whom the acquisition period is at least 4 years).

The board of directors has the authority to modify awards outstanding under our 2013 Free Share Plan subject to the consent of the beneficiary if such modification is detrimental to him/her, including in particular the authority to release a beneficiary from the continued service condition during the acquisition period after the termination of the employment.

Free Shares.    The restricted (free) shares granted under the 2013 Free Share Plan will be definitively acquired at the end of the acquisition period as set by our board of directors (of a minimum of two years) subject to continued service during the acquisition period, except if the board releases a given beneficiary from this condition upon termination of his/her employment contract. At the end of the acquisition period, the beneficiary will be the owner of the shares. However during the holding period (as set by our board of directors with a minimum of two years except if the acquisition period is at least equal to four years) the shares may not be sold, transferred or pledged.

In the event of disability before the end of the acquisition period, the restricted (free) shares shall be definitively acquired by the beneficiary on the date of disability. For participants subject to tax in the US, the date of such disability shall be the date such disability is incurred and in all cases such shares shall be delivered by March 15th of the year following the year in which such disability is incurred. In the event the beneficiary dies during the acquisition period, the restricted (free) shares shall be definitively acquired at the date of the request of allocation made by his or her beneficiaries in the framework of the inheritance provided that such request is made within six (6) months from the date of death.

Amendment and Termination.    Our board of directors has the authority to amend, alter, suspend, or terminate our 2013 Free Share Plan, provided that such action does not impair the rights of any beneficiary without such beneficiary’s consent. The Company shall obtain shareholder approval of any amendment to the extent necessary and desirable to comply with applicable laws.

RELATED-PARTY TRANSACTIONS

Since January 1, 2010, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related-parties. Except as noted below, the following discussion does not give effect to the automatic conversion of our outstanding preferred shares into ordinary shares immediately prior to the completion of this offering.

Transactions with Our Principal Shareholders

Sales of Preferred Shares

Since January 1, 2010, we have sold shares of our preferred shares in a series of private placements as follows:

•	5,928,858 shares of our Series C preferred shares in April 2010 for an aggregate of €5.0 million at a purchase price of €0.84 per share; and

•	6,651,882 shares of our Series D preferred shares in September 2012 for an aggregate of €30.0 million at a purchase price of €4.51 per share.

In April 2010, in connection with the sale of our Series C preferred shares, 5,219,652 of our outstanding ordinary shares and 523,932 of our outstanding Series A preferred shares were converted into the same number of Series C preferred shares.

The following table summarizes the preferred shares acquired in connection with these private placements by our executive officers, directors and holders of more than five percent (5%) of our share capital since January 1, 2010.

Name of Shareholder	Number of Series C Preferred Shares Purchased (#)	Number of Series C Preferred Shares Converted (#)		Number of Series D Preferred Shares (#)	Aggregate Purchase Price (€)(8)
					(euros in thousands)
Bessemer Venture Partners Enforta Cooperatief UA(1)	2,687,298	3,299,451	(5)	221,729	€3,266
Entities affiliated with Index Venture Associates IV Limited(2)	1,563,942	1,920,201	(6)	—	1,314
Entities affiliated with Idinvest Partners(3)	1,677,618	—		—	1,409
Entities affiliated with Elaia Partners(4)	—	523,932	(7)	—	—

(1)

Byron Deeter, one of our directors, is a director of Deer VII & Co. Ltd, which is the general partner of Deer VII & Co. L.P., which is the general partner of Bessemer Venture Partners VII L.P., Bessemer Venture Partners VII Institutional L.P. and BVP VII Special Opportunity Fund L.P., together the BVP Funds. The BVP Funds own Bessemer Venture Partners Enforta Cooperatief UA, a Netherlands cooperative. See the section of this prospectus titled “Principal Shareholders” for more information regarding the holdings of Mr. Deeter and this entity.

(2)

Dominique Vidal, one of our directors, is a partner of Index Venture Management LLP. See the section of this prospectus titled “Principal Shareholders” for more information regarding the holdings of Mr. Vidal and these entities.

(3)

Benoist Grossmann, one of our directors, is a managing partner of Idinvest Partners, the management company of each of the following funds that acquired shares: Objectif Innovation Patrimonie 2 and Capital Croissance 2. See the section of this prospectus titled “Principal Shareholders” for more information regarding the holdings of Mr. Grossmann and these entities.

(4)

Marie Ekeland, one of our directors, is a partner of Elaia Partners, the company managing directly or through a delegation mandate the following funds that exchanged shares: Elaia Ventures, 123 Multinova Europe Compartiment Dynamique and

123 Multinova Europe Compartiment Equilibre. See the section of this prospectus titled “Principal Shareholders” for more information regarding the holdings of Ms. Ekeland and these entities.

(5)

In connection with the sale of our Series C preferred shares, Bessemer Venture Partners Enforta Cooperatief UA purchased 3,299,451 ordinary shares from certain of our shareholders and exchanged those shares for an equal number of our Series C preferred shares.

(6)

In connection with the sale of our Series C preferred shares, entities affiliated with Index Venture Associated IV Limited purchased 1,920,201 ordinary shares from certain of our shareholders and exchanged those shares for an equal number of our Series C preferred shares.

(7)

In connection with the sale of our Series C preferred shares, 523,932 Series A preferred shares held by entities affiliated with Elaia Partners were exchanged for an equal number of our Series C preferred shares.

(8)

Does not include amounts paid by Bessemer Venture Partners Enforta Cooperatief UA or entities affiliated with Index Venture Associated IV Limited to certain of our shareholders to acquire the ordinary shares exchanged for Series C preferred shares.

All outstanding preferred shares will be automatically converted into ordinary shares immediately prior to the completion of this offering.

Shareholders’ Agreement

We are a party to a shareholders’ agreement under which certain holders of our capital shares, including entities with whom certain of our directors are affiliated, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Messrs. Deeter, Grossmann and Vidal and Ms. Ekeland were elected to our board of directors pursuant to this shareholders’ agreement as representatives of our preferred shareholders. While none of our executive officers were appointed pursuant to the to this shareholders’ agreement, dismissal of any of Messrs. Rudelle, Le Ouay and Niccoli, our founders, requires consent of a majority of a specified group of shareholders and, in the case of Mr. Rudelle, compliance with a specified notice period. Our shareholders’ agreement also includes rights of first refusal, tag-along and drag-along rights, information rights and other shareholder arrangements. This agreement will terminate upon the closing of this offering. Upon the termination of this agreement, there will be no further contractual obligations regarding the election of our directors.

Registration Rights Agreement

On                     , 2013, we entered into a Registration Rights Agreement with the holders of our outstanding preferred shares. For a more detailed description of these registration rights, see the section of this prospectus titled “Description of Share Capital—Registration Rights.”

Agreements with Our Directors and Executive Officers

Founder Non-Compete Agreements

Each of Messrs. Rudelle, Le Ouay and Niccoli is party to a non-compete agreement under which each of them agreed not to engage in certain competitive activities during the one year period following the date of his termination of employment with us. Unless we elect to waive these restrictions within 15 days following the date of termination of employment, we will be required to make a lump sum payment of 50% of the applicable individual’s total gross compensation for the 12-month period preceding the date of his termination of employment within 30 days following the date of termination of employment.

Employment and Related Agreements

We have entered into employment agreements, offer letters and similar agreements with the following of our executive officers.

Benoit Fouilland

In November 2011, we entered into an employment agreement with Mr. Fouilland, our Chief Financial Officer, with an effective date as of March 1, 2012. Under the terms of his employment agreement, Mr. Fouilland is entitled to an annual base salary of €270,000 and is eligible to earn an annual target bonus of €80,000. Mr. Fouilland’s employment agreement provides for a payment equal to one year’s total compensation, including the bonus calculated based on the achievement of all objectives, in the event of termination of employment within a period of six months following a change of control, as defined in the agreement, either by way of a dismissal by the Company, except in case of gross negligence, or a resignation by Mr. Fouilland following a decrease of his compensation or responsibilities. In addition, Mr. Fouilland’s employment agreement includes restrictions on certain competitive activities during the one-year period following the date of his termination of employment subject to payment by us of monthly compensation equal to 33% of the monthly gross salary paid to Mr. Fouilland prior to his termination.

Greg Coleman

In April 2011, our wholly owned subsidiary Criteo Corp. entered into an at-will offer letter with Mr. Coleman, the President of Criteo Corp. Under the terms of his offer letter, Mr. Coleman is entitled to an annual base salary and certain share option grants. Mr. Coleman is also eligible to participate in our employee benefit plans and annual bonus plans.

Eric Eichmann

In March 2013, we entered into an employment agreement with Mr. Eichmann, our Chief Revenue Officer. Under the terms of his employment agreement, Mr. Eichmann is entitled to an annual base salary and certain share option grants. Mr. Eichmann is also eligible to participate in our employee benefit plans and annual bonus plans.

Franck Le Ouay

In March 2006, we entered into an employment agreement with Mr. Le Ouay, our Chief Scientist Officer. That employment agreement was suspended in August 2011 when our wholly owned subsidiary Criteo Corp. entered into an at-will employment agreement with Mr. Le Ouay. Under the terms of his employment agreement, Mr. Le Ouay is entitled to an annual base salary, a monthly stipend, an annual bonus determined by the board and to participate in our employee benefit plans. In addition, Mr. Le Ouay’s employment agreement includes a restriction on solicitation of our customers, clients, employees, consultants, contractors and representatives during his employment and for two years thereafter. In July 2013, we entered into an agreement with Mr. Le Ouay pursuant to which we paid Mr. Le Ouay €15,000 in respect of the transfer of certain IP related rights accruing under French law in respect of patentable inventions developed while employed by us.

Romain Niccoli

In March 2006, we entered into an employment agreement with Mr. Niccoli, our Chief Technology Officer. Under the terms of his employment agreement, Mr. Niccoli is entitled to an annual base salary. Mr. Niccoli’s employment agreement includes restrictions on certain competitive activities during the one-year period following the date of his termination of employment subject to payment by us of monthly compensation in the aggregate equal to no greater than one year of the annual gross salary paid to Mr. Niccoli prior to his termination. In July 2013, we entered into an agreement with Mr. Niccoli pursuant to which we paid Mr. Niccoli €15,000 in respect of the transfer of certain IP related rights accruing under French law in respect of patentable inventions developed while employed by us.

Jonathan Wolf

In May 2009, we entered into an employment agreement with Mr. Wolf, our Chief Product Officer. Under the terms of his employment agreement, Mr. Wolf was initially entitled to an annual base salary of £120,000 and was eligible to participate in an annual bonus program with an annual target bonus of £30,000. Mr. Wolf’s current annual base salary is £152,000 and he is eligible to participate in an annual bonus program with an annual target bonus of £61,000. As part of his employment agreement, Mr. Wolf agreed not to engage in certain competitive activities during the one year period following the date of his termination of employment with us. This agreement may be terminated by either party with three months’ prior written notice and may be terminated by us without notice for cause.

Antoine Mingalon

In February 2012, we entered into an employment agreement with Mr. Mingalon, our Chief Cultural Officer, with an effective date as of May 18, 2012. Under the terms of his employment agreement, Mr. Mingalon is entitled to an annual base salary. Mr. Mingalon’s employment agreement includes restrictions on certain competitive activities during the one-year period following the date of his termination of employment subject to payment by us of monthly compensation in the aggregate equal to no greater than one year of the annual gross salary paid to Mr. Mingalon prior to his termination.

Equity Awards

We have granted options and warrants to purchase ordinary shares to our directors and executive officers since January 1, 2010 as follows:

	Equity awards
	Grant Date	Type of Grant(1)	Number of Ordinary Shares Underlying Awards (#)		Number of Series C Shares Underlying Awards (#)		Exercise Price (€)	Expiration Date
Greg Coleman	4/7/2011	SO	1,950,000	(2)	—		0.28	4/7/2021
	4/7/2011	SO	450,000	(3)	—		0.28	4/7/2021
	11/16/2010	BSA	60,000	(4)	—		0.28	11/16/2020

Eric Eichmann	4/18/2013	SO	800,000	(6)	—		4.17	4/18/2023

Romain Niccoli	10/25/2012	BSPCE	154,614	(5)	—		3.31	10/25/2022
	4/30/2012	BSPCE	89,641	(6)	—		2.38	4/30/2022
	4/23/2010	BSPCE	—		218,898	(7)	0.84	4/23/2020

Franck Le Ouay	10/25/2012	BSPCE	154,614	(5)	—		3.31	10/25/2022
	4/30/2012	SO	89,641	(6)	—		2.38	4/30/2022
	4/23/2010	BSPCE	—		218,898	(7)	0.84	4/23/2020

Antoine Mingalon	5/22/2012	BSPCE	250,000	(6)	—		2.38	5/22/2022

Hubert de Pesquidoux	3/6/2013	BSA	25,500	(8)	—		3.86	3/6/2023
	10/25/2012	BSA	51,000	(8)	—		3.31	10/25/2022

James Warner	3/6/2013	BSA	25,500	(9)	—		3.86	3/6/2023
	2/7/2013	BSA	51,000	(9)	—		3.86	2/7/2023
	11/16/2010	BSA	60,000	(4)	—		0.28	11/16/2020

Dana Evan	3/6/2013	BSA	76,500	(10)	—		3.86	3/6/2023

(1)	BSPCE refers to employee warrants, SO refers to share options, and BSA refers to non-employee warrants.

(2)	25% of the shares vested on April 7, 2012 with the remaining ordinary shares vesting in twelve equal quarterly installments thereafter, subject to the recipient’s continued employment with us.

(3)	100% of the shares vested on September 30, 2012, as a result of our meeting specified financial targets.

(4)	1/24 of the shares vested at the expiration of each month since December 1, 2010, subject to the recipient’s continued service.

(5)

100% of the shares vest if a change in control occurs prior to or on March 31, 2014 or if an initial public offering of our ordinary shares is consummated prior to or on October 31, 2013. 60% of the shares vest if an initial public offering of our ordinary shares is consummated between November 1, 2013 and March 31, 2014 included.

(6)

25% of the shares vest twelve months from the date of grant with the remaining ordinary shares vesting in twelve equal quarterly installments thereafter, subject to the recipient’s continued employment with us.

(7)	100% of the shares vested on April 23, 2010.

(8)	1/3 of the shares vested on the date of grant, 1/3 of the shares will vest on October 25, 2013 and 1/3 of the shares will vest on October 25, 2014, subject to recipient’s continued service.

(9)	1/3 of the shares vested on the date of grant, 1/3 of the shares will vest on February 7, 2014 and 1/3 of the shares will vest on February 7, 2015, subject to recipient’s continued service.

(10)	1/3 of the shares vested on the date of grant, 1/3 of the shares will vest on March 6, 2014 and 1/3 of the shares will vest on March 6, 2015, subject to recipient’s continued service.

For information on our principal executive officer and the next two most highly compensated executive officers for 2012, see the section of this prospectus titled “Management—Compensation of Executive Officers and Directors—Outstanding Equity Awards as of December 31, 2012.”

Bonus Plans

Pursuant to our 2012 bonus plan, our executive officers are eligible to earn annual performance bonuses based on corporate and individual performance objectives in 2012. The target awards were calculated as an amount or a percentage of an executive officer’s base salary and varied by executive officer. The corporate component was gross margin and Adjusted EBITDA and the individual component was measured by individual performance objectives, each set by our compensation committee. The relative weightings between these objectives varied by executive officer. There was also an ability to receive cash for performance in excess of these objectives capped at 200% of the target award.

Pursuant to our 2013 bonus plan, our executive officers are eligible to earn annual performance bonuses based on corporate and functional performance objectives in 2013. The target awards are calculated as an amount or a percentage of an executive officer’s base salary and varied by executive officer. The corporate components are Revenue ex-TAC and Adjusted EBITDA and the functional component is measured by functional performance objectives, each set by our compensation committee. There is also an ability to receive cash for performance in excess of these objectives capped at 200% of the target award.

Indemnification Agreements

In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. See the section of this prospectus titled “Management—Limitations on Liability and Indemnification Matters.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Related-Party Transactions Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. Prior to the completion of this offering, we expect to adopt a related-party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related-party transactions. The policy will become effective immediately upon the completion of this offering. For purposes of our policy only, a related-party transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related parties are, were or will be participants, which are not (1) in the ordinary course of business, (2) at arms’ length and (3) in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. For purposes of this policy, a related party is any executive officer, director (or nominee for director) or beneficial owner of more than five percent (5%) of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related-party transaction, including any transaction that was not a related-party transaction when originally consummated or any transaction that was not initially identified as a related-party transaction prior to consummation, our management must present information regarding the related-party transaction to our board of directors for review, consideration and approval. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related parties, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third-party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-party transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related-party transactions, our board, or to the extent permitted by applicable law an independent body of our board, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related-party is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related-party transaction, our board of directors, or if permitted by applicable law an independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our board of directors, or if permitted by applicable law an independent body of our board of directors, determines in the good faith exercise of its discretion.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2013 for:

•	each beneficial owner of more than five percent (5%) of our outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of share options and warrants that are immediately exercisable or exercisable by August 29, 2013 (60 days after June 30, 2013). Percentage ownership calculations are based on 117,943,576 ordinary shares outstanding as of June 30, 2013. The percentage ownership calculations and other information in the following table gives effect to the conversion of all of our outstanding preferred shares into an aggregate of                      ordinary shares immediately prior to the completion of this offering.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable by August 29, 2013 (60 days after June 30, 2013). We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Criteo S.A., 32 Rue Blanche 75009 Paris, France.

Name of beneficial owner	Shares Beneficially Owned Prior to Offering**		Shares Beneficially Owned After Offering			Shares Beneficially Owned After This Offering if Underwriters’ Option is Exercised in Full
	Number	Percentage	Number	Percentage		Number	Percentage

5% Shareholders:
Bessemer Venture Partners Enforta Cooperatief UA(1)	11,209,282	9.5%			%			%
Entities affiliated with Elaia Partners(2)	15,928,155	13.5
Entities affiliated with Index Venture Associates IV Limited(3)	27,594,603	23.4
Entities affiliated with Idinvest Partners(4)	26,670,862	22.6

Directors and Executive Officers:
Jean-Baptiste Rudelle(5)	11,527,591	9.7
Benoit Fouilland(6)	388,317	*
Greg Coleman(7)	1,596,075	1.3
Eric Eichmann	—	—
Romain Niccoli(8)	5,337,490	4.5
Franck Le Ouay(9)	5,337,490	4.5
Jonathan Wolf(10)	1,569,737	1.3
Antoine Mingalon(11)	78,125	*
Hubert de Pesquidoux(12)	25,500	*
Byron Deeter(1)	11,209,282	9.5
Marie Ekeland(2)	15,928,155	13.5
Dominique Vidal(3)	27,594,603	23.4
Benoist Grossmann(4)	26,670,862	22.6
James Warner(13)	85,500	*
Dana Evan(14)	25,500	*
All directors and executive officers as a group (15 persons)	107,089,941	91.0

*	Represents beneficial ownership of less than 1%.

**	Pending availability of pricing data, shares beneficially owned prior to the offering have been computed giving effect to the conversion of all of our outstanding preferred shares into an aggregate of 85,883,880 ordinary shares immediately prior to the completion of this offering (based on a conversion ratio equal to one ordinary share for each preferred share).

(1)	Consists of 11,209,282 shares held by Bessemer Venture Partners Enforta Cooperatief UA. Byron Deeter, a member of our board of directors, is a director of Deer VII & Co. Ltd, which is the general partner of Deer VII & Co. L.P., which is the general partner of Bessemer Venture Partners VII L.P., Bessemer Venture Partners VII Institutional L.P. and BVP VII Special Opportunity Fund L.P., together the BVP Funds. The BVP Funds own Bessemer Venture Partners Enforta Cooperatief UA, a Netherlands cooperative. J. Edmund Colloton, David J. Cowan, Byron Deeter, Robert P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of Deer VII & Co. Ltd. and share voting and dispositive power with respect to the shares held by these entities. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The principal address of Bessemer Venture Partners Enforta Cooperatief UA is Roeskestraat 123, 1076 EE Amsterdam, The Netherlands.

(2)	Consists of 10,619,403 shares held by Elaia Ventures; 1,529,055 shares held by 123 Multinova Europe Compartiment Dynamique; 860,121 shares held by 123 Multinova Europe Compartiment Equilibre; 1,950,696 shares held by 123 Multinova IV Compartiment Dynamique; and 968,880 shares held by 123 Multinova IV Compartiment Equilibre. Marie Ekeland, a partner at Elaia Partners, the company managing directly or through a delegation mandate, of each of these entities, is a member of our board of directors. Ms. Ekeland, Mr. Philippe Gire and Mr. Xavier Lazarus are the partners of Elaia Partners and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by these entities. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The principal address of Elaia Partners is 54, rue de Ponthieu, 75008 Paris.

(3)	Consists of 18,290,676 shares held by Index Ventures IV (Jersey) LP; 132 shares held by Index Venture Associates IV Limited; 1,736,106 shares held by Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP; and 393,780 shares held by Yucca Partners L.P.; and 7,173,909 shares held by Fourvest Sàrl. Excludes 4,601,997 shares held by Pentavest Sàrl.

Index Venture Associates IV Limited is the general partner of Index Ventures IV (Jersey) LP and Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP, which limited partnerships (the “Funds”) are the owners of Fourvest Sàrl. Yucca Partners L.P. is a co-investment vehicle that is contractually required to mirror the Funds’ investment. Bernard Dallé, David Hall, Paul Willing, Phil Balderson and Sinéad Meehan are the members of the board of directors of Index Venture Associates IV Limited and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by these entities. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein.

Index Venture Management LLP advises Index Ventures IV (Jersey) LP and Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP but does not have voting, investment and dispositive power with respect to the shares held by these entities. Index Venture Management LLP also advises Pentavest Sàrl on a non-binding basis. Dominique Vidal, a member of our board of directors, is a Partner of Index Venture Management LLP. Mr. Vidal disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

The principal address of Index Venture Associates IV Limited, Index Ventures IV (Jersey) LP, Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP and Yucca Partners L.P. is Ogier House, The Esplanade, St. Helier, Jersey JE4 9WG, Channel Islands. The principal address for Fourvest Sàrl and Pentavest Sàrl is 1-3 Boulevard de la Foire, 1528 Luxembourg.

(4)	Consists of 494,265 shares held by Allianz Eco Innovation; 411,606 shares held by Allianz Eco Innovation 2; 198,376 shares held by Allianz Eco Innovation 3; 5,449,316 shares held by Allianz Innovation 6; 5,185,910 shares held by Allianz Innovation 7; 1,491,732 shares held by Capital Croissance; 805,257 shares held by Capital Croissance 2; 235,932 shares held by Capital Croissance 4; 234,289 shares held by Capital Croissance 5; 90,697 shares held by Idinvest Croissance; 5,991,803 shares held by Idinvest Croissance 2005; 238,743 shares held by Idinvest Flexible 2016 Innovation 3; 492,834 shares held by Idinvest Patrimoine; 309,505 shares held by Idinvest Patrimoine 2; 45,773 shares held by La Banque Postale Innovation 11; 1,456,341 shares held by La Poste Innovation 8; 222,378 shares held by Objectif Innovation 3; 311,328 shares held by Objectif Innovation 4; 149,123 shares held by Objectif Innovation 5; 1,322,904 shares held by Objectif Innovation Patrimoine; 872,361 shares held by Objectif Innovation Patrimoine 2; 333,927 shares held by Objectif Innovation Patrimoine 4; 265,487 shares held by Objectif Innovation Patrimoine n°5; and 60,975 shares held by Stratégie PME 2011. Benoist Grossmann, a managing partner of Idinvest Partners, the management company of each of these entities, is a member of our board of directors. Mr. Grossmann and Christophe Baviere are the managing partners of Idinvest Partners and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by these entities. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The principal address of Idinvest Partners is 117, avenue des Champs Elysees, 75008 Paris.

(5)	Includes 525,760 ordinary shares issuable upon the exercise of options and warrants exercisable by August 29, 2013 (60 days after June 30, 2013). Does not include 334,996 ordinary shares issuable upon the exercise of an employee warrant that is expected to vest upon the closing of this offering. See the section of this prospectus titled “Management—Compensation of Executive Officers and Directors—Outstanding Equity Awards as of December 31, 2012.”

(6)	Includes 388,317 ordinary shares issuable upon the exercise of options and warrants exercisable by August 29, 2013 (60 days after June 30, 2013).

(7)	Includes 1,596,075 ordinary shares issuable upon the exercise of options and warrants exercisable by August 29, 2013 (60 days after June 30, 2013).

(8)	Includes 246,910 ordinary shares issuable upon the exercise of options and warrants exercisable by August 29, 2013 (60 days after June 30, 2013). Does not include 154,614 ordinary shares issuable upon the exercise of an employee warrant that is expected to vest upon the closing of this offering. See the section of this prospectus titled “Related Party Transactions—Agreements with Our Directors and Executive Officer—Equity Awards.”

(9)	Includes 246,910 ordinary shares issuable upon the exercise of options and warrants exercisable by August 29, 2013 (60 days after June 30, 2013). Does not include 154,614 ordinary shares issuable upon the exercise of an employee warrant that is expected to vest upon the closing of this offering. See the section of this prospectus titled “Related Party Transactions—Agreements with Our Directors and Executive Officer—Equity Awards.”

(10)	Includes 861,335 ordinary shares issuable upon the exercise of options and warrants exercisable by August 29, 2013 (60 days after June 30, 2013).

(11)	Includes 78,125 ordinary shares issuable upon the exercise of options and warrants exercisable by August 29, 2013 (60 days after June 30, 2013).

(12)	Includes 25,500 ordinary shares issuable upon the exercise of options and warrants exercisable by August 29, 2013 (60 days after June 30, 2013).

(13)	Includes 85,500 ordinary shares issuable upon the exercise of options and warrants exercisable by August 29, 2013 (60 days after June 30, 2013).

(14)	Includes 25,500 ordinary shares issuable upon the exercise of options and warrants exercisable by August 29, 2013 (60 days after June 30, 2013).

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our By-laws as they will be in effect upon the completion of this offering. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our By-laws as they will be in effect upon the completion of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

General

As of June 30, 2013, our outstanding share capital consisted of a total of 117,943,576 shares, with nominal value €0.01 per share, all issued and outstanding, divided into:

•	32,059,696 ordinary shares;

•	21,549,768 Series A preferred shares;

•	38,839,812 Series B preferred shares;

•	7,169,976 Series B2 preferred shares;

•	11,672,442 Series C preferred shares; and

•	6,651,882 Series D preferred shares.

As of June 30, 2013:

•	6,581,522, or 20.5%, of our outstanding ordinary shares were held of record by 34 residents of the United States;

•	7,780,955, or 24.3%, of our outstanding ordinary shares were held of record by 26 residents of France;

•	2,277,717, or 2.7%, of our outstanding preferred shares were held of record by six residents of the United States;

•	41,393,425, or 48.2%, of our outstanding preferred shares were held of record by 29 residents of France;

•

            , or     %, of our outstanding ordinary shares, on an as-converted basis (assuming the conversion of all of our outstanding preferred shares into an aggregate of              ordinary shares immediately prior to the completion of this offering), were held of record by 40 residents of the United States; and

•

            , or     %, of our outstanding ordinary shares, on an as-converted basis (assuming the conversion of all of our outstanding preferred shares into an aggregate of              ordinary shares immediately prior to the completion of this offering), were held of record by 50 residents of France.

Under French law, our By-laws set forth only our issued and outstanding share capital as of the date of the By-laws. Our fully diluted share capital represents all issued and outstanding shares, as well as all potential shares which may be issued upon exercise of outstanding employee warrants, employee share options and non-employee warrants, as approved by our shareholders and granted by our board of directors.

Pursuant to their respective terms, immediately prior to the completion of this offering, each outstanding Series A, Series B, Series B2 and Series C preferred share will convert into one ordinary share and each outstanding Series D preferred Share will convert into              ordinary shares. As a result, upon closing of this offering, our outstanding share capital will consist of              ordinary shares, nominal value €0.01 per share, of which              ordinary shares (or              if the underwriters exercise their option to purchase in full) will be issued and outstanding.

Reconciliation of the Shares Outstanding Prior to This Offering

Shares outstanding at December 31, 2011	110,501,322	(1)
Number of Series D shares issued in connection with the share capital increase of September 14, 2012	6,651,882
Number of ordinary shares issued in connection with the exercise of employee warrants, employee share options and non-employee warrants	654,339

Shares outstanding at December 31, 2012	117,807,543	(1)
Number of ordinary shares issued in connection with the exercise of employee warrants, employee share options and non-employee warrants	136,033

Shares outstanding at June 30, 2013	117,943,576	(1)

(1)	Represents the aggregate number of ordinary shares and preferred shares outstanding on the applicable date.

History of Securities Issuances

Since January 1, 2010, the following events have changed the number and classes of our issued and outstanding shares:

•

On April 23, 2010, our shareholders approved the creation of the Series C preferred shares, nominal value €0.01 per share, and authorized a share capital increase of €19,762.86 through the issue of an aggregate of 5,928,858 Series C preferred shares par value € 0.01 each at an issue price of €0.84 per share for a total subscription amount of €5,000,003.58; in connection with this issuance, 5,219,652 of our outstanding ordinary shares and 523,932 of our outstanding Series A preferred shares were converted into the same number of Series C preferred shares.

•

On September 14, 2012, our shareholders approved the creation of the Series D preferred shares, nominal value €0.01 per share, and authorized a share capital increase of €66,518.82 through the issue of an aggregate of 6,651,882 Series D preferred shares par value € 0.01 each at an issue price of €4.51 per share for a total subscription amount of €29,999,987.82.

•	During the year ended December 31, 2010, an aggregate of 805,200 previously granted restricted (free) shares vested and were no longer subject to forfeiture.

•

During the years ended December 31, 2010, 2011 and 2012, employee warrants, employee share options and non-employee warrants were exercised at exercise prices ranging from €0.08 ($0.11) to €1.19 ($1.57) per share. Pursuant to these exercises, we issued no shares in 2010 and an aggregate of 2,485,776 shares and 654,339 shares in 2011 and 2012, respectively.

•	On June 28, 2011, our shareholders approved a 3-for-1 split of our share capital which was effective on such date.

•	On August 2, 2013, our shareholders authorized the automatic conversion of all of our outstanding preferred shares into ordinary shares effective immediately prior to the completion of this offering.

•	On August 2, 2013, our shareholders approved a 2-for-5 split of our share capital which is expected to be effective on August 20, 2013.

All categories of preferred shares will convert to ordinary shares immediately prior to completion of this offering. Each share is entitled to one vote on all matters submitted to our shareholders.

Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares

Upon the closing of this offering, our current by-laws, or statuts, will be replaced by amended and restated by-laws in their entirety. The description below reflects the terms of our amended and restated by-laws, or our By-laws, and summarizes the material rights of holders of our ordinary shares under French law. Please note that this is only a summary and is not intended to be exhaustive. For further information, please refer to the full version of our By-laws which is included as an exhibit to the registration statement of which this prospectus is a part.

Corporate Purpose (Article 3 of the By-laws)

Our corporate purpose in France and abroad includes:

•	computer and software services, communication agency, business consulting services, e-commerce and other distance selling;

•

the acquisition of shares or interests in any commercial, industrial, financial, movable or real estate company, through the creation of new companies or legal entities, the contribution, subscription, or purchase of securities or corporate rights, mergers, partnerships, or any other means;

•	the management, administration and sale of the said shares or interests, including the providing of management services notably in the commercial, financial and administrative area; and

•

more generally, all industrial, commercial, and financial transactions, or transactions involving real estate or movables properties relating directly or indirectly to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or foster our business in France or abroad.

Directors

Quorum and Voting (Article 12 of the By-Laws).    The board of directors can only deliberate if at least half of the directors attend the meeting in the manners provided for in our By-laws. Our By-laws allow directors to attend meetings of the board of directors in person or, to the extent permitted by applicable law, by videoconference or other telecommunications arrangements. In addition, our By-Laws allow a director to grant another director a proxy to represent him at a meeting of the board of directors, but no director can hold more than one proxy at any meeting. Decisions of the board of directors are taken by the majority of votes cast.

Directors’ Voting Powers on Proposal, Arrangement or Contract in which any Director Is Materially Interested (Article 16 of the By-laws).    Under French law, any agreement entered into (directly or through an intermediary) between us and any director that is not entered into (1) in the ordinary course of our business and (2) upon standard market terms is subject to the prior authorization of the board of directors (it being specified that the interested director cannot vote on such decision). The same provision applies to agreements between us and another company if one of our directors is the owner or a general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of our directors has an indirect interest.

Directors’ Compensation.    The aggregate amount of attendance fees (jetons de présence) of the board of directors is determined at the shareholders’ annual ordinary general meeting. The board of directors then divides this aggregate amount among some or all of its members by a simple majority vote. In addition, the board of directors may grant exceptional compensation (rémunérations exceptionnelles) to individual directors on a case-by-case basis for special and temporary assignments. The board of directors may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest. See the section of this prospectus titled “Management—Director Compensation” for a description of our compensation policy for our non-employee directors.

Board of Directors’ Borrowing Powers.    There are currently no limits imposed on the amounts of loans or borrowings that the board or directors may approve.

Directors’ Age Limits (Article 11 of the By-laws).    The number of directors who are more than seventy (70) years old may not exceed one third of the directors in office.

Employee Director Limits (Article 11 of the By-laws).    The number of directors who are also party to employment contracts with the Company may not exceed one-third of the directors in office.

Directors’ Share Ownership Requirements.    None.

Rights, Preferences and Restrictions Attaching to Ordinary Shares

Dividends (Article 22 of the By-laws).    We may only distribute dividends out of our “distributable profits,” plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law. “Distributable profits” consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law (see below).

Legal Reserve (Article 21 of the By-laws).    Pursuant to French law, we must allocate 5% of our unconsolidated net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate par value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to our French subsidiary on an unconsolidated basis.

Approval of Dividends.    Pursuant to French law, our board of directors may propose a dividend for approval by the shareholders at the annual ordinary general meeting.

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when our net assets are or would become as a result of such distribution lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders (the amount of our share capital plus the amount of our legal reserves was equal to €1,297,213 on June 30, 2013).

Our Board of Directors may distribute interim dividends after the end of the fiscal year but before the approval of the financial statements for the relevant fiscal year when the interim balance sheet, established during such year and certified by an auditor, reflects that we have earned distributable profits since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the By-laws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Distribution of Dividends.    Dividends are distributed to shareholders pro rata according to their respective holdings of shares. In the case of interim dividends, distributions are made to shareholders on the date set by our board of directors during the meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders’ meeting or by our board of directors in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.

Dividends may be paid in cash or, if the shareholders’ meeting so decides, in kind, provided that all shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our By-laws provide that, subject to a decision of the shareholders’ meeting taken by ordinary resolution, each shareholder may be given the choice to receive his dividend in cash or in shares.

Timing of Payment (Article 22 of the By-laws).    Pursuant to French law, dividends must be paid within a maximum of nine months after the close of the relevant fiscal year, unless extended by court order. Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French state.

Voting Rights (Article 9 of the By-laws).    Upon the closing of the offering, we will only have ordinary shares outstanding. Each share shall entitle its holder to vote and be represented in the shareholders’ meetings in accordance with the provisions of French law and of our By-laws. Ownership of one share implies, ipso jure, adherence to our By-laws and the decisions of the shareholders’ meeting.

In general, each shareholder is entitled to one vote per share at any general shareholders’ meeting.

Under French law, treasury shares or shares held by entities controlled by us are not entitled to voting rights and do not count for quorum purposes.

Our By-laws provide that members of our board of directors are elected for a tenure of three years.

Rights to Share in Our Profit.    Each share entitles its holder to a portion of the corporate profits and assets proportional to the amount of share capital represented thereby.

Rights to Share in the Surplus in the Event of Liquidation (Article 27 of the By-laws).    If we are liquidated, any assets remaining after payment of the debts, liquidation expenses and all of the remaining obligations will first be used to repay in full the par value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the number of shares respectively held by them.

Repurchase and Redemption of Shares.    Under French law, we may acquire our own shares for the following purposes only:

•

to decrease our share capital, provided that such a decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at an extraordinary general meeting; in this case, the shares repurchased must be cancelled within one month from their repurchase date;

•

to provide shares for distribution to employees or managers under a profit-sharing, restricted (free) share or share option plan; in this case the shares repurchased must be distributed within 12 months from their repurchase failing which they must be cancelled;

•

to facilitate an issue of additional shares or securities convertible or exchangeable into shares, a merger or a spin-off approved by the shareholders at an ordinary general meeting; in this case, the shares repurchased cannot represent more than 0.25% of the share capital in any fiscal year and must be immediately cancelled;

•	to sell the relevant shares to any shareholders willing to purchase them as part of a process organized by us within 5 years of their repurchase; or

•	in payment or in exchange for assets acquired by us within two years of their repurchase.

No such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than 10% of our issued share capital (5% in case of repurchase of shares to be used in payment or in exchange for assets acquired by us). Shares repurchased by us continue to be deemed “issued” under French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly, and we may not exercise the preemptive rights attached to them.

Sinking Fund Provisions.    Our By-laws do not provide for any sinking fund provisions.

Liability to Further Capital Calls.    Shareholders are liable for corporate liabilities only up to the par value of the shares they hold; they are not liable to further capital calls.

Requirements for Holdings Exceeding Certain Percentages.    None except as described under the section of this prospectus titled “—Form, Holding and Transfer of Shares—Ownership of Shares by Non-French Persons.”

Actions Necessary to Modify Shareholders’ Rights

Shareholders’ rights may be modified as allowed by French law. Only the extraordinary shareholders’ meeting is authorized to amend any and all provisions of our By-laws. It may not, however, increase shareholder commitments without the prior approval of each shareholder.

Special Voting Rights of Warrant Holders

Under French law, the holders of warrants of the same class (i.e., warrants that were issued at the same time and with the same rights), including employee warrants, are entitled to vote as a separate class at a general meeting of that class of warrant holders under certain circumstances, principally in connection with any proposed modification of the terms and conditions of the class of warrants or any proposed issuance of preferred shares or any modification of the rights of any outstanding class or series of preferred shares.

Rules for Admission to and Calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings

Access to, Participation in and Voting Rights at Shareholders’ Meetings (Article 19 of the By-laws).    Shareholders’ meetings are composed of all shareholders whose shares are paid up and for whom a right to attend shareholders’ meetings has been established by registration of the shares in an account in the name of the shareholder on the day of the meeting.

Shareholders participating via video-conferencing or other means of telecommunications contemplated by law and regulation that allow identification shall be deemed present for the calculation of quorum and majority requirements at shareholders’ meetings. The board of directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the meeting, assuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote by mail or grant a proxy to his/her spouse, his/her partner with whom he/she has entered into a civil union or another shareholder for physical persons, or to any person that they may chose for legal entities. Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy, either by hard copy or via telecommunications means, it being specified that their votes must be received at least three days prior to the meeting for hard copies and on the day before the meeting at 3 p.m. Paris time at the latest for electronic votes by email, and their proxy no later than on the date of the meeting if granted to a designated person or no later than on the day before the meeting at 3 p.m. Paris time for proxies without a designated attorney and therefore granted to the chairman of the meeting.

Shareholders sending their vote within such time limit, using the form provided to them by us to this effect, are deemed present or represented at the meeting.

Notice of Annual Shareholders’ Meetings.    Shareholders’ meetings are convened by our board of directors, or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the controlling shareholder following a change in control. Meetings are held at our registered offices or at any other location indicated in the convening notice. Subject to limited exceptions provided by French law, notices must be given at least 15 days before the date of the meeting. When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten days in advance in the same manner as used for the first notice.

Agenda and Conduct of Annual Shareholders’ Meetings.    The agenda of the shareholders’ meeting shall appear in the notice to convene the meeting and is set by the author of the notice. The shareholders’ meeting may only deliberate on the items on the agenda except for the removal of directors and the appointment of their successors which may be put to vote by any shareholder during any shareholders’ meeting. One or more shareholders representing the percentage of share capital required by French law (currently 5%), and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of items or proposed resolutions on the agenda.

Shareholders’ meetings shall be chaired by the Chairman of the board of directors or, in his or her absence, by a director appointed for this purpose by the board of directors; failing which, the meeting itself shall elect a Chairman. Vote counting shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes.

Ordinary Shareholders’ Meeting.    Ordinary shareholders’ meetings are those meetings called to make any and all decisions that do not amend our By-laws. An ordinary meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the relevant fiscal year or, in case of postponement, within the period established by court order. Upon first notice, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of the votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting.    Only an extraordinary shareholders’ meeting is authorized to amend our By-laws. It may not, however, increase shareholder commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority of the votes held by the shareholders present, represented by proxy, or voting by mail.

In addition to the right to obtain certain information regarding us at any time, any shareholder may, from the date on which a shareholders’ meeting is convened until the fourth business day preceding the date of the shareholders’ meeting, submit written questions relating to the agenda for the meeting to our board of directors. Our board of directors is required to respond to these questions during the meeting.

Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of the Company

Provisions contained in our By-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. These provisions include the following:

•

provisions of French law allowing the owner of 95% of the share capital or voting rights of a public company to force out the minority shareholders following a tender offer made to all shareholders are only applicable to companies listed on a stock exchange of the European Union and will therefore not be applicable to us;

•	a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•

our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•

our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•

our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•

our board of directors can only be convened by its chairman or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

•

our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•	our ordinary shares are in registered form only and we must be notified of any transfer of our shares in order for such transfer to be validly registered;

•

under French law, a non-resident of France may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see the section of this prospectus titled “Limitations Affecting Shareholders of a French Company”;

•

approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•

advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice; and

•

pursuant to French law, the sections of the By-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by 66 2/3% of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

Declaration of Crossing of Ownership Thresholds

None except as described under the section of this prospectus titled “—Form, Holding and Transfer of Shares—Ownership of Shares by Non-French Persons.”

Changes in Share Capital

Increases in Share Capital.    Pursuant to French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital.

Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the par value of existing shares;

•	creating a new class of equity securities; and

•	exercising the rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	in consideration for cash;

•	in consideration for assets contributed in kind;

•	through an exchange offer;

•	by conversion of previously issued debt instruments;

•	by capitalization of profits, reserves or share premium; and

•	subject to certain conditions, by way of offset against debt incurred by us.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premium require shareholders’ approval at an extraordinary general shareholders’ meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the par value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premium. All other capital increases require shareholders’ approval at an extraordinary general shareholders’ meeting acting under the regular quorum and majority requirements for such meetings.

Reduction in Share Capital.    Pursuant to French law, any reduction in our share capital requires shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The share capital may be reduced either by decreasing the par value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential Subscription Right.    According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe pro rata based on the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights are transferable during the subscription period relating to a particular offering.

The preferential subscription rights with respect to any particular offering may be waived at an extraordinary general meeting by a two-thirds vote of our shareholders or individually by each shareholder. Our board of directors and our independent auditors are required by French law to present reports to the shareholders’ meeting that specifically address any proposal to waive the preferential subscription rights.

Our current shareholders waived their preferential subscription rights with respect to this offering at an extraordinary general shareholders’ general meeting held on August 2, 2013.

In the future, to the extent permitted under French law, we may seek shareholder approval to waive preferential subscription rights at an extraordinary general shareholders’ meeting in order to authorize the board of directors to issue additional shares and/or other securities convertible or exchangeable into shares.

Form, Holding and Transfer of Shares

Form of Shares (Article 7 of the By-laws).    Our By-laws provide that our shares are held in registered form.

Holding of Shares.    In accordance with French law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Registered shares are entered into an account maintained by us or by a representative appointed by us. We maintain accounts in the name of each shareholder either directly or, at a shareholder’s request, through such shareholder’s accredited intermediary. Each shareholder’s account shows the name of the relevant shareholder and number of shares held.

Ownership of Shares by Non-French Persons.    Neither French law nor our By-laws limit the right of non-residents of France or non-French persons to own or, where applicable, to vote our securities. However, non-residents of France must file an administrative notice with the French authorities in connection with a direct or indirect investment in us, including through ownership of ADSs, on the date a binding purchase agreement is executed or a tender offer is made public. Under existing administrative rulings the following transactions qualify as foreign investments in us:

•

any transaction carried out on our capital by a non-French resident provided that after the transaction the cumulative amount of the capital or the voting rights held by non-French residents exceeds 33.33% of our capital or voting rights;

•	any transaction mentioned above by a corporation incorporated under French law whose capital or voting rights are held for more than 33.33% by non-French residents;

•

any transaction carried out abroad resulting in a change of the controlling shareholder of a corporation incorporated under a foreign law that holds a shareholding or voting rights in us if our capital or voting rights are held for more than 33.33% by non-French residents;

•	loans and guarantees granted by the acquirer to us in amounts evidencing control over our financing; and

•	patent licenses granted by an acquirer or management or technical assistance agreements with such acquirer that place us in a dependent position vis-à-vis such party or its group.

Assignment and Transfer of Shares (Article 8 of the By-laws).    Shares are freely negotiable, subject to applicable legal and regulatory provisions. They are registered in a share account and transferred by means of a transfer order from account to account. We must receive notice of any transfer for it to be validly registered in our accounts.

Securities Exercisable for Ordinary Shares

Equity Incentives

See the section of this prospectus titled “Management—Equity Incentives” for a description of securities granted by our board of directors to our directors, executive officers, employees and other service providers.

Warrants

As of June 30, 2013, there were warrants outstanding to acquire 902,796 shares of our Series C preferred shares with an exercise price of €0.84 per share, which following this offering, will be exercisable to purchase the same number of our ordinary shares at the same exercise price per share. The warrants expire in April 2020. Under applicable French law, the exercise price and the number of shares issuable upon exercise of the warrants are subject to possible adjustment in case of certain events (such as a share split, reverse share split, decrease of the share capital not motivated by loss or rights issuance).

Registration Rights

After our initial public offering, certain holders of our ordinary shares, including those ordinary shares that were issued upon conversion of our preferred shares, will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess the registration rights described below pursuant to the terms of a registration rights agreement that we agreed, in connection with our issuance of Series D preferred shares in 2012, to memorialize in connection with this offering.

The registration of ordinary shares pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. Unless our ordinary shares are listed on a national securities exchange or trading system and a market for our ordinary shares not held in the form of ADSs exists, any Registrable Securities sold pursuant to an exercise of the registration rights described below will be sold in the form of ADSs. Subject to any limitations under French law, we will pay the registration expenses, other than underwriting discounts, selling commissions and share transfer taxes, of the shares registered pursuant to the demand, piggyback and Form F-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form F-3 registration rights described below will expire five years after the effective date of the registration statement of which this prospectus forms a part, or, with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three month period.

Demand Registration Rights

Under our registration rights agreement, beginning six months after the completion of this offering, upon the written request of the holders of at least 30% of the ordinary shares into which our Series B, Series B2, Series C and Series D preferred shares were converted that we file a registration statement under the Securities Act covering registrable securities which would reasonably be expected to result in proceeds to the sellers (net of underwriting discounts and commissions) of at least $5.0 million, we are obligated to use our reasonable best efforts to register the sale of all registrable securities that the holders may request in writing to be registered. We are required to effect no more than two registration statements that are declared or ordered effective. We may postpone the filing of a registration statement for up to 90 days twice in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders.

Piggyback Registration Rights

If after the completion of this offering we register any of our securities for sale to the public for cash consideration, either for our own account or for the account of other security holders, we will also have to register all registrable securities that the holders of such securities request in writing be registered. This piggyback registration right does not apply to a registration relating to any of our equity plans, share purchase or similar plan, a transaction under Rule 145 of the Securities Act or a registration in which the only ordinary shares being registered are ordinary shares issuable upon conversion of debt securities which are also being registered. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders. However, in any registration for our account, after any such reduction, the registrable securities included shall be not less than 30% of the total number of ordinary shares registered for sale.

Form F-3 Registration Rights

The holders of at least 30% of our registrable securities then outstanding can also request that we register all or a portion of their shares on Form F-3, or if we are no longer a foreign private issuer on Form S-3, if we are eligible to file a registration statement on those forms and the aggregate price to the public of the shares offered is in excess of $1.0 million (net underwriting discounts and commissions, if any). We are required to effect no more than two registration statements that are declared or ordered effective in any calendar year. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us.

Differences in Corporate Law

The laws applicable to French sociétés anonymes differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the French Commercial Code applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and French law.

	France	Delaware
Number of Directors	Under French law, a société anonyme must have at least 3 and may have up to 18 directors. The number of directors is fixed by or in the manner provided in the by-laws.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the by-laws.

Director Qualifications	Under French law, a corporation may prescribe qualifications for directors under its by-laws.	Under Delaware law, a corporation may prescribe qualifications for directors under its certificate of incorporation or by-laws.
Removal of Directors	Under French law, directors may be removed from office, with or without cause, at any shareholders’ meeting without notice or justification, by a simple majority vote.	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.

Vacancies on the Board of Directors	Under French law, vacancies on the board of directors resulting from death or a resignation, provided that at least 3 directors remain in office, may be filled by a

	France	Delaware

	majority of the remaining directors pending ratification by the next shareholders’ meeting.	Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.

Annual General Meeting	Under French law, the annual general meeting of shareholders shall be held at such place, on such date and at such time as decided each year by the board of directors and notified to the shareholders in the convening notice of the annual meeting, within 6 months after the close of the relevant fiscal year unless such period is extended by court order.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the by-laws.

General Meeting	Under French law, general meetings of the shareholders may be called by the board of directors or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block on the date decided by the board of directors or the relevant person.	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.

Notice of General Meetings	Under French law, for corporations all the shares of which are in registered form, written notice of any meeting of the shareholders must be given at least 15 calendar days before the date of the meeting. When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the	Under Delaware law, unless otherwise provided in the certificate of incorporation or by-laws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the

	France	Delaware

	second meeting must be called at least ten calendar days in advance in the same manner as used for the first notice. The notice shall specify the name of the company, its legal form, share capital, registered office address, registration number with the French Registry of commerce and companies, the place, date, hour and agenda of the meeting and its nature (ordinary or extraordinary meeting).	place, date, hour, and purpose or purposes of the meeting.

Proxy	Under French law, any shareholder may vote by mail or grant a proxy to his/her spouse, his/her partner with whom he/she has entered into a civil union or another shareholder for physical persons or to any person for legal entities. General proxies are not valid and a separate proxy must be provided for each shareholders’ meeting.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.
Shareholder action by written consent	Under French law, shareholders’ action by written consent is not permitted in a société anonyme.

Under Delaware law, a corporation’s certificate of incorporation (1) may permit stockholders to act by written consent if such action is signed by all stockholders, (2) may permit stockholders to act by written consent signed by stockholders having the minimum number of votes that would be necessary to take such action at a meeting or (3) may prohibit actions by written consent.

Preemptive Rights	Under French law, in case of issuance of additional shares or other securities for cash or set-off against cash debts, the existing shareholders have preferential subscription	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to

	France	Delaware

	rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held by the shareholders present, at the extraordinary meeting deciding or authorizing the capital increase, represented by proxy or voting by mail. In case such rights are not waived by the extraordinary general meeting, each stockholder may individually either exercise, assign or not exercise its preferential rights.	subscribe to additional issuances of the corporation’s stock.

Sources of Dividends

Under French law, dividends may only be paid by a French société anonyme out of “distributable profits,” plus any distributable reserves and “distributable premium” that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law. “Distributable profits” consist of the unconsolidated net profits of the relevant corporation for each fiscal year, as increased or reduced by any profit or loss carried forward from prior years.

”Distributable premium” refers to the contribution paid by the stockholders in addition to the par value of their shares for their subscription that the stockholders decide to make available for distribution.

Except in case of a share capital reduction, no distribution can be made to the stockholders when the net equity is, or would become, lower than the

Under Delaware law, dividends may be paid by a Delaware corporation either out of (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.

	France	Delaware

amount of the share capital plus the reserves which cannot be distributed in accordance with the law or the By-laws.

Repurchase of Shares	Under French law, a private corporation (being specified that the company will not qualify as a public corporation for French law purposes for so long as it shall be listed in the United States only) may acquire its own shares for the following purposes only:	Under Delaware law, a corporation may generally redeem or repurchase shares of its stock unless the capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation.

•     to decrease its share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction;

•     with a view to distributing within one year of their repurchase the relevant shares to employees or managers under a profit-sharing, restricted (free) share or share option plan;

•     to sell the relevant shares to any shareholders willing to purchase them as part of a process organized by the corporation within five years of their repurchase; or

•     within the limit of 5% of its issued share capital, in payment or in exchange for assets acquired by the

	France	Delaware

corporation within two years of their repurchase.

No such repurchase of shares may result in the company holding, directly or through a person acting on its behalf, more than 10% of its issued share capital.

Liability of Directors and Officers	Under French law, the by-laws may not include any provisions limiting the liability of directors.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•     any breach of the director’s duty of loyalty to the corporation or its stockholders;

•     acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•     intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•     any transaction from which the director derives an improper personal benefit.

Voting Rights	French law provides that, unless otherwise provided in the by-laws, each shareholder is entitled to one vote for each share of capital stock held by such shareholder.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	France	Delaware
Shareholder Vote on Certain Transactions

Generally, under French law, completion of a merger, dissolution, sale, lease or exchange of all or substantially all of a corporation’s assets requires:

•     the approval of the board of directors; and

•     approval by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting or, in the case of a merger with a non-EU company, approval of all shareholders of the corporation.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•     the approval of the board of directors; and

•     approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Dissent or Dissenters’ Appraisal Rights	French law does not provide for any such right but provides that a merger is subject to shareholders’ approval by a two-thirds majority vote as stated above.

Under Delaware law, a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the stockholder’s shares equal to the fair value of those shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or a dissenting stockholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or

	France	Delaware

series that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

•     shares of stock of the surviving corporation;

•     shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;

•     cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

•     any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

Standard of Conduct for Directors

French law does not contain specific provisions setting forth the standard of conduct of a director. However, directors have a duty to act without self-interest, on a well-informed basis and they cannot make any decision against a corporation’s corporate interest (intérêt social).

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

	France	Delaware

Shareholder Suits

French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders.

The plaintiff must remain a shareholder through the duration of the legal action.

There is no other case where shareholders may initiate a derivative action to enforce a right of a corporation.

A shareholder may alternatively or cumulatively bring individual legal action against the directors, provided he has suffered distinct damages from those suffered by the corporation. In this case, any damages awarded by the court are paid to the relevant shareholder.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•     state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

•     allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•     state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Amendment of Certificate of Incorporation	Under French law, corporations are not required to file a certificate of incorporation with the French Registry of Commerce and Companies.

Under Delaware law, generally a corporation may amend its certificate of incorporation if:

•     its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability; and

	France	Delaware

•     the amendment is adopted by the affirmative votes of a majority (or greater percentage as may be specified by the corporation) of the outstanding shares entitled to vote on the amendment and a majority (or greater percentage as may be specified by the corporation) of the outstanding shares of each class or series of stock, if any, entitled to vote on the amendment as a class or series.

Amendment of By-laws	Under French law, only the extraordinary shareholders’ meeting is authorized to adopt or amend the by-laws.	Under Delaware law, the stockholders entitled to vote have the power to adopt, amend or repeal by-laws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

Legal Name; Formation; Fiscal Year; Registered Office

Our legal and commercial name is Criteo S.A. We were incorporated as a société par actions simplifiée (S.A.S.) under the laws of the French Republic on November 3, 2005 for a period of 99 years and subsequently converted into a société anonyme. We are registered at the Paris Commerce and Companies Register under the number 484 786 249. Our principal executive offices are located at 32 Rue Blanche 75009 Paris, France, and our telephone number is +33 1 40 40 22 90. Our agent for service of process in the United States is National Registered Agents, Inc. Our fiscal year ends December 31.

Listing

We have applied to list the ADSs on Nasdaq under the symbol “CRTO.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for the ADSs will be The Bank of New York Mellon.

LIMITATIONS AFFECTING SHAREHOLDERS OF

A FRENCH COMPANY

Ownership of ADSs or Shares by Non-French Residents

Neither the French Commercial Code nor our By-laws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, residents outside of France, as well as any French entity controlled by non-French residents, must file an administrative notice with French authorities in connection with their direct and indirect foreign investments in us, including through ownership of ADSs, on the date a binding purchase agreement is executed or a tender offer is made public. Under existing administrative rulings, the following transactions qualify as foreign investments in us:

•

any transaction carried out on our capital by a non-French resident provided that after the transaction the cumulative amount of the capital or the voting rights held by non-French residents exceeds 33.33% of our capital or voting rights;

•	any transaction mentioned above by a corporation incorporated under French law whose capital or voting rights are held for more than 33.33% by non-French residents;

•

any transaction carried out abroad resulting in a change of the controlling shareholder of a corporation incorporated under a foreign law that holds a shareholding or voting rights in us if our capital or voting rights are held for more than 33.33% by non-French residents;

•	loans and guarantees granted by the acquirer to us in amounts evidencing control over our financing; and

•	patent licenses granted by an acquirer or management or technical assistance agreements with such acquirer that place us in a dependent position vis-à-vis such party or its group.

Violation of this administrative notice requirement is sanctioned by a fine of 750 euros. This amount may be multiplied by five if the violation is made by a legal entity.

Foreign Exchange Controls

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

Availability of Preferential Subscription Rights

While our current shareholders waived their preferential subscription rights with respect to this offering at a shareholders’ general meeting held on August 2, 2013, in the future our shareholders will have the preferential subscription rights described under the section of this prospectus titled “Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares—Changes in Share Capital—Preferential Subscription Rights.” Under French law, shareholders have preferential rights to subscribe for cash issues of new shares or other securities giving rights to acquire additional shares on a pro rata basis. Holders of our securities in the U.S. (which may be in the form of shares or ADSs) may not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, holders of our securities in the U.S. will be unable to exercise any preferential subscription rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with registering the rights, as well as the indirect benefits to us of enabling the exercise by holders of shares and holders of ADSs in the U.S. of the subscription rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register the rights. We cannot assure you that we will file a registration statement.

For holders of our shares in the form of ADSs, the Depositary may make these rights or other distributions available to ADS holders. If the depositary does not make the rights available to ADS holders and determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case the holders will receive no value for them. The section of this prospectus titled “Description of American Depositary Shares—Dividends and Other Distributions” explains in detail the Depositary’s responsibility in connection with a rights offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one ordinary share (or a right to receive one ordinary share) deposited with the principal Paris office of BNP Paribas or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by having ADSs registered in your name in the Direct Registration System, or (2) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, you will not be treated as one of our shareholders and you will not have shareholder rights. French law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly and indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. In the event of any discrepancy between the ADRs and the deposit agreement, the deposit agreement governs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see the section of this prospectus titled “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash.    After completion of this offering, we do not expect to declare or pay any cash dividends or cash distributions on our ordinary shares for the foreseeable future. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis and at the then prevailing market rate, and can transfer the U.S. dollars to the United States. If that is not possible and lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary that must be paid, will be deducted. See the section of this prospectus titled “Material Income Tax Considerations.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Ordinary Shares.    The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

Elective Distributions in Cash or Shares.    If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us, may make such elective distribution available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you. As a condition of making a distribution election available to ADS holders, the depositary may require satisfactory assurances from us that doing so would not require registration of any securities under the Securities Act. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares, or at all.

Rights to Purchase Additional Ordinary Shares.    If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the ordinary shares on your behalf and in accordance with your instructions. The depositary will then deposit the ordinary shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay and comply with other applicable instructions.

U.S. securities laws may restrict transfers and cancellation of the ADSs representing ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions.    The depositary will send to you anything else we distribute on deposited securities by any means it determines is equitable and practicable. If it cannot make the distribution proportionally among the owners, the depositary may adopt another equitable and practical method. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. In addition, the depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

Neither we nor the depositary are responsible for any failure to determine that it may be lawful or feasible to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, and delivery of any required endorsements, certifications or other instruments of transfer required by the depositary, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person designated by you at the office of the custodian or through a book-entry delivery. Alternatively, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How can ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADRs to the depositary for the purpose of exchanging your ADRs for uncertificated ADSs. The depositary will cancel the ADRs and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the number of whole deposited ordinary shares your ADSs represent. The depositary will notify you of shareholders’ meetings or other solicitations of consents and arrange to deliver our voting materials to you if we ask it to. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, and subject to the laws of France and to our By-laws, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. If the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to vote or cause to be voted the number of deposited securities represented by your ADSs in favor of all resolutions and modifications thereof, as the case may be, endorsed by the Company’s board of directors and against all resolutions that are not so endorsed. The depositary will vote or cause to be voted the deposited securities in accordance with the above unless we notify the depositary that we do not wish the deposited securities to be so voted.

The depositary will only vote or attempt to vote as you instruct or as described above.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions provided that any such failure is in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date except where under French law the notice period for such meeting is less than 30 days. If we request that the depositary act less than 30 days in advance of a meeting date, the depositary shall use commercially reasonable efforts to distribute the information and otherwise comply with the voting provisions described above.

Except as described above, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the shareholder meeting enough in advance to withdraw the ordinary shares.

Fees and Expenses

What fees and expenses will you be responsible for paying?

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADSs must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•      Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights or other property

•      Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issue of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to you

$0.05 (or less) per ADS per calendar year, which fee will initially be set at $0.02 per ADS per calendar year but may be changed at any time	• Depositary services

Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide for-fee services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs registered in your name to reflect the sale and pay you any net proceeds, or send you any property, remaining after it has paid the taxes. Your obligation to pay taxes and indemnify us and the depository against any tax claims will survive the transfer or surrender of your ADSs, the withdrawal of the deposited ordinary shares as well as the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our ordinary shares	The cash, ordinary shares or other securities received by the depositary will become deposited securities.

• Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

• Distribute securities on the ordinary shares that are not distributed to you	The depositary may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities. The depositary may also sell the new deposited securities and distribute the net proceeds if we are unable to assure the depositary that the distribution (a) does not require registration under the Securities Act or (b) is exempt from registration under the Securities Act.

• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	Any replacement securities received by the depositary shall be treated as newly deposited securities and either the existing ADSs or, if necessary, replacement ADSs distributed by the depositary will represent the replacement securities. The depositary may also sell the replacement securities and distribute the net proceeds if the replacement securities may not be lawfully distributed to all ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or materially prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 30 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 60 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations under the deposit agreement will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay and we will not have any obligations thereunder to current or former ADS holders.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	are not liable for any tax consequences to any holders of ADSs on account of their ownership of ADSs;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances. Additionally, we, the depositary and each owner and holder waives the right to a jury trial in an action against us or the depositary arising out of or relating to the deposit agreement.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; and

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal is not limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that (a) it or its customer owns the ordinary shares or ADSs to be deposited, (b) it or its customer assigns all beneficial right, title and interest in the ordinary shares or ADSs to be deposited to the depositary for the benefit of the owners, and (c) it will not take any action with respect to the ordinary shares or ADSs to be deposited that is inconsistent with the transfer of ownership (including, without the consent of the depositary, disposing of the ordinary shares or ADSs to be deposited other than in satisfaction of the pre-release); (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs and such ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs; ADS Holder Information

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Each holder of ADSs will be required to provide such information as from time to time may be requested by the Company, or as may otherwise be required to be disclosed, in accordance with applicable law, the rules and requirements of any stock exchange or clearing system on which the ADSs are traded or the By-laws of the Company.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our ordinary shares or the ADSs. Future sales of ADSs in the public market after this offering, and the availability of ADSs for future sale, could adversely affect the market price of the ADSs prevailing from time to time. As described below, only a limited number of newly issued ADSs will be available for sale shortly after this offering due to contractual restrictions on transfers of ordinary shares. Nonetheless, sales of substantial amounts of the ADSs, or the perception that these sales could occur, could adversely affect prevailing market prices for the ADSs and could impair our future ability to raise equity capital.

Based on the number of shares outstanding on                     , 2013, upon completion of this offering,              ordinary shares will be outstanding, assuming no outstanding options or warrants are exercised. All of the ADSs sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any ADSs sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 promulgated under the Securities Act.

Additionally, of the options and warrants to purchase              ordinary shares outstanding as of             , 2013 and assuming no outstanding options or warrants are exercised and no exercise of the underwriters’ option to purchase additional ADSs, options and warrants exercisable for              ordinary shares will be vested and eligible for sale 180 days after the date of this prospectus.

Under the lock-up and market stand-off agreements described below and the provisions of Rules 144 and 701 under the Securities Act, and assuming no exercise of the underwriters’ option to purchase additional ADSs, these restricted securities will be available for sale in the public market as follows:

•	shares (including ordinary shares represented by ADSs) will be eligible for immediate sale on the date of this prospectus; and

•

             shares (including ordinary shares represented by ADSs) will be eligible for sale upon the expiration of the lock-up and market stand-off agreements 180 days after the date of this prospectus, provided that shares held by our affiliates will remain subject to volume, manner of sale, and other resale limitations set forth in Rule 144, as described below.

Rule 144

In general, persons who have beneficially owned restricted ordinary shares for at least six months, and any affiliate of the Company who owns either restricted or unrestricted ordinary shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

In general, a person who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell their securities pursuant to Rule 144 under the Securities Act provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted ordinary shares for at least six months, but who are our affiliates at the time of, or at any time during the 90 days preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1.0% of the number of ordinary shares then outstanding, which will equal approximately              ordinary shares immediately after the completion of this offering based on the number of ordinary shares outstanding as of                     , 2013; and

•	the average weekly trading volume of the ADSs on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale,

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will not become eligible for sale until the expiration of the restrictions set forth in those agreements. In addition, any Rule 701 shares held by employees who are French tax residents and who were granted stock options prior to September 28, 2012, may be subject to an additional holding period under the terms of the applicable stock option plan.

Options and Warrants to Purchase Ordinary Shares

We intend to file one or more registration statements on Form S-8 under the U.S. Securities Act to register all ordinary shares issued or issuable pursuant to the exercise of outstanding share options, employee warrants and non-employee warrants. We expect to file the registration statements, which will become effective immediately upon filing, shortly after the date of this prospectus. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holding periods, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Registration Rights

Upon the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional ADSs, the holders of 113,678,466 ordinary shares and 1,920,735 ordinary shares issuable upon the exercise of outstanding warrants, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section of this prospectus titled “Description of Share Capital—Registration Rights” for additional information.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act. Accordingly, restricted securities may be sold in offshore transactions in compliance with Regulation S.

Lock-Up Agreements

We, our directors and executive officers, and other holders of substantially all of our ordinary shares outstanding immediately prior to the completion of this offering, have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. on behalf of the underwriters and our prior written consent in case of the lock-up agreements executed by our directors and executive officers and the other shareholders, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs;

whether any transaction described above is to be settled by delivery of our ordinary shares, ADSs or such other securities, in cash or otherwise. J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. on behalf of the underwriters and we, for the lock-up agreements described above, will have discretion in determining if, and when, to release any shares or ADSs subject to lock-up agreements.

We do not currently expect any release of shares or ADSs subject to lock-up agreements prior to the expiration of the applicable lock-up periods. Upon the expiration of the applicable lock-up periods, substantially all of the ordinary shares and ADSs subject to such lock-up restrictions will become eligible for sale, subject to the limitations described above.

MATERIAL INCOME TAX CONSIDERATIONS

U.S. Federal Income Tax Consequences

The following discussion is limited to the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase ADSs pursuant to the offering and hold such ADSs as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold ADSs as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own) 10% or more (by voting power or value) of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ADSs that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds the ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of the ADSs.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs and the exchange of ADSs for our ordinary shares will not be subject to U.S. federal income tax.

Persons considering an investment in the ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to ADSs generally will be required to include the gross amount of such distribution (before reduction for any French withholding taxes) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ADSs. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ADSs, the remainder will be taxed as capital gain. Because we may not account for our income in accordance with U.S. federal income tax purposes, U.S. Holders should expect all distributions to be reported to them as dividends.

The U.S. dollar value of any distribution on the ADSs made in Euros generally should be calculated by reference to the exchange rate between the U.S. dollar and the Euro in effect on the date of receipt (or deemed receipt) of such distribution by the U.S. Holder regardless of whether the Euros so received are in fact converted into U.S. dollars at that time. If the Euros received are converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder generally should not recognize currency gain or loss on such conversion. If the Euros received are not converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder generally will have a basis in such Euros equal to the U.S. dollar value of such Euros on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of such Euros by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Distributions on the ADSs that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a passive foreign investment company, or PFIC, for the taxable year in which the dividend is paid or the preceding taxable year (see discussion below under “—Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs will be listed on Nasdaq, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on Nasdaq. Accordingly, we believe that dividends we pay on the ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will be considered readily tradeable on an established securities market in the United States in later years.

A U.S. Holder may be subject to French withholding taxes on dividends paid on the ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs (or ordinary shares underlying the ADSs) at a rate applicable to the U.S. Holder. A U.S. Holder may instead claim a deduction instead of a credit for United States federal income tax purposes in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under its particular circumstances

Sale, Exchange or Other Disposition of the ADSs

Subject to the discussion below under “Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of ADSs in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ADSs, both amounts determined in U.S. dollars. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or loss if, on the date of sale, exchange or other disposition, the ordinary share was held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of the ADSs will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of the average quarterly value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. In determining whether a foreign corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

The determination of our PFIC status is made annually after the close of each taxable year, because we hold and expect to continue to hold following this offering a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of the ADSs and ordinary shares, which may fluctuate considerably after this offering, it is difficult to predict whether we will be a PFIC in any taxable year. Even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become a PFIC and our United States counsel expresses no opinion with respect to our PFIC status in 2013 and also expresses no opinion regarding our PFIC status in the future.

If we are a PFIC in any taxable year during which a U.S. Holder owns ADSs, such U.S. Holder could be liable for additional taxes and interest charges upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ADSs, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the ADSs, whether or not we continue to be a PFIC. In these circumstances, the tax will be determined by allocating such distribution or gain ratably over the U.S. Holder’s holding period for the ADSs. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations as applicable to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds ADSs, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ADSs. If such election is made, the U.S. Holder will be deemed to have sold ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. Holder’s ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by the lower-tier PFIC and a disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

The tax consequences that would apply if we were a PFIC would be different from those described above if a timely and valid “mark-to-market” election is made by a U.S. Holder for the ADSs. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ADSs over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in the ADSs would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of the ADSs in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ADSs would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The ADSs will be marketable stock as long as they remain listed and are regularly traded. A mark-to-market election will not apply to the ADSs for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any subsidiary that we own. Accordingly, a U.S. Holder may continue to be subject to the PFIC rules with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the ADSs

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. Holder were able to make a valid “qualified electing fund,” or QEF, election. As we do not expect to provide U.S. Holders with the information required in order to permit a QEF election, prospective investors should assume that a QEF election will not be available.

Each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the purchase, ownership and disposition of ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ADSs in the event we are considered a PFIC.

Medicare Tax

In general, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will include its gross dividend income and its net gains from the disposition of ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ADSs.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in the ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of the ADSs may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if (1) the holder fails to provide an accurate taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

French Tax Consequences

The following generally summarizes the material French income tax consequences to U.S. Holders (as defined below) of purchasing, owning and disposing of our ADSs and ordinary shares, or the Securities.

This discussion is intended only as a general summary and does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of our securities to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.

France has recently introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules provide inter alia for the inclusion of trust assets in the settlor’s net assets for purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities held in trusts. If securities are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

The description of the French income tax and wealth tax consequences set forth below is based on the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, or the Treaty, which came into force on December 30, 1995 (as amended by any subsequent protocols, including the protocol of January 13, 2009), and the tax guidelines issued by the French tax authorities in force as of the date of this prospectus.

For the purposes of this discussion, the term “U.S. Holder” means a beneficial owner of securities that is (1) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (2) a U.S. domestic corporation or certain other entities created or organized in or under the laws of the United States or any state thereof, including the District of Colombia, or (3) otherwise subject to U.S. federal income taxation on a net income basis in respect of securities.

If a partnership holds securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds securities, such holder is urged to consult its own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

This discussion applies only to investors that hold our securities as capital assets that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision contained in the Treaty, and whose ownership of the securities is not effectively connected to a permanent establishment or a fixed base in France. Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.

This summary does not constitute a legal opinion or tax advice. U.S. Holders are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the ‘‘Limitations on Benefits’’ provision.

Estate and Gift Taxes and Transfer Taxes

In general, a transfer of securities by gift or by reason of death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Pursuant to Article 235 ter ZD of the Code général des impôts (French Tax Code, or FTC), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or an exchange formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.2% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year. Nasdaq is not currently acknowledged by the French AMF but this may change in the future. A list of French relevant companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually by the French State.

Following this offering, purchases of Criteo’s securities may be subject to such tax provided that its market capitalization exceeds 1 billion euros and that Nasdaq is acknowledged by the French AMF.

Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) applies only to individuals and does not generally apply to securities held by a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. Holder does not own directly or indirectly more than 25% of the issuer’s financial rights.

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 30%. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. Holders entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 30% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder who is a U.S. resident as defined pursuant to the provisions of the Treaty and whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. Holder has in France, is generally reduced to 15%, or to 5% if such U.S. Holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

For U.S. Holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the ‘‘Limitation on Benefits’’ provision of the Treaty, are complicated, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. Holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.

Dividends paid to an eligible U.S.Holder may immediately be subject to the reduced rates of 5% or 15% provided that such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Dividends paid to a U.S. Holder that has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 30%, or 75% if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid. Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Form 5000 and Form 5001, together with instructions, will be provided by the depositary to all U.S. Holders registered with the depositary. The depositary will arrange for the filing with the French Tax authorities of all such forms properly completed and executed by U.S. Holders of ordinary shares or ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to obtain immediately a reduced withholding tax rate.

The withholding tax refund, if any, ordinarily occurs within 12 months from filing the applicable French Treasury Form, but not before January 15 of the year following the calendar year in which the related dividend was paid.

Tax on Sale or Other Disposition

In general, under the Treaty, a U.S. Holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption (other than redemption proceeds characterized as dividends under French domestic tax law or administrative guidelines), sale or exchange of ordinary shares or ADSs unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. Special rules apply to U.S. Holders who are residents of more than one country.

ENFORCEMENT OF CIVIL LIABILITIES

Criteo S.A. is a corporation organized under the laws of France. The majority of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors:

•	to obtain jurisdiction over us or our non-U.S. resident officers and directors in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal securities laws;

•	to enforce judgments obtained in such actions against us or our non-U.S. resident officers and directors;

•	to bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us or our non-U.S. resident officers or directors; and

•	to enforce against us or our directors in non-U.S. courts, including French courts, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws.

Nevertheless, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France provided that a French judge considers that this judgment meets the French legal requirements concerning the recognition and the enforcement of foreign judgments and is capable of being immediately enforced in the United States. A French court is therefore likely to grant the enforcement of a foreign judgment without a review of the merits of the underlying claim, only if (1) that judgment resulted from legal proceedings compatible with French standards of due process, (2) that judgment does not contravene international public order and public policy of France and (3) the jurisdiction of the United States federal or state court has been based on principles of French private international law. The French court would also require that the U.S. judgment is not tainted with fraud and is not incompatible with a judgment rendered by a French court in the same matter, or with an earlier judgment rendered by a foreign court in the same matter.

In addition, French Law guarantees full compensation for the harm suffered but is limited to the actual damages, so that the victim does not suffer or benefit from the situation. Such system excludes damages such as, but not limited to, punitive and exemplary damages.

As a result, the enforcement, by U.S. investors, of any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities law against us or members of our board of directors, officers or certain experts named herein who are residents of France or countries other than the United States would be subject to the above conditions.

Finally, there may be doubt as to whether a French court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in France against us or such members, officers or experts, respectively.

UNDERWRITING

We are offering the ADSs described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Jefferies LLC are acting as joint book-running managers of the offering. J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Jefferies LLC are also acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Jefferies LLC
Stifel, Nicolaus & Company, Incorporated
Pacific Crest Securities LLC
SG Americas Securities, LLC
William Blair & Company, L.L.C.

Total

The underwriters are committed to purchase all the ADSs offered by us if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to $             per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to purchase up to              additional ADSs from us to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any ADSs are purchased with this over-allotment option, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting fee is $             per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Per ADS		Total
	No exercise	Full exercise	No exercise	Full exercise
Criteo S.A.	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We have agreed that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, we will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing (other than a filing on Form S-8 relating to our existing Stock Option Plans and other delegations of authority from our shareholders), or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, ADSs or any such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our ordinary shares, ADSs or such other securities, in cash or otherwise, in each case without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc.

Our directors, executive officers and other holders of substantially all of our ordinary shares outstanding immediately prior to the completion of this offering have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and us (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for any of our ordinary shares or ADSs (including, without limitation, ordinary shares, ADSs or such other securities which may be deemed to be beneficially owned by such directors, executive officers and shareholders in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a share option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any of our ordinary shares, ADSs or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of our ordinary shares, ADSs or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for our ordinary shares or ADSs.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to                              of the ADSs offered by this prospectus for sale to                                                                            through a directed ADS program. If these persons purchase such reserved ADSs, this will reduce the number of ADSs available for sale to the general public. The transfer restrictions contained in the lock-up agreements with the underwriters referred to above shall also apply to any ADSs purchased in the directed ADS program and participants in the directed ADS program will be required to enter into such a lock-up agreement with the underwriters relating to the shares so purchased if they have not executed such a lock-up agreement with the underwriters. Any such reserved ADSs that are not purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We intend to list the ADSs on Nasdaq under the symbol “CRTO.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for the ADSs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), from and including the date on which the European Union Prospectus Directive (the ‘‘EU Prospectus Directive’’) was implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, New York 10179. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with our sale of shares in this offering. With the exception of the registration fee payable to the SEC and the filing fee payable to FINRA all amounts are estimates.

Itemized Expenses	Amount
SEC registration fee	$	*
Listing fee		*
FINRA filing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total	$	*

*	To be provided by amendment.

LEGAL MATTERS

Cooley LLP, New York, New York, is representing the Company in connection with this offering. Jones Day, Paris, France, will pass upon the validity of the ordinary shares represented by the ADSs offered hereby and other legal matters concerning this offering relating to French law, including matters of French income tax law. Latham and Watkins LLP, New York, New York, is representing the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements as of December 31, 2010, 2011 and 2012 and for each of the three years ended December 31, 2010, December 31, 2011 and December 31, 2012, included in this prospectus have been audited by Deloitte & Associés, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte & Associés are located at 185 avenue Charles de Gaulle, 92524 Neuilly-sur-Seine Cedex, France.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the ADSs offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of Criteo, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Criteo, that file electronically with the Securities and Exchange Commission.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, following this offering, we intend to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K.

We maintain a corporate website at www.criteo.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Criteo S.A.

Paris, France

We have audited the accompanying consolidated statements of financial position of Criteo S.A. and subsidiaries (the “Company”) as of December 31, 2010, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Criteo S.A. and subsidiaries as of December 31, 2010, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/ Deloitte & Associés

Paris, France

May 29, 2013

Consolidated Statements of Income

		Year Ended December 31,
	Notes	2010(1)	2011(1)	2012
		(in thousands of euros)
Revenue	5	€65,626	€143,562	€271,855

Cost of revenue:
Traffic acquisition costs	6	(35,796)	(79,060)	(157,707)
Other cost of revenue		(2,517)	(5,690)	(12,662)

Gross profit		27,313	58,812	101,486

Operating expenses:
Research and development expenses	6/7	(2,433)	(8,786)	(14,285)
Sales and operations expenses	6/7	(11,723)	(30,830)	(58,047)
General and administrative expenses	6/7	(5,741)	(9,309)	(20,208)

Total operating expenses		(19,897)	(48,925)	(92,540)

Income from operations		7,416	9,887	8,946

Financial income (expense)	9	(34)	628	(1,559)

Income before taxes		7,382	10,515	7,387

Provision for income taxes	10	(2,668)	(4,391)	(6,556)

Net income		€4,714	€6,124	€831

Net income available to shareholders of Criteo S.A.		€4,714	€6,124	€981

Net income available to non-controlling interests		€—	€—	€(150)

Net income allocated to shareholders per share:
Basic	19	€0.133	€0.056	€0.009

Diluted	19	€0.131	€0.052	€0.008

(1)	Periods presented as of December 31, 2010 and 2011 may differ from those previously presented as a result of reclassifications described in note 1.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
	2010	2011	2012
	(in thousands of euros)
Net income	€4,714	€6,124	€831

Foreign currency translation differences, net of taxes	(65)	(262)	383
Foreign currency translation differences	(65)	(262)	383
Income tax effect	—	—	—
Actuarial gains (losses) on employee benefits, net of taxes	—	—	(255)

Actuarial gains (losses) on employee benefits	—	—	(300)
Income tax effect	—	—	45

Comprehensive income	€4,649	€5,862	€959

Attributable to shareholders of Criteo S.A.	€4,649	€5,862	€1,074
Attributable to non-controlling interests	€—	€—	€(115)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

		Year Ended December 31,
	Notes	2010(1)	2011(1)	2012
		(in thousands of euros)
Intangible assets	12	€23	€300	€721
Property, plant and equipment	13	2,005	5,847	14,566
Non-current financial assets	14	774	916	6,924
Deferred tax assets	10	1,073	1,238	1,026

Total non-current assets		3,875	8,301	23,237

Trade receivables, net of allowances	15	15,055	33,423	60,685
Current tax assets		48	18	1,866
Other current assets	16	4,563	5,850	8,080
Cash and cash equivalents	17	15,552	16,382	43,262

Total current assets		35,218	55,673	113,893

Total assets		€39,093	€63,974	€137,130

		Year Ended December 31,
	Notes	2010(1)	2011(1)	2012
		(in thousands of euros)
Share capital	18	€360	€368	€1,178
Additional paid-in capital		16,799	17,262	46,542
Currency translation adjustment		(59)	(317)	72
Consolidated reserves		(3,733)	2,369	11,913
Retained earnings		4,714	6,124	981

Equity—attributable to shareholders of Criteo S.A.		18,081	25,806	60,686

Non-controlling interests		—	—	(245)

Total equity		18,081	25,806	60,441

Financial liabilities—non current portion	21	230	—	4,181
Retirement benefit obligation	20	86	165	582
Deferred tax liabilities		—	—	15

Total non-current liabilities		316	165	4,778

Financial liabilities—current portion	21	545	877	2,072
Provisions		—	691	755
Trade payables		11,135	22,260	50,340
Current tax liabilities		2,184	3,928	3,203
Other current liabilities		6,832	10,247	15,541

Total current liabilities	23	20,696	38,003	71,911

Total liabilities		21,012	38,168	76,689

Total equity and liabilities		€39,093	€63,974	€137,130

(1)	Periods presented as of December 31, 2010 and 2011 may differ from those previously presented as a result of reclassifications described in note 1.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2010(1)	2011(1)	2012
	(In thousands of euros)
Net income	€4,714	€6,124	€831

Non-cash and non-operating items	4,263	9,148	15,920

Amortization and provisions	721	3,360	5,751
Share-based payment expense	867	1,395	3,556
Net gain or loss on disposal of non-current assets	—	(2)	31
Interest paid	—	—	19
Non-cash financial income and expenses	7	4	8
Change in deferred taxes	298	(157)	219
Income tax for the period	2,370	4,548	6,336

Changes in working capital related to operating activities	(1,729)	(5,541)	3,427

(Increase)/decrease in trade receivables	(8,797)	(17,862)	(29,041)
Increase/(decrease) in trade payables	6,247	10,418	30,304
(Increase)/decrease in other current assets	(3,684)	(1,257)	(2,616)
Increase/(decrease) in other current liabilities	4,505	3,160	4,780

Income taxes paid	(234)	(2,764)	(8,366)

Cash from operating activities	7,014	6,967	11,812

Acquisition of intangible assets, property, plant and equipment	(1,717)	(6,400)	(13,584)
Proceeds from disposal of intangible assets, property, plant and equipment	—	—	11
Change in other non current financial assets	(558)	(125)	(6,037)

Cash used for investing activities	(2,275)	(6,525)	(19,610)

Issuance of long-term borrowings	—	—	6,100
Repayments of borrowings	(115)	(230)	(436)
Interest paid	—	—	(19)
Proceeds from capital increase	5,026	471	30,081
Change in other financial liabilities	—	—	177

Cash from financing activities	4,911	241	35,903

Change in net cash and cash equivalents	9,650	683	28,105

Net cash and cash equivalents at beginning of period	5,565	15,187	15,685
Effect of exchange rate changes on cash and cash equivalents	(28)	(185)	(528)

Net cash and cash equivalents at end of period	€15,187	€15,685	€43,262

(1)	Periods presented as of December 31, 2010 and 2011 may differ from those previously presented as a result of reclassifications described in note 1.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share capital	Additional paid-in capital	Currency translation reserve	Consolidated reserves	Retained earning	Equity attributable to shareholders of Criteo S.A.	Non-controlling interests	Total shareholders’ equity
	(in thousands of euros)
Balance at January 1, 2010	€338	€11,795	€6	€(3,444)	€(1,156)	€7,539	€—	€7,539

Net income	—	—	—	—	4,714	4,714	—	4,714
Other comprehensive income	—	—	(65)	—	—	(65)	—	(65)

Total comprehensive income (loss)	—	—	(65)		4,714	4,649	—	4,649

Allocation of net income from prior period	—	—	—	(1,156)	1,156	—	—	—
Issuance of ordinary and preferred shares	22	5,004	—	—	—	5,026	—	5,026
Share-based compensation	—	—	—	867	—	867	—	867

Balance at December 31, 2010	360	16,799	(59)	(3,733)	4,714	18,081	—	18,081

Net income	—	—	—	—	6,124	6,124	—	6,124
Other comprehensive loss	—	—	(262)	—	—	(262)	—	(262)

Total comprehensive income loss	—	—	(262)		6,124	5,862	—	5,862

Allocation of net income (loss) from prior period	—	—	—	4,714	(4,714)	—	—	—
Issuance of ordinary and preferred shares	8	463	—	—	—	471	—	471
Share-based compensation	—	—	—	1,395	—	1,395	—	1,395
Other changes in equity	—	—	4	(7)	—	(3)	—	(3)

Balance at December 31, 2011	368	17,262	(317)	2,369	6,124	25,806	—	25,806

Net income (loss)	—	—	—	—	981	981	(150)	831
Other comprehensive income (loss)	—	—	348	(255)	—	93	35	128

Total comprehensive income (loss)	—	—	348	(255)	981	1,074	(115)	959

Allocation of net income (loss) from prior period	—	—	—	6,124	(6,124)	—	—	—
Issuance of ordinary and preferred shares	810	29,271	—	—	—	30,081	—	30,081
Share-based compensation	—	—	—	3,485	—	3,485	72	3,557
Change in consolidation scope	—	—	41	199	—	240	(202)	38
Other changes in equity	—	9	—	(9)	—	—	—	—

Balance at December 31, 2012	€1,178	€46,542	€72	€11,913	€981	€60,686	€(245)	€60,441

A portion of consolidated reserves is used from time to time to transfer profits from retained earnings for appropriation purposes. There is no policy of regular transfer.

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Criteo S.A. is a global technology company that enables e-commerce companies and brands to leverage large volumes of granular data to efficiently and effectively attract, engage and convert their customers. In these notes, Criteo S.A. is referred to as the Parent and together with its subsidiaries, collectively, as the Company or we. The Company uses its proprietary predictive software algorithms coupled with its deep insights into expressed consumer intent and purchasing habits to price and deliver highly relevant and personalized internet and mobile display advertisements in real time.

Note 1—Significant Events and Transactions of the Periods

Significant Transactions

New lease agreement for our registered office

On January 20, 2012, Criteo S.A. entered into a 9-year lease agreement in relation to premises located 32 rue Blanche, 75009 Paris, where our new registered office is now located.

This agreement required a security deposit in the amount of €5.6 million, corresponding to the new premises’ annual rent. A French financial institution has accepted to grant this guarantee to the lessor, subject to the Parent pledging the same amount to be held in an interest-bearing bank account.

In accordance with IAS 7—Cash Flow Statement, the €5.6 million pledged interest-bearing bank deposit has been reclassified from “Cash and cash equivalents” to “Non-current financial assets” during the period ended December 31, 2012 as reflected in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows (included in the change in other non-current financial assets).

Strategic Alliance with Yahoo! Japan—Change in Consolidation Scope

On August 27, 2012, Criteo S.A. and its Japanese subsidiary, Criteo KK, entered into a strategic alliance with Yahoo! Japan Corporation (“Yahoo! Japan”) in order to co-operate in developing a similar solution using Yahoo! Japan’s online inventory. Following this agreement, Yahoo! Japan has acquired a 34% non-controlling interests in Criteo KK.

The Parent has decreased its interest in Criteo KK without losing control. As a result, no adjustment has been made to the assets and liabilities of Criteo KK and no gain or loss has been reported in the Consolidated Statement of Income.

From August 27, 2012 to December 31, 2012, the consolidated net loss for the period attributable to non-controlling interests of €150 thousand has been recognized in the Consolidated Statement of Income.

Share capital increase

On September 14, 2012, we completed a new financing round under which the share capital was increased by €29,999,987.82 pursuant to the issuance of 6,651,882 Series D preferred shares at a price of €4.51 per share, attributed to funds affiliated with SoftBank Capital, Yahoo! Japan, SAP Ventures, funds affiliated with Adams Street and funds affiliated with Bessemer (See note 18).

Changes in the Organization

During the year ended December 31, 2012, we have significantly strenghtened our corporate functions as illustrated by the appointments of Benoit Fouilland as Chief Financial Officer on March 1, 2012 and Antoine Mingalon as Cultural Chief Officer on May 18, 2012 (See note 25).

We migrated to a new financial information system and implemented an SAP solution for the accounting, financial analysis, procurement and human resources functions. Financial reporting processes and policies have been revised accordingly.

As a result of these changes, the presentation of the Consolidated Financial Statements has been changed for the year ended December 31, 2012 from that used in prior periods to reflect the revised allocation policies. Certain reclassifications and related adjustments have been made to the years ended December 31, 2010 and December 31, 2011 to conform with the current year presentation and ensure better comparability, and are detailed in the table below:

	Year Ended December 31,
	2010						2011
	Revenue	Cost of Revenue	R&D Expenses	S&O Expenses	G&A Expenses	Income from Operations	Revenue	Cost of Revenue	R&D Expenses	S&O Expenses	G&A Expenses	Income from Operations
	(in thousands of euros)
Previously presented financial data	€65,626	€(37,704)	€(2,932)	€(12,633)	€(4,941)	€7,416	€143,562	€(84,928)	€(8,700)	€(31,750)	€(8,297)	€9,887
Effect of reallocations and immaterial adjustments	—	(609)	499	910	(800)	—	—	178	(86)	920	(1,012)	—

Reclassified financial information	€65,626	€(38,313)	€(2,433)	€(11,723)	€(5,741)	€7,416	€143,562	€(84,750)	€(8,786)	€(30,830)	€(9,309)	€9,887

Also, as a result of these changes, certain reallocations have been performed affecting the periods ended December 31, 2010 and December 31, 2011 for certain line items in the Consolidated Statements of Income as disclosed in the above table as well as certain line items in the Consolidated Statements of Financial position and the Consolidated Statements of Cash Flows for an immaterial amount. Comparative financial information for the years ended December 31, 2010 and 2011 may differ from those previously reported due to these immaterial adjustments.

Note 2—General Information and Statement of Compliance

General Information

The accompanying Consolidated Financial Statements and notes present the operations of Criteo S.A., and its subsidiaries. Criteo S.A., the parent company, is a corporate venture under French law (société anonyme) and has its registered office located at 32, rue Blanche, 75009 Paris.

Our Consolidated Financial Statements as of December 31, 2012 have been prepared under the responsibility of Criteo S.A.’s management. The Consolidated Financial Statements were approved by the Board of Directors of Criteo S.A. on April 18, 2013.

All amounts are expressed in thousands of euros, unless stated otherwise.

The closing date of Consolidated Financial Statements is December 31 of each year. Individual statements included into these Consolidated Financial Statements have been prepared at the closing date of the consolidated statements, i.e. December 31, and cover the twelve-month period then ended.

Statement of Compliance

Our Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ending December 31, 2012. Comparative figures are presented for December 31, 2010 and 2011.

IFRS include International Financial Reporting Standards (IFRS), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standing Interpretations Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”). The main accounting methods used to prepare the Consolidated Financial Statements are described below. These methods were used for all years presented.

Recent Accounting Pronouncements Applicable on January 1, 2012

The amendments and revisions of standards and interpretations which became applicable on January 1, 2012 and which were not required to be applied by us or did not have a significant impact on the Consolidated Financial Statements on December 31, 2012 are primarily Amendment to IFRS 7—Disclosures—Transfers of financial assets (issued October 2010).

Recent Accounting Pronouncements Applicable on January 1, 2013

The following pronouncements and related amendments are applicable for annual accounting periods beginning January 1, 2013, with retrospective application from January 1, 2012. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash-flows.

Consolidation, Joint Ventures and Separate Financial Statements

IFRS 10—Consolidated Financial Statements

IFRS 10—Consolidated Financial Statements (“IFRS 10”) replaces the guidance on “consolidation” in IAS 27—Consolidated and Separate Financial Statements (“IAS 27”), and SIC 12—Consolidation—Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

IFRS 11—Joint Arrangements

IFRS 11—Joint Arrangements (“IFRS 11”) replaces the guidance on “joint ventures” in IAS 31—Interests in Joint Ventures, and SIC 13—Jointly Controlled Entities—Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method and eliminates the option to proportionally consolidate.

IAS 27—Separate Financial Statements

IAS 27 has been amended for the issuance of IFRS 10, but retains the current guidance for separate financial statements.

We do not anticipate adoption of the pronouncements and amendments described above will have a material impact on our results of operations, financial position or cash-flows.

Other Recent Accounting Pronouncements Applicable on January 1, 2013 and Thereafter

Certain pronouncements were issued by the IASB or the IFRIC that may be applicable to us will be effective for accounting periods beginning on or after January 1, 2013.

IAS 19—Employee Benefits

IAS 19—Employee Benefits (“IAS 19”) has been amended for annual accounting periods beginning January 1, 2013, with retrospective application. The new standard introduces a measure of net interest income (expense) computed on the net pension asset (obligation) that will replace separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The new standard also requires immediate recognition of past service costs associated with benefit plan changes. Under the current standard, past service costs are recognized over the vesting period. We do not anticipate the revised standard will have a material impact on our results of operations, financial position or cash-flows.

Other Pronouncements and Amendments

The following pronouncements are applicable for annual accounting periods beginning January 1, 2013, and we do not anticipate that the adoption of these pronouncements will have a material impact on our results of operations, financial position or cash-flows.

IFRS 13—Fair Value Measurement

IFRS 13—Fair Value Measurement defines “fair value” and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. The new standard reduces complexity and improves consistency by clarifying the definition of fair value and requiring its application to all fair value measurements.

2009 – 2011 Cycle—Annual Improvements to IFRSs

The Annual Improvements to IFRSs for the 2009 – 2011 Cycle (“Annual Improvements”) make non-urgent but necessary amendments to several IFRSs. Among several changes, the Annual Improvements: (1) amend IAS 16—Property, Plant and Equipment, to clarify the classification of servicing equipment; (2) amend IAS 32—Financial Instruments: Presentation, to clarify the treatment of income tax relating to distributions and transaction costs; and (3) amend IAS 34—Interim Financial Reporting, to clarify the disclosure requirements for segment assets and liabilities in interim financial statements.

The following pronouncement is effective for annual accounting periods beginning January 1, 2015, and we are currently determining its impact on our results of operations, financial position and cash flows:

IFRS 9—Financial Instruments (Classification and Measurement)

IFRS 9—Financial Instruments (Classification and Measurement) replaces the guidance on “classification and measurement” of financial instruments in IAS 39—Financial Instruments—Recognition and Measurement (“IAS 39”). The new standard requires a consistent approach to the classification of financial assets and replaces the numerous categories of financial assets in IAS 39 with two categories, measured at either amortized cost or at fair value. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

The following pronouncements and related amendments, listed by applicable annual accounting period effective date, relate to presentation and disclosure and we do not anticipate that the adoption of these pronouncements will have a material impact on our results of operations, financial position or cash-flows.

IFRS 7—Financial Instruments: Disclosures (amendments effective January 1, 2013 and 2015);

IFRS 12—Disclosure of Interests in Other Entities (effective January 1, 2013); and

IAS 32—Financial Instruments: Presentation (amendment effective January 1, 2014).

Note 3—Principles and Accounting Methods

Basis of Preparation

The Consolidated Financial Statements have been prepared assuming a going concern and using the historical cost principle with the exception of certain assets and liabilities that are measured at fair value in accordance with IFRS. The categories concerned are detailed in the following notes.

Consolidation Methods

We have control over all our subsidiaries, and consequently they are all fully consolidated. The table below presents at each period’s end and for all entities included in the consolidation scope the following information:

•	Country of incorporation and
•	Percentage of voting rights and ownership interests.

		Year Ended December 31,
		2010		2011		2012
	Country	Voting Rights	Ownership Interest	Voting Rights	Ownership Interest	Voting Rights	Ownership Interest	Consolidation Method

Parent
Criteo S.A.	France	100%	100%	100%	100%	100%	100%	Parent Company

French subsidiary
Criteo France SAS	France	100%	100%	100%	100%	100%	100%	Fully consolidated

Foreign subsidiaries
Criteo Ltd	United Kingdom	100%	100%	100%	100%	100%	100%	Fully consolidated
Criteo Corp	United States	100%	100%	100%	100%	100%	100%	Fully consolidated
Criteo GmbH	Germany	100%	100%	100%	100%	100%	100%	Fully consolidated
Criteo KK	Japan	—	—	100%	100%	66%	66%	Fully consolidated
Criteo Do Brasil LTDA	Brazil	—	—	100%	100%	100%	100%	Fully consolidated
Criteo BV	Netherlands	—	—	100%	100%	100%	100%	Fully consolidated
Criteo Pty	Australia	—	—	100%	100%	100%	100%	Fully consolidated
Criteo Srl	Italy	—	—	100%	100%	100%	100%	Fully consolidated

Functional Currency and Translation of Financial Statements in Foreign Currency

The Consolidated Financial Statements are presented in euros, which is also the functional currency of the Parent. The statements of financial position of consolidated entities having a functional currency different from the euro are translated into euros at the closing exchange rate (spot exchange rate at the statement of financial position date), and the statements of income, statements of comprehensive income and statements of cash flow of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Cumulative translation adjustment” in the Consolidated Statements of Changes in Equity.

Conversion of Foreign Currency Transactions

Foreign currency transactions are converted to euros at the rate of exchange applicable on the transaction date. At period-end, foreign currency monetary assets and liabilities are converted at the rate of exchange prevailing on that date. The resulting exchange gains or losses are recorded in the Consolidated Statements of Income in “Other financial income (loss)” with the exception of exchange differences arising from monetary items that form part of the reporting entity’s net investment in a foreign operation which are recognised in other comprehensive income; they will be recognized in profit or loss on disposal of the net investment.

Intangible Assets

Acquired intangible assets are accounted for at acquisition cost, less cumulative amortization and any impairment loss. Acquired intangible assets are primarily composed of software amortized on a straight-line basis over their estimated useful lives comprised between one and three years. Intangible assets are reviewed for impairment whenever events or changes in circumstances such as, but not limited to, significant declines in revenue, earnings or cash flows or material adverse changes in the business climate indicate that the carrying amount of an asset may be impaired.

Costs related to customized internal-use software that have reached the development stage are capitalized. These capitalized costs include costs associated with our internal SAP solution, such as our licenses related thereto and the interfaces for, and testing of, this solution. Capitalization of such costs begins when the preliminary project stage is complete and stops when the project is substantially complete and is ready for its intended purpose. In making this determination, several analyses for each phase were performed, including analysis of the feasibility, availability of resources, intention to use and future economic benefits. Amortization of these costs begins when capitalization stops and is calculated on a straight-line basis over the assets’ useful lives estimated at three to five years. Other pre- and post-implementation costs related to our internal SAP solution have been expensed as incurred.

Our research and development efforts are focused on enhancing the performance of our solution and improving the efficiency of the services we deliver to our clients. All development costs, principally headcount-related costs, are expensed as management determines that technological feasibility is reached shortly before the release of those products and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products are not material and accordingly are expensed as incurred.

Property, Plant and Equipment

Property, plant and equipment are accounted for at acquisition cost less cumulative depreciation and any impairment loss.

Depreciation is calculated on a straight-line basis over the assets’ estimated useful lives as follows:

Fixtures and Fittings (mainly composed of leasehold improvements)	5 to 10 years
Furniture and Equipment (mainly composed of datacenter and office equipment)	1 to 5 years

Leasehold improvements are depreciated over their useful life or over the lease term, whichever is shorter.

The gains and losses on disposal of assets are determined by comparing selling price with the net book value of the disposed asset. Residual values and the duration of assets’ useful lives are revised and, if applicable, adjusted at each closing date for each reporting period.

Impairment of Assets

In accordance with IAS 36—Impairment of Assets, whenever events or changes in market conditions indicate a risk of impairment of intangible assets and property, plant and equipment,

a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their recoverable amount, which is defined as the greater of fair value (less costs to sell) and value in use. Value in use is measured by discounting the expected future cash flows from continuing use of the asset and its ultimate disposal.

In the event that the recoverable value is lower than the net carrying value, the difference is recognized as an impairment loss. Impairment losses for property, plant and equipment or intangible assets with finite useful lives can be reversed if the recoverable value becomes higher than the net carrying value (but not exceeding the loss initially recorded).

Leases

Assets acquired under finance leases are capitalized when the lease contract transfers substantially all the risks and rewards incidental to ownership to us. Criteria used to assess whether a contract should be classified as a finance lease or an operating lease include:

•	the term of the lease compared with the useful life of the asset;

•	total future lease payments compared with fair value of the asset financed;

•	whether or not ownership is transferred at the end of the lease term;

•	existence of a purchase option favourable to the lessee; and

•	type of asset leased.

Financial Assets

Financial assets, excluding cash, consist exclusively in loans and receivables. Loans and receivables are non-derivative financial assets with a payment, which is fixed or can be determined, not listed on an active market. They are included in current assets, except those that mature more than twelve months after the reporting date.

Loans are measured at amortized cost using the effective interest method. The recoverable amount of loans and advances is estimated whenever there is an indication that the asset may be impaired and at least on each reporting date. If the recoverable amount is lower than the carrying amount, an impairment loss is recognized in the Consolidated Statements of Income.

We carry our accounts receivable at net realizable value. On a periodic basis, our management evaluates our accounts receivable and determines whether to provide an allowance or if any accounts should be written down and charged to expense as a bad debt. The evaluation is based on a past history of collections, current credit conditions, the length of time the account is past due and a past history of write downs. A receivable is considered past due if we have not received payments based on agreed-upon terms.

A higher default rate than estimated or a deterioration in our clients’ creditworthiness could have an adverse impact on our future results. Allowances for doubtful accounts on trade receivables are recorded in “Sales and operations expenses” in our Consolidated Statements of Income. We generally do not require any security or collateral to support our receivables.

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits with banks. Cash equivalents include short-term, highly liquid investments (with a maturity of less than three months), for which the risk of changes in value is considered to be insignificant. Mutual funds and demand deposits therefore meet the definition of cash equivalents. Cash equivalents are measured at fair value and any changes are recognized in the Consolidated Statements of Income.

Employee Benefits

Depending on the laws and practices of the countries in which we operate, employees may be entitled to compensation when they retire or to a pension following their retirement. For state-managed plans and other defined contribution plans, we recognize them as expenses when they become payable, our commitment being limited to our contributions.

In accordance with IAS 19, the liability with respect to defined benefit plans is estimated using the projected unit credit method. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is valued separately to obtain the final obligation. The final amount of the liability is then discounted.

The main assumptions used to calculate the liability are:

•	discount rate;

•	inflation rate;

•	future salary increases; and

•	employee turnover.

Service costs are recognized in profit or loss and are allocated by function.

Finance costs are presented as part of “Financial income (expense)” in the Consolidated Statements of Income.

Effective January 1, 2012, we started recognizing actuarial gains and losses in other comprehensive income. Actuarial gains and losses arise as a result of changes in actuarial assumptions or experience adjustments (differences between the previous actuarial assumptions and what has actually occurred). We believe it results in providing more relevant information, minimizing the effect of volatility in the Consolidated Statement of Income. Prior periods have not been modified as the effect of the change in accounting policy on prior periods is immaterial.

Provisions

We recognize provisions in accordance with IAS No. 37—Provisions, Contingent Liabilities and Contingent Assets, if the following three conditions are met:

•	we have a present obligation (legal or constructive) towards a third-party that arises from an event prior to the closing date;

•	it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

•	the obligation amount can be estimated reliably.

With respect to litigations and claims that may result in a provision to be recognized, we exercise significant judgment in measuring and recognizing provisions or determining exposure to contingent liabilities that are related to pending litigation or other outstanding claims. These judgment and estimates are subject to change as new information becomes available.

Financial Liabilities

Financial liabilities are initially recorded at their fair value at the transaction date. Subsequently they are measured at amortized cost using the effective interest method.

Revenue Recognition

We sell personalized display advertisements featuring product-level recommendations either directly to clients or to advertising agencies, which we collectively refer to as our clients, and generate revenue when a user clicks on the banner ad. We price our advertising campaigns on a cost per click (“CPC”) model based on the number of clicks generated by users on each advertising campaign.

Revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on specified CPCs and related campaign budgets. We recognize revenue when four basic criteria are met: (1) persuasive evidence exists of an arrangement with the client reflecting the terms and conditions under which the services will be provided; (2) services have been provided or delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Collectability is assessed based on a number of factors, including the creditworthiness of a client, the size and nature of a client’s website and transaction history. Amounts billed or collected in excess of revenue recognized are included as deferred revenue. An example of this deferred revenue would be arrangements where clients request or are required by us to pay in advance of delivery.

We recognize revenue from the delivery of display advertisements in the period in which the display advertisements are delivered. Specifically, we recognize revenue for display ad delivery through our solution once the consumer clicks on the personalized banner displayed by us on the client’s website for CPC ad campaigns. For CPC ad campaigns, sales are valued at the fair value of the amount received. Rebates and discounts granted to clients, along with free or extended advertising campaigns, are recorded as a deduction from revenue.

We also generate revenue from the sale of personalized display advertisements on a cost per thousand impressions (“CPM”) basis or on a cost per acquisition (“CPA”) basis as well as fees for packaged sales of advertising on our clients’ websites. We recognize revenue on a CPM basis as impressions are delivered, while revenue on a CPA basis is recognized once the final user purchases an item on the advertiser’s website. Fees related to packaged sales are recognized monthly on a flat fee basis.

In the normal course of business, we act as an intermediary in executing transactions with third parties. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether we are acting as the principal or an agent in our transactions. In determining whether we act as the principal or an agent, we follow the accounting guidance for principal-agent considerations. The determination of whether we are acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of each arrangement. While none of the factors individually are considered presumptive or determinative, because we are the primary obligor and are responsible for (1) identifying and contracting with third-party clients; (2) establishing the selling prices of the display advertisements sold; (3) performing all billing and collection activities, including retaining credit risk; and (4) bearing sole responsibility for fulfillment of the advertising, we act as the principal in these arrangements and therefore report revenue earned and costs incurred related to these transactions on a gross basis.

Cost of Revenue

Our cost of revenue primarily includes traffic acquisition costs and other cost of revenue.

Traffic Acquisition Costs.    Traffic acquisition costs consist primarily of purchases of impressions from publishers on a CPM basis. We purchase impressions directly from publishers or third-party intermediaries, such as advertisement exchanges. We recognize cost of revenue on a publisher by publisher basis as incurred. Costs owed to publishers but not yet paid are recorded in our Consolidated Statements of Financial Position as accounts payable and accrued expenses.

Under our current agreements with our publishers, we only commit to purchase a defined volume of impressions from any given publisher to the extent that a pre-determined click through rate (“CTR”) is reached. If the publisher fails to reach the targeted volume of impressions, we can either terminate the agreement or reduce our commitment to buy impressions accordingly.

Other Cost of Revenue.    Other cost of revenue includes expenses related to third-party hosting fees, depreciation of data center equipment and data purchased from third parties that we leverage in our solution.

Share-Based Compensation

Shares, share options and share warrants are exclusively awarded to our employees or administrators. As required by IFRS 2—Share-Based Payment (“IFRS 2”), these awards are measured at their fair value on the date of grant. The fair value is calculated with the most relevant formula regarding the settlement and the conditions of each plan. The fair value is recorded in personnel expenses (allocated by function in the Consolidated Statements of Income) on a straight line basis over each milestone composing the vesting period with a corresponding increase in shareholders’ equity.

At each closing date, we re-examine the number of options likely to become exercisable. If applicable, the impact of the review of the estimate is recognized in the Consolidated Statement of Income with a corresponding adjustment in equity.

Income Taxes

We did elect to classify the French business tax, Cotisation sur la Valeur Ajoutée des Entreprises (“CVAE”) as an income tax in compliance with IAS 12—Income Taxes (“IFRS 12”).

The French Research Tax Credit, Crédit d’Impôt Recherche (“CIR”), is a French tax incentive to stimulate research and development (“R&D”). Generally, the CIR offsets the income tax to be paid and the remaining portion (if any) can be refunded at the end of a three-fiscal year-period. The CIR is calculated based on the claimed volume of eligible R&D expenditures by us. As a result, the CIR is presented as a deduction to “Research and development expenses” in the Consolidated Statements of Income. We have exclusively claimed R&D performed in France for purposes of the CIR.

Deferred taxes are recorded on all temporary differences between the financial reporting and tax bases of assets and liabilities, and on tax losses, using the liability method. Differences are defined as temporary when they are expected to reverse within a foreseeable future. We may only recognize deferred tax assets if, based on the projected taxable incomes within the next three years, we determine that it is probable that future taxable profit will be available against which the unused tax losses and tax credits can be utilized. If future taxable profits are considerably different from those forecasted that support recording deferred tax assets, we will have to revise downwards or upwards the amount of deferred tax assets, which would have a significant impact on our financial results. This determination requires many estimates and judgments by our management for which the ultimate tax determination may be uncertain. In accordance with IAS 12, tax assets and liabilities are not discounted. Amounts recognized in the Consolidated Financial Statements are calculated at the level of each tax entity included in the consolidation scope.

Operating Segments

In accordance with IFRS—Operating Segments, segment information reported is constructed on the basis of internal management data used for performance analysis of businesses and for the allocation of resources. An operating segment is a distinct component of the Company which is engaged in the supply of distinct products and services and which is exposed to risks and returns different from the risks and the returns of other operating segments.

Our chief operating decision-maker is our Chief Executive Officer (“CEO”). On a monthly basis, the CEO reviews consolidated data for revenue, revenue excluding traffic aquisition costs (revenue ex-TAC) and Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, share-based compensation and service costs (pension)) for the purposes of allocating resources and evaluating financial performance.

We have concluded that our operations constitute one operating and reportable segment.

Use of Estimates

Our Consolidated Financial Statements are prepared in accordance with IFRS. The preparation of our Consolidated Financial Statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

The most significant areas that require management judgment and estimates relate to (1) the recognition of revenue and particularly, the determination as to whether revenue should be reported on a gross or a net basis; (2) the evaluation of our trade receivables and the recognition of a valuation allowance; (3) the recognition of our deferred tax assets; (4) the recognition and measurement of intangible assets and particularly costs capitalized in relation to our customized internal-use software; (5) the recognition and measurement of liabilities in relation to litigations and claims; and (6) the measurement of share-based compensation. The accounting policies for these areas are discussed elsewhere in these Consolidated Financial Statements.

Earnings Per Share

In accordance with IAS 33—Earnings Per Share, basic earnings per share (“EPS”) are calculated by dividing the net income attributable to shareholders of the Parent by the weighted average number of shares outstanding. The weighted average number of shares outstanding is calculated according to movements in share capital.

As noted in Note 19, preferred shares have the same rights as ordinary shares for the applicable period for purposes of computing EPS. As a result, all outstanding ordinary and preferred shares have been taken into consideration in calculating our basic EPS.

In addition, we calculate diluted earnings per share by dividing the net income attributable to shareholders of the Parent by the weighted average number of shares outstanding plus any potentially dilutive shares not yet issued.

Note 4—Financial Risk Management

Credit Risk

The maximum exposure to credit risk at the end of each reported period is represented by the carrying amount of financial assets, and summarized in the following table:

	As of December 31,
	2010	2011	2012
	(€ in thousands of euros)
Non-current financial assets	€774	€916	€6,924
Trade receivables, net of allowances	15,055	33,423	60,685
Other current assets	4,563	5,850	8,080
Cash and cash equivalents	15,552	16,382	43,262

Total	€35,944	€56,571	€118,951

Trade Receivables

Credit risk is defined as an unexpected loss in cash and earnings if the client is unable to pay its obligations in due time. We perform internal ongoing credit risk evaluations of our clients. When a possible risk exposure is identified, we require prepayments.

For each period presented, the aging of trade receivables and allowances for potential losses is as follows:

	As of December 31,
	2010				2011				2012
	Gross value	%	Impairment	%	Gross value	%	Impairment	%	Gross value	%	Impairment	%
	(€ in thousands of euros)
Not yet due	€9,788	64.5%	€—	—	€22,471	66.9%	€—	—	€34,190	55.4%	€—	—
0-30 days	4,312	28.4%	—	—	9,050	26.9%	—	—	21,382	34.7%	(3)	0.3%
31-60 days	413	2.7%	—	—	1,180	3.5%	—	—	3,128	5.1%	(36)	3.7%
60-90 days	472	3.1%	—	—	272	0.8%	(8)	4.5%	826	1.3%	(67)	6.8%
> 90 days	179	1.2%	(109)	100.0%	628	1.9%	(170)	95.5%	2,142	3.5%	(877)	89.2%

Total	€15,164	100%	€(109)	100%	€33,601	100%	€(178)	100%	€61,668	100%	€(983)	100%

Cash and Cash Equivalents

Cash and cash equivalents are exclusively invested in secured investments such as interest-bearing deposits and French SICAV.

A SICAV is an open-ended collective investment scheme common in Western Europe. SICAV stands for “société d’investissement à capital variable.” We own SICAV in order to manage our cash and cash equivalents through money-market funds.

Market Risk

Foreign Currency Risk

A 10% increase or decrease of the Sterling Pound, the U.S. Dollar, the Japanese Yen or the Brazilian Real against the euro would have impacted the Consolidated Statements of Income and Consolidated Statement of Changes in Equity including non controlling interests as follows:

	Year Ended December 31,
	2010		2011		2012
	(€ in thousands of euros)

EUR/GBP	+10%	-10%	+10%	-10%	+10%	-10%
Net income impact	€10	€(10)	€150	€(150)	€(331)	€331
Net equity impact	€(229)	€229	€(75)	€75	€(333)	€333

	Year Ended December 31,
	2010		2011		2012
	(€ in thousands of euros)

EUR/USD	+10%	-10%	+10%	-10%	+10%	-10%
Net income impact	€(452)	€452	€(913)	€913	€(1,515)	€1,515
Net equity impact	€(492)	€492	€(1,425)	€1,425	€(2,813)	€2,813

	Year Ended December 31,
	2010		2011		2012
	(€ in thousands of euros)

EUR/JPY	+10%	-10%	+10%	-10%	+10%	-10%
Net income impact	€—	€—	€(141)	€141	€1	€(1)
Net equity impact	€—	€—	€(129)	€129	€(72)	€72

	Year Ended December 31,
	2010		2011		2012
	(€ in thousands of euros)

EUR/BRL	+10%	-10%	+10%	-10%	+10%	-10%
Net income impact	€—	€—	€12	€(12)	€(264)	€264
Net equity impact	€—	€—	€30	€(30)	€(278)	€278

Counterparty Risk

As of December 31, 2012, we show a positive net cash position. In December 2012, we have set-up a cash pooling arrangement for all the Euro-zone entities, reinforcing cash management centralization. Investment and financing decisions are carried out by our internal treasury function. We only deal with counterparties with high credit ratings.

Liquidity Risk

The following tables summarize for each period presented, the remaining contractual maturities of our financial liabilities and lease commitments:

	December 31, 2010
	Carrying value	Contractual cash flows	Less than 1 year	1 to 5 years	5 years +
	(in thousands of euros)
Financial liabilities	€775	€775	€545	€230	€—
Other non-current liabilities	—	—	—	—	—
Trade payables	11,135	11,135	11,135	—	—
Other current liabilities	6,832	6,832	6,832	—	—
Operating lease arrangements	—	3,799	2,314	1,485	—

Total	€18,742	€22,541	€20,826	€1,715	€—

	December 31, 2011
	Carrying value	Contractual cash flows	Less than 1 year	1 to 5 years	5 years +
	(in thousands of euros)
Financial liabilities	€877	€877	€877	€—	€—
Other non-current liabilities	—	—	—	—	—
Trade payables	22,260	22,260	22,260	—	—
Other current liabilities	10,247	10,247	10,247	—	—
Operating lease arrangements	—	2,270	1,522	748	—

Total	€33,384	€35,654	€34,906	€748	€—

	December 31, 2012
	Carrying value	Contractual cash flows	Less than 1 year	1 to 5 years	5 years +
	(in thousands of euros)
Financial liabilities	€6,253	€6,474	€2,190	€4,284	€—
Trade payables	50,340	50,340	50,340	—	—
Other current liabilities	15,541	15,541	15,541	—	—
Operating lease arrangements	—	33,538	7,281	22,571	3,686

Total	€72,134	€105,893	€75,352	€26,855	€3,686

Note 5—Breakdown of Revenue and Non-Current Assets by Geographical Areas

For the purposes of allocating resources and evaluating financial performance, the CEO reviews consolidated data for revenue, revenue excluding traffic acquisition costs (revenue ex-TAC), Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, share-based compensation and service costs (pension) and Adjusted Net Income (net income before share-based compensation expense).

The Company operates in the following three geographical markets:

•	Americas: North and South Americas,
•	EMEA: Europe, Middle-East and Africa, and
•	Asia-Pacific.

Revenue generation is highly dependent on traffic acquisition costs and given the fact that our recommendation engine and technical platforms are structured in a way so as to optimize revenue ex-TAC, our management believes that revenue data are relevant when accompanied by revenue ex-TAC information.

The following tables disclose our consolidated revenue for each geographical area for each of the reported periods. Revenue by geographical area is based on the location of advertisers’ campaigns.

	Americas	EMEA	Asia-Pacific	Total
	(in thousands of euros)
December 31, 2010	€3,990	€61,633	€3	€65,626
December 31, 2011	22,013	119,798	1,751	143,562
December 31, 2012	67,787	172,499	31,569	271,855

Revenue generated in France amounted to €28.4 million, €41.7 million and €49.3 million for the periods ended December 31, 2010, 2011 and 2012 respectively.

Revenue generated in other significant countries where we operate is presented in the following table:

	Year Ended December 31,
	2010	2011	2012
	(In thousands of euros)
America
United States	€3,990	€19,536	€53,126

EMEA
Germany	14,038	28,327	41,144
United Kingdom	8,154	21,047	35,357

Asia Pacific
Japan	—	841	23,435

In 2010, 2011, and 2012, our largest client represented 6.3%, 5.4%, and 5.2%, respectively, of our consolidated revenue.

Other Information

For each reported period, non current assets (corresponding to the net book value of tangible and intangible assets) are presented in the table below. The geographical information results from the locations of legal entities.

	Holding	Americas	Of which: United States	Europe	Asia-Pacific	Of which: Japan	Total
	(in thousands of euros)
As of December 31, 2010	€1,055	€739	€739	€234	€—	€—	€2,028
As of December 31, 2011	3,338	1,797	1,795	500	512	496	6,147
As of December 31, 2012	8,259	3,868	3,855	592	2,568	2,495	15,287

Note 6—Nature of Expenses Allocated by Function

Nature of Expenses Allocated to Cost of Revenue

	Year Ended December 31,
	2010	2011	2012
	(In thousands of euros)
Traffic acquisition costs	€(35,796)	€(79,060)	€(157,707)
Other cost of revenue	(2,517)	(5,690)	(12,662)

Hosting cost	(1,908)	(3,345)	(6,872)
Depreciation and amortization	(609)	(2,010)	(3,648)
Data acquisition costs	—	(335)	(1,817)
Other	—	—	(325)

Total cost of revenue	€(38,313)	€(84,750)	€(170,369)

Nature of Expenses Allocated to Research and Development

	Year Ended December 31,
	2010	2011	2012
	(in thousands of euros)
Personnel expenses	€(1,196)	€(6,308)	€(9,033)

Personnel expenses excluding share-based payment and research tax credit	(2,053)	(7,673)	(10,981)
Share-based payment	(29)	(180)	(429)
Research tax credit	886	1,545	2,377
Other cash operating expenses	(1,229)	(1,919)	(4,917)

Subcontracting and other headcount related costs	(529)	(919)	(1,950)
Rent and facilities costs	(684)	(938)	(2,372)
Consulting and professional fees	—	(62)	(407)
Marketing costs	—	—	(72)
Other	(16)	—	(116)
Other non-cash operating expenses	(8)	(559)	(335)

Depreciation and amortization	(8)	(51)	(166)
Net change in allowance for doubtful accounts	—	—	—
Net change in other provisions	—	(508)	(169)

Total research and development expenses	€(2,433)	€(8,786)	€(14,285)

Nature of Expenses Allocated to Sales and Operations

	Year Ended December 31,
	2010	2011	2012
	(in thousands of euros)
Personnel expenses	€(9,979)	€(22,730)	€(39,078)

Personnel expenses excluding share-based payment	(9,484)	(21,831)	(37,278)
Share-based payment	(495)	(899)	(1,800)
Other cash operating expenses	(1,576)	(7,806)	(17,313)

Subcontracting and other headcount related costs	(109)	(1,985)	(5,365)
Rent and facilities costs	(842)	(3,436)	(6,153)
Consulting and professional fees	—	—	—
Marketing costs	(695)	(1,998)	(3,191)
Other	70	(387)	(2,604)
Other non-cash operating expenses	(168)	(294)	(1,656)

Depreciation and amortization	(59)	(227)	(847)
Net change in allowance for doubtful accounts	(109)	(67)	(809)
Net change in other provisions	—	—	—

Total sales and operations expenses	€(11,723)	€(30,830)	€(58,047)

Nature of Expenses Allocated to General and Administrative

	Year Ended December 31,
	2010	2011	2012
	(in thousands of euros)
Personnel expenses	€(2,600)	€(4,714)	€(9,842)

Personnel expenses excluding share-based payment	(2,257)	(4,398)	(8,515)
Share-based payment	(343)	(316)	(1,327)
Other cash operating expenses	(3,095)	(4,098)	(10,071)

Subcontracting and other headcount related costs	(927)	(754)	(3,373)
Rent and facilities costs	(404)	(592)	(1,540)
Consulting and professional fees	(1,727)	(2,622)	(4,911)
Marketing costs	—	—	—
Other	(37)	(130)	(247)
Other non-cash operating expenses	(46)	(497)	(295)

Depreciation and amortization	(7)	(239)	(107)
Net change in allowance for doubtful accounts	—	—	—
Net change in other provisions	(39)	(258)	(188)

Total general and administrative expenses	€(5,741)	€(9,309)	€(20,208)

Note 7—Allocation of Personnel Expenses

Allocation of Personnel Expenses By Function

	Year Ended December 31,
	2010	2011	2012
	(in thousands of euros)
Research and development	€(1,196)	€(6,533)	€(9,033)
Sales and operations	(9,979)	(22,505)	(39,078)
General and administrative	(2,600)	(4,714)	(9,842)

Total personnel expenses	€(13,775)	€(33,752)	€(57,953)

Allocation of Personnel Expenses by Nature

	Year Ended December 31,
	2010	2011	2012
	(in thousands of euros)
Wages and salaries	€(10,744)	€(26,534)	€(44,069)
Severance pay	(115)	(304)	(140)
Social charges	(2,722)	(6,853)	(12,140)
Payroll taxes	(193)	(247)	(425)
Share-based payment	(867)	(1,395)	(3,556)
Research tax credit (classified as a reduction of R&D expenses)	866	1,581	2,377

Total personnel expenses	€(13,775)	€(33,752)	€(57,953)

Note 8—Share-Based Compensation

Free Shares Grants

We have granted free shares as another mean for providing share-based compensation to members of the management and other eligible employees. Free shares are subject to a two-year vesting period. Upon expiration of the vesting period, the recipient receives Parent shares without payment of consideration. Free shares awards are forfeited if the grantee’s employment with us terminates prior to the expiration of the vesting period. Free shares may not be transferred, sold, pledged or otherwise encumbered. Free shares are to be settled in newly issued ordinary shares of the Parent.

Details on share award activity and grant-date fair value are summarized in the table below :

	Year Ended December 31,
	2010		2011		2012
	Number of free shares	Fair value at grant date	Number of free shares	Fair value at grant date	Number of free shares	Fair value at grant date

Unvested, beginning of period	805,200	€0.08	—	€—	—	€—

Granted during the period	—	—	—	—	—	—
Vested	(805,200)	€0.08	—	—	—	—
Forfeited	—	—	—	—	—	—

Unvested, end of period	—	€—	—	€—	—	€—

Share Options Plans and Employee Warrants Grants (BSPCE)

The Board of Directors has been authorized by the general meeting of the shareholders to grant employee warrants (Bons de Souscription de Parts de Créateur d’Entreprise or “BSPCE”) and to implement share options plans as follows :

•	Issuance of 5,280,000 BSPCE, authorized at the General Meeting of Shareholders on October 24, 2008, making available up to 5,280,000 BSPCE until April 24, 2010 (“Plan 1”);

•	Issuance of 3,682,800 BSPCE, authorized at the General Meeting of Shareholders on April 16, 2009, making available up to 3,682,800 BSPCE until October 16, 2010 (“Plan 2”);

•

3,960,000 Share Options Plan, authorized at the General Meeting of Shareholders on September 9, 2009, making available up to 3,960,000 share options until November 8, 2012. This Plan has been amended at the General Meeting of Shareholders on November 16, 2010, making available up to 6,750,000 share options or BSPCE (“Plan 3”);

•	Issuance of 902,796 BSPCE, granted to Criteo co-founders at the General Meeting of Shareholders on April 23, 2010 (“Plan 4”);

•	7,000,000 BSPCE or Share Options Plan, authorized at the General Meeting of Shareholders on November 18, 2011, making available up to 7,000,000 share options or BSPCE (“Plan 5”);

•	4,135,724 BSPCE or Share Options Plan, authorized at the General Meeting of Shareholders on September 14, 2012, making available up to 4,135,724 share options or BSPCE (“Plan 6”).

Plans 1 and 2

The BSPCE may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one third (1/3) of the BSPCE on the first anniversary of the date of grant;

•	up to one twelfth (1/12) at the expiration of each quarter following the first anniversary of the date of grant, and this during twenty-four (24) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

Upon exercise of the BSPCE, we offer beneficiaries settlement of the BSPCE in newly issued ordinary shares of the Parent.

Parent shares are not traded on a stock exchange. Consequently exercise prices were determined by reference to the latest capital increase as of the date of grant, unless the Board of Directors decided otherwise.

Details of BSPCE Plans 1 and 2

	Plan 1		Plan 2

Date of grant (Board of Directors)	Oct 24, 2008	Jan 20, 2009	May 7, 2009	July 7, 2009	Jan 20, 2010	March 11, 2010	May 20, 2010	July 7, 2010	Sept 14, 2010
Vesting period	3 years (non-linear)		3 years (non-linear)
Plan expiration date	Oct 24, 2018	Jan 20, 2019	May 7, 2019	July 7, 2019	Jan 20, 2020	March 11, 2020	May 20, 2020	July 7, 2020	Sept 14, 2020
Number of BSPCE granted	567,600	1,029,600	1,155,000	660,000	594,000	84,600	207,000	187,200	63,000
Share entitlement per BSPCE	1	1	1	1	1	1	1	1	1
Exercise price	€0.18	€0.18	€0.28	€0.28	€0.28	€0.28	€0.84	€0.84	€0.84

Valuation method used	Black and Scholes		Black and Scholes
Grant date share fair value	€0.08	€0.08	€0.08	€0.08	€0.28	€0.28	€0.28	€0.28	€0.28
Expected volatility(1)	53.0%	54.8%	55.6%	55.7%	55.5%	55.2%	55.5%	55.3%	55.4%
Average life of BSPCE	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	4.10%	3.56%	3.66%	3.68%	3.52%	3.44%	3.03%	2.98%	2.74%
Expected dividends	—	—	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Fair value per BSPCE	€0.04	€0.04	€0.03	€0.03	€0.18	€0.18	€0.11	€0.11	€0.11

(1)	Based on similar listed entities.

(2)	Based on Obligation Assimilables du Tresor, i.e. French government bonds with a ten-year maturity (“TEC 10 OAT floating-rate bonds”).

Change in Number of BSPCE Outstanding

	Year Ended December 31,
Number of BSPCE	2010	2011	2012

Balance at beginning of period	1,049,400	3,807,600	2,912,442
Granted during the period	378,600	—	—
Forfeited during the period	(154,400)	(147,023)	(3,000)
Exercised during the period	—	(748,135)	(6,000)
Expired during the period	(4,400)	—	—
Effect as at January 1, 2011 of the 3-for-1 share split that occurred on June 28, 2011	2,538,400	—	—

Balance at end of period	3,807,600	2,912,442	2,903,442

Breakdown of the Closing Balance

	Year Ended December 31,
	2010		2011		2012
Number of BSPCE	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSPCE with exercise price of €0,18	1,438,800	886,599	657,801	617,284	657,801	657,801
BSPCE with exercise price of €0,28	1,965,600	632,499	1,959,441	1,452,731	1,959,441	1,902,891
BSPCE with exercise price of €0,84	403,200	—	295,200	135,750	286,200	227,400

Total	3,807,600	1,519,098	2,912,442	2,205,765	2,903,442	2,788,092

Weighted average remaining contractual life (in years)	8.5		7.6		6.6

Plan 3

According to the initial plan adopted by the Parent’s shareholders General Meeting on September 9, 2009, the Board of Directors was authorized to grant up to 3,960,000 share options with the following vesting schedule:

•	up to one third (1/3) of the options on the first anniversary of the date of grant;

•	up to one twelfth (1/12) at the expiration of each quarter following the first anniversary of the date of grant, and this during twenty-four (24) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

The initial plan was amended by the General Meeting of the Parent’s shareholders on November 16, 2010. According to such amended plan, the Board of Directors is authorized to grant up to 6,750,000 BSPCE or share options until May 16, 2012 (BSPCE) and January 16, 2014 (share options) respectively. On June 28, 2011 the shareholders’ meeting extended the autorization to issue the above-mentionned BSPCE until December 28, 2012.

The vesting schedule attached to the amended plan is as follows:

•	up to one fourth (1/4) of the BSPCE/share options on the first anniversary of the date of grant;

•	up to one-sixteenth (1/16) at the expiration of each quarter following the first anniversary of the date of grant, and this during thirty-six (36) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

For the initial and amended plans, upon exercise of the BSPCE or share options, we offer beneficiaries/optionees settlement of the BSPCE or share options in newly issued ordinary shares of the Parent.

Parent shares are not traded on a stock exchange. Consequently, exercise prices were determined by reference to the latest capital increase as of the date of grant, unless the Board of Directors decided otherwise.

Details of BSPCE / Share Option

	Plan 3

Date of grant (Board of Directors)	Sept 9, 2009	Nov 17, 2009	Jan 20, 2010	March 11, 2010	May 20, 2010	July 7, 2010	July 7, 2010	Sept 14, 2010	Sept 14, 2010
Vesting period	3 years (non-linear)

Plan expiration date	Sept 9, 2019	Nov 17, 2019	Jan 20, 2020	March 11, 2020	May 20, 2020	July 7, 2020	July 7, 2020	Sept 14, 2020	Sept 14, 2020
Number of options granted	1,676,400	193,800	199,200	831,000	159,000	525,000	9,000	142,500	160,500
Type : Share Option (S.O.) / BSPCE	S.O.	S.O.	S.O.	S.O.	S.O.	S.O.	S.O.	S.O.	S.O.
Share entitlement per option	1	1	1	1	1	1	1	1	1
Exercise price	€0.08	€0.28	€0.28	€0.28	€0.84	€0.28	€0.84	€0.28	€0.84

Valuation method used	Black and Scholes
Grant date share Fair-value	€0.08	€0.08	€0.28	€0.28	€0.28	€0.28	€0.28	€0.28	€0.28
Expected volatility(1)	55.7%	55.7%	55.5%	55.2%	55.5%	55.3%	55.3%	55.4%	55.4%
Average life of option	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	3.59%	3.58%	3.52%	3.44%	3.03%	2.98%	2.98%	2.74%	2.74%
Expected dividends	—	—	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value per option	€0.05	€0.03	€0.18	€0.18	€0.11	€0.17	€0.11	€0.17	€0.11

(1)	Based on similar listed entities.

(2)	TEC 10 OAT floating-rate bonds.

	Plan 3—Amended—Part 1

Date of grant (Board of Directors)	Nov 16, 2010	Nov 16, 2010	Nov 16, 2010	Jan 11, 2011	Jan 11, 2011	Jan 11, 2011	Mar 16, 2011	Mar 16, 2011	Mar 16, 2011
Vesting period	4 years (non-linear)

Plan expiration date	Nov 16, 2020	Nov 16, 2020	Nov 16, 2020	Jan 11, 2021	Jan 11, 2021	Jan 11, 2021	Mar 16, 2021	Mar 16, 2021	Mar 16, 2021
Number of options granted	181,500	78,000	162,000	165,000	6,000	396,000	255,600	414,000	489,600
Type : Share Option (S.O.) / BSPCE	S.O.	S.O.	BSPCE	S.O.	S.O.	BSPCE	S.O.	S.O.	BSPCE
Share entitlement per option	1	1	1	1	1	1	1	1	1
Exercise price	€0.28	€0.84	€0.84	€0.28	€0.84	€0.84	€0.28	€0.84	€0.84

Valuation method used	Black and Scholes
Grant date share fair-value	€0.28	€0.28	€0.28	€0.28	€0.28	€0.28	€0.28	€0.28	€0.28
Expected volatility(1)	55.0%	55.0%	55.0%	57.8%	57.8%	57.8%	55.1%	55.1%	55.1%
Average life of option	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	3.00%	3.00%	3.00%	3.35%	3.35%	3.35%	3.49%	3.49%	3.49%
Expected dividends	—	—	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Fair value per option	€0.17	€0.11	€0.11	€0.18	€0.12	€0.12	€0.18	€0.11	€0.11

(1)	Based on similar listed entities.

(2)	TEC 10 OAT floating-rate bonds.

	Plan 3—Amended—Part 2

Date of grant (Board of Directors)	April 7, 2011		May 18, 2011	May 18, 2011	June 28, 2011	June 28, 2011	Sept 21, 2011	Sept 21, 2011
Vesting period	4 years (non-linear)

Plan expiration date	April 7, 2021		May 18, 2021	May 18, 2021	June 28, 2021	June 28, 2021	Sept 21, 2021	Sept 21, 2021
Number of options granted	2,400,000		849,000	312,000	351,750	43,500	569,500	155,000
Type : Share Option (S.O.) / BSPCE	S.O.		S.O.	BSPCE	S.O.	BSPCE	S.O.	BSPCE
Share entitlement per option	1		1	1	1	1	1	1
Exercise price	€0.28		€1.19	€1.19	€2.38	€2.38	€2.38	€2.38

Valuation method used	Black and Scholes
Grant date share fair-value	€0.28		€1.99	€1.99	€1.99	€1.99	€1.99	€1.99
Expected volatility(1)	55.0%		54.7%	54.7%	54.1%	54.1%	53.5%	53.5%
Average life of option	8 years		8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	3.76%		3.69%	3.69%	3.38%	3.38%	2.62%	2.62%
Expected dividends	—		—	—	—	—	—	—
Performance conditions	YES	(A)	N/A	N/A	N/A	N/A	N/A	N/A

Fair value per option	€0.18		€1.45	€1.45	€1.15	€1.15	€1.12	€1.12

(1)	Based on similar listed entities.

(2)	TEC 10 OAT floating-rate bonds.

(A)

Options subject to performance condition: Among the 2,400,000 share options granted in April 7, 2011, 450,000 are subjected to performance conditions based on revenue excluding traffic acquisition costs targets.

Change in Number of BSPCE / Share Options Outstanding

	Year Ended December 31,
Number of BSPCE / Share Options	2010	2011	2012

Balance at beginning of period	623,400	4,154,100	8,467,928
Granted during the period	815,900	6,406,950	—
Forfeited during the period	(54,600)	(1,017,721)	(1,042,510)
Exercised during the period	—	(1,075,401)	(637,539)
Expired during the period	—	—
Effect as at January 1, 2011 of the 3-for-1 share split that occurred on June 28, 2011	2,769,400	—	—

Balance at end of period	4,154,100	8,467,928	6,787,879

Breakdown of the Closing Balance

	Year Ended December 31,
	2010		2011		2012
Number of BSPCE / Share Options	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
Share Options with exercise price of €0.08	1,636,800	681,999	725,778	544,334	667,479	667,479
Share Options with exercise price of €0.28	1,966,800	38,199	4,200,300	709,325	3,423,300	1,626,425
Share Options / BSPCE with exercise price of €0.84	550,500	—	1,737,600	179,750	1,241,850	639,294
Share Options / BSPCE with exercise price of €1.19	—	—	843,000	—	633,000	237,375
Share Options / BSPCE with exercise price of €2.38	—	—	961,250	—	822,250	276,781

Total	4,154,100	720,198	8,467,928	1,433,409	6,787,879	3,447,354

Weighted average remaining contractual life (in years)	9.7		8.0		8.0

Plan 4

This plan has been exclusively granted to our co-founders by the Parent’s shareholders. The granted BSPCE can be exercised immediately, without vesting period, and, at the latest by April 23, 2020.

Upon exercise of the BSPCE, we offer beneficiaries settlement of the options in newly issued shares of the Parent’s Series C preferred shares.

Parent shares are not traded on a stock exchange. Consequently exercise prices were determined by reference to the latest capital increase at the date of grant, i.e. €0.84.

Details of BSPCE

Plan 4

Date of grant (Board of Directors)	April 23, 2010
Vesting period	None
Plan expiration date	April 23, 2020
Number of options granted	902,796
Type: Share Option (S.O.) / BSPCE	BSPCE
Share entitlement per option	1 Series C Preferred share
Exercise price	€0.84

Valuation method used	Black and Scholes
Grant date share fair value	€0.84
Expected volatility(1)	55.2%
Average life of option	8 years
Discount rate(2)	3.4%
Expected dividends	—
Performance conditions	N/A
Fair value per option	€0.53

(1)	Based on similar listed entities.

(2)	TEC 10 OAT floating-rate bonds.

Change in Number of BSPCE / Share Options Outstanding

	Year Ended December 31,
Number of BSPCE	2010	2011	2012

Balance at beginning of period	—	902,796	902,796

Granted during the period	300,932	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	—	—
Expired during the period	—	—	—
Effect as at January 1, 2011 of the 3-for-1 share split that occurred on June 28, 2011	601,864	—	—

Balance at end of period	902,796	902,796	902,796

Breakdown of the Closing Balance

	Year Ended December 31,
	2010		2011		2012
Number of BSPCE	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSPCE with exercise price of €0.84	902,796	902,796	902,796	902,796	902,796	902,796

Total	902,796	902,796	902,796	902,796	902,796	902,796

Weighted average remaining contractual life (in years)	9.3		8.3		7.3

Plan 5

On November 18, 2011 the Parent’s shareholders’ General Meeting authorized the Board of Directors to grant up to 7,000,000 share options or BSPCE, until January 18, 2015 and May 18, 2013 respectively. The Board of Directors is also entitled to determine the terms and conditions for each grant, including the vesting schedule and the exercise price.

Upon exercise of the share option or BSPCE, we offer optionees/beneficiaries settlement of the options in newly issued ordinary shares of the Parent.

The vesting schedule attached to all the grants referring to plan 5 is as follows :

•	up to one fourth (1/4) of the BSPCE/share options on the first anniversary of the date of grant;

•	up to one-sixteenth (1/16) at the expiration of each quarter following the first anniversary of the date of grant, and this during thirty-six (36) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

Parent shares are not traded on a stock exchange. Consequently, exercise prices were determined by reference to the latest capital increase as of the date of grant, unless the Board of Directors decided otherwise.

Details of BSPCE / Share Option

	Plan 5

Date of grant (Board of Directors)	Nov 18, 2011	Nov 18, 2011	Jan 26, 2012	Jan 26, 2012	Mar 20, 2012	Mar 20, 2012	April 30, 2012	April 30, 2012	May 22, 2012	May 22, 2012
Vesting period	4 years (non-linear)
Plan expiration date	Nov 18, 2021	Nov 18, 2021	Jan 26, 2022	Jan 26, 2022	Mar 20, 2022	Mar 20, 2022	April 30, 2022	April 30, 2022	May 22, 2022	May 22, 2022
Number of options granted	388,500	3,000	409,000	90,000	289,000	1,321,117	2,287,715	320,074	79,000	382,000
Type: Share Option (S.O.) / BSPCE	S.O.	BSPCE	S.O.	BSPCE	S.O.	BSPCE	S.O.	BSPCE	S.O.	BSPCE
Share entitlement per option	1	1	1	1	1	1	1	1	1	1
Exercise price	€2.38	€2.38	€2.38	€2.38	€2.38	€2.38	€2.38	€2.38	€2.38	€2.38

Valuation method used	Black and Scholes
Grant date share Fair value	€1.99	€1.99	€1.99	€1.99	€1.99	€1.99	€1.99	€1.99	€1.99	€1.99
Expected volatility(1)	52.9%	52.9%	52.5%	52.5%	52.2%	52.2%	52.5%	52.5%	52.1%	52.1%
Average life of option	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	3.53%	3.53%	3.16%	3.16%	2.86%	2.86%	2.99%	2.99%	2.79%	2.79%
Expected dividends	—	—	—	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Fair value per option	€1.14	€1.14	€1.12	€1.12	€1.10	€1.10	€1.11	€1.11	€1.10	€1.10

(1)	Based on similar listed entities.

(2)	TEC 10 OAT floating-rate bonds.

Change in number of BSPCE / Share Option Outstanding

	Year Ended December 31,
Number of BSPCE / Share Options	2010	2011	2012

Balance at beginning of period	—	—	391,000

Granted during the period	—	391,500	5,177,906
Forfeited during the period	—	(500)	(351,000)
Exercised during the period	—	—	—
Expired during the period	—	—	—

Balance at end of period		391,000	5,217,906

Breakdown of the closing balance

	Year Ended December 31,
	2010		2011		2012
Number of BSPCE / Share Options	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable

Share Options / BSPCE with exercise price of €2.38	—	—	391,000	—	5,217,906	40,000

Total	—	—	391,000	—	5,217,906	40,000

Weighted average remaining contractual life (in years)	—		9.9		9.3

Plan 6

According to this plan adopted by the Parent’s shareholders’ General Meeting on September 14, 2012 the Board of Directors is authorized to grant up to 4,135,724 share options or BSPCE, until November 14, 2015 and March 14, 2014 respectively. The Board of Directors is also entitled to determine the terms and conditions for each grant, including the vesting schedule and the exercise price.

Upon exercise of the share option or BSPCE, we offer optionees/beneficiaries settlement of the options in newly issued ordinary shares of the Parent.

On October 25, 2012, the Board of Directors of the Parent granted 188,500 share options and 290,600 BSPCE, free of any performance conditions with the following vesting schedule:

•	up to one fourth (1/4) of the BSPCE/share options on the first anniversary of the date of grant;

•	up to one-sixteenth (1/16) at the expiration of each quarter following the first anniversary of the date of grant, and this during thirty-six (36) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

Details of BSPCE / Share Options

	Plan 6

Date of grant (Board of Directors)	Oct 25, 2012	Oct 25, 2012	Oct 25, 2012
Vesting period	4 years (non-linear)		12 months—See(3)
Plan expiration date	Oct 25, 2022	Oct 25, 2022	Oct 25, 2022
Number of options granted	188,500	290,600	644,224
Type: Share Option (S.O.) / BSPCE	S.O.	BSPCE	BSPCE
Share entitlement per option	1	1	1
Exercise price	€3.31	€3.31	€3.31

Valuation method used	Black and Scholes
Grant date share Fair-value	€2.57	€2.57	€2.57
Expected volatility(1)	50.2%	50.2%	50.2%
Average life of option	8 years	8 years	8 years
Discount rate(2)	2.20%	2.20%	2.20%
Expected dividends	—	—	—
Performance conditions	N/A	N/A	Yes(3)
Fair value per option	€1.31	€1.31	€1.31

(1)	Based on similar listed entities.

(2)	TEC 10 OAT floating-rate Bonds.

(3)

On October 25, 2012, the Board of Directors of the Parent also granted a total of 644,224 BSPCE to our co-founders. The conditions of exercise of these BSPCE are linked to a future liquidity event or a transfer of control of the Company, and the number of options that can be exercised are determined by the event’s date which cannot occur after March 31, 2014. Based on the assumptions known as at December 31, 2012, we have determined that the compensation expense will be recognized over a one-year period.

Change in number of BSPCE / Share Options Outstanding

	Year Ended December 31,
Number of BSPCE / Share Options	2010	2011	2012

Balance at beginning of period	—	—	—

Granted during the period	—	—	1,123,324
Forfeited during the period	—	—	(3,600)
Exercised during the period	—	—	—
Expired during the period	—	—	—

Balance at end of period			1,119,724

Breakdown of the Closing Balance

	Year Ended December 31,
	2010		2011		2012
Number of BSPCE / Share Options	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
Share Options / BSPCE with exercise price of €3.31	—	—	—	—	1,119,724	—

Total	—	—	—	—	1,119,724

Weighted average remaining contractual life (in years)	—		—		9.8

Non-Employee Warrants (Bons de Souscription d’Actions or BSA)

In addition to the free shares, share options and BSPCE grants, the shareholders of the Parent also authorized the grant of non-employee warrants or Bons de Souscription d’Actions (“BSA”), as described hereafter.

Plan A

On November 17, 2009, shareholders of the Parent decided to grant 579,480 non-employee warrants with the following vesting schedule:

•	up to one-eight (1/8) at the expiration of each quarter following the date of grant, and this during twenty-four (24) months; and

•	at the latest within ten (10) years as from the date of grant.

Upon exercise of the non-employee warrants, we offer settlement of the options in newly issued ordinary shares of the Parent.

Parent shares are not traded on a stock exchange. As a consequence, the exercise price was determined by reference to the latest capital increase as of the date of grant.

Plan B

On March 11, 2010, shareholders of the Parent decided to grant 693,000 non-employee warrants, possibly subjected to performance conditions and the following vesting schedule:

•	up to one third (1/3) of the non-employee warrants on the first anniversary of the date of grant;

•	then up to one twelfth (1/12) at the expiration of each quarter following the first anniversary of the beginning of the vesting period, and this during twenty-four (24) months thereafter; and

•	at the latest within ten (10) years as from the date of grant.

Upon exercise of the non-employee warrants, we offer settlement of the options in newly issued ordinary shares of the Parent.

This plan is divided into three tranches whose features are listed below:

	Tranche 1	Tranche 2	Tranche 3
Number of options granted	396,000	198,000	99,000
Performance conditions	N/A	—Monthly gross margin in Germany ≥ €750 thousand —Manager Full-Time	—FY 2010 gross margin in Germany ≥ €5,300 thousand
Beginning of Vesting Period	Jan 1, 2010	May 1, 2010	Jan 1, 2010

All the performance conditions have been achieved during the period ended December 31, 2010.

Parent shares are not traded on a stock exchange. Consequently, the exercise price was determined by reference to the latest capital increase as of the date of grant.

Plan C

On November 16, 2010, shareholders of the Parent decided to grant up to 450,000 non-employee warrants to the members of the advisory board, an ad hoc committee comprised of certain independent directors and executive officers. The granted non-employee warrants may be exercised on the basis of the following vesting schedule:

•	up to one-twenty fourth (1/24) at the expiration of each month following the date of grant, and this during twenty-four (24) months, and

•	at the latest within ten (10) years as from the date of grant.

Upon exercise of the non-employee warrants, we offer optionees settlement of the options in newly issued ordinary shares of the Parent.

Parent shares are not traded on a stock exchange. Consequently, the Board of Directors determined the exercise price by reference to the latest capital increase, i.e., April 16, 2009.

Plan D

According to this plan adopted by the Parent’s shareholders’ General Meeting on September 14, 2012, the Board of Directors is authorized to grant up to 300,000 non-employee warrants until March 14, 2014. The Board of Directors is also entitled to determine the terms and conditions for each grant, including the vesting schedule and the exercise price.

When the optionee is a member of the advisory board, the non-employee warrants can be exercized according the following schedule:

•	up to one-twenty fourth (1/24) at the expiration of each month following the date of grant, and this during twenty-four (24) months; and

•	at the latest within ten (10) years as from the date of grant.

Otherwise, when the optionee is not a member of the advisory board, the vesting schedule attached to Plan D non-employee warrants granted during the period ended December 31, 2012 was:

•	One-third (1/3) at the date of grant;

•	One third (1/3) at the first anniversary of the date of grant;

•	One third (1/3) at the second anniversary of the date of grant; and

•	at the latest within ten (10) years as from the date of grant.

Upon exercise of the non-employee warrants, we offer settlement of the non-employee warrants in newly issued ordinary shares of the Parent.

Details of Non-Employee Warrants

	Non-Employee Warrant Plan A	Non-Employee Warrant Plan B			Non-Employee Warrant Plan C

Date of grant	Nov 17, 2009	March 11, 2010	March 11, 2010	March 11, 2010	Nov 16, 2010	June 28, 2011	Sept 21, 2011
Vesting period	2 years-linear	3 years (non-linear)			2 years-linear
Plan expiration date	Nov 17, 2019	March 11, 2020	March 11, 2020	March 11, 2020	Nov 16, 2020	June 28, 2021	Sept 21, 2021
Number of warrants granted	579,480	396,000	198,000	99,000	240,000	60,000	180,000
Share entitlement per warrant	1	1	1	1	1	1	1
Share warrant price	€0.01	€0.04	€0.03	€0.03	€0.01	€0.12	€0.12
Exercise price	€0.28	€0.28	€0.28	€0.28	€0.28	€2.38	€2.38

Valuation method used	Black and Scholes
Grant date share fair value	€0.08	€0.28	€0.28	€0.28	€0.28	€1.99	€1.99
Expected volatility(1)	55.7%	55.2%	55.2%	55.2%	55.0%	54.1%	53.5%
Average life of warrant	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	3.58%	3.44%	3.44%	3.44%	3.00%	3.38%	2.62%
Expected dividends	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	YES	YES	N/A	N/A	N/A
Fair value per warrant	€0.02	€0.13	€0.14	€0.15	€0.16	€1.03	€1.00

(1)	Based on similar listed entities.
(2)	TEC 10 OAT floating-rate bonds.

	Non-Employee Warrant Plan D

Date of grant	Oct 25, 2012	Oct 25, 2012

Vesting period	2 years (linear)	2 years (non-linear)
Plan expiration date	Oct 25, 2022	Oct 25, 2022
Number of warrants granted	84,960	51,000
Share entitlement per warrant	1	1
Share warrant price	€0.17	€0.17

Exercise price	€3.31	€3.31

Valuation method used	Black and Scholes
Grant date share fair value	€2.57	€2.57
Expected volatility(1)	50.2%	50.2%
Average life of warrant	8 years	8 years
Discount rate(2)	2.20%	2.20%
Expected dividends	—	—
Performance conditions	N/A	N/A
Fair value per warrant	€1.14	€1.14

(1)	Based on similar listed entities.
(2)	TEC 10 OAT floating-rate bonds.

Change in Number of Non-Employee Warrants

	As of December 31,
Number of Non-Employee Warrants	2010	2011	2012

Balance at beginning of period	193,160	1,512,480	995,250

Granted during the period	311,000	180,000	195,960
Forfeited during the period	—	(35,010)	—
Exercised during the period	—	(662,220)	(10,800)
Expired during the period	—	—	—
Effect as at January 1, 2011 of the 3-for-1 share split that occurred on June 28, 2011	1,008,320	—	—

Balance at end of period	1,512,480	995,250	1,180,410

Breakdown of the Closing Balance

	As of December 31,
	2010			2011			2012
Non-Employee Warrants	Number Outstanding	Number Exercisable	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable	Remaining Contractual Life (Years)
Plan A—Non-employee warrants with exercise price of €0.28	579,480	289,740	8.9	—	—	—	—	—	—
Plan B—Non-employee warrants with exercise price of €0.28	693,000	—	9.2	635,250	354,063	8.1	635,250	635,250	7.1
Plan C—Non-employee warrants with exercise price of €0.28	240,000	—	9.9	180,000	97,461	8.9	169,200	169,200	7.8
Plan C—Non-employee warrants with exercise price of €2.38	—	—	—	180,000	25,000	9.6	240,000	150,000	8.7
Plan D—Non-employee warrants with exercise price of €3.31	—	—	—	—	—	—	135,960	24,080	9.8

Total	1,512,480	289,740	—	995,250	476,524	—	1,180,410	978,530	—

Reconciliation with the Consolidated Statement of Income

	Year Ended December 31,
	2010				2011				2012
	R&D	S&O	G&A	Total	R&D	S&O	G&A	Total	R&D	S&O	G&A	Total
	(in thousands of euros)
Free shares	€—	€(4)	€—	€(4)	€—	€—	€—	€—	€—	€—	€—	€—

Share options / BSPCE	(29)	(491)	(274)	(794)	(180)	(899)	(233)	(1,312)	(429)	(1,800)	(1,142)	(3,371)

Plans 1 and 2	(26)	(85)	(8)	(119)	(11)	(43)	(1)	(55)	(3)	(12)	(1)	(16)
Plans 3 and 3 amended	(3)	(175)	(20)	(198)	(159)	(681)	(230)	(1,070)	(166)	(542)	(177)	(885)
Plan 4	—	(231)	(246)	(477)	—	—	—	—	—	—	—	—
Plan 5	—	—	—	—	(10)	(175)	(2)	(187)	(177)	(1,203)	(868)	(2,248)
Plan 6	—	—	—	—	—	—	—	—	(83)	(43)	(96)	(222)

Non-employee warrants	—	—	(69)	(69)	—	—	(83)	(83)	—	—	(185)	(185)

Plan A	—	—	(9)	(9)	—	—	(2)	(2)	—	—	—	—
Plan B	—	—	(58)	(58)	—	—	(29)	(29)	—	—	(9)	(9)
Plan C	—	—	(2)	(2)	—	—	(52)	(52)	—	—	(130)	(130)
Plan D	—	—	—	—	—	—	—	—	—	—	(46)	(46)

Total	€(29)	€(495)	€(343)	€(867)	€(180)	€(899)	€(316)	€(1,395)	€(429)	€(1,800)	€(1,327)	€(3,556)

Note 9—Financial Income and Expenses

The Consolidated Statements of Income line item “Financial income (expense)” can be broken down as follows:

	Year Ended December 31,
	2010	2011	2012

	(in thousands of euros)
Financial income from cash equivalents	€67	€80	€204
Foreign exchange gain (loss)	(96)	552	(1,755)
Other financial expense	(5)	(4)	(8)

Total financial income (expense)	€(34)	€628	€(1,559)

The significant foreign exchange loss for the period ended December 31, 2012 consists primarily in exchange differences arising on the settlement or translation into functional currency of monetary statement of financial position items labeled in euros of foreign subsidiaries that have a currency different from the euro. Criteo K.K. (Japan), Criteo Corp. (United States) and Criteo do Brasil (Brazil) are the primary contributors especially due to their payable balances in Euro.

Note 10—Income Taxes

Breakdown of Income Taxes

The Consolidated Statements of Income line item “Income taxes” can be broken down as follows:

	Year Ended December 31,
	2010	2011	2012
	(in thousands of euros)
Current tax	€(2,370)	€(4,548)	€(6,337)
Deferred tax	(298)	157	(219)

Income taxes	€(2,668)	€(4,391)	€(6,556)

As mentioned in Note 3—Principles and Accounting Methods, the French Research Tax Credit is not included in the line item “Income taxes” but deducted from “Research and development expenses” (see note 7—Allocation of personnel expenses).

French business tax (CVAE) is included in the current tax balance for an amount of €266,000, €509,000 and €969,000 for the years ended December 31, 2010, 2011 and 2012 respectively.

Reconciliation Between the Effective and Nominal Tax Expense

The following table shows the reconciliation between the effective and nominal tax expense at the nominal standard French rate of 33.33% (excluding additional contributions):

	Year Ended December 31,
	2010	2011	2012
	(in thousands of euros)
Income before taxes	€7,382	€10,515	€7,387
Theoretical group tax rate	33.33%	33.33%	33.33%

Nominal tax expense	€(2,460)	€(3,505)	€(2,462)

Increase / decrease in tax expense arising from:
Permanent differences(1)	€(134)	€(482)	€(1,731)
Research tax credit	289	527	792
Share-based compensation	(289)	(465)	(1,185)
Non recognition of deferred tax assets related to tax losses and temporary differences(2)	(1,376)	(3,329)	(5,894)
Utilization or recognition of previously unrecognized tax losses	45	851	569
French CVAE included in income taxes(3)	(266)	(509)	(969)
Special tax deductions(4)	1,532	3,155	4,608
Effect of different tax rates	21	(81)	112
Other differences	(30)	(553)	(396)

Effective tax expense	€(2,668)	€(4,391)	€(6,556)

Effective tax rate:	36.1%	41.8%	88.8%

(1)

For the period ended December 31, 2012, the significant balance of permanent differences is mainly affected by the tax option we did elect for regarding our Brazilian subsidiary, Criteo do Brasil LTDA. Under this tax option reserved to Brazilian companies with revenues less than B$ (Brazilian Real) 48 million, the income tax rates apply to presumptive profits.

(2)

For each period pesented, unrecognized deferred tax assets are mainly related to the tax losses of Criteo Corp. (United States). Based on the projected taxable profit within the next three years, we are not in a position to determine that it is probable that future taxable profit will be available against which the unused tax losses and tax credits can be utilized. Therefore, the deferred tax assets were not recognized.

(3)

The presentation change resulting from the classification of French business tax CVAE as an income tax item, resulted in an increase of our effective tax rate by 3.0 points in 2011 and 2.3 points in 2010.

(4)	Special tax deductions refer to the application of a reduced income tax rate for technology royalties income invoiced by the Parent to its subsidiaries.

Deferred Tax Assets and Liabilities

The following table shows the changes in the major sources of deferred tax assets and liabilities:

	Defined Benefit Obligation	Tax Losses	Other	Deferred Tax Assets	Tangible Assets	Other	Deferred Tax Liabilities	Limitation of Deferred Tax Assets	Deferred Tax Position

	(in thousands of euros)
Balance at January 1, 2010	€14	€2,262	€7	€2,283	€(45)	€—	€(45)	€(867)	€1,371

Recognized in profit or loss	15	1,167	61	1,243	(6)	(15)	(21)	(1,520)	(298)
Recognized in other comprehensive income	—	—	—	—	—	—	—	—	—
Currency translation adjustments	—	24	—	24	(3)	—	(3)	(21)	—

Balance at December 31, 2010	29	3,453	68	3,550	(54)	(15)	(69)	(2,408)	1,073

Recognized in profit or loss	26	1,531	2,252	3,809	(35)	(66)	(101)	(3,551)	157
Recognized in other comprehensive income	—	—	—	—	—	—	—	—	—
Currency translation adjustments	—	261	145	406	(3)	(12)	(15)	(383)	8

Balance at December 31, 2011	55	5,245	2,465	7,765	(92)	(93)	(185)	(6,342)	1,238

Recognized in profit or loss	39	5,038	(306)	4,771	(352)	61	(291)	(4,699)	(219)
Recognized in other comprehensive income	100	—	—	100	—	—	—	(55)	45
Currency translation adjustments	—	(266)	(39)	(305)	10	—	10	242	(53)

Balance at December 31, 2012	€194	€10,017	€2,120	€12,331	€(434)	€(32)	€(466)	€(10,854)	€1,011

Limitation of deferred tax primarily relates to Criteo Corp (United States) and Criteo Ltd (United Kingdom) unrecognized tax losses for which it is not probable that sufficient taxable income will be available within the next three years.

As at December 31, 2010, 2011 and 2012, unrecognized deferred tax assets amounted to €3.5 million, €7.6 million and €11.9 million, respectively. These amounts mainly relate to unrecognized accumulated tax losses of Criteo Corporation (€1.8 million, €3.9 million, €8.3 million respectively).

Provisions in Relation to Tax Contingency

In 2011 we underwent a tax inspection covering the fiscal years 2008 and 2009. At the end of 2011, we received a tax assessment notice for which a provision has been recognized for €0.5 million and €0.7 million as at December 31, 2011 and 2012, respectively.

Note 11—Categories of Financial Assets and Financial Liabilities

Financial Assets

The following schedules disclose our financial assets categories for the presented periods:

	As of December, 31 2010
	Carrying value	Loans and receivables	Assets designated at FVTPL(1)	Fair value
	(In thousands of euros)
Non-current financial assets	€774	€774	€—	€774
Trade receivables, net of allowances	15,055	15,055	—	15,055
Other current assets	4,563	4,563	—	4,563
Other current financial assets	—	—	—	—
Cash and cash equivalents	15,552	—	15,552	15,552

Total	€35,944	€20,392	€15,552	€35,944

(1)	Fair value through profit or loss.

	As of December 31, 2011
	Carrying value	Loans and receivables	Assets designated at FVTPL(1)	Fair value
	(In thousands of euros)
Non-current financial assets	€916	€916	€—	€916
Trade receivables, net of allowances	33,423	33,423	—	33,423
Other current assets	5,850	5,850	—	5,850
Other current financial assets	—	—	—	—
Cash and cash equivalents	16,382	—	16,382	16,382

Total	€56,571	€40,189	€16,382	€56,571

(1)	Fair value through profit or loss.

	As of December 31, 2012
	Carrying value	Loans and receivables	Assets designated at FVTPL(1)	Fair value
	(In thousands of euros)
Non-current financial assets	€6,924	€6,924	€—	€6,924
Trade receivables, net of allowances	60,685	60,685	—	60,685
Other current assets	8,080	8,080	—	8,080
Cash and cash equivalents	43,262	—	43,262	43,262

Total	€118,951	€75,689	€43,262	€118,951

(1)	Fair value through profit or loss.

Financial Liabilities

The following schedules disclose our financial liabilities categories for the presented periods:

	As of December 31, 2010
	Carrying amount	Amortised cost	Liabilities designated at FVTPL(1)	Fair value
	(in thousands of euros)
Financial liabilities	775	775	—	775
Trade payables	11,135	11,135	—	11,135
Other current liabilities	6,832	6,832	—	6,832

Total	18,742	18,742	—	18,742

(*)	Fair value through profit or loss.

	As of December 31, 2011
	Carrying amount	Amortised cost	Liabilities designated at FVTPL(1)	Fair value
	(in thousands of euros)
Financial liabilities	877	877	—	877
Trade payables	22,260	22,260	—	22,260
Other current liabilities	10,247	10,247	—	10,247

Total	33,384	33,384	—	33,384

(1)	Fair value through profit or loss.

	As of December 31, 2012
	Carrying amount	Amortised cost	Liabilities designated at FVTPL(1)	Fair value
	(in thousands of euros)
Financial liabilities	6,253	6,253	—	6,253
Trade payables	50,340	50,340	—	50,340
Other current liabilities	15,541	15,541	—	15,541

Total	72,134	72,134	—	72,134

(*)	Fair value through profit or loss.

Note 12—Intangible Assets

Changes in net book value during the presented periods are summarized below:

	Software	Other Intangible Assets	Total

	(in thousands of euros)

Net book value at January 1, 2010	€—	€—	€—

Additions to intangible assets	22	2	24
Disposal of intangible assets
Amortization expense	(1)	—	(1)

Net book value at December 31, 2010	21	2	23

Gross value at end of period	28	2	30
Accumulated depreciation and impairment at end of period	(7)	—	(7)

Net book value at January 1, 2011	21	2	23

Additions to intangible assets	566	—	566
Disposal of intangible assets		(2)	(2)
Amortization expense	(287)	—	(287)

Net book value at December 31, 2011	300	—	300

Gross value at end of period	594	—	594
Accumulated depreciation and impairment at end of period	(294)	—	(294)

Net book value at January 1, 2012	300	—	300

Additions to intangible assets	65	674	739
Disposal of intangible assets	—	—	—
Amortization expense	(318)	—	(318)

Net book value at December 31, 2012	47	674	721

Gross value at end of period	653	674	1,327
Accumulated depreciation and impairment at end of period	€(606)	€—	€(606)

Acquisition of other intangible assets for the period ended December 31, 2012 refers to the implementation of SAP that was still in progress at year-end. We have only capitalized expenses meeting IAS 38—Intangible assets criteria (note 3—Principles and accounting methods). As a result, the balance is composed exclusively of SAP licences and eligible consulting expenses.

Note 13—Property, Plant and Equipment

Changes in net book value during the presented periods are summarized below :

	Fixtures and Fittings	Furniture and Equipment	Total

	(in thousands of euros)
Net book value at January 1, 2010	€70	€903	€973

Additions to tangible assets	58	1,643	1,701
Disposal of tangible assets	—	—	—
Amortization expense	(10)	(673)	(683)
Currency translation adjustments	—	14	14

Net book value at December 31, 2010	118	1,887	2,005

Gross value at end of period	130	2,943	3,073
Accumulated depreciation and impairment at end of period	(12)	(1,056)	(1,068)

Net book value at January 1, 2011	118	1,887	2,005

Additions to tangible assets	391	5,540	5,931
Disposal of tangible assets	—	—	—
Amortization expense	(264)	(1,976)	(2,240)
Currency translation adjustments	8	143	151

Net book value at December 31, 2011	253	5,594	5,847

Gross value at end of period	529	8,663	9,192
Accumulated depreciation and impairment at end of period	(276)	(3,069)	(3,345)

Net book value at January 1, 2012	253	5,594	5,847

Additions to tangible assets	1,191	12,154	13,345
Disposal of tangible assets	(1)	(36)	(37)
Amortization expense	(284)	(4,166)	(4,450)
Finance lease	—	232	232
Currency translation adjustments	(15)	(356)	(371)

Net book value at December 31, 2012	1,144	13,422	14,566

Gross value at end of period	1,332	20,328	21,660
Accumulated depreciation and impairment at end of period	€(188)	€(6,906)	€(7,094)

Movements in property plant and equipment mainly include servers equipments in the French, U.S. and Japanese subsidiaries where the Company’s data centers are located.

Note 14—Non-Current Financial Assets

Non-current financial assets are mainly composed of guarantee deposits for office rentals. The main change for the period ended December 31, 2012 arises from the pledge over an interest-bearing bank deposit amounting to €5.6 million, granted by us to the bank to secure the first-demand bank guarantee, in connection with the new headquarters premises.

Note 15—Trade Receivables

The following table shows the breakdown and changes in trade receivables net book value for the presented periods:

	As of December 31,
	2010	2011	2012
	(in thousands of euros)
Trade accounts receivable	€15,137	€33,362	€59,666
Invoices to be issued	27	239	2,003

Gross value at end of period	15,164	33,601	61,669

(Less) allowance for doubtful accounts	(109)	(178)	(984)

Net book value at end of period	€15,055	€33,423	€60,685

Changes in allowance for doubtful accounts are summarized below:

	As of December 31,
	2010	2011	2012
	(in thousands of euros)
Balance at beginning of period	€—	€(109)	€(178)

Allowance for doubtful accounts	(109)	(67)	(809)
Currency translation adjustment	—	(2)	3

Balance at end of period	€(109)	€(178)	€(984)

Note 16—Other Current Assets

The following table shows the breakdown and changes in other current assets net book value for the presented periods:

	As of December 31,
	2010	2011	2012
	(in thousands of euros)
Prepayments to suppliers	€253	€323	€183
Employee-related receivables	76	95	11
Taxes receivables	3,502	4,486	6,536
Other debtors	3	2	42
Prepaid expenses	729	944	1,308

Gross book value at end of period	4,563	5,850	8,080

(Less) allowance for doubtful accounts	—	—	—

Net book value at end of period	€4,563	€5,850	€8,080

Taxes receivables are primarily composed of VAT receivables and research tax credit receivables. Prepaid expenses mainly consist in office rental advance payments.

Note 17—Cash and Cash Equivalents

Consolidated Statement of Financial Position

The following table presents for each reported period, the breakdown of cash and cash equivalents:

	As of December 31,
	2010	2011	2012
	(in thousands of euros)
French SICAV—Eurozone market(1)	€1,462	€1,455	€—
Interest-bearing bank deposits	3,915	5,831	22,616
Cash	10,175	9,096	20,646

Cash and cash equivalents	€15,552	€16,382	€43,262

(1)	The net change in fair value for the period ended December 31, 2011 is included in financial income (expense) and amounts to €(18,000) (December 31, 2010: €5,000).

Consolidated Statement of Cash Flows

Net cash and cash equivalents at end of the reporting period, as presented in the Consolidated Statements of Cash Flows can be reconciled with the related items in the Consolidated Statements of Financial Position, as follows:

	As of December 31,
	2010	2011	2012
	(in thousands of euros)
Cash and cash equivalents	€15,552	€16,382	€43,262
Less bank overdrafts	(365)	(697)	—

Net cash and cash equivalents	€15,187	€15,685	€43,262

Bank overdrafts form an integral component of our cash management and have been classified accordingly.

Note 18—Share Capital

We manage our capital to ensure that entities in the Company will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

Our capital structure consists of net financial debt (financial liabilities as detailed in notes 22 and 24 offset by cash and bank balances) and equity (comprising issued capital, reserves, retained earnings and non-controlling interests).

We are not subject to any externally imposed capital requirements.

On September 14, 2012, the Parent’s share capital was increased pursuant to the two following transactions:

•

a share capital increase by way of (i) reserves incorporation taken from the share premium account and (ii) increase of the share nominal value of each share composing the share capital in order to bring it at €0.01, and

•

a share capital increase of a nominal amount of €66,518.82 by way of the issuance, at the price per share of €4.51 (share premium included), of 6,651,882 Series D preferred shares with a nominal value of €0.01 each, corresponding to a subscription of a total amount

(share premium included) of €29,999,987.82, to be fully paid up in cash, included by way of the setting off of liquidated and due receivables on the subscription date.

As the result of such transactions, the Parent’s share capital has been brought to €1,177,663.89, composed of 117,766,389 shares of €0.01 each.

The investors that subscribed to this share capital increase are:

a)	Existing investors:

•	Bessemer Venture Partners Enforta Coöperatief U.A.

b)	New investors:

•	SoftBank PrinceVille Investments, L.P.,

•	Adams Street 2008 Direct Fund, L.P.,

•	Adams Street 2009 Direct Fund, L.P.,

•	Adams Street 2010 Direct Fund, L.P.,

•	Adams Street 2011 Direct Fund, L.P.,

•	Adams Street 2012 Direct Fund, L.P.,

•	SAP Ventures Fund I, L.P., and

•	Yahoo Japan Corporation.

Issued Capital

At December 31, 2012, the Parent’s share capital was composed of 117,807,543 shares, each with a nominal value of €0.01, including 85,883,880 preferred shares (series A, B, C, and D).

There are no other rights attached to theses classes of shares that those presented below, other than information and audit rights, as well as rights to approve certain decisions.

Further to rights attached to ordinary shares and to specific statutory rights, in case of a determined event (sale or merger of 50% or more of the share capital of the Parent), preferred shares provide to their holders a preferential right regarding the allocation of the selling price.

In this particular case, after a first allocation of 15% of the selling price to each shareholder prorata the number of shares of the Parent sold respectively by each of them, the remaining 85% of selling price would be allocated as follows:

•	First to the holders of series D preferred shares, up to their invested amount (amount per series D respectively sold by them), plus any declared but unpaid dividend,

•	Then to the holders of series C preferred shares, up to their invested amount invested amount (amount per series C respectively sold by them), plus any declared but unpaid dividend,

•	Then to the holders of series B or B2 preferred shares, up to their invested amount (amount per series B and B2 respectively sold by them), plus any declared but unpaid dividend,

•

Then to the holders of series A preferred shares having elected for their preference, up to their invested amount (amount per series A respectively sold by them), plus any declared but unpaid dividend minus their prorata share of the 15% of the price first allocated,

•

Then the remaining proceeds, if any, would be allocated to all shareholders pro rata the number of shares sold by each of them irrespective of their class or category, except for the holders of series A preferred shares having elected for their preference, provided that the aggregate value per series D preferred share to be received by the holders of series D preferred shares shall in no event exceed:

(i) two times the series D price prior to September 14, 2014, or

(ii) two and a half times the series D price on or after September 14, 2014.

All series of preferred shares are convertible upon the occurrence of certain liquidity events (e.g. an initial public offering) into ordinary shares on a 1:1 basis, with the exception of the Series D Preferred Shares whose conversion ratio could be adjusted. The number of shares to be issued upon the automatic conversion of all outstanding shares of Series D preferred shares depends on the initial public offering price of our ordinary shares. The terms of the Series D preferred shares provide that the ratio at which each share of such series automatically convert into ordinary will increase if our initial public offering price is below a certain price per share, which would result in additional ordinary shares being issued upon conversion of our Series D preferred shares immediately prior to the closing of the qualified listing of our initial public offering.

Change in Number of Shares

(Number of Shares)	Ordinary Shares	Preferred Shares Series A	Preferred Shares Series B	Preferred Shares Series C	Preferred Shares Series D	Total
Balance at January 1, 2010	11,066,000	7,357,900	15,336,596	—	—	33,760,496

Issue of shares under share option plan	268,400	—	—	—	—	268,400
Issue of shares under capital increase in cash	—	—	—	1,976,286	—	1,976,286
Conversion of ordinary shares into Class C preferred shares(1)	(1,739,884)	(174,644)	—	1,914,528	—	—

Balance at December 31, 2010	9,594,516	7,183,256	15,336,596	3,890,814	—	36,005,182

(1)	Adopted by Criteo S.A. General Meeting of Shareholders on April 23, 2010.

(Number of Shares)	Ordinary Shares	Preferred Shares Series A	Preferred Shares Series B	Preferred Shares Series C	Preferred Shares Series D	Total
Balance at January 1, 2011	9,594,516	7,183,256	15,336,596	3,890,814	—	36,005,182
Effect of change in nominal value from €0,01 to €0,0033(2)	19,189,032	14,366,512	30,673,192	7,781,628	—	72,010,364
Issue of shares under share option plans	1,823,556	—	—	—	—	1,823,556
Issue of shares under exercise of share warrants	662,220	—	—	—	—	662,220

Balance at December 31, 2011	31,269,324	21,549,768	46,009,788	11,672,442	—	110,501,322

(2)	Adopted by Criteo S.A. General Meeting of Shareholders on June 28, 2011.

(Number of Shares)	Ordinary Shares	Preferred shares Series A	Preferred shares Series B	Preferred shares Series C	Preferred shares Series D	Total
Balance at January 1, 2012	31,269,324	21,549,768	46,009,788	11,672,442	—	110,501,322

Issue of shares under capital increase in cash(3)	—	—	—	—	6,651,882	6,651,882
Issues of share under share option plans(4)	654,339	—	—	—	—	654,339

Balance at December 31, 2012	31,923,663	21,549,768	46,009,788	11,672,442	6,651,882	117,807,543

(3)	Adopted by Criteo S.A. Ordinary and Extraordinary Meeting of Shareholders of September 14, 2012.

(4)	Corresponding share capital increase as of December 31, 2012 to be approved by the Board of Directors.

Note 19—Earnings Per Share

Basic Earnings Per Share

We calculate basic earnings per share by dividing the net income for the period attributable to shareholders of the Parent by the weighted average number of shares outstanding. Preferred shares have the same rights on the result for the period and dividends as ordinary shares for purposes of calculating earnings per share. As a result, all outstanding ordinary and preferred shares have been taken into consideration for purposes of calculating basic EPS.

	Year Ended December 31,
	2010	2011	2012

Net income attributable to shareholders of Criteo S.A.	€4,714	€6,124	€981
Weighted average number of shares outstanding	35,318,183	109,484,762	112,857,972

Basic earnings per share	€0.133	€0.056	€0.009

Diluted earnings per share

We calculate diluted earnings per share by dividing the net income attributable to shareholders of the Parent by the weighted average number of shares outstanding plus any potentially dilutive shares not yet issued. For each period presented, a contract to issue a certain number of shares (i.e. share option, share warrant or BSPCE contracts) is assessed as potentially dilutive, if it is “in the money” (i.e., the exercise or settlement price is inferior to the average market price). As Parent shares are not traded on a stock exchange, the market price has been determined based on Parent ordinary share’s fair value assumptions described in note 8, i.e. €0.84 for 2010, €1.99 for 2011 and €2.57 for 2012.

Dilution is defined as a reduction of earnings per share or an increase of loss per share. As the exercise of all outstanding share options and warrants would decrease loss per share, they are considered to be anti-dilutive and excluded from the calculation of loss per share.

As noted in note 18, preferred shares are convertible upon the occurrence of certain liquidity events (e.g. an initial public offering). In the event of an IPO, the conversion ratio of the preferred shares to ordinary shares is dependent on the pricing range. Based on the facts known as at December 31, 2012, an assumption has been taken that the conversion of the preferred shares would not have a dilutive effect. Therefore, there was no adjustment to the number of preferred shares that has been taken into account for the determination of the diluted EPS.

	Year Ended December 31,
	2010	2011	2012
	(euros in thousands)

Net income attributable to shareholders of Criteo S.A.	€4,714	€6,124	€981
Weighted average number of shares outstanding used to determine basic earnings per share	35,318,183	109,484,762	112,857,972

Dilutive effect of :
Share awards	—	—	—
Share options and BSPCE	554,505	8,615,746	7,886,145
Share warrants	—	700,541	716,676

Weighted average number of shares outstanding used to determine diluted earnings per share	35,872,688	118,801,049	121,460,793

Diluted earnings per share	€0.131	€0.052	€0.008

Note 20—Employee Benefits

Defined Benefit Plans

According to the French law and Syntec Collective Agreement, French employees are entitled to compensation paid on retirement.

The following table summarizes the changes in the defined benefit obligation (DBO):

	Year Ended December 31,
	2010	2011	2012
	(euros in thousands)

Defined benefit obligation present value—beginning of period	€41	€86	€165
Service cost	28	61	110
Finance cost	2	4	8
Actuarial losses	15	14	299

Defined benefit obligation present value—end of period	€86	€165	€582

The reconciliation of the changes in the present value of Defined Benefit Obligation with the Consolidated Statements of Income for the presented periods is illustrated in the following table:

	Year Ended December 31,
	2010	2011	2012
	(euros in thousands)
Service cost	€(28)	€(61)	€(110)
Finance cost	(2)	(4)	(8)
Actuarial losses	(15)	(14)	(299)

Total defined benefits plan expenses	(45)	(79)	(417)

Of which:
Other comprehensive loss	—	—	(299)
General and administrative expenses	(43)	(75)	(110)
Financial expense	(2)	(4)	(8)

The main assumptions used for the purposes of the actuarial valuations are listed below:

	As of December 31,
	2010	2011	2012
Discount rate (Corp AA)	4.7%	4.6%	2.7%
Expected rate of salary increase	5.0%	5.0%	5.0%
Expected rate of social charges	40.0%	40.0%	40.0%
Estimated retirement age	65 years old	65 years old	65 years old
Life table	INSEE—2003-2005

Staff turnover assumptions:
Less than 30 years old	10%	10%	10%
30-45 years old	5%	5%	5%
More than 45 years	0%	0%	0%

Defined Contribution Plans

The total expense recognized in the Consolidated Statements of Income represents contributions payable to these plans by us at specified rates.

	Year Ended December 31,
	2010	2011	2012
	(euros in thousands)
Defined contributions plans included in personnel expenses	€(500)	€(1,081)	€(1,706)

Note 21—Financial Liabilities

The changes in current and non-current financial liabilities during the period ended December 31, 2012 are illustrated in the following schedule:

	As of December 31, 2011	New borrowings	Repayments	Change	Other	Currency translation adjustment	As of December 31, 2012
	(In thousands of euros)
Borrowings	€—	€6,100	€—	€—	€(2,225)	€—	€3,875
Financial liabilities relating to finance leases	—	—	—	—	129	—	129
Other financial liabilities	—	—	—	177	—	—	177

Non current portion	—	6,100	—	177	(2,096)	—	4,181

Borrowings	—	—	(230)	—	2,225	—	1,995
Other financial liabilities	—	—	—	177	—	—	177
Financial liabilities relating to finance leases	—	—	(26)	—	103	—	77
Other financial liabilities	180	—	(180)		—	—	—
Bank overdrafts	697	—	—	(697)	—	—	—

Current portion	877		(436)	(697)	2,328	—	2,072

Borrowings	—	6,100	(230)	—	—	—	5,870
Financial liabilities relating to finance leases	—	—	(26)	—	232	—	206
Other financial liabilities	180	—	(180)	177	—	—	177
Bank overdrafts	697	—	—	(697)	—	—	—

Total	€877	€6,100	€(436)	€(520)	€232	€—	€6,253

In 2012, we have entered into three loan agreements with third-party financial institutions dedicated to financing tangible assets as indicated below:

Granting Date	Amount (in thousands of euros)	Fixed Rate	Settlement Date
August 27, 2012	€2,500	2.65%	September 5, 2015
September 28, 2012	1,100	2.50%	November 5, 2015
December 28, 2012	2,500	2.40%	December 28, 2015

Borrowings	€6,100

We are party to two loan agreements with Caisse D’Epargne et de Prévoyance d’Auvergne et du Limousin, or CEPAL, providing an aggregate of €3.6 million, consisting of a €2.5 million loan to finance certain capital expenditures and a €1.1 million loan to finance our SAP licenses. The €2.5 million CEPAL loan bears interest at fixed rate of 2.65% per annum. The €1.1 million CEPAL loan bears interest at 2.50% per annum. The combined outstanding principal and interest for each CEPAL loan are payable in equal monthly installments based upon the applicable date of such loan. Each CEPAL loan matures in 2015. At December 31, 2012, there was €3.4 million outstanding on the CEPAL loans.

We also party to a loan agreement with Le Credit Lyonnais, or LCL, providing a €2.5 million loan to finance certain capital expenditures. The LCL loan bears interest at fixed rate of 2.40% per annum. The combined outstanding principal and interest LCL loan is payable in equal monthly installments and matures in December 2015. At December 31, 2012, there was €2.5 million outstanding on the LCL loan.

All of these loans are unsecured and contain customary events of default but do not contain any affirmative, financial or negative covenants.

We are also party to short-term credit line and overdraft facilities with HSBC plc, LCL and Credit Industriel et Commercial, or CIC. Our facilities with these banks, we may draw up to a maximum of €10.9 million collectively as of December 31, 2012. Any loans or overdraft under these short-term facilities bear interest based on the one month EURIBOR rate or three month EURIBOR rate. As these facilities are exclusively short term credit and overdrafts facilities, our banks have the ability to terminate such facilities on short notice. All of these short-term facilities are unsecured and contain customary events of default but do not contain any affirmative, financial or negative covenants.

Note 22—Net Financial Debt

It is noted that we use a financial performance indicator being “net financial debt” defined as being total financial liabilities minus total cash and cash equivalents. As disclosed in Notes 4 and 18, market risks are monitored by our management, which has set guidelines for managing our consolidated net financial debt, especially in respect of its liquidity, interest rate, foreign exchange rate and counterparty risks exposure in the months to come, and reviews past management (realized transactions, financial results).

The following tables show the net financial debt maturity and allocation by currency.

Net Financial Debt Maturity

	Carrying Value	Maturity
		2013	2014	2015	2016	2017
		(in thousands of euros)
Borrowings	€5,870	€1,995	€2,052	€1,823	€—	€—
Financial liabilities relating to finance leases	206	77	77	52
Other financial liabilities	177	—	177	—	—	—

Financial liabilities	6,253	2,072	2,306	1,875	—	—

Cash and cash equivalents	(43,262)	(43,262)	—	—	—	—

Net financial debt	€(37,009)	€(41,190)	€2,306	€1,875	€—	€—

Net Financial Debt by Currency

	Carrying Value	Currency
		EUR	GBP	USD	BRL	JPY	KRW	Other

	(in thousands of euros)
Borrowings	€5,870	€5,870	€—	€—	€—	€—	€—	€—
Financial liabilities relating to finance leases	206	206
Other financial liabilities	177	177	—	—	—	—	—	—

Financial liabilities	6,253	6,253	—	—	—	—	—	—

Cash and cash equivalents	(43,262)	(28,561)	(5,240)	(428)	(4,426)	(2,582)	(1,459)	(566)

Net financial debt	€(37,009)	€(22,308)	€(5,240)	€(428)	€(4,426)	€(2,582)	€(1,459)	€(566)

Note 23—Other Current Liabilities

Other current liabilities are presented in the following table:

	As of December 31,
	2010	2011	2012

	(in thousands of euros)
Client prepayments	€72	€234	€876
Employee-related payables	2,622	6,585	8,701
Taxes payable	4,095	3,286	5,299
Accounts payable relating to capital expenditures	6	100	599
Other creditors	5	6	61
Deferred revenues	32	34	5

Total	€6,832	€10,245	€15,541

Note 24—Commitments

Operating Lease Arrangements

Future payment obligations under non-cancellable operating leases for each presented period are listed below:

	Less than 1 year	1 to 5 years	5 years +	Total

	(in thousands of euros)
Minimum property rental payments at December 31, 2010	€2,314	€1,485	€—	€3,799
Minimum property rental payments at December 31, 2011	1,522	748	—	2,270
Minimum property rental payments at December 31, 2012	7,281	22,571	3,686	33,538

Operating Lease Expenses

The corresponding amounts expensed during the reported periods are as follows:

	Year Ended December 31,
	2010	2011	2012

	(in thousands of euros)
Property rental expenses	€(731)	€(2,135)	€(5,515)

Credit Lines Facilities and Bank Overdrafts

We have been granted with credit lines facilities and are authorised to draw up to a maximum of €10.9 million at year-end. None of these credit lines were drawn as of December 31, 2012.

Note 25—Related Parties

The Executive Officers as of December 31, 2012 are:

•	Jean-Baptiste Rudelle—Chairman of the Board, Chief Executive Officer and Co-Founder

•	Romain Niccoli—Chief Technology Officer, Deputy Chief Executive Officer and Co-Founder

•	Franck Le Ouay—Chief Scientist Officer, Deputy Chief Executive Officer and Co-Founder

•	Jonathan Wolf—Chief Product Officer

•	Pascal Gauthier—Chief Operating Officer

•	Greg Coleman—President of Criteo Corp

•	Benoit Fouilland—Chief Financial Officer

•	Antoine Mingalon—Chief Culture Officer

Total compensation for the executive leadership team, including employee and employer’s social contributions, is summarized in the following table:

	Year Ended December 31,
	2010	2011	2012
	(in thousands of euros)
Short-term benefits	€(1,406)	€(2,745)	€(3,381)
Long-term benefits	(6)	(9)	(4)
Share-based compensation	(547)	(207)	(1,979)

Total	€(1,959)	€(2,961)	€(5,364)

Note 26—Subsequent Events

There has been no events that had a material impact on our results, financial position or cash-flows that occurred between the statement of financial position date and April 18, 2013, the date when the Board of Directors authorized the Consolidated Financial Statements for issue.

Unaudited Interim Condensed Consolidated Statements of Income

		Six months Ended June 30,
	Notes	2012	2013
		(in thousands of euros)
Revenue	7	€113,143	€194,260

Cost of revenue:
Traffic acquisition costs		(63,641)	(116,922)
Other cost of revenue		(4,665)	(10,880)

Gross profit		44,837	66,458

Operating expenses:
Research and development expenses		(6,381)	(13,194)
Sales and operations expenses		(26,040)	(40,083)
General and administrative expenses		(7,032)	(15,195)

Total operating expenses		(39,453)	(68,472)

Income from operations		5,384	(2,014)

Financial income (expense)	9	319	(2,545)

Income (loss) before taxes		5,703	(4,559)

Provision for income taxes	10	(1,735)	(354)

Net income (loss)		€3,967	€(4,913)

Net income (loss) available to shareholders of Criteo S.A.		€3,967	€(4,799)

Net income (loss) available to non-controlling interests		€—	€(114)

Net income (loss) allocated to shareholders per share:
Basic	19	€0.036	€(0.042)

Diluted	19	€0.033	€(0.038)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

	Six months Ended June 30,
	2012	2013
	(in thousands of euros)
Net income (loss)	€3,967	€(4,913)

Foreign currency translation differences, net of taxes	69	765
Foreign currency translation differences	69	765
Income tax effect	—	—
Actuarial gains (losses) on employee benefits, net of taxes	—	(7)

Actuarial gains (losses) on employee benefits	—	(8)
Income tax effect	—	1

Comprehensive income (loss)	€4,036	€(4,155)

Attributable to shareholders of Criteo S.A.	€4,036	€(4,074)
Attributable to non-controlling interests	€—	€(81)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statements of Financial Position

	Notes	December 31, 2012	June 30, 2013
		(in thousands of euros)
Intangible assets	12	€721	€1,989
Property, plant and equipment	13	14,566	20,220
Non-current financial assets	14	6,924	7,614
Deferred tax assets	10	1,026	1,018

Total non-current assets		23,237	30,841

Trade receivables, net of allowances	15	60,685	66,097
Current tax assets		1,866	5,148
Other current assets	16	8,080	17,407
Cash and cash equivalents	17	43,262	47,893

Total current assets		113,893	136,545

Total assets		€137,130	€167,386

	Notes	December 31, 2012	June 30, 2013
		(in thousands of euros)
Share capital	18	€1,178	€1,179
Additional paid-in capital		46,542	46,694
Currency translation adjustment		72	804
Consolidated reserves		11,913	15,565
Retained earnings (loss)		981	(4,799)

Equity—attributable to shareholders of Criteo S.A.		60,686	59,443

Non-controlling interests		(245)	(290)

Total equity		60,441	59,153

Financial liabilities—non current portion	20	4,181	8,577
Retirement benefit obligation		582	768
Deferred tax liabilities		15	75

Total non-current liabilities		4,778	9,420

Financial liabilities—current portion	20	2,072	5,026
Bank overdraft		—	2
Provisions		755	875
Trade payables		50,340	65,615
Current tax liabilities		3,203	529
Other current liabilities		15,541	26,766

Total current liabilities	21	71,911	98,813

Total liabilities		76,689	108,233

Total equity and liabilities		€137,130	€167,386

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	Six months Ended June 30,
	2012	2013
	(In thousands of euros)
Net income (loss)	€3,967	€(4,913)

Non-cash and non-operating items	5,715	8,526

Amortization and provisions	2,634	5,440
Share-based payment expense	1,312	2,715
Net gain or loss on disposal of non-current assets	30	5
Interest paid	—	4
Non-cash financial income and expenses	4	8
Change in deferred taxes	—	—
Income tax for the period	1,735	354

Changes in working capital related to operating activities	(1,145)	11,581

(Increase)/decrease in trade receivables	(4,380)	(7,684)
Increase/(decrease) in trade payables	5,530	19,050
(Increase)/decrease in other current assets	(4,814)	(9,480)
Increase/(decrease) in other current liabilities	4,809	9,695

Income taxes paid	(3,430)	(6,475)

Cash from operating activities	7,397	8,719

Acquisition of intangible assets, property, plant and equipment	(3,986)	(9,079)
Proceeds from disposal of intangible assets, property, plant and equipment	—	—
Change in other non-current financial assets	(6,231)	(766)

Cash used for investing activities	(10,217)	(9,845)

Issuance of long-term borrowings	—	8,000
Repayments of borrowings	—	(1,059)
Interest paid	—	(4)
Proceeds from capital increase	—	153
Change in other financial liabilities	(180)	—

Cash from (used in) financing activities	(180)	7,090

Change in net cash and cash equivalents	2,999	5,963

Net cash and cash equivalents at beginning of period	15,685	43,262
Effect of exchange rate changes on cash and cash equivalents	98	(1,334)

Net cash and cash equivalents at end of period	€12,784	€47,891

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

	Share capital	Additional paid-in capital	Currency translation reserve	Consolidated reserves	Retained earning	Equity attributable to shareholders of Criteo S.A.	Non-controlling interests	Total shareholders’ equity
	(in thousands of euros)
Balance at January 1, 2012	€368	€17,262	€(317)	€2,369	€6,124	€25,806	€—	€25,806

Net income (loss)	—	—	—	—	3,967	3,967	—	3,967
Other comprehensive income	—	—	69	—	—	69	—	69

Total comprehensive income (loss)	—	—	69	—	3,967	4,036	—	4,036

Allocation of net income from prior period	—	—	—	6,124	(6,124)	—	—	—
Share-based compensation	—	—	—	1,312	—	1,312	—	1,312

Balance at June 30, 2012	368	17,262	(248)	9,805	3,967	31,154	—	31,154

Balance at January 1, 2013	1,178	46,542	72	11,913	981	60,686	(245)	60,441

Net income (loss)	—	—	—	—	(4,799)	(4,661)	(114)	(4,913)
Other comprehensive income (loss)	—	—	732	(7)	—	725	32	758

Total comprehensive income (loss)	—	—	732	(7)	(4,799)	(3,936)	(81)	(4,155)

Allocation of net income from prior period	—	—	—	981	(981)	—	—	—
Issuance of ordinary and preferred shares	1	152	—	—	—	153	—	153
Share-based compensation	—	—	—	2,678	—	2,678	37	2,715

Balance at June 30, 2013	€1,179	€46,694	€804	€15,565	€(4,799)	€59,443	€(290)	€59,153

A portion of consolidated reserves is used from time to time to transfer profits from retained earnings for appropriation purposes. There is no policy of regular transfer.

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Criteo S.A. is a global technology company that enables e-commerce companies and brands to leverage large volumes of granular data to efficiently and effectively attract, engage and convert their customers. In these notes, Criteo S.A. is referred to as the Parent and together with its subsidiaries, collectively, as the Company or we. The Company uses its proprietary predictive software algorithms coupled with its deep insights into expressed consumer intent and purchasing habits to price and deliver highly relevant and personalized internet and mobile display advertisements in real time.

Note 1—Significant Events and Transactions of the Period

New loan agreement

In June 2013, we have entered into a new loan agreement with Le Credit Lyonnais, or LCL, providing a €8.0 million loan dedicated to financing tangible assets. The LCL loan bears interest at fixed rate of 2.3% per annum. The combined outstanding principal and interest LCL loan is payable in equal monthly installments and matures in June 2016.

Exceptional provision

A one-off exceptional provision of €2.2 million was recorded in relation to operating withholding taxes in Brazil that will become due in relation to the settlement of large intercompany open balances. We believe this settlement will enable us to reduce on-going foreign exchange exposure as well as to access cash currently restricted to being utilized in Brazil.

Note 2—General Information and Statement of Compliance

General Information

The accompanying unaudited interim condensed consolidated financial statements and notes, present the operations of Criteo S.A., and its subsidiaries. Criteo S.A., the parent company, is a corporate venture under French law (société anonyme) and has its registered office located at 32, rue Blanche, 75009 Paris.

Our unaudited interim condensed consolidated financial statements as of June 30, 2013 have been prepared under the responsibility of Criteo S.A.’s management.

All amounts are expressed in thousands of euros, unless stated otherwise.

The closing date of our unaudited interim condensed consolidated financial statements is June 30. Individual statements included into these interim condensed consolidated financial statements have been prepared at the closing date of the unaudited interim condensed consolidated statements, i.e. June 30, and cover the six-month period then ended.

Statement of Compliance

Our unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2012 and 2013 have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, as issued by the International Accounting Standard Board (“IASB”). The unaudited interim condensed consolidated financial statements should be read in conjunction with the Annual Consolidated Financial Statements for the year ended December 31, 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB.

Note 3—Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

Taxes on income in the interim periods are accrued using the estimated tax rate that would be applicable to expected total annual taxable income.

The following new and amended standards and interpretations have been adopted:

•

IFRS 13 Fair Value Measurement: IFRS 13 sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. The application of this standard since January 1, 2013 had no significant impact on the interim condensed consolidated financial statements of the Company.

•	Amendments to IAS 19 Employee Benefits: These amendments include the main following items:

•

Require recognition of changes in the net defined benefit liability (asset) in other comprehensive income (end of the corridor approach). This method, which was an option under IAS 19, was already applied by the Company effective January 1, 2012;

•	Require alignment of the discount rate used for defined benefit obligation and the rate used for expected return on plan assets;

•	Introduce enhanced disclosures about defined benefit plans;

The impacts of the adoption of this amendment on the unaudited interim condensed consolidated financial statements are immaterial. As a result, the Company has not presented comparative financial information reflecting the adoption of this amendment as of the beginning of the prior period.

•

IFRS 10—Consolidated Financial Statements: IFRS 10—Consolidated Financial Statements (“IFRS 10”) replaces the guidance on “consolidation” in IAS 27—Consolidated and Separate Financial Statements (“IAS 27”), and SIC12—Consolidation—Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

•

IFRS 11 Joint Arrangements: (“IFRS 11”) replaces the guidance on “joint ventures” in IAS 31—Interests in Joint Ventures, and SIC 13—Jointly Controlled Entities—Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method and eliminates the option to proportionally consolidate.

•

IFRS 12 Disclosure of Interests in Other Entities: IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

•

Amendments to IAS 28 Investments in Associates and Joint Ventures: this Standard supersedes IAS 28 Investments in Associates. It prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The adoption of these new standards had no impact on our unaudited interim condensed consolidated financial statements.

•	Amendments to IAS 1—Presentation of items of other comprehensive income

•	Amendments to IFRS 1—First time adoption: severe hyperinflation

•	Amendments to IFRS 1—First time adoption: government loans

•	Amendments to IAS 12—Deferred Tax: recovery of underlying assets

•	Amendments to IFRS 7—Financial instruments disclosures: offsetting financial assets and liabilities

•	Annual improvements 2009-2011

Note 4—Use of Estimates

Our unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS. The preparation of our unaudited interim condensed consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

The most significant areas that require management judgment and estimates are the same as those described in the Annual Consolidated Financial Statements for the year ended December 31, 2012.

Note 5—Seasonality

Our client base consists primarily of businesses in the online retail, classified and travel industries. For example, in particular in the online retail industry, many businesses devote the largest portion of their budgets to the fourth quarter of the calendar year, to coincide with increased holiday spending by consumers. Conversely, our e-commerce retail and travel clients typically conduct fewer advertising campaigns in the second quarter than they do in other quarters. As a result, our revenue tends to be seasonal in nature but the impact of this seasonality has been offset by our significant growth and geographic expansion. If the seasonal fluctuations become more pronounced, our operating cash flows could fluctuate materially from period to period.

Note 6—Financial Risk Management

Credit Risk

The maximum exposure to credit risk at the end of each reported period is represented by the carrying amount of financial assets, and summarized in the following table:

	December 31, 2012	June 30, 2013
	(€ in thousands of euros)
Non-current financial assets	€6,924	€7,614
Trade receivables, net of allowances	60,685	66,097
Other current assets	8,080	17,407
Cash and cash equivalents	43,262	47,893

Total	€118,951	€139,011

Trade Receivables

Credit risk is defined as an unexpected loss in cash and earnings if the client is unable to pay its obligations in due time. We perform internal ongoing credit risk evaluations of our clients. When a possible risk exposure is identified, we require prepayments.

For each period presented, the aging of trade receivables and allowances for potential losses is as follows:

	December 31, 2012				June 30, 2013
	Gross value	%	Impairment	%	Gross value	%	Impairment	%
	(in thousands of euros)
Not yet due	€34,190	55.4%	€—	—	€60,833	89.6%	€—	—
0-30 days	21,382	34.7%	(3)	0.3%	1,404	2.1%	—	—
31-60 days	3,128	5.1%	(36)	3.7%	1,517	2.2%	—	—
60-90 days	826	1.3%	(67)	6.8%	561	0.9%	(20)	1.1%
> 90 days	2,142	3.5%	(877)	89.2%	3,555	5.2%	(1,753)	98.9%

Total	€61,668	100%	€(983)	100%	€67,870	100%	€(1,773)	100%

Cash and Cash Equivalents

Cash and cash equivalents are exclusively invested in secured investments such as interest-bearing deposits which are primarily measured at each reporting period using level 1 fair value measurements.

Market Risk

Foreign Currency Risk

A 10% increase or decrease of the Sterling Pound, the U.S. Dollar, the Japanese Yen or the Brazilian Real against the euro would have impacted the Unaudited Interim Condensed Consolidated Statements of Income and Consolidated Statement of Changes in Equity including non-controlling interests as follows:

	June 30, 2012		June 30, 2013
	(€ in thousands of euros)
EUR/GBP	+10%	-10%	+10%	-10%
Net income impact	€(52)	€52	€(203)	€203
Net equity impact	€(80)	€80	€(467)	€467

	June 30, 2012		June 30, 2013
	(€ in thousands of euros)
EUR/USD	+10%	-10%	+10%	-10%
Net income impact	€(661)	€661	€(317)	€317
Net equity impact	€(2,110)	€2,110	€(3,107)	€3,107

	June 30, 2012		June 30, 2013
	(€ in thousands of euros)
EUR/JPY	+10%	-10%	+10%	-10%
Net income impact	€21	€(21)	€(22)	€22
Net equity impact	€(91)	€91	€(56)	€56

	June 30, 2012		June 30, 2013
	(€ in thousands of euros)
EUR/BRL	+10%	-10%	+10%	-10%
Net income impact	€22)	€(22)	€(371)	€371
Net equity impact	€53)	€(53)	€(627)	€627

Counterparty Risk

As of June 30, 2013, we show a positive net cash position. Since December 2012, we have set-up a cash pooling arrangement for all the Euro-zone entities, reinforcing cash management centralization. Investment and financing decisions are carried out by our internal treasury function. We only deal with counterparties with high credit ratings.

Liquidity Risk

The following tables summarize for each period presented, the remaining contractual maturities of our financial liabilities and lease commitments:

	June 30, 2013
	Carrying value	Contractual cash flows	Less than 1 year	1 to 5 years	5 years +
	(in thousands of euros)
Financial liabilities	€13,603	€14,022	€5,261	€8,761	€—
Trade payables	65,615	65,615	65,615	—	—
Other current liabilities	26,766	26,766	26,766	—	—
Operating lease arrangements	—	29,532	6,716	21,802	1,014

Total	€105,984	€135,935	€104,358	€30,563	€1,014

Note 7—Breakdown of Revenue and Non-Current Assets by Geographical Areas

For the purposes of allocating resources and evaluating financial performance, the CEO reviews consolidated data for revenue, revenue excluding traffic acquisition costs (revenue ex-TAC), Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, share-based compensation and service costs (pension) and Adjusted Net Income (net income before share-based compensation expense).

The Company operates in the following three geographical markets:

•	Americas: North and South Americas,
•	EMEA: Europe, Middle-East and Africa, and
•	Asia-Pacific.

Revenue generation is highly dependent on traffic acquisition costs and given the fact that our recommendation engine and technical platforms are structured in a way so as to optimize revenue ex-TAC, our management believes that revenue data are relevant when accompanied by revenue ex-TAC information.

The following tables disclose our consolidated revenue for each geographical area for each of the reported periods. Revenue by geographical area is based on the location of advertisers’ campaigns.

	Americas	EMEA	Asia-Pacific	Total
	(in thousands of euros)
June 30, 2012	€23,247	€79,941	€9,955	€113,143
June 30, 2013	53,871	107,777	32,612	194,260

Revenue generated in France amounted to €24.0 million and €27.8 million for the six-month periods ended June 30, 2012 and 2013 respectively.

Revenue generated in other significant countries where we operate is presented in the following table:

	June 30, 2012	June 30, 2013

	(In thousands of euros)
America
United States	€17,639	€39,943

EMEA
Germany	19,681	25,967
United Kingdom	15,093	20,608

Asia Pacific
Japan	7,048	25,545

For the six-months periods ended June 30, 2012 and 2013, our largest client represented 5.2% and 4.5%, respectively, of our consolidated revenue.

Other Information

For each reported period, non-current assets (corresponding to the net book value of tangible and intangible assets) are presented in the table below. The geographical information results from the locations of legal entities.

	Holding	Americas	Of which: United States	Europe	Asia-Pacific	Of which: Japan	Total
	(in thousands of euros)
As of December 31, 2012	€8,259	€3,868	€3,855	€592	€2,568	€2,495	€15,287
As of June 30, 2013	12,736	5,698	5,683	521	3,253	3,186	22,209

Note 8—Share-Based Compensation

Change in number of BSPCE / BSA / Share options outstanding

	Plan 1&2	Plan 3	Plan 4	Plan 5	Plan 6	BSA	Total
Balance at December 31, 2012	2,903,442	6,787,879	902,796	5,217,906	1,119,724	1,180,410	18,112,157
Granted during the period (*)	—	—	—	—	2,184,700	178,500	2,363,200
Forfeited during the period	—	(72,388)	—	(97,969)	(48,100)	—	(218,457)
Exercised during the period (**)	(27,000)	(60,212)	—	(42,281)	—	(3,540)	(133,033)
Expired during the period	—	—	—	—	—	—	—
Balance at June 30, 2013	2,876,442	6,655,279	902,796	5,077,656	3,256,324	1,355,370	20,123,867

(*)	as granted by the Board of Directors on February 7, 2013, March 6, 2013 and April 18, 2013

(**)	see note 19 Share Capital—change in number of shares

Breakdown of the Closing Balance

	June 30, 2013
	Outstanding	Exercisable
Exercise price of €0.08	667,479	667,479
Exercise price of €0.18	657,801	657,801
Exercise price of €0.28	6,111,591	4,993,329
Exercise price of €0.84	2,390,346	1,959,671
Exercise price of €1.19	627,000	313,500
Exercise price of €2.38	6,102,406	1,908,328
Exercise price of €3.31	1,223,244	—
Exercise price of €3.86	901,700	—
Exercise price of €4.17	1,442,300	—

	June 30, 2012				June 30, 2013
	R&D	S&O	G&A	Total	R&D	S&O	G&A	Total
	(in thousands of euros)
Share options / BSPCE	(135)	(703)	(375)	(1,212)	(559)	(826)	(1,013)	(2,398)

Plans 1 and 2	(1)	(6)	—	(7)	—	—	—	—
Plans 3 and 3 amended	(77)	(229)	(88)	(394)	(37)	(146)	(57)	(240)
Plan 4	—	—	—	—	—	—	—	—
Plan 5	(56)	(468)	(288)	(811)	(93)	(286)	(454)	(833)
Plan 6	—	—	—	—	(429)	(394)	(502)	(1,325)

Non-employee warrants	—	—	(99)	(99)	—	—	(317)	(317)

Plan A	—	—	—	—	—	—	—	—
Plan B	—	—	(4)	(4)	—	—	—	—
Plan C	—	—	(95)	(95)	—	—	(63)	(63)
Plan D	—	—	—	—	—	—	(254)	(254)

Total	€(135)	€(703)	€(474)	€(1,312)	€(559)	€(826)	€(1,329)	€(2,715)

Note 9—Financial Income (Expenses)

The Consolidated Statements of Income line item “Financial income (expense)” can be broken down as follows:

	June 30, 2012	June 30, 2013
	(in thousands of euros)
Financial income from cash equivalents	€175	€162
Foreign exchange gain (loss)	148	(2,699)
Other financial expense	(4)	(8)

Total financial income (expense)	€(319)	€(2,545)

The significant foreign exchange loss for the period ended June 30, 2013 consists primarily in exchange differences arising on the settlement or translation into functional currency of monetary statement of financial position items labeled in euros of foreign subsidiaries that have a currency different from the euro. Criteo K.K. (Japan), Criteo ltd. (United Kingdom) and Criteo do Brasil (Brazil) are the primary contributors especially due to their payable balances in Euro.

Note 10—Income Taxes

Breakdown of Income Taxes

The Consolidated Statements of Income line item “Income taxes” can be broken down as follows:

	June 30, 2012	June 30, 2013
	(in thousands of euros)
Current tax	€(1,735)	€(354)
Deferred tax	—	—

Income taxes	€(1,735)	€(354)

The French Research Tax Credit is not included in the line item “Income taxes” but deducted from “Research and development expenses”.

French business tax (CVAE) is included in the current tax balance for an amount of €285,000 and €538,000 for the six-month periods ended June 30, 2012 and 2013 respectively.

Deferred tax assets and liabilities

Limitation of deferred tax primarily relates to Criteo Corp. (United States) and Criteo Ltd (United Kingdom) unrecognized tax losses for which it is not probable that sufficient taxable income will be available within the next three years. As at December 31, 2012 and June 30, 2013 unrecognized deferred tax assets amounted to €11.9 million and €14.1 million respectively. These amounts mainly relate to unrecognized accumulated tax losses of Criteo Corp. (€8.3 million and €9.4 million respectively).

Provisions in Relation to Tax Contingency

In 2011 we underwent a tax inspection covering the fiscal years 2008 and 2009. At the end of 2011, we received a tax assessment notice for which a provision has been recognized for €0.5 million and €0.7 million as at December 31, 2011 and 2012, respectively. In June 30, 2013 considering the preliminary conclusions of the tax inspection, the provision has been reassessed up to €0.8 million (resulting in a €0.1 million research and development expense in the unaudited interim condensed consolidated statement of income).

Note 11—Categories of Financial Assets and Financial Liabilities

Financial Assets

The following schedules disclose our financial assets categories for the presented periods:

	As of December 31, 2012
	Carrying value	Loans and receivables	Assets designated at FVTPL(1)	Fair value
	(In thousands of euros)
Non-current financial assets	€6,924	€6,924	€—	€6,924
Trade receivables, net of allowances	60,685	60,685	—	60,685
Other current assets	8,080	8,080	—	8,080
Cash and cash equivalents	43,262	—	43,262	43,262

Total	€118,951	€75,689	€43,262	€118,951

	As of June 30, 2013
	Carrying value	Loans and receivables	Assets designated at FVTPL(1)	Fair value
	(In thousands of euros)
Non-current financial assets	€7,614	€7,614	€—	€7,614
Trade receivables, net of allowances	66,097	66,097	—	66,097
Other current assets	17,407	17,407	—	17,407
Cash and cash equivalents	47,893	—	47,893	47,893

Total	€139,011	€91,118	€47,893	€139,011

(1)	Fair value through profit or loss.

Financial Liabilities

The following schedules disclose our financial liabilities categories for the presented periods:

	As of December 31, 2012
	Carrying amount	Amortised cost	Liabilities designated at FVTPL(1)	Fair value
	(in thousands of euros)
Financial liabilities	6,253	6,253	—	6,253
Trade payables	50,340	50,340	—	50,340
Other current liabilities	15,541	15,541	—	15,541

Total	72,134	72,134	—	72,134

	As of June 30, 2013
	Carrying amount	Amortised cost	Liabilities designated at FVTPL(1)	Fair value
	(in thousands of euros)
Financial liabilities	13,603	13,603	—	13,603
Trade payables	65,615	65,615	—	65,615
Other current liabilities	26,766	26,766	—	26,766

Total	105,984	105,984	—	105,984

(*)	Fair value through profit or loss.

Note 12—Intangible Assets

Changes in net book value during the presented periods are summarized below:

	Software	Other Intangible Assets	Total
	(in thousands of euros)

Net book value at January 1, 2013	€47	€674	€721

Additions to intangible assets	1,739	—	1,739

Disposal of intangible assets
Reclassification of intangible assets	674	(674)	—
Amortization expense	(471)	—	(471)

Net book value at June 30, 2013	1,989	—	1,989

Gross value at end of period	3,066	—	3,066
Accumulated depreciation and impairment at end of period	(1,077)	—	(1,077)

Net book value at June 30, 2013	1,989	—	1,989

Movements in software mainly include the acquisition of licenses for internal use to support Criteo’s growth in the framework of a three-year enterprise agreement covering the current and future affiliates.

Reclassification of other intangible assets concern mainly intangible assets in progress as of December 31, 2012 referring to the implementation of SAP, operational in 2013.

Note 13—Property, Plant and Equipment

Changes in net book value during the presented periods are summarized below:

	Fixtures and Fittings	Furniture and Equipment	Total
	(in thousands of euros)

Net book value at January 1, 2013	€1,144	€13,421	€14,566

Additions to tangible assets	411	9,460	9,871
Disposal of tangible assets	(62)	(9)	(71)
Reclassification of intangible assets	84	(84)	—
Amortization expense	(144)	(3,686)	(3,830)
Currency translation adjustments	(12)	(302)	(314)

Net book value at June 30, 2013	1,421	18,800	20,221

Gross value at end of period	1,747	29,328	31,075
Accumulated depreciation and impairment at end of period	(326)	(10,528)	(10,854)

Movements in property plant and equipment mainly include servers equipments in the French, U.S. and Japanese subsidiaries where the Company’s data centers are located.

Note 14—Non-Current Financial Assets

Non-current financial assets are mainly composed of guarantee deposits for office rentals. The main change for the six-month period ended June 30, 2013 arises from a €5 million interest-bearing bank deposit that has been pledged in relation with a guaranty provided by the depositary bank with regards to the 2008 and 2009 tax reassessment and a €0.2 million security deposit related to our new Japanese premises.

Note 15—Trade Receivables

The following table shows the breakdown and changes in trade receivables net book value for the presented periods:

	December 31, 2012	June 30, 2013

	(in thousands of euros)
Trade accounts receivable	€59,666	€64,269
Invoices to be issued	2,003	3,601

Gross value at end of period	61,669	67,870

(Less) allowance for doubtful accounts	(984)	(1,773)

Net book value at end of period	€60,685	€66,097

Changes in allowance for doubtful accounts are summarized below:

	December 31, 2012	June 30, 2013

	(in thousands of euros)
Balance at beginning of period	€(178)	€(984)

Allowance for doubtful accounts	(809)	(804)
Currency translation adjustment	3	15

Balance at end of period	€(984)	€(1,773)

Note 16—Other Current Assets

The following table shows the breakdown and changes in other current assets net book value for the presented periods:

	December 31, 2012	June 30, 2013

	(in thousands of euros)
Prepayments to suppliers	€183	€919
Employee-related receivables	11	44
Tax receivables	6,536	11,159
Other debtors	42	17
Prepaid expenses	1,308	5,268

Gross book value at end of period	8,080	17,407

(Less) allowance for doubtful accounts	—	—

Net book value at end of period	€8,080	€17,407

Tax receivables are primarily composed of VAT receivables.

Prepaid expenses mainly consist in transaction costs to be accounted for as a deduction from equity in the context of the contemplated initial public offering of shares of the Company and to a lesser extent, office rental advance payments.

Note 17—Cash and Cash Equivalents

Consolidated Statement of Financial Position

The following table presents for each reported period, the breakdown of cash and cash equivalents:

	December 31, 2012	June 30, 2013

	(in thousands of euros)
Interest-bearing bank deposits	22,616	17,901
Cash	20,646	29,992

Cash and cash equivalents	€43,262	€47,893

Consolidated Statement of Cash Flows

Net cash and cash equivalents at end of the reporting period, as presented in the Consolidated Statements of Cash Flows can be reconciled with the related items in the Consolidated Statements of Financial Position, as follows:

	December 31, 2012	June 30, 2013

	(in thousands of euros)
Cash and cash equivalents	€43,262	€47,893
Less bank overdrafts	—	(2)

Net cash and cash equivalents	€43,262	€47,891

Bank overdrafts form an integral component of our cash management and have been classified accordingly.

Note 18—Share Capital

Issued Capital

At June 30, 2013, the Parent’s share capital was composed of 117,943,576 shares, each with a nominal value of €0.01, including 85,883,880 preferred shares (series A, B, C, and D).

Change in Number of Shares

(Number of Shares)	Ordinary Shares	Preferred shares Series A	Preferred shares Series B	Preferred shares Series C	Preferred shares Series D	Total
Balance at January 1, 2013	31,923,663	21,549,768	46,009,788	11,672,442	6,651,882	117,807,543

Issue of shares under capital increase in cash	—	—	—	—	—	—
Issues of share under share option plans(1)	136,033	—	—	—	—	136,033

Balance at June 30, 2013	32,059,696	21,549,768	46,009,788	11,672,442	6,651,882	117,943,576

(1)

Corresponding share capital increase as of June 30, 2013 approved by the Board of Directors in February7, 2013, March 6, 2013 and April 18, 2013, including an adjustment 3,000 options concerning a 2012 exercise.

Note 19—Earnings Per Share

Basic Earnings Per Share

We calculate basic earnings per share by dividing the net income for the period attributable to shareholders of the Parent by the weighted average number of shares outstanding. Preferred shares have the same rights on the result for the period and dividends as ordinary shares for purposes of calculating earnings per share. As a result, all outstanding ordinary and preferred shares have been taken into consideration for purposes of calculating basic EPS.

	June 30, 2012	June 30, 2013

Net income attributable to shareholders of Criteo S.A.	€3,967	€(4,799)
Weighted average number of shares outstanding	110,688,025	117,855,407

Basic earnings per share	€0.036	€(0.042)

Diluted earnings per share

	June 30, 2012	June 30, 2013

Net income attributable to shareholders of Criteo S.A.	€3,967	€(4,799)
Weighted average number of shares outstanding used to determine basic earnings per share	110,688,025	117,855,407

Dilutive effect of :
Share awards	—	—
Share options and BSPCE	7,571,014	10,468,567
Share warrants	698,181	861,633

Weighted average number of shares outstanding used to determine diluted earnings per share	118,957,219	129,185,607

Diluted earnings per share	€0.033	€(0.038)

Note 20—Financial Liabilities

The changes in current and non-current financial liabilities during the six month period ended June 30, 2013 are illustrated in the following schedule:

	As of December 31, 2012	New borrowings	Repayments	Change	Other	Currency translation adjustment	As of June 30, 2013
	(In thousands of euros)
Borrowings	€3,875	€8,000	€—	€—	€(3,612)	€—	€8,263
Financial liabilities relating to finance leases	129	—	—	—	185	—	314
Other financial liabilities	177	—	—	(177)	—	—	—

Non-current portion	4,181	8,000	—	(177)	(3,427)	—	8,577

Borrowings	1,995	—	(970)	—	3,612	—	4,637
Other financial liabilities	—	—	—	177	—	—	177
Financial liabilities relating to finance leases	77	—	(89)	—	224	—	212
Other financial liabilities	—	—	—	—	—	—	—
Bank overdrafts	—	—	—	—	—	—	—

Current portion	2,072		(1,059)	177	3,836	—	5,026

Borrowings	5,870	8,000	(970)	—	—	—	12,900
Financial liabilities relating to finance leases	206	—	(89)	—	409	—	212
Other financial liabilities	177	—	—	—	—	—	177
Bank overdrafts	—	—	—	—	—	—	—

Total	€6,253	€8,000	€(1,059)	€—	€409	€—	€13,603

In June 2013, we have entered into a new loan agreement with Le Credit Lyonnais, or LCL, providing a €8.0 million loan dedicated to financing tangible assets. The LCL loan bears interest at fixed rate of 2.30% per annum. The combined outstanding principal and interest LCL loan is payable in equal monthly installments and matures in June 2016.

Granting Date	Amount (in thousands of euros)	Fixed Rate	Settlement Date
August 27, 2012	€2,500	2.65%	September 5, 2015
September 28, 2012	1,100	2.50%	November 5, 2015
December 28, 2012	2,500	2.40%	December 28, 2015
June 7, 2013	8,000	2.30%	June 7, 2016
Borrowings	€14,100

All of these loans are unsecured and contain customary events of default but do not contain any affirmative, financial or negative covenants.

We are also party to short-term credit line and overdraft facilities with HSBC plc, LCL and Credit Industriel et Commercial, or CIC. Our facilities with these banks, we may draw up to a maximum of €10.9 million collectively as of June 30, 2013. Any loans or overdraft under these short-term facilities bear interest based on the one month EURIBOR rate or three month EURIBOR rate. As these facilities are exclusively short term credit and overdrafts facilities, our banks have the ability to terminate such facilities on short notice. All of these short-term facilities are unsecured and contain customary events of default but do not contain any affirmative, financial or negative covenants.

Note 21—Other Current Liabilities

Other current liabilities are presented in the following table:

	December 31, 2012	June 30, 2013
	(in thousands of euros)
Customers prepayments	€876	€956
Employee-related payables	8,701	10,336
Taxes payable	5,299	12,322
Accounts payable relating to capital expenditures	599	2,722
Other creditors	61	430
Deferred revenues	5	1

Total	€15,541	€26,766

Note 22—Commitments

The commitments existing at December 31, 2012 concern the operating lease arrangements and have not changed significantly at June 30, 2013.

Note 23—Related Parties

No new significant transaction with related parties has been concluded during the period.

Note 24—Subsequent Events

Acquisition of AD-X Tracking

On July 15, 2013, we announced we have acquired AD-X, a mobile analytics and tracking company. Ad-X provides a solution for businesses to track and optimize mobile display advertising campaigns delivered to smartphones and tablets through mobile advertising networks and other marketing solutions. We acquired 100% equity in AD-X for an initial amount of €5.5 million (based on the exchange rate of €1.1591 for a £1.00 as of July 11, 2013) including transaction fees for €0.2 million (based on the exchange rate of €1.1591 for a £1.00 as of July 11, 2013). The additional payments, which amounts to €3.7 million (based on the exchange rate of €1.1591 for a £1.00 as of July 11, 2013) are conditional upon the presence of sellers at anniversary dates. This business combination will be accounted for under the acquisition method in accordance with revised IFRS 3 - Business Combinations. The determination of the fair values of assets acquired and liabilities assumed is currently in progress and the arrangements for contingent payments to sellers would be considered as personnel expenses. The impact of the transaction will be reflected in our consolidated financial statements as of December 31, 2013.

37
markets

+4,000
clients

+6,000
publishers

90%
client retention rate

Up to 25,000
ads delivered per second

Over $6.5 billion
of client online sales post-click
in the 12 months ended June 30, 2013*

36 markets +3,000 clients +5,000 publishers Up to 25,000 ads per second of client online sales in 2012 post-click* client retention rate 90% * This figure represents online sales from users that made a purchase from one of our client’s websites during the 30 day period following a click by that user on an advertisement that we delivered for that client. Over $ 5.1 billion

American Depositary Shares

Representing              Ordinary Shares

PROSPECTUS

J.P. Morgan	Deutsche Bank Securities	Jefferies

Stifel
Pacific Crest Securities	SOCIETE GENERALE	William Blair

                    , 2013

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under French law, provisions of by-laws that limit the liability of directors are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the Company. Criminal liability cannot be indemnified under French law, whether directly by the Company or through liability insurance. However, in case one of our directors or officers is sued by a third-party and ultimately prevails in the litigation on all counts, but is nevertheless required to bear attorneys’ fees and costs that are not otherwise covered by insurance, we may reimburse those fees and costs pursuant to an indemnification arrangement with the director.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act of 1933, as amended, and we intend to enter into agreements with our directors and executive officers to provide contractual indemnification to bear attorneys’ fees and costs that are not otherwise covered by insurance for directors prevailing in a third-party action.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our board of directors.

In any underwriting agreement we enter into in connection with the sale of ADSs being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding share capital issued and options and warrants granted by us since January 1, 2010. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Some of the transactions described below involved directors, officers and 5% shareholders and are more fully described under the section of the prospectus titled “Related-Party Transactions.” The following discussion does not give effect to the conversion of our preferred shares into ordinary shares immediately prior to the completion of this offering.

Issuances of Preferred Shares

In April 2010, we sold an aggregate of 5,928,858 shares of our Series C preferred shares to five investors at a purchase price of €0.84 per share, for an aggregate purchase price of €5.0 million, and 5,219,652 outstanding ordinary shares and 523,932 outstanding Series A preferred shares held by six shareholders were converted into the same number of Series C preferred shares, in reliance on Section 4(2) of the Securities Act and Regulation S promulgated under the Securities Act.

In September 2012, we sold 6,651,882 shares of our Series D preferred shares to nine investors at a purchase price of €4.51 per share, for an aggregate purchase price of €30.0 million, in reliance on Section 4(2) of the Securities Act and Regulation S promulgated under the Securities Act.

The offers, sales and issuances of the securities described in the preceding two paragraphs were exempt from registration either (a) under Section 4(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(2) or (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Issuances Under Our Equity Plans

Since January 1, 2010, we granted to employees, consultants and non-employee directors, pursuant to our equity incentive plans and in exchange for services rendered or to be rendered, options and warrants to purchase an aggregate of 20,301,340 ordinary shares with exercise prices ranging from €0.28 to €4.17 per share. Since January 1, 2010, an aggregate of 3,276,148 ordinary shares were issued upon the exercise of options and warrants issued under our equity incentive plans, at exercise prices between €0.08 to €3.31 per share, for aggregate proceeds of €868,870.

In April 2010 we issued to certain of our employees, pursuant to our equity incentive plans and in exchange for services rendered or to be rendered, warrants to purchase an aggregate of 902,796 Series C preferred shares with a subscription price of €0.84 per share. None of the Series C warrants have been exercised to date.

The offers, sales and issuances of the securities described in the preceding two paragraphs were exempt from registration either (a) under Section 4(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(2), (b) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (c) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Exhibit	Filed Herewith	To be Filed by Amendment

1.1	Form of Underwriting Agreement		X

3.1	By-laws (statuts) of the registrant (English translation)		X

3.2	Form of By-laws of the registrant to become effective upon closing of the offering (English translation)		X

4.1	Form of Deposit Agreement		X

4.2	Agreement to Furnish Debt Instruments		X

5.1	Opinion of Jones Day		X

8.1	Tax Opinion of Jones Day		X

10.1	Commercial Lease between Orosdi and the registrant dated January 20, 2012 (English translation)		X

10.2	Sublease Agreement between DST Realty of NY and Criteo Corp., dated April 12, 2012		X

10.3	Registration Rights Agreement by and among the registrant and certain investors signatory thereto, dated , 2013		X

10.4†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors		X

10.5†	Non-Compete Agreement between the registrant and each of Messrs. Rudelle, Le Ouay and Niccoli

10.6†	Stock Option Plans—2009, 2010, 2011, 2012, 2013 (including forms of Stock Option Grant Agreement and Exercise Notice)		X

10.7†	Summary of BSA Plan	X

10.8†	Summary of BSPCE Plan	X

10.9†	2013 Free Share Plan		X

10.10†	Form of BSA Grant Document (English translation)	X

10.11†	Form of BSPCE Grant Document (English translation)	X

10.12†	Employment Agreement between the registrant and Benoit Fouilland, dated November 18, 2011 (English translation)		X

10.13†	Employment Agreement between registrant and Jonathan Wolf, dated May 18, 2009	X

21.1	List of subsidiaries of the registrant	X

23.1	Consent of Deloitte & Associés		X

23.2	Consent of Jones Day LLP (included in Exhibits 5.1 and 8.1)		X

24.1	Power of Attorney of each of the directors of the registrant and the principal executive, financial and accounting officers of the registrant (see pages II- and II- of this Registration Statement)		X

†	Management contract or compensatory plan or arrangement

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France, on August 15, 2013.

CRITEO S.A.

By:	/s/
Jean-Baptiste Rudelle
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Filed Herewith	To be Filed by Amendment

1.1	Form of Underwriting Agreement		X

3.1	By-laws (statuts) of the registrant (English translation)		X

3.2	Form of By-laws of the registrant to become effective upon closing of the offering (English translation)		X

4.1	Form of Deposit Agreement		X

4.2	Agreement to Furnish Debt Instruments		X

5.1	Opinion of Jones Day		X

8.1	Tax Opinion of Jones Day		X

10.1	Commercial Lease between Orosdi and the registrant dated January 20, 2012 (English translation)		X

10.2	Sublease Agreement between DST Realty of NY and Criteo Corp., dated April 12, 2012		X

10.3	Registration Rights Agreement by and among the registrant and certain investors signatory thereto, dated , 2013		X

10.4†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors		X

10.5†	Non-Compete Agreement between the registrant and each of Messrs. Rudelle, Le Ouay and Niccoli		X

10.6†	Stock Option Plans—2009, 2010, 2011, 2012, 2013 (including forms of Stock Option Grant Agreement and Exercise Notice)		X

10.7†	Summary of BSA Plan	X

10.8†	Summary of BSPCE Plan	X

10.9†	2013 Free Share Plan		X

10.10†	Form of BSA Grant Document (English translation)	X

10.11†	Form of BSPCE Grant Document (English translation)	X

10.12†	Employment Agreement between the registrant and Benoit Fouilland, dated November 18, 2011 (English translation)		X

10.13†	Employment Agreement between registrant and Jonathan Wolf, dated May 18, 2009	X

21.1	List of subsidiaries of the registrant	X

23.1	Consent of Deloitte & Associés		X

23.2	Consent of Jones Day LLP (included in Exhibits 5.1 and 8.1)		X

24.1	Power of Attorney of each of the directors of the registrant and the principal executive, financial and accounting officers of the registrant (see pages II- and II- of this Registration Statement)		X

†	Management contract or compensatory plan or arrangement